CASSA DI RISPARMIO DI FIRENZE

Fondata nel 1829

02028893

April 29, 2002

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC 20549
USA

RECEIVED MAY 06 2002 164 SEC MAIL PROCESSING SECTION WASH. D.C.

Attention Ms Amy O'Brien

Dear Sirs,

Re. **Cassa di Risparmio di Firenze S.p.A. - File number 82-5126 - Information furnished pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934**

Please find enclosed the following document :

- **Public announcement in a daily newspaper : 2001 dividend payment & 2001 Annual Report filing**

  Date distributed : April 29-30, 2002
  Num. of Annex A : 5 - 1
  English summary attached

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

In order to facilitate your work I have included the Annex A.

Should you need any further information, please do not hesitate to contact me at (+39) 055 2612284.

Yours sincerely,

Marco Falleri
Investor Relations

Mod. MI 10208 Q - FI - 300.000 - 12/01

CASSA DI RISPARMIO DI FIRENZE

Fondata nel 1829

CASSA DI RISPARMIO DI FIRENZE

Bilancio d'esercizio e Bilancio Consolidato al 31 Dicembre 2001

Si rende noto che il Bilancio d'esercizio ed il Bilancio consolidato al 31/12/2001, approvati dall'Assemblea dei soci in data 29/04/02 e corredati dalle Relazioni sulla gestione, dalle Relazioni del Collegio Sindacale e dalle Relazioni della Società di Revisione, sono a disposizione del pubblico presso la sede sociale e presso Borsa Italiana S.p.A. Il verbale dell'Assemblea sarà messo a disposizione del pubblico, con le medesime modalità, nei tempi previsti dalla legge.

Pagamento dividendo

Si informano i Signori Azionisti che, in ottemperanza a quanto deliberato dall'Assemblea dei soci del 29/04/02, previo stacco cedola n.2 in data 20/05/2002 , verrà posto in pagamento a partire dal 23/05/2002 il dividendo relativo all'esercizio 2001 stabilito, al lordo delle ritenute di legge, in

€ 0,052

per ogni azione ordinaria in circolazione.

Iscritta all'Albo delle Banche al n. 5120 – Capogruppo del Gruppo bancario Cassa di Risparmio di Firenze – Iscritto all'Albo dei Gruppi Bancari al n. 6160.6 – Sede in Firenze, Via Bufalini n.6 – Capitale sociale € 564.842.924,36 – Registro delle Imprese di Firenze – Codice Fiscale e Partita IVA 04385190485 – R.E.A. n. 444267

Mod. MI 10208 Q - FI - 300.000 - 12/01

Public announcement (published in a daily newspaper)

Summary

Please take note that CR Firenze **Annual Report** and CR Firenze Consolidated Annual Report for the year 2001 have been duly filed with Borsa Italiana Spa and with the registered office of the bank. The above mentioned documents have been approved by the Shareholders' Meeting on April 29, 2002.

We are pleased to inform our shareholders that **year 2001 dividend** - *Euro 0.052 per each ordinary share* - will be available for payment since May 23, 2002.

ANNEX A
REPORTING/DISCLOSURE REQUIREMENTS APPLICABLE TO CASSA DI RISPARMIO DI FIRENZE S.p.A. ("CRF")

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
1.	***Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' report and (iii) the minutes of the shareholders' meeting which approved the annual financial statements. Consolidated annual reports of the CRF Group. The external auditors' reports. Financial statements of CRF's subsidiaries or a summary thereof. Summary of the main line items of the financial statements of CRF's affiliates.*** [1]	By the day following the date of approval of the annual financial statements by CRF's shareholders' meeting.	Arts. 77 and 96 of CONSOB Regulation No. 11971/99.	*Borsa Italiana* (Italian Stock Exchange) and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
	Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' report, and (iii) the minutes of the shareholders' meeting which approved the annual financial statements.	Within 30 days from the date of approval of the annual financial statements by CRF's shareholders' meeting.	Art. 2435 of the Italian Civil Code.	The annual report and the minutes of the shareholders' meeting which approved the financial statements have to be filed with the local Companies' Register (*Ufficio del Registro delle Imprese*).

1 The minutes of the shareholders' meeting at which the financial statements are (or are not) approved must be made available to the public at the registered office of CRF and sent to the Italian Stock Exchange and CONSOB within seven days from the date of such shareholders' meeting. If the shareholders' meeting requires amendments to the financial statements, the financial statements as amended must be made available to the public and sent to the Italian Stock Exchange and CONSOB within three days from the relevant shareholders' meeting.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
2.	***Semi-annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' remarks, if any, and (iii) the external auditors' report, if any.***	Within four months of the end of the first semester of each accounting year.	Arts. 81 and 96 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
3.	***Quarterly reports.***	Within 45 days of the end of each quarter of each accounting year.	Arts. 82 and 96 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy. [2]
4.	***Prospectuses.***	Must be notified and registered with CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, prior to delivery to the public.	Art. 94 of Legislative Decree No. 58/1998.	CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, and the public at large.
5.	***Dividend declarations.***	Must be approved by shareholders at the annual general meeting that approves the financial statements and disclosed promptly to CONSOB, the Italian Stock Exchange and the public.	Art. 2433 of the Italian Civil Code.	Italian Stock Exchange and CONSOB. The information must be made available at the registered office of CRF. The availability of such information has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
6.	***Preliminary profit announcements.***	Must be disclosed promptly.	Arts. 66 and 68 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.
7.	***Periodic accounting information and budget announcements.***	Must be disclosed promptly.	Arts. 66 and 68 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.

2 Exemptions apply for quarterly reports due at the end of each semester and each accounting year, provided certain conditions are met.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
8.	***Board of Directors' resolutions concerning the approval of the financial statements of CRF and of the CRF group, the semi-annual accounts and proposals for dividend distribution.***	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.
9.	***Information and documents relating to mergers and demergers.***			
(a)	Merger/demerger proposal.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 2501 *bis* and Art. 2504 *octies* of the Italian Civil Code.	The information must be filed with the Companies' Register and a summary must be published in the Italian Official Gazette.
(b)	Merger/demerger proposal. Financial condition of the companies involved in the merger/demerger.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 70 and 90 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including at the registered office of CRF. The availability of such information has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy no later than 25 days prior to the date of the relevant shareholders' meeting.
(c)	Report of the Board of Directors to the Shareholders on the merger/demerger.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 90 of CONSOB Regulation No. 11971/99.	CONSOB.
(d)	Information memorandum.	No later than 10 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Arts. 70 and 90 of CONSOB Regulation No. 11971/99.	CONSOB may require that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB. The availability of such information must be disclosed through the public announcement specified above sub (b).
(e)	Resolution of the shareholders' meeting which approved the merger/demerger.	Within 30 days from the date of the relevant shareholders' meeting.	Art. 90 of CONSOB Regulation No. 11971/99. Art. 2502 *bis* and Art. 2504 *novies* of the Italian Civil Code.	CONSOB. The information must be filed together with a number of attachments with the Companies' Register and a summary must be published in the Italian Official Gazette.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
(f)	Deed of merger/demerger.	Within 30 days of execution of the deed of merger/demerger.	Art. 2504 and Art. 2504 *novies* of the Italian Civil Code.	The information must be filed with the Companies' Register.
(g)	Deed of merger/demerger.	Within 10 days of the registration of the deed of merger/demerger with the Companies' Register.	Art. 90 of CONSOB Regulation No. 11971/99.	CONSOB.
10.	***Information memorandum regarding acquisitions and disinvestments.***	No later than 15 days from CONSOB's request.	Arts. 71 and 91 of CONSOB Regulation No. 11971/99.	CONSOB may require, depending on the type and size of the acquisition/ Disinvestment, that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB. The availability of such document has to be disclosed promptly through a public announcement in at least one daily newspaper with national circulation in Italy.
11.	***Amendments to the by-laws.***			
(a)	Report of the Board of Directors to the shareholders on the proposed amendments (in the format set out by CONSOB).	At least 30 days prior to the date of the shareholders' meeting to which the amendments will be submitted.	Art. 92, par. 1, (a) of CONSOB Regulation No. 11971/99.	CONSOB.
		At least 15 days prior to the date of the shareholders' meeting to which the amendments will be submitted.	Art. 72, par. 2 of CONSOB Regulation No. 11971/99.	The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Amended text of the by-laws together with the resolution of the shareholders' meeting which approved the amendments.	Within 30 days from the date of the shareholders' meeting that approved the amendments.	Art. 2436 of the Italian Civil Code.	The information must be filed with the Companies' Register.
12.	***Issue of debt securities.***			
(a)	Report of the Board of Directors to the shareholders on the proposed issue of debt securities.	At least 30 days prior to the date of the shareholders' meeting to which the issue will be submitted.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
		At least 15 days prior to the date of the shareholders' meeting to which the issue will be submitted.	Art. 75 of CONSOB Regulation No. 11971/99.	The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Resolution of the shareholders' meeting which has approved the issue of the debt securities.	Within 30 days from the date of the relevant shareholders' meeting.	Art. 2411 of the Italian Civil Code.	The Companies' Register.
13.	***Changes in share capital.***			
(a)	Report of the Board of Directors to the shareholders on the proposed change in share capital.	At least 30 days prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
		At least 15 days [3] prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 72 of CONSOB Regulation No. 11971/99.	The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Report of the external auditors appointed by the Florence Court.[4]	At least 15 days prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 72 and 92 of CONSOB Regulation No. 11971/99.	CONSOB. The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(c)	Resolution of the shareholders' meeting which has approved the change in share capital.	Within 30 days from the date of the shareholders' meeting which has approved the change in share capital.	Art. 2436 of the Italian Civil Code.	The information must be filed with the Companies' Register.
			Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
(d)	Amended text of the by-laws.	Within 30 days from the date of the shareholders' meeting which has approved the change in share capital.	Art. 2436 of the Italian Civil Code.	The information (showing the new amount of share capital) must be filed with the Companies' Register.

3 In the event of a capital decrease due to losses, such period is reduced to eight days prior to the date of the shareholders' meeting to which the change in share capital will be submitted (art. 74 of CONSOB Regulation No. 11971/99). In this case, CRF must file with CONSOB the minutes of the shareholders' meeting which resolved upon the capital decrease due to losses, within 30 days from such meeting (art. 94 of CONSOB Regulation No. 11971/99).

4 Only when the increase in share capital is made with the exclusion of pre-emptive rights, or with assets in kind.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
		Within 30 days from the date of filing with the Companies' Register.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
14.	***Acquisition/sale of treasury stock.***			
(a)	Report of the Board of Directors to the shareholders on the proposed acquisition or sale of treasury stock.	At least 15 days prior to the date of the shareholders' meeting to which the acquisition or sale of treasury stock will be submitted.	Arts. 73 and 93 of CONSOB Regulation No. 11971/99.	CONSOB. The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Minutes of the shareholders' meeting which approved the acquisition or sale of treasury stock.	Within 30 days from the relevant shareholders' meeting.	Art. 93 of CONSOB Regulation No. 11971/99.	CONSOB.
15.	***Notice of changes in directors, statutory auditors or general manager.***	Within 10 days of appointment/removal.	Art. 100 of CONSOB Regulation No. 11971/99.	Details of the new/resigned directors, statutory auditors or general manager must be filed with CONSOB.
	Notice of changes in directors.	Within 15 days of appointment/removal.	Art. 2383 of the Italian Civil Code.	Details of the new/resigned directors must be filed with Companies' Register.
16.	***Shareholders' meetings.***			
(a)	Notice convening shareholders' meetings stating, *inter alia*, agenda of meetings.	30 days before shareholders' meetings.	Ministerial Decree No. 437/98.	Publication in the Italian Official Gazette.
(b)	Directors' report on proposals included in the agenda.	15 days before shareholders' meeting.	Ministerial Decree No. 437/98.	Such information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
17.	***Trading on listed securities issued by CRF or other companies of the CRF Group or related securities.***	Within 3 working days from the end of each calendar month.	Arts. 87 and Annex 3F of CONSOB Regulation 11971/99.	CRF must deliver to CONSOB a report on the trades made by CRF or other companies of the CRF Group on listed securities issued by CRF or other companies of the CRF Group or related securities. Such information, provided that certain thresholds are met, must be made available to the public at the Italian Stock Exchange and through a press release to at least two press agencies, within five working days from the end of each calendar month.
18.	***Opening/closing of branches.***	Must be disclosed promptly.	Rules of the Companies' Register	The opening/closing of the branch must be notified to the Companies Register.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
19.	***Other material information.***	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99.	Any material information must be disclosed to CONSOB and the Italian Stock Exchange and made available to the public by way of a press release to at least two press agencies.

CASSA DI RISPARMIO DI FIRENZE

Fondata nel 1829

02 MAY -6

SUPPL

May 3, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC 20549
USA

Attention Ms Amy O'Brien

Dear Sirs,

Re. **Cassa di Risparmio di Firenze S.p.A. - File number 82-5126 - Information furnished pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934**

Please find enclosed the following document :

- **Press release "31 March 2002 Financial Results - Convocation of the Board"**

  Date distributed : May 02, 2002
  Num. of Annex A : 19
  English version available

In order to facilitate your work I have included the Annex A.

Should you need any further information, please do not hesitate to contact me at (+39) 055 2612284.

Yours sincerely,

Marco Falleri
Investor Relations

Mod. MI 10208 Q - FI - 300.000 - 12/01

CASSA DI RISPARMIO DI FIRENZE

CONVOCATION OF THE BOARD OF DIRECTORS

31 MARCH 2001 FINANCIAL RESULTS

THE BOARD OF DIRECTORS OF CASSA DI RISPARMIO DI FIRENZE SPA WAS CONVENED TO MEET ON MAY 13, 2002 WHERE, AMONG OTHER THINGS, THE 31 MARCH 2002 CONSOLIDATED FINANCIAL RESULTS WILL BE APPROVED.

FLORENCE, MAY 2, 2001

ANNEX A

REPORTING/DISCLOSURE REQUIREMENTS APPLICABLE TO CASSA DI RISPARMIO DI FIRENZE S.p.A. ("CRF")

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
1.	***Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' report and (iii) the minutes of the shareholders' meeting which approved the annual financial statements. Consolidated annual reports of the CRF Group. The external auditors' reports. Financial statements of CRF's subsidiaries or a summary thereof. Summary of the main line items of the financial statements of CRF's affiliates.*** [1]	By the day following the date of approval of the annual financial statements by CRF's shareholders' meeting.	Arts. 77 and 96 of CONSOB Regulation No. 11971/99.	*Borsa Italiana* (Italian Stock Exchange) and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
	Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' report, and (iii) the minutes of the shareholders' meeting which approved the annual financial statements.	Within 30 days from the date of approval of the annual financial statements by CRF's shareholders' meeting.	Art. 2435 of the Italian Civil Code.	The annual report and the minutes of the shareholders' meeting which approved the financial statements have to be filed with the local Companies' Register (*Ufficio del Registro delle Imprese*).

1 The minutes of the shareholders' meeting at which the financial statements are (or are not) approved must be made available to the public at the registered office of CRF and sent to the Italian Stock Exchange and CONSOB within seven days from the date of such shareholders' meeting. If the shareholders' meeting requires amendments to the financial statements, the financial statements as amended must be made available to the public and sent to the Italian Stock Exchange and CONSOB within three days from the relevant shareholders' meeting.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
2.	***Semi-annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' remarks, if any, and (iii) the external auditors' report, if any.***	Within four months of the end of the first semester of each accounting year.	Arts. 81 and 96 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
3.	***Quarterly reports.***	Within 45 days of the end of each quarter of each accounting year.	Arts. 82 and 96 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy. [2]
4.	***Prospectuses.***	Must be notified and registered with CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, prior to delivery to the public.	Art. 94 of Legislative Decree No. 58/1998.	CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, and the public at large.
5.	***Dividend declarations.***	Must be approved by shareholders at the annual general meeting that approves the financial statements and disclosed promptly to CONSOB, the Italian Stock Exchange and the public.	Art. 2433 of the Italian Civil Code.	Italian Stock Exchange and CONSOB. The information must be made available at the registered office of CRF. The availability of such information has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
6.	***Preliminary profit announcements.***	Must be disclosed promptly.	Arts. 66 and 68 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.
7.	***Periodic accounting information and budget announcements.***	Must be disclosed promptly.	Arts. 66 and 68 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.

2 Exemptions apply for quarterly reports due at the end of each semester and each accounting year, provided certain conditions are met.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
8.	***Board of Directors' resolutions concerning the approval of the financial statements of CRF and of the CRF group, the semi-annual accounts and proposals for dividend distribution.***	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.
9.	***Information and documents relating to mergers and demergers.***			
(a)	Merger/demerger proposal.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 2501 *bis* and Art. 2504 *octies* of the Italian Civil Code.	The information must be filed with the Companies' Register and a summary must be published in the Italian Official Gazette.
(b)	Merger/demerger proposal. Financial condition of the companies involved in the merger/demerger.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 70 and 90 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including at the registered office of CRF. The availability of such information has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy no later than 25 days prior to the date of the relevant shareholders' meeting.
(c)	Report of the Board of Directors to the Shareholders on the merger/demerger.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 90 of CONSOB Regulation No. 11971/99.	CONSOB.
(d)	Information memorandum.	No later than 10 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Arts. 70 and 90 of CONSOB Regulation No. 11971/99.	CONSOB may require that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB. The availability of such information must be disclosed through the public announcement specified above sub (b).
(e)	Resolution of the shareholders' meeting which approved the merger/demerger.	Within 30 days from the date of the relevant shareholders' meeting.	Art. 90 of CONSOB Regulation No. 11971/99. Art. 2502 *bis* and Art. 2504 *novies* of the Italian Civil Code.	CONSOB. The information must be filed together with a number of attachments with the Companies' Register and a summary must be published in the Italian Official Gazette.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
(f)	Deed of merger/demerger.	Within 30 days of execution	Art. 2504 and Art. 2504	The information must be filed with the

		of the deed of merger/demerger.	*novies* of the Italian Civil Code.	Companies' Register.
(g)	Deed of merger/demerger.	Within 10 days of the registration of the deed of merger/demerger with the Companies' Register.	Art. 90 of CONSOB Regulation No. 11971/99.	CONSOB.
10.	***Information memorandum regarding acquisitions and disinvestments.***	No later than 15 days from CONSOB's request.	Arts. 71 and 91 of CONSOB Regulation No. 11971/99.	CONSOB may require, depending on the type and size of the acquisition/ Disinvestment, that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB. The availability of such document has to be disclosed promptly through a public announcement in at least one daily newspaper with national circulation in Italy.
11.	***Amendments to the by-laws.***			
(a)	Report of the Board of Directors to the shareholders on the proposed amendments (in the format set out by CONSOB).	At least 30 days prior to the date of the shareholders' meeting to which the amendments will be submitted.	Art. 92, par. 1, (a) of CONSOB Regulation No. 11971/99.	CONSOB.
		At least 15 days prior to the date of the shareholders' meeting to which the amendments will be submitted.	Art. 72, par. 2 of CONSOB Regulation No. 11971/99.	The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Amended text of the by-laws together with the resolution of the shareholders' meeting which approved the amendments.	Within 30 days from the date of the shareholders' meeting that approved the amendments.	Art. 2436 of the Italian Civil Code.	The information must be filed with the Companies' Register.
12.	***Issue of debt securities.***			
(a)	Report of the Board of Directors to the shareholders on the proposed issue of debt securities.	At least 30 days prior to the date of the shareholders' meeting to which the issue will be submitted.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
		At least 15 days prior to the date of the shareholders' meeting to which the issue will be submitted.	Art. 75 of CONSOB Regulation No. 11971/99.	The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Resolution of the shareholders' meeting which has approved the issue of the debt securities.	Within 30 days from the date of the relevant shareholders' meeting.	Art. 2411 of the Italian Civil Code.	The Companies' Register.
13.	***Changes in share capital.***			
(a)	Report of the Board of Directors to the shareholders on the proposed change in share capital.	At least 30 days prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
		At least 15 days [3] prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 72 of CONSOB Regulation No. 11971/99.	The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Report of the external auditors appointed by the Florence Court.[4]	At least 15 days prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 72 and 92 of CONSOB Regulation No. 11971/99.	CONSOB. The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(c)	Resolution of the shareholders' meeting which has approved the change in share capital.	Within 30 days from the date of the shareholders' meeting which has approved the change in share capital.	Art. 2436 of the Italian Civil Code.	The information must be filed with the Companies' Register.
			Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
(d)	Amended text of the by-laws.	Within 30 days from the date of the shareholders' meeting which has approved the change in share capital.	Art. 2436 of the Italian Civil Code.	The information (showing the new amount of share capital) must be filed with the Companies' Register.

Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute

3 In the event of a capital decrease due to losses, such period is reduced to eight days prior to the date of the shareholders' meeting to which the change in share capital will be submitted (art. 74 of CONSOB Regulation No. 11971/99). In this case, CRF must file with CONSOB the minutes of the shareholders' meeting which resolved upon the capital decrease due to losses, within 30 days from such meeting (art. 94 of CONSOB Regulation No. 11971/99).

4 Only when the increase in share capital is made with the exclusion of pre-emptive rights, or with assets in kind.

		Within 30 days from the date of filing with the Companies' Register.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
14.	***Acquisition/sale of treasury stock.***			
(a)	Report of the Board of Directors to the shareholders on the proposed acquisition or sale of treasury stock.	At least 15 days prior to the date of the shareholders' meeting to which the acquisition or sale of treasury stock will be submitted.	Arts. 73 and 93 of CONSOB Regulation No. 11971/99.	CONSOB. The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Minutes of the shareholders' meeting which approved the acquisition or sale of treasury stock.	Within 30 days from the relevant shareholders' meeting.	Art. 93 of CONSOB Regulation No. 11971/99.	CONSOB.
15.	***Notice of changes in directors, statutory auditors or general manager.***	Within 10 days of appointment/removal.	Art. 100 of CONSOB Regulation No. 11971/99.	Details of the new/resigned directors, statutory auditors or general manager must be filed with CONSOB.
	Notice of changes in directors.	Within 15 days of appointment/removal.	Art. 2383 of the Italian Civil Code.	Details of the new/resigned directors must be filed with Companies' Register.
16.	***Shareholders' meetings.***			
(a)	Notice convening shareholders' meetings stating, *inter alia*, agenda of meetings.	30 days before shareholders' meetings.	Ministerial Decree No. 437/98.	Publication in the Italian Official Gazette.
(b)	Directors' report on proposals included in the agenda.	15 days before shareholders' meeting.	Ministerial Decree No. 437/98.	Such information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
17.	***Trading on listed securities issued by CRF or other companies of the CRF Group or related securities.***	Within 3 working days from the end of each calendar month.	Arts. 87 and Annex 3F of CONSOB Regulation 11971/99.	CRF must deliver to CONSOB a report on the trades made by CRF or other companies of the CRF Group on listed securities issued by CRF or other companies of the CRF Group or related securities. Such information, provided that certain thresholds are met, must be made available to the public at the Italian Stock Exchange and through a press release to at least two press agencies, within five working days from the end of each calendar month.
18.	***Opening/closing of branches.***	Must be disclosed promptly.	Rules of the Companies' Register	The opening/closing of the branch must be notified to the Companies Register.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
19.	***Other material information.***	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99.	Any material information must be disclosed to CONSOB and the Italian Stock Exchange and made available to the public by way of a press release to at least two press agencies.

CASSA DI RISPARMIO DI FIRENZE

Fondata nel 1829

April 29, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC 20549
USA

SUPPL

Attention Ms Amy O'Brien

Dear Sirs,

Re. **Cassa di Risparmio di Firenze S.p.A. - File number 82-5126 - Information furnished pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934**

Please find enclosed the following document :

- **2001 Annual Report & 2001 Consolidated Annual Report as approved by the Shareholders' general meeting**

  Date distributed : April 30, 2002
  Num. of Annex A : 1
  English summary attached

In order to facilitate your work I have included the Annex A.

Should you need any further information, please do not hesitate to contact me at (+39) 055 2612284.

Yours sincerely,

Marco Falleri
Investor Relations

GRUPPO BANCARIO CASSA DI RISPARMIO DI FIRENZE

2001 CONSOLIDATED RESULTS

DIVIDEND 0.052 EURO PER SHARE: PAY-OUT RATIO OVER 66%

OPERATING INCOME 289.2 MILLION EURO (UP 1.8%)

NET EARNINGS 93.4 MILLION EURO

ROE 13.7% (EXCLUDING AMORTIZATION OF GOODWILL)

NET LOANS OVER 11 BILLION EURO

TOTAL DEPOSITS OVER 25 BILLION EURO

ASSETS UNDER MANAGEMENT: NET INFLOWS 1,400 MILLION EURO

The Board of Directors of Cassa di Risparmio di Firenze, chaired by Mr. Aureliano Benedetti, met on 25 March 2002 to approve the draft 2001 company and consolidated financial statements presented by the general manager Lino Moscatelli. The Meeting also took note of the Group's continuing expansion, now extending to 416 branch windows and a new network of financial representatives already operating on the territory with 9 *financial spaces* and 45 promoters.

The Bank's strategic investments continued, featuring the acquisition of an additional stake in Findomestic Banca, increasing it to 50% of share capital. The remaining 50% is held by Cetelem S.a., BNP Paribas Group. The florentine company, leader in the consumer credit sector, close the 2001 with € 50.2 million net profit (+61%) and ROE in excess of 23%.

In April CR Firenze Gestion Internationale S.a. was founded (80% CR Firenze, 20% Sanpaolo IMI) in Luxembourg. The new company manages the multisector Giotto Lux fund, the Bank's leading investment fund product. These mutual funds are also distributed by CR Forli and CR Ravenna. Assets under management amounted to around € 1.800 million as at 31 December 2001.

Taking into account the Parent's Company result (€ 84.9 million), the Board of Directors has decided to propose a € 0.052 dividend per share for Shareholders' Meeting approval, which led to a pay-out ratio in excess of 66%.

The draft 2001 financial statements of Banca CR Firenza S.p.A. and the dividend pay-out proposal will be in the agenda of the Shareholders' Meeting of 29 April 2002.

The proposed dividend pay-out is scheduled for 23 May 2002 (ex-dividend date 20 May 2002).

GRUPPO BANCARIO CASSA DI RISPARMIO DI FIRENZE

CONSOLIDATED PERFORMANCE

Changes in the scope of consolidation relate to the proportionate consolidation of Findomestic Banca (50%) and CR Mirandola (50.691%). **The following analysis is on a pro-forma basis.**

Consolidated net earnings in 2001 amounted to **€ 93,4 million**, mostly unchanged as compared to the previous year's result, despite a clearly unfavorable market context. Diversification in the sources of revenue forming the net result made this performance possible.

Interest income, net of dividends, amounted to € 559.4 million, an around 10% increase. Including dividends the increase was more than 11%.

Total income amounted to € 920 million, a 2.7% increase over the previous year. Despite the Group's expansion, the rise in operating expenses was contained to 1.1%[1]. As a result, **operating income** increased 1.8% to € 289.2 million.

As already mentioned, the year's market performance could have had a significant effect on the income statement performance, but Banca CR Firenze's corporate structure allowed it to absorb the economic downturn. In particular, while CR Firenze's income from financial operations decreased, as did those of the asset management subsidiary Eptaconsors, Findomestic Banca's income increased, and the significant increase of net asset management inflows kept the decrease of the line "commissions and other net income" under 0,9%.

The **cost/income ratio,** adjusted for expense collections, came in at 67% in 2001. The result is stable as compared to 2000.

Net extraordinary gains decreased around 3% to € 14.3 million. The biggest contributors were capital gains on security sales and the accounting reconciliation deriving from the merger of Credito Fondiario Toscano.

GRUPPO BANCARIO CASSA DI RISPARMIO DI FIRENZE

ROE was 13.7%. The ratio decreased to 11.3% if the amortization of goodwill is taken into account.

Total deposits amounted to € 25,167 million, a 1.4% increase. Direct deposits amounted to € 11,058 million, up 2.2%. Meanwhile indirect deposits increased 0.8%, including a 14.4% jump in **assets under management**, reaching € 8,047 million. The net inflow into managed assets reached € 1,400 million, reflecting the sales capability of the branch network and the quality of the products on offer. In detail, mutual funds grew 37.4% while actuarial reserves for insurance products increased 17.8%.

Customer loans amounted to € 11.335 million, a 3.8% increase. Net non-performing loans decreased 2.1% to € 197 million with coverage ratio equal to 52%. The coverage ratio for doubtful loans was 19.7%. The net non-performing loans/net loans ratio was 1.7%.

The reorganization process designed to overhaul the Group structure continued in 2001. Several reform projects were completed including *Regulations for the assumption of financial risks* and *Loan Regulations.* Also private asset management, accounting, auditing, and control operations were all conferred to the Parent company. Finally, the entire branch network is now integrated through a single profitability control information system.

The market and interest rate risk management and monitoring system, called *Alms-Pro,* is being extended to all other Group banks. This system, developed by Prometeia Calcolo, conforms to the requirements issued by the Basel Committee.

Florence, March 25, 2002

[1] The pro-forma data shows an increase of 2.9%, which, however, has to discount the effect of an extraordinary item pertaining to the period.

CASSA RISPARMIO FIRENZE Banking Group

Consolidated Balance Sheet (ITL millions)

	ASSETS	31 December 2001		31 December 2000 PF		31 December 2000	
10	**Cash and cash on deposit with central banks and post offices**		286,206		149,832		143,362
20	**Italian government securities and similar securities eligible for refinancing with central banks**		435,264		873,168		862,816
30	**Amounts due from banks**		1,838,138		1,701,795		2,046,747
	(a) sight	205,585		511,589		515,173	
	(b) other	1,632,553		1,190,206		1,531,574	
40	**Customer loans**		22,327,556		21,531,638		18,327,209
	including:						
	- loans from third-party funds under administration	2,184		2,396		2,396	
50	**Bonds and other debt securities**		3,529,057		3,732,822		3,711,363
	(a) of public issuers	2,925,988		2,995,527		2,963,197	
	(b) of banks	378,568		524,416		536,658	
	including:						
	- own securities	103,324		241,634		241,634	
	(c) of financial institutions	116,397		80,689		79,947	
	(d) of other issuers	108,104		132,190		131,561	
60	**Shares and other equity securities**		94,948		512,771		512,182
70	**Participating interests other than in group companies**		696,284		590,241		737,186
	(a) valued on equity method	196,526		192,012		344,624	
	(b) other	499,758		398,229		392,562	
80	**Participating interests in group companies**		46,026		31,523		30,370
	(a) valued on equity method	34,985		27,955		27,955	
	(b) other	11,041		3,568		2,415	
90	**Goodwill arising on consolidation**		281,552		328,883		200,433
100	**Goodwill on equity-valued holdings**		1,690		605		605
110	**Intangible assets**		119,893		106,174		96,155
	including:						
	- formation, start-up and similar costs	47		0		0	
	- goodwill	4,850		0		0	
120	**Property and equipment**		700,307		642,790		590,720
140	**Own shares**		13,785		1,664		659
150	**Other assets**		2,443,845		1,910,558		2,118,731
160	**Accrued income and prepayments**		204,540		204,581		152,110
	(a) accrued income	148,234		164,688		146,081	
	(b) prepayments	56,306		39,893		6,029	
	including:						
	- issue discounts on securities	0		521		521	
	TOTAL ASSETS		**33,019,091**		**32,319,045**		**29,530,648**

CASSA RISPARMIO FIRENZE Banking Group

Consolidated Balance Sheet (millions of lire)

LIABILITIES AND SHAREHOLDERS' EQUITY	31 December 2001		31 December 2000 PF		31 December 2000	
10 Amounts due to banks		**5,969,687**		**5,447,169**		**3,167,509**
(a) sight	1,657,808		985,149		948,911	
(b) at maturity date or notice	4,311,879		4,462,020		2,218,598	
20 Customer deposits		**13,730,042**		**13,270,615**		**13,131,108**
(a) sight	11,919,735		11,365,887		11,281,205	
(b) at maturity date or notice	1,810,307		1,904,728		1,849,903	
30 Debt securities issued		**6,726,894**		**6,945,254**		**6,828,537**
(a) bonds	5,619,878		5,389,638		5,292,520	
(b) certificates of deposit	876,323		1,260,368		1,240,769	
(c) other	230,693		295,248		295,248	
40 Third-party funds under administration		**7,764**		**8,722**		**8,722**
50 Other liabilities		**2,281,480**		**2,781,360**		**2,639,084**
60 Accrued liabilities and deferred income		**201,981**		**250,245**		**184,437**
(a) accrued liabilities	155,837		206,379		168,764	
(b) deferred income	46,145		43,866		15,673	
70 Staff severance indemnity provision		**270,995**		**260,598**		**246,269**
80 Provisions for risks and charges		**663,973**		**603,068**		**566,265**
(a) provisions for pension and similar liabilities	297,369		303,800		302,272	
(b) accrued taxes	246,459		196,753		167,602	
(d) other provisions	120,145		102,515		96,391	
90 Provisions for loan losses		**68,581**		**54,145**		**55,753**
100 Reserve for general banking risks		**127,049**		**111,167**		**110,749**
110 Subordinated debt		**947,205**		**728,407**		**680,000**
120 Negative differences on consolidated holdings		**217**		**7,491**		**7,491**
130 Negative differences on equity-valued holdings		**2,185**		**1,797**		**4,248**
140 Minority interests		**286,624**		**322,294**		**331,362**
150 Share capital		**1,086,236**		**1,065,367**		**1,065,367**
160 Share premium		**632**		**632**		**632**
170 Reserves		**363,536**		**267,384**		**306,209**
(a) legal reserve	216,571		216,303		216,304	
(b) reserve for own shares	13,785		1,664		659	
(c) statutory reserve	33,892		31,933		31,933	
(d) other reserves	99,288		17,484		57,313	
180 Revaluation reserves		**103,107**		**12,532**		**13,735**
200 Net profit for the year		**180,903**		**180,798**		**183,171**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**33,019,091**		**32,319,045**		**29,530,648**

CASSA RISPARMIO FIRENZE Banking Group

Guaranties and Commitments (millions of lire)

		31 December 2001		31 December 2000	
10	**Guarantees issued**		**1,227,517**		**1,118,395**
	including:				
	- acceptances	27,426		47,707	
	- other guarantees	1,200,091		1,070,688	
20	**Commitments**		**352,401**		**956,073**

CASSA RISPARMIO FIRENZE Banking Group

Consolidated Balance Sheet (millions of lire)

	PROFIT & LOSS ACCOUNT	31 December 2001		31 December 2000 PF		31 December 2000	
0	**Interest earned and similar income**		1,925,817		1,754,631		1,405,032
	including:						
	- on customer loans	1,680,690		1,419,994		1,064,478	
	- on debt securities	193,168		230,707		230,876	
:0	**Interest expense and similar charges**		-842,653		-768,715		-653,517
	including:						
	- on customer deposits	-259,311		-253,364		-249,493	
	- on debt securities	-274,025		-268,264		-266,370	
:0	**Dividends and other income**		31,687		18,094		17,921
	(a) on shares and other equity securities	1,520		1,001		975	
	(b) on participating interests, other than in group companies	30,166		17,093		16,946	
	(c) on participating interests in group companies	0		0		0	
.0	**Commissions earned**		558,774		558,383		518,999
:0	**Commissions expense**		-92,807		-79,843		-39,809
:0	**Gains (losses) on financial transactions**		26,115		36,387		35,753
'0	**Other operating income**		239,101		220,989		186,179
:0	**Administrative expenses**		-1,098,449		-1,067,446		-900,156
	(a) personnel expense	-695,705		-674,707		-604,424	
	including:						
	- salaries and wages	-506,107		-479,841		-430,511	
	- social security contributions	-127,907		-120,040		-106,646	
	- staff severance indemnities	-40,250		-41,830		-38,088	
	- pensions and similar obligations	-11,723		-18,445		-16,889	
	(b) other administrative expenses	-402,744		-392,739		-295,732	
0	**Value adjustments to intangible assets and property and equipment**		-161,088		-157,969		-125,409
00	**Provisions for risks and charges**		-31,876		-24,939		-18,389
10	**Other operating expenses**		-83,952		-72,915		-72,797
20	**Value adjustments to loans and provisions for guarantees and commitments**		-169,649		-192,019		-171,854
30	**Value re-adjustments to loans and reversals of provisions for guarantees and commitments**		73,898		73,286		72,259
40	**Provisions for loan losses**		-30,193		-8,672		-8,597
50	**Value adjustments to non-current financial assets**		-7,523		-4,934		-4,155
60	**Value re-adjustments to non-current financial assets**		2,038		7		7
70	**Profits/(Losses) of companies valued on equity method**		19,185		68,133		88,847
30	**Profit from ordinary operations**		358,426		352,458		330,314
30	**Exceptional income**		51,243		83,257		81,625
30	**Exceptional charges**		-23,654		-54,874		-59,931
10	**Gain (loss) on exceptional items - net**		27,589		28,383		21,694
30	**Change in reserve for general banking risks**		12,328		-6,238		-5,649
40	**Income taxes for the year**		-193,637		-175,032		-142,736
50	**Profit for the year pertaining to minority interests**		-23,803		-18,773		-20,452
60	**Net profit for the year**		**180,903**		**180,798**		**183,171**

CASSA RISPARMIO FIRENZE SPA

Balance Sheet (ITL millions)

	ASSETS	31 December 2001		31 December 2000	
10	**Cash and cash on deposit with central banks and post offices**		**230,880,406,671**		**104,732,250,807**
20	**Italian government securities and similar securities eligible for refinancing with central banks**		**142,841,248,089**		**211,436,502,685**
30	**Amounts due from banks**		**2,096,746,097,845**		**1,842,415,349,060**
	(a) sight	281,665,986,951		515,008,111,651	
	(b) other	1,815,080,110,894		1,327,407,237,409	
40	**Customer loans**		**14,263,076,122,756**		**13,872,751,450,348**
	including:				
	- loans from third-party funds under administration	1,704,867,115		1,598,362,849	
50	**Bonds and other debt securities**		**2,599,949,132,892**		**2,838,187,935,184**
	(a) of public issuers	2,066,999,963,637		2,221,221,935,737	
	(b) of banks	328,283,510,926		445,137,681,864	
	including:				
	- own securities	95,205,186,550		188,130,177,040	
	(c) of financial institutions	114,352,072,621		68,964,421,006	
	(d) of other issuers	90,313,585,708		102,863,896,577	
60	**Shares and other equity securities**		**59,348,174,908**		**330,830,256,155**
70	**Participating interests other than in group companies**		**572,324,857,209**		**549,793,078,961**
	(a) valued on equity method				
	(b) other				
80	**Participating interests in group companies**		**1,034,214,656,212**		**692,334,990,992**
	(a) valued on equity method				
	(b) other				
90	**Intangible assets**		**82,167,774,759**		**74,041,762,307**
100	**Property and equipment**		**532,142,436,847**		**459,509,698,092**
120	**Own shares**		**847,001,949**		**0**
130	**Others assets**		**1,918,854,147,947**		**1,782,193,406,071**
140	**Accrued income and prepayments**		**106,472,277,156**		**107,248,897,939**
	(a) accrued income	101,830,756,240		103,791,297,026	
	(b) prepayments	4,641,520,916		3,457,600,913	
	including:				
	- issue discounts on securities	0		114,282,551	
	TOTAL ASSETS		**23,639,864,335,240**		**22,865,475,578,601**

CASSA RISPARMIO FIRENZE SPA

Balance Sheet (millions of lire)

LIABILITIES AND SHAREHOLDERS' EQUITY	31 December 2001		31 December 2000	
10 Amounts due to banks		**3,405,786,405,525**		**2,769,936,772,335**
(a) sight	1,745,557,976,460		790,947,260,885	
(b) at maturity date or notice	1,660,228,429,065		1,978,989,511,450	
20 Customer deposits		**10,142,105,870,654**		**10,006,509,621,722**
(a) sight	8,972,111,558,486		8,644,865,249,431	
(b) at maturity date or notice	1,169,994,312,168		1,361,644,372,291	
30 Debt securities issued		**4,892,457,029,311**		**4,771,948,079,477**
(a) bonds	4,116,205,564,597		3,613,341,190,594	
(b) certificates of deposit	580,867,651,092		921,879,582,704	
(c) other	195,383,813,622		236,727,306,179	
40 Third-party funds under administration		**7,007,843,893**		**7,646,945,827**
50 Other liabilities		**1,732,036,658,701**		**2,310,116,569,809**
60 Accrued liabilities and deferred income		**109,608,937,280**		**144,906,579,623**
(a) accrued liabilities	101,891,440,292		132,756,455,180	
(b) deferred income	7,717,496,988		12,150,124,443	
70 Staff severance indemnity provision		**202,816,184,178**		**190,308,805,221**
80 Provisions for risks and charges		**429,034,205,534**		**375,934,825,232**
(a) provisions for pension and similar liabilities	212,588,128,256		216,136,765,419	
(b) accrued taxes	147,786,850,125		107,638,600,071	
(d) other provisions	68,659,227,153		52,159,459,742	
90 Provisions for loan losses		**40,559,301,981**		**22,137,570,159**
100 Reserve for general banking risks		**120,968,235,112**		**100,000,000,000**
110 Subordinated debt		**879,434,626,202**		**680,000,000,000**
120 Share capital		**1,086,236,393,000**		**1,065,367,273,000**
130 Share premium		**632,358,046**		**632,358,046**
140 Reserves		**326,380,396,746**		**265,412,947,626**
(a) legal reserve	213,965,614,600		212,773,106,298	
(b) reserve for own shares	847,001,949		0	
(c) statutory reserve	21,434,568,003		23,943,171,811	
(d) other reserves	90,133,212,194		28,696,669,517	
150 Revaluation reserves		**100,374,508,038**		**0**
170 Net profit for the year		**164,425,381,039**		**154,617,230,524**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**23,639,864,335,240**		**22,865,475,578,601**

CASSA RISPARMIO FIRENZE SPA

Balance Sheet (millions of lire)

	Guaranties and Commitments	31 December 2001		31 December 2000	
10	**Guarantees issued**		**955,123,516,465**		**868,677,741,823**
	including:				
	- acceptances	22,836,467,014		39,804,773,025	
	- other guarantees	932,287,049,451		828,872,968,798	
20	**Commitments**		**302,733,080,917**		**705,282,943,591**

CASSA RISPARMIO FIRENZE SPA

Balance Sheet (millions of lire)

	PROFIT & LOSS ACCOUNT	31 December 2001		31 December 2000	
10	**Interest earned and similar income**		**1,172,103,062,060**		**1,029,019,667,359**
	including:				
	- on customer loans	979,308,863,182		780,638,391,991	
	- on debt securities	126,889,439,917		153,251,021,976	
20	**Interest expense and similar charges**		**-578,180,665,027**		**-496,511,973,853**
	including:				
	- on customer deposits	-189,336,170,417		-189,815,195,385	
	- on debt securities	-210,492,196,808		-185,709,096,894	
30	**Dividends and other income**		**99,268,263,900**		**66,968,641,331**
	(a) on shares and other equity securities	1,108,003,616		632,007,193	
	(b) on participating interests, other than in group companies	47,208,460,601		35,638,162,932	
	(c) on participating interests in group companies	50,951,799,683		30,698,471,206	
40	**Commissions earned**		**400,274,722,411**		**430,720,283,030**
50	**Commissions expense**		**-27,236,537,983**		**-34,102,388,385**
60	**Gains (losses) on financial transactions**		**26,306,740,020**		**34,327,007,928**
70	**Other operating income**		**145,944,228,978**		**130,396,090,662**
80	**Administrative expenses**		**-750,765,865,813**		**-732,208,147,933**
	(a) personnel expense	-461,700,805,241		-448,936,850,229	
	including:				
	- salaries and wages	-338,399,702,705		-321,864,037,238	
	- social security contributions	-83,674,371,387		-77,177,880,602	
	- staff severance indemnities	-27,868,349,494		-28,909,774,060	
	- pensions and similar obligations	-4,630,110,429		-11,255,369,812	
	(b) other administrative expenses	-289,065,060,572		-283,271,297,704	
90	**Value adjustments to intangible assets and property and equipment**		**-84,057,121,920**		**-71,933,908,009**
00	**Provisions for risks and charges**		**-19,209,527,073**		**-8,568,512,000**
10	**Other operating expenses**		**-22,339,317,731**		**-17,764,420,243**
20	**Value adjustments to loans and provisions for guarantees and commitments**		**-109,589,507,323**		**-125,880,274,273**
30	**Value re-adjustments to loans and reversals of provisions for guarantees and commitments**		**51,619,924,142**		**39,071,216,470**
40	**Provisions for loan losses**		**-25,455,399,716**		**-2,039,976,462**
50	**Value adjustments to non-current financial assets**		**-3,541,929,189**		**-3,633,397,682**
60	**Value re-adjustments to non-current financial assets**		**836,343,596**		**7,109,887,188**
70	**Profit from ordinary operations**		**275,977,413,332**		**244,969,795,128**
80	**Exceptional income**		**28,658,649,335**		**49,585,545,940**
90	**Exceptional charges**		**-12,752,099,002**		**-25,137,753,380**
00	**Gain (loss) on exceptional items - net**		**15,906,550,333**		**24,447,792,560**
10	**Change in reserve for general banking risks**		**12,327,732,112**		**0**
20	**Income taxes for the year**		**-139,786,314,738**		**-114,800,357,164**
60	**Net profit for the year**		**164,425,381,039**		**154,617,230,524**

ANNEX A

REPORTING/DISCLOSURE REQUIREMENTS APPLICABLE TO CASSA DI RISPARMIO DI FIRENZE S.p.A. ("CRF")

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
1.	***Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' report and (iii) the minutes of the shareholders' meeting which approved the annual financial statements. Consolidated annual reports of the CRF Group. The external auditors' reports. Financial statements of CRF's subsidiaries or a summary thereof. Summary of the main line items of the financial statements of CRF's affiliates.*** [1]	By the day following the date of approval of the annual financial statements by CRF's shareholders' meeting.	Arts. 77 and 96 of CONSOB Regulation No. 11971/99.	*Borsa Italiana* (Italian Stock Exchange) and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
	Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' report, and (iii) the minutes of the shareholders' meeting which approved the annual financial statements.	Within 30 days from the date of approval of the annual financial statements by CRF's shareholders' meeting.	Art. 2435 of the Italian Civil Code.	The annual report and the minutes of the shareholders' meeting which approved the financial statements have to be filed with the local Companies' Register (*Ufficio del Registro delle Imprese*).

1 The minutes of the shareholders' meeting at which the financial statements are (or are not) approved must be made available to the public at the registered office of CRF and sent to the Italian Stock Exchange and CONSOB within seven days from the date of such shareholders' meeting. If the shareholders' meeting requires amendments to the financial statements, the financial statements as amended must be made available to the public and sent to the Italian Stock Exchange and CONSOB within three days from the relevant shareholders' meeting.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
2.	***Semi-annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' remarks, if any, and (iii) the external auditors' report, if any.***	Within four months of the end of the first semester of each accounting year.	Arts. 81 and 96 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
3.	***Quarterly reports.***	Within 45 days of the end of each quarter of each accounting year.	Arts. 82 and 96 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy. [2]
4.	***Prospectuses.***	Must be notified and registered with CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, prior to delivery to the public.	Art. 94 of Legislative Decree No. 58/1998.	CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, and the public at large.
5.	***Dividend declarations.***	Must be approved by shareholders at the annual general meeting that approves the financial statements and disclosed promptly to CONSOB, the Italian Stock Exchange and the public.	Art. 2433 of the Italian Civil Code.	Italian Stock Exchange and CONSOB. The information must be made available at the registered office of CRF. The availability of such information has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
6.	***Preliminary profit announcements.***	Must be disclosed promptly.	Arts. 66 and 68 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.
7.	***Periodic accounting information and budget announcements.***	Must be disclosed promptly.	Arts. 66 and 68 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.

2 Exemptions apply for quarterly reports due at the end of each semester and each accounting year, provided certain conditions are met.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
8.	***Board of Directors' resolutions concerning the approval of the financial statements of CRF and of the CRF group, the semi-annual accounts and proposals for dividend distribution.***	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.
9.	***Information and documents relating to mergers and demergers.***			
(a)	Merger/demerger proposal.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 2501 *bis* and Art. 2504 *octies* of the Italian Civil Code.	The information must be filed with the Companies' Register and a summary must be published in the Italian Official Gazette.
(b)	Merger/demerger proposal. Financial condition of the companies involved in the merger/demerger.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 70 and 90 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including at the registered office of CRF. The availability of such information has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy no later than 25 days prior to the date of the relevant shareholders' meeting.
(c)	Report of the Board of Directors to the Shareholders on the merger/demerger.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 90 of CONSOB Regulation No. 11971/99.	CONSOB.
(d)	Information memorandum.	No later than 10 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Arts. 70 and 90 of CONSOB Regulation No. 11971/99.	CONSOB may require that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB. The availability of such information must be disclosed through the public announcement specified above sub (b).
(e)	Resolution of the shareholders' meeting which approved the merger/demerger.	Within 30 days from the date of the relevant shareholders' meeting.	Art. 90 of CONSOB Regulation No. 11971/99. Art. 2502 *bis* and Art. 2504 *novies* of the Italian Civil Code.	CONSOB. The information must be filed together with a number of attachments with the Companies' Register and a summary must be published in the Italian Official Gazette.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
(f)	Deed of merger/demerger.	Within 30 days of execution	Art. 2504 and Art. 2504	The information must be filed with the

		of the deed of merger/demerger.	*novies* of the Italian Civil Code.	Companies' Register.
(g)	Deed of merger/demerger.	Within 10 days of the registration of the deed of merger/demerger with the Companies' Register.	Art. 90 of CONSOB Regulation No. 11971/99.	CONSOB.
10.	***Information memorandum regarding acquisitions and disinvestments.***	No later than 15 days from CONSOB's request.	Arts. 71 and 91 of CONSOB Regulation No. 11971/99.	CONSOB may require, depending on the type and size of the acquisition/ Disinvestment, that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB. The availability of such document has to be disclosed promptly through a public announcement in at least one daily newspaper with national circulation in Italy.
11.	***Amendments to the by-laws.***			
(a)	Report of the Board of Directors to the shareholders on the proposed amendments (in the format set out by CONSOB).	At least 30 days prior to the date of the shareholders' meeting to which the amendments will be submitted.	Art. 92, par. 1, (a) of CONSOB Regulation No. 11971/99.	CONSOB.
		At least 15 days prior to the date of the shareholders' meeting to which the amendments will be submitted.	Art. 72, par. 2 of CONSOB Regulation No. 11971/99.	The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Amended text of the by-laws together with the resolution of the shareholders' meeting which approved the amendments.	Within 30 days from the date of the shareholders' meeting that approved the amendments.	Art. 2436 of the Italian Civil Code.	The information must be filed with the Companies' Register.
12.	***Issue of debt securities.***			
(a)	Report of the Board of Directors to the shareholders on the proposed issue of debt securities.	At least 30 days prior to the date of the shareholders' meeting to which the issue will be submitted.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
		At least 15 days prior to the date of the shareholders' meeting to which the issue will be submitted.	Art. 75 of CONSOB Regulation No. 11971/99.	The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Resolution of the shareholders' meeting which has approved the issue of the debt securities.	Within 30 days from the date of the relevant shareholders' meeting.	Art. 2411 of the Italian Civil Code.	The Companies' Register.
13.	***Changes in share capital.***			
(a)	Report of the Board of Directors to the shareholders on the proposed change in share capital.	At least 30 days prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
		At least 15 days [3] prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 72 of CONSOB Regulation No. 11971/99.	The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Report of the external auditors appointed by the Florence Court.[4]	At least 15 days prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 72 and 92 of CONSOB Regulation No. 11971/99.	CONSOB. The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(c)	Resolution of the shareholders' meeting which has approved the change in share capital.	Within 30 days from the date of the shareholders' meeting which has approved the change in share capital.	Art. 2436 of the Italian Civil Code.	The information must be filed with the Companies' Register.
			Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
(d)	Amended text of the by-laws.	Within 30 days from the date of the shareholders' meeting which has approved the change in share capital.	Art. 2436 of the Italian Civil Code.	The information (showing the new amount of share capital) must be filed with the Companies' Register.

Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute

3 In the event of a capital decrease due to losses, such period is reduced to eight days prior to the date of the shareholders' meeting to which the change in share capital will be submitted (art. 74 of CONSOB Regulation No. 11971/99). In this case, CRF must file with CONSOB the minutes of the shareholders' meeting which resolved upon the capital decrease due to losses, within 30 days from such meeting (art. 94 of CONSOB Regulation No. 11971/99).

4 Only when the increase in share capital is made with the exclusion of pre-emptive rights, or with assets in kind.

		Within 30 days from the date of filing with the Companies' Register.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
14.	***Acquisition/sale of treasury stock.***			
(a)	Report of the Board of Directors to the shareholders on the proposed acquisition or sale of treasury stock.	At least 15 days prior to the date of the shareholders' meeting to which the acquisition or sale of treasury stock will be submitted.	Arts. 73 and 93 of CONSOB Regulation No. 11971/99.	CONSOB. The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Minutes of the shareholders' meeting which approved the acquisition or sale of treasury stock.	Within 30 days from the relevant shareholders' meeting.	Art. 93 of CONSOB Regulation No. 11971/99.	CONSOB.
15.	***Notice of changes in directors, statutory auditors or general manager.***	Within 10 days of appointment/removal.	Art. 100 of CONSOB Regulation No. 11971/99.	Details of the new/resigned directors, statutory auditors or general manager must be filed with CONSOB.
	Notice of changes in directors.	Within 15 days of appointment/removal.	Art. 2383 of the Italian Civil Code.	Details of the new/resigned directors must be filed with Companies' Register.
16.	***Shareholders' meetings.***			
(a)	Notice convening shareholders' meetings stating, *inter alia*, agenda of meetings.	30 days before shareholders' meetings.	Ministerial Decree No. 437/98.	Publication in the Italian Official Gazette.
(b)	Directors' report on proposals included in the agenda.	15 days before shareholders' meeting.	Ministerial Decree No. 437/98.	Such information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
17.	***Trading on listed securities issued by CRF or other companies of the CRF Group or related securities.***	Within 3 working days from the end of each calendar month.	Arts. 87 and Annex 3F of CONSOB Regulation 11971/99.	CRF must deliver to CONSOB a report on the trades made by CRF or other companies of the CRF Group on listed securities issued by CRF or other companies of the CRF Group or related securities. Such information, provided that certain thresholds are met, must be made available to the public at the Italian Stock Exchange and through a press release to at least two press agencies, within five working days from the end of each calendar month.
18.	***Opening/closing of branches.***	Must be disclosed promptly.	Rules of the Companies' Register	The opening/closing of the branch must be notified to the Companies Register.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
19.	***Other material information.***	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99.	Any material information must be disclosed to CONSOB and the Italian Stock Exchange and made available to the public by way of a press release to at least two press agencies.

CASSA DI RISPARMIO DI FIRENZE
- BANCA CR FIRENZE -
Società per Azioni



Bilancio 2001

172° esercizio

Aggiornamento sulla proposta di destinazione dell'utile d'esercizio

Signori azionisti, anche in ottemperanza alla Comunicazione Consob n. 2026067 del 19 aprile 2002 è necessario informarVi che con Decreto Legge n. 63 del 15 aprile 2002 (il "Decreto"), pubblicato nella G.U. n. 90 del 17 aprile 2002, è stata disposta (articolo 5, 1° comma) la sospensione del "...regime delle agevolazioni rese disponibili in favore delle banche in forza della Legge n. 461 del 23 dicembre 1998 e, conseguentemente, degli articoli 16, 3° e 5° comma, 22, 1° comma, 23, 1° comma e 24, 1° comma del Decreto Legislativo n. 153 del 17 maggio 1999 ("Legge Ciampi") a decorrere dal periodo d'imposta per il quale alla data di entrata in vigore del presente Decreto (giorno successivo a quello della sua pubblicazione sulla Gazzetta Ufficiale) è ancora aperto il termine per la presentazione della relativa dichiarazione dei redditi."

Il suddetto Decreto è stato emanato in attuazione della decisione della Commissione dell'Unione Europea dell'11 dicembre 2001, relativa all'ipotizzato regime di aiuti di Stato che l'Italia avrebbe reso disponibile in favore delle banche.

In attesa della definizione dei ricorsi presentati dal Governo e dalle banche italiane alle autorità comunitarie, la sospensione delle agevolazioni sopra indicate è stata pertanto disposta con riferimento alla fruizione dei benefici relativi all'esercizio 2001 e successivi. In proposito si fa presente che nella Parte B, Sezione 7 - I Fondi, della nota integrativa al bilancio chiuso al 31 dicembre 2001 era stata manifestata l'intenzione da parte della Vostra società di "avvalersi delle suddette agevolazioni in sede di redazione della dichiarazione dei redditi per l'anno 2001 (Mod. UNICO 2002) e di versamento all'erario delle relative imposte, in analogia al comportamento tenuto per gli esercizi precedenti."

In conseguenza di quanto sopra riportato, in sede di predisposizione della dichiarazione dei redditi per l'esercizio 2001 dovrà essere versato l'importo risultante dall'applicazione delle ordinarie aliquote fiscali, senza tener conto del risparmio d'imposta connesso alle agevolazioni oggetto di sospensione, pari a circa 5,8 miliardi di lire (corrispondenti a circa 3 milioni di €uro); tale circostanza non determina peraltro alcun effetto sul bilancio chiuso al 31 dicembre 2001.

Per quanto riguarda gli esercizi 1999 e 2000, non sono stati stabiliti tempi e modalità per l'eventuale recupero dei benefici già usufruiti. A tal proposito si ricorda che i risparmi d'imposta derivanti dalle agevolazioni previste dalla Legge Ciampi e relativi ai suddetti esercizi, ammontanti a circa 6,4 miliardi di lire (corrispondenti a circa 3,3 milioni di €uro), risultano interamente accantonati al Fondo imposte e tasse unitamente a quello dell'esercizio 2001, per un importo complessivamente pari a circa 12,2 miliardi di lire (corrispondenti a circa 6,3 milioni di €uro), come descritto nella Parte B, Sezione 7 - I Fondi, della nota integrativa al bilancio chiuso al 31 dicembre 2001. Di conseguenza, l'importo relativo ai benefici usufruiti negli esercizi precedenti (1999 e 2000), di cui potrebbe successivamente esserci richiesto il versamento, resterebbe interamente accantonato al Fondo imposte e tasse; l'opportunità di adottare tale comportamento corrisponde al prevalente orientamento emerso in sede ABI (Associazione Bancaria Italiana) successivamente all'emanazione del Decreto.

Con riferimento alla proposta di destinazione dell'utile dell'esercizio 2001 approvata dal Consiglio di Amministrazione in data 25 marzo 2002, così come riportata nel progetto di bilancio depositato nei modi e nei termini di legge e contenuta nel fascicolo consegnatovi all'ingresso, in data odierna il Consiglio di Amministrazione ha deliberato di non destinare alcun importo alla speciale riserva costituita ai sensi della Legge Ciampi, il cui ammontare resterebbe invariato nell'attuale consistenza di lire 29.688.581.562 (corrispondenti ad €uro 15.332.872,77) fin qui accantonato. Di conseguenza la corrispondente quota di utile, pari a lire 24.721.045.088 (corrispondenti ad €uro 12.767.354,29), verrebbe interamente destinata ad

incrementare le Altre riserve, per un importo complessivo di lire 26.618.524.200 (corrispondenti ad €uro 13.747.320,47), mantenendo invariate le altre assegnazioni ed in particolare il dividendo di €uro 0,052 per azione, così come resterebbe invariato l'ammontare complessivo del Capitale Sociale e delle Riserve. Pertanto la proposta di destinazione dell'utile netto da ripartire di lire 164.425.381.039 (pari ad €uro 84.918.622,42) viene ad essere aggiornata come di seguito esposto:

	Proposta precedente		**Proposta attuale**	
	In lire	In €uro	In lire	In €uro
• Alla riserva legale, per raggiungere 1/5 del capitale sociale, come previsto dall'articolo 21 lettera a) dello Statuto, tenendo anche conto dei futuri aumenti di capitale sociale previsti per l'eventuale integrale assegnazione di 4.000.000 di azioni prevista dal piano di "stock option", nonché per portare da €uro 0,52 ad €uro 0,57 il valore nominale delle azioni, così come proposto dal punto 1 dell'ordine del giorno dell'Assemblea Straordinaria	26.687.475.800	13.782.931,00	26.687.475.800	13.782.931,00
• Alla speciale riserva costituita ai sensi degli articoli 22 e 23 del Decreto Legislativo 17 maggio 1999 n. 153 (Legge "Ciampi") per fruire, qualora dovesse risultare ancora possibile, dell'importo massimo dell'agevolazione, che prevede la riduzione di aliquota IRPEG dal 36% al 12,5%	24.721.045.088	12.767.354,29	0	0
• Ai titolari delle azioni, in ragione di €uro 0,052 per ogni azione posseduta, per un importo pari al 10% del capitale sociale esistente al 31 dicembre 2001 (dopo la conversione delle azioni da lire 1.000 ad €uro 0,52)	109.368.840.915	56.484.292,43	109.368.840.915	56.484.292,43
• Alle altre riserve (articolo 21 lettera b) dello Statuto)	1.897.479.112	979.966,18	26.618.524.200	13.747.320,47
• A disposizione dell'Assemblea per essere erogati per gli scopi determinati dalla stessa (massimo 2% dell'utile netto, ai sensi dell'articolo 21 lettera c) dello Statuto)	1.750.540.124	904.078,52	1.750.540.124	904.078,52

Firenze, 29 Aprile 2002

Il Consiglio di Amministrazione della Cassa di Risparmio di Firenze S.p.A.

Bilancio 2001

CASSA DI RISPARMIO DI FIRENZE
- BANCA CR FIRENZE -

Società per Azioni

Sede Sociale e Direzione Generale in Firenze
Capitale Sociale € 564.842.924,36 int. vers.
Riserve € 216.878.455,32
Registro delle Imprese,
Codice fiscale e Partita IVA
04385190485
Albo delle Banche n. 5120

Gruppo Cassa di Risparmio di Firenze
Iscritto all'Albo dei Gruppi Bancari n. 6160.6

Bilancio 2001
Sommario

Bilancio 2001

Consiglio di Amministrazione

Presidente	Aureliano Bendetti
Vice Presidente	Giampiero Busi
Consiglieri	Piero Antinori
	Paolo Campaioli
	Jean Clamon
	Francesco Corsi
	Ferruccio Ferragamo
	Ambrogio Folonari
	Lionardo Ginori Lisci
	Pier Giovanni Marzili
	Massimo Mattera
	Giuseppe Morbidelli
	Ivano Paci
	Foscolo Poggiolini
	Giuseppe Spadafora

Comitato Esecutivo

Presidente	Aureliano Benedetti
Vice Presidente	Giampiero Busi
Membri	Francesco Corsi
	Pier Giovanni Marzili
	Massimo Mattera
	Giuseppe Morbidelli
	Giuseppe Spadafora

Collegio Sindacale

Presidente	Vieri Fiori
Sindaci effettivi	Franco Caleffi
	Marco Sacconi
Sindaci supplenti	Francesco Maria Mancini
	Giuseppe Rogantini Picco

Direzione Generale

Direttore Generale	Lino Moscatelli

Bilancio 2001
Ordine del giorno dell'Assemblea

Firenze

Prima convocazione: 29 aprile 2002

Seconda convocazione: 30 aprile 2002

Parte Straordinaria

1. Proposta di aumento gratuito del capitale sociale per € 54.311.819,65 mediante utilizzo di riserve, con aumento del valore nominale di ogni singola azione da € 0,52 a € 0,57

2. Conseguenti modifiche allo Statuto riguardanti l'art. 5 - Capitale sociale

Parte Ordinaria

1. Bilancio di esercizio e bilancio consolidato al 31 dicembre 2001; relazioni del Consiglio di Amministrazione sulla gestione; relazioni del Collegio Sindacale; deliberazioni inerenti e conseguenti.

2. Autorizzazione all'acquisto e vendita di azioni proprie.

Bilancio 2001
Lettera agli azionisti

Signori Azionisti,

dopo oltre un anno e mezzo dalla quotazione in Borsa del titolo Cassa di Risparmio di Spa possiamo senz'altro affermare che la decisione, da noi e dai Soci di riferimento fortemente sostenuta, di assoggettare l'Azienda ed il Gruppo alla valutazione del mercato ha dato nel tempo frutti positivi.

Durante il 2001 la quotazione del titolo ha subito una flessione, connessa all'andamento generale della Borsa e comunque assai inferiore non solo a quella di quei comparti azionari che un'euforia, oggi da giudicarsi incomprensibile, aveva portato in precedenza agli onori dei mercati, ma anche degli indici MIB, sia quello generale, sia quello riferito al settore bancario, mentre nei primi mesi del 2002, nel contesto complessivo di una debole tendenza al rialzo, l'andamento del titolo CRF è stato ancora più favorevole ed ha raggiunto i livelli più alti dal momento del collocamento.

E' la testimonianza della fiducia che Voi, Signori Azionisti, riponete nelle capacità di crescita e di creazione di valore del Gruppo che, ancor più in questi ultimi esercizi, ha fatto della costanza nel perseguimento degli obiettivi un suo riconoscibile carattere distintivo.

Così è proseguita l'attività di ampliamento della dimensione complessiva del Gruppo stesso, con l'acquisizione del controllo congiunto al 50% di Findomestic Banca Spa leader in Italia del credito al consumo, l'acquisto definitivo del controllo della Cassa di Risparmio di Mirandola Spa, l'incremento della partecipazione in Cassa di Risparmio di Orvieto Spa, l'attivazione di CR Firenze Gestione Internationale S.A., l'attivazione, per ora in dimensione ancora ridotta, ma in progressiva crescita, della rete dei promotori finanziari e l'apertura di nuove filiali (è di questi primi mesi del 2002, tra l'altro, l'apertura della prima filiale di una Banca controllata – la CR Mirandola Spa – nella Regione Veneto).

Non meno importanti sono le azioni condotte sul fronte della razionalizzazione e dell'efficienza del modello organizzativo, che comprendono tra l'altro l'incorporazione del Credito Fondiario Toscano Spa nella Capogruppo – deliberata dall'Assemblea del 25 giugno 2001 - e lo scorporo del settore Concessioni, per dare vita alla controllata CERIT Centro Riscossione Tributi Spa, ma anche il progressivo accentramento delle funzioni di governance e servizi di Gruppo, le azioni di efficientamento del comparto informatico, l'adozione di modelli predittivi e di controllo comuni, azioni tutte finalizzate a minimizzare i rischi, ridurre i costi, sostenere l'azione commerciale e, in definitiva, a creare valore.

L'impegno a continuare sul percorso dell'efficientamento generale e del miglioramento del rapporto fra costi e ricavi non subirà comunque sosta e rappresenterà una delle componenti fondamentali per il conseguimento in futuro di risultati ancor più favorevoli.

L'esercizio 2001 non poteva non essere influenzato anche per il nostro Gruppo dall'andamento sfavorevole dei mercati finanziari, accentuatosi dopo gli eventi terroristici dell'11 settembre.

Ciononostante la validità ed il continuo aggiornamento dell'offerta commerciale e la sempre maggiore attenzione posta ai bisogni della clientela ed alla soddisfazione delle sue esigenze hanno consentito di conseguire positivi risultati.

La raccolta totale ha segnato una crescita sia a livello della Capogruppo CR Firenze Spa, sia a livello consolidato e le commissioni di gestione hanno apportato un sostanziale contributo al risultato finale.

Si è registrata anche una confortante ripresa degli impieghi, cresciuti in termini puntuali a fine esercizio del 3,7% a livello consolidato e del 2,8% a livello di Capogruppo, dopo aver fatto segnare nel corso dell'anno una crescita delle consistenze medie superiore al 15%: l'incremento avrebbe potuto essere ancora maggiore se non avessimo adottato una rigorosa ed attenta politica di selezione e di contenimento del rischio, per cui i nostri indici di rischiosità e di copertura si confermano tra i migliori a livello di sistema.

L'andamento complessivo della gestione ha fatto sì che l'utile consolidato dell'esercizio 2001, che sconta tra l'altro l'ammortamento delle differenze positive di consolidamento sulle acquisizioni partecipative effettuate nel tempo, è stato pari a quello del 2001, con un risultato di gestione peraltro in crescita dell'1,8%, mentre il risultato netto della CR Firenze Spa ha registrato una crescita del 6,5%, passando da 155 a 165 miliardi di lire.

Questa è l'ultima occasione in cui i risultati Vi vengono illustrati in lire: il passaggio all'Euro come moneta di conto dal 1° gennaio 2002 è stato affrontato con successo dal Gruppo con un consistente e coordinato impegno organizzativo. Il capitale sociale, in conseguenza di tale evento, risulta a sua volta espresso in Euro, con un valore unitario per azione di € 0,52, permettendo così, tra l'altro, una più immediata correlazione tra tale valore e quello risultante dal mercato azionario.

Se la proposta incontrerà, come crediamo, l'approvazione dell'Assemblea, il valore unitario di ogni singola azione verrà elevato ad € 0,57, mediante utilizzo di riserve, con un effetto di rafforzamento patrimoniale che andrà a sostegno dell'operatività.

Questo è il quadro dell'andamento aziendale e del Gruppo per l'anno trascorso: per il 2002 le azioni impostate ed i segnali di generale ripresa economica in atto ci consentono di ritenere possibile il perseguimento di obiettivi di ulteriore crescita e miglioramento complessivo dei risultati, in un contesto in cui ogni singola Società è impegnata ad apportare il proprio contributo, in proporzione alle sue dimensioni e nell'ambito della sua "missione" specifica.

Con questo rapido riepilogo spero di essere riuscito a comunicare il dinamismo industriale e la tensione alla crescita che caratterizzano l'attività del Gruppo CR Firenze, in uno sforzo complessivo mirato a produrre positivi risultati per il territorio, gli stakeholders e, in particolare, per tutti gli investitori che sostengono con fiducia la nostra impresa.

Aureliano Benedetti
Presidente del Consiglio di Amministrazione

Bilancio dell'Impresa 2001

CASSA DI RISPARMIO DI FIRENZE
- BANCA CR FIRENZE -

Società per Azioni

Indice

Dati di sintesi della Cassa di Risparmio di Firenze Spa

Importi in miliardi di lire (salvo diversa indicazione)	31/12/2001	31/12/2000	**Variazione percentuale** 31/12/2001 - 31/12/2000
DATI ECONOMICI			
Margine di interesse	693	600	*15,5%*
Commissioni ed altri proventi di gestione netti	497	509	*-2,4%*
Spese amministrative	-751	-732	*2,6%*
Accantonamenti e rettifiche nette su crediti ed immobilizzazioni finanziarie	-105	-94	*11,7%*
Utile ordinario	276	245	*12,7%*
Utile netto	165	155	*6,5%*
DATI PATRIMONIALI			
Totale attività	23.640	22.865	*3,4%*
Crediti netti verso clientela (esclusi crediti netti in sofferenza)	14.198	13.813	*2,8%*
Titoli	2.802	3.380	*-17,1%*
Partecipazioni	1.607	1.242	*29,4%*
Debiti verso la clientela, debiti rappresentati da titoli e fondi di terzi in amministrazione	15.041	14.786	*1,7%*
Passività subordinate	879	680	*29,3%*
Patrimonio netto (incluso l'utile del periodo)	1.799	1.586	*13,4%*
ATTIVITA' FINANZIARIE DELLA CLIENTELA			
Attività finanziarie totali	37.730	37.273	*1,2%*
Raccolta diretta	15.920	15.466	*2,9%*
Raccolta indiretta	21.810	21.807	*0,0%*
- Risparmio amministrato	9.270	10.618	*-12,7%*
- Risparmio gestito	12.540	11.189	*12,1%*
- Gestioni patrimoniali (GPM - GPS - GPF)	3.307	4.084	*-19,0%*
- Fondi	6.641	4.836	*37,3%*
- Assicurazioni (riserve tecniche)	2.592	2.269	*14,2%*
INDICI DI REDDITIVITA' (IN %)			
ROE **1)**	10,65%	10,57%	
Cost / Income ratio **2)**	67,03%	68,84%	
Commissioni nette / spese amministrative	49,67%	54,23%	
INDICI DI RISCHIOSITA' DEL CREDITO (IN %)			
Crediti netti in sofferenza / Crediti netti verso clientela	1,06%	1,00%	
Crediti dubbi netti (escluso sofferenze) / Crediti netti verso clientela	1,96%	1,85%	
COEFFICIENTI DI SOLVIBILITA' (IN %)			
Patrimonio di base/Attivo ponderato	8,92%	8,61%	
Patrimonio di Vigilanza / Attivo ponderato	12,64%	10,55%	
TITOLO AZIONARIO			
Numero azioni in circolazione (in milioni)	1.086	1.065	*2,0%*
Quotazione per azione (in €)			
- media	1,144	1,199	*-4,6%*
- minima	0,976	1,077	*-9,4%*
- massima	1,250	1,306	*-4,3%*
Utile unitario sul numero medio di azioni in circolazione (in €)	0,079	0,075	*5,4%*
Dividendo unitario (in €)	0,0520	0,0516	*0,8%*
Dividendo / prezzo medio annuo (%)	4,55%	n.d.	n.d.
Patrimonio netto per azione (in €)	0,856	0,769	*11,2%*
STRUTTURA OPERATIVA			
Dipendenti della Banca	3.699	3.768	*-1,8%*
Filiali bancarie	271	265	*2,3%*

1) *Utile netto / Patrimonio netto medio escluso l'utile del periodo*
2) Spese amministrative ed ammortamenti al netto dei recuperi di spesa / margine di intermediazione

La valuta utilizzata per la redazione del bilancio è la lira italiana. Pertanto, salva diversa indicazione, tutti i dati successivamente riportati sono espressi in tale valuta.

Relazione sulla gestione

Lo scenario economico

Il quadro internazionale

Gli eventi dell'11 settembre si sono verificati in un contesto di diffuso rallentamento dell'attività economica internazionale caratterizzata, da un lato, dalla recessione dell'economia statunitense e giapponese, dall'altro dal rallentamento della produzione nell'area €uro.
Le difficoltà delle maggiori aree industrializzate hanno colpito in maniera rilevante anche i paesi emergenti, in particolare l'America Latina (con la grave crisi di fine anno che ha colpito l'Argentina) ed il sud est asiatico, fortemente dipendenti dalla domanda statunitense.
In Giappone la prolungata recessione non ha ancora trovato soluzione: la crisi ha prodotto fenomeni di deflazione ed un ulteriore cedimento dei livelli dell'occupazione e della produzione industriale.

PIL e Commercio mondiale
(tassi di crescita medi annui)



valori percentuali
14
12
10
8
6
4
2
0
1998
1999
2000
2001
Pil mondiale
Commercio internazionale
Paesi non-OCSE
Paesi OCSE

Fonte: Prometeia – Rapporto di previsione (marzo 2002)

Questo scenario ha determinato un ridimensionamento del tasso tendenziale di crescita mondiale, passato dal 2,5% del primo trimestre 2001 al 2% di crescita complessiva annua.

L'andamento dei mercati

Il 2001 lascia in eredità mercati azionari incerti; il rallentamento dell'economia, aggravatosi nel corso dei mesi ha provocato sui mercati ribassi consecutivi e prolungati innescati dal forte calo dei titoli tecnologici. Una volta annullati tutti i guadagni dell'ultimo anno e mezzo, è arrivato l'improvviso attacco agli Usa che ha trascinato al ribasso di un ulteriore 20% le

principali borse mondiali. Dopo gli interventi delle Banche Centrali le borse hanno peraltro recuperato velocemente per finire l'anno oltre i livelli dell'11 settembre.
I mercati obbligazionari hanno registrato risultati positivi fino a novembre per poi perdere velocemente slancio. Su questo andamento ha avuto un'influenza notevole anche la crisi argentina che ha provocato pesanti perdite nelle obbligazioni di molti paesi emergenti e nelle obbligazioni con basso rating.
Nel 2001 il mercato valutario ha visto una moneta europea che non è riuscita a recuperare terreno sul dollaro, neanche nel momento in cui l'economia americana ha evidenziato segnali di forte rallentamento, soprattutto a causa delle difficoltà dell'area €uro a svincolarsi dal ciclo americano e delle rigidità strutturali nel mercato lavoro. Restano deboli le prospettive della valuta nipponica, dato che continuano a giungere segnali poco confortanti sulle condizioni del ciclo economico del paese e sull'indebitamento netto. Dopo l'11 settembre sia la sterlina che, soprattutto, il franco svizzero hanno beneficiato di flussi netti positivi che hanno ribadito il ruolo di moneta rifugio per la divisa svizzera.

L'Area €uro e l'Italia

Anche i paesi dell'area €uro, per i quali la crescita 2001 è ipotizzabile intorno all'1,4% su base tendenziale, hanno registrato una brusca decelerazione del PIL.
All'interno dell'area, la Germania risulta il paese con la crescita economica più contenuta (PIL 0,7%), mentre migliore è il risultato francese (PIL 2,0%) grazie anche all'accentuato processo di rientro dell'inflazione.
In generale, il contributo positivo deriva dalla crescita della spesa per consumi privati, per la spesa pubblica e per le esportazioni, mentre negativo risulta quello degli investimenti e delle importazioni.
L'evoluzione dell'economia italiana si è allineata alla tendenza degli altri paesi europei. La crescita del PIL ha rallentato nettamente nella seconda metà dell'anno portando l'incremento tendenziale previsto per fine anno all'1,8%.
La tendenza alla decelerazione ha interessato non solo la domanda per consumi, che registra un incremento medio pari alla metà di quello del 2000, ma anche gli investimenti e le esportazioni. In particolare, gli investimenti registrano un incremento intorno all'1% (contro il 7,8% del 2000) e le esportazioni una crescita media del 3,9%, in notevole calo rispetto al 10,2% del 2000. Le conseguenze di questo rallentamento si fanno sentire anche sul mercato del lavoro; la crescita dell'occupazione è stata più moderata che nell'anno precedente, riportandosi su livelli precedenti al 2000.

Componenti della domanda aggregata italiana


12
10
8
6
4
2
0
2000
2001
PIL
Spesa famiglie residenti
Spesa AP
Invest. fissi lordi
Esport. beni e servizi
Import. beni e servizi

Fonte: Prometeia - Rapporto di previsione (marzo 2002)

Nonostante questi aspetti negativi, la stabilità del prezzo del petrolio, le politiche economiche espansive ed il processo di riduzione dell'indebitamento pubblico sul PIL dovrebbero consentire una moderata ripresa per i paesi dell'Unione Europea già per il 2002, con un graduale ritorno verso la normalità.

La politica monetaria e le borse

Nel corso del 2001, con l'acuirsi della crisi internazionale, è proseguita in USA la fase espansiva di politica monetaria che ha ridotto, con undici interventi, il tasso di sconto fino all'1,25%.

La politica espansiva della BCE, durante l'anno, è stata più prudente, determinando il tasso minimo di offerta sulle operazioni di riferimento principali al 3,25%.

La BCE ha manifestato l'intenzione di attendere segnali incoraggianti sul fronte inflazione e di voler interpretare gli effetti dei recenti allentamenti monetari e della circolazione materiale dell'€uro prima di prendere altre decisioni di politica monetaria.

L'anno 2001 si è chiuso con perdita per la maggior parte delle borse mondiali, nonostante il recupero degli ultimi due mesi dell'anno. Tutti i principali mercati dei paesi sviluppati hanno manifestato consistenti ribassi (Dow Jones -7%; Dax 30 -20%; Cac40 -22%; Mib30 -26%; Ftse30 -24%; Nikkey225 -23%); le poche performance positive si registrano in alcuni mercati emergenti interessati negli anni passati da crisi economiche più o meno profonde (Russia, Corea del Sud, Messico, Cile).

L'incertezza circa i tempi e le dimensioni della ripresa economica ha determinato fasi di volatilità anche dei mercati obbligazionari, facendo registrare un rendimento complessivo dei mercati dell'area UEM intorno al 5% e di circa il 6% per i bond statunitensi.

Sul mercato dei cambi, dopo mesi di elevata volatilità, si è assistito, nell'ultimo periodo dell'anno, ad una maggior stabilità nel rapporto dollaro/€uro intorno a 0,90 e ad un consistente deprezzamento dello yen.

L'intermediazione creditizia

E' continuato il trend di riduzione dei tassi bancari sugli impieghi domestici in atto dalla fine dello scorso anno: tale tendenza si è ulteriormente intensificata dopo il peggioramento della congiuntura economica derivante dagli avvenimenti dell'11 settembre.
Nel corso del 2001 si è registrato un ulteriore aumento dei margini di contribuzione per il breve termine, in parte sostenuto dal mutamento delle condizioni di offerta di fronte alla necessità di recuperare redditività dall'attività di erogazione del credito.
Dal lato della raccolta, i tassi passivi sono stati oggetto di riduzioni, comunque inferiori a quelle subite dai tassi sul mercato monetario, con una conseguente compressione del mark down.
Il 2001 ha registrato una dinamica degli impieghi, seppure in rallentamento rispetto all'anno precedente, in crescita di circa l'8%.
L'andamento più contenuto rispetto all'anno precedente è dovuto alla minore domanda di credito delle imprese, per le politiche intraprese di diversificazione delle fonti di finanziamento e di razionalizzazione dei costi.
La domanda di credito delle famiglie per il 2001 si attesta intorno all'8,7% (contro il 13,4 del 2000), trainata dal comparto dei mutui.
La dinamica delle sofferenze risulta in miglioramento anche per le numerose operazioni di securitization.
Il rapporto sofferenze lorde su impieghi si attesta intorno al 4,4% rispetto al 5,7% della fine del 2000.
La raccolta diretta bancaria registra, a fine 2001, una crescita superiore all'8%, sostenuta principalmente dalle componenti più liquide (PCT e C/C).
Le ragioni sono da ricercarsi principalmente nella riconversione in atto nei portafogli degli investitori verso strumenti a breve termine, per effetto dell'acuirsi dell'incertezza circa le prospettive dell'economia e dei mercati.

Andamento delle raccolta diretta e impieghi totali del sistema banche Italia


12,0%
10,0%
8,0%
6,0%
4,0%
2,0%
0,0%
1997
1998
1999
2000
2001
impieghi totali
raccolta diretta
PIL

Fonte: Prometeia – Rapporto di previsione (marzo 2002)

Il 2001 si caratterizza, quindi, per una attenuazione dello squilibrio tra la dinamica dei prestiti e quella della raccolta diretta per effetto, da un lato, del ritmo di crescita più ridotta degli impieghi, dall'altro della maggior vivacità della raccolta diretta.

Il risparmio gestito e le attività finanziarie della clientela

Il risparmio gestito (GPI, GPF e fondi) sta attraversando una fase di riflessione con dinamiche molto differenziate a seconda della tipologia di investimento: il 2001 è stato caratterizzato da un fenomeno di integrazione da prodotti di risparmio gestito a strumenti a breve della componente amministrata.
All'interno del risparmio gestito si assiste ad una ricomposizione del portafoglio dei fondi comuni, con disinvestimenti significativi della componente azionaria e bilanciata, solo parzialmente compensati dalla sottoscrizione in fondi obbligazionari e del comparto liquidità.
Analoga evoluzione si registra per le gestioni patrimoniali che hanno evidenziato contrazioni maggiori per le GPF più esposte nel comparto azionario.
Il comparto assicurativo registra una dinamica di crescita complessivamente positiva per effetto sia dei premi ramo vita sia della ripresa delle polizze legate alle gestioni separate, prodotti dotati di minor rischio e con presenza di garanzia che meglio rispondono alle esigenze di sicurezza espresse dalla clientela.

Il quadro toscano

Per l'economia toscana il 2001 rappresenta un anno di rallentamento, dopo un 2000 particolarmente favorevole, tale da riportare la crescita della regione su livelli analoghi, o addirittura inferiori, al dato medio nazionale. Il PIL cresce intorno all'1,7%, grazie ad un aumento del valore aggiunto industriale e di quello del terziario, nonostante la circostanza sfavorevole rappresentata dalla rilevante esposizione delle imprese toscane verso il mercato nordamericano.
All'interno dei settori tipici del territorio toscano, quello della meccanica si conferma il più dinamico, anche se il rallentamento mondiale del processo di accumulazione non costituisce una circostanza favorevole e ne riduce il tasso di crescita rispetto agli ultimi anni. Il settore moda, invece, dopo l'ottimo avanzamento del 2000, registra nel 2001 un periodo non positivo a seguito della forte contrazione dei consumi a livello mondiale.
Il settore più coinvolto dalla situazione internazionale creatasi nell'ultimo trimestre 2001 è sicuramente quello turistico: oltre al rallentamento della domanda mondiale questo risente del clima di tensione internazionale, successivo agli attacchi terroristici dell'11 settembre. Tuttavia l'effetto depressivo del turismo di provenienza USA sembra, almeno per la Toscana, essere compensato dal sempre maggior dinamismo del turismo europeo ed italiano che determina, anche per il 2001, una crescita della spesa turistica, sebbene su livelli inferiori rispetto alla media dell'ultimo decennio.

L'analisi dei risultati

Nel 2001 l'attività della Banca si è sviluppata nel perseguimento di azioni commerciali coerenti con gli obiettivi aziendali e nella ricerca di assetti organizzativi sempre più evoluti, come substrato a modalità di servizio miranti alla soddisfazione del cliente ed in grado di consentire il contenimento dei costi.

Il negativo andamento dei mercati non ha del tutto premiato gli sforzi compiuti; peraltro risultati significativi sono stati comunque raggiunti, in particolare in termini di incremento della raccolta gestita e di qualità del credito, con una maggiore incidenza del comparto mutui ipotecari, in un quadro di forte attenzione ad una efficiente allocazione del capitale.

Sono proseguite le attività per rendere sempre più efficace la segmentazione della clientela, con finalità sia di approfondimento delle analisi a sostegno delle strategie che di messa a fuoco delle migliori modalità di approccio e di relazione, con l'individuazione di figure professionali e strutture specialistiche e della più corretta interrelazione tra i vari canali distributivi.

L'andamento reddituale complessivo

In data 1° agosto 2001 Banca CR Firenze Spa ha incorporato il Credito Fondiario Toscano Spa, con effetti contabili, economici e fiscali aventi decorrenza dal 1° gennaio 2001. Di tale circostanza si è pertanto tenuto conto, laddove necessario, per effettuare l'analisi degli scostamenti delle principali grandezze economiche e patrimoniali dell'esercizio in commento rispetto all'anno precedente.

L'esercizio 2001 si chiude con un utile netto in aumento a 164.425 milioni di lire (contro 154.617 milioni di lire del 2000), con una crescita di circa 6,5%. Tale incremento è prevalentemente legato, sul versante dei ricavi, al margine d'interesse che presenta una crescita del 15,5% (10,9% considerando anche i dati relativi al Credito Fondiario Toscano Spa).

Esercizio 2001	Esercizio 2000	*Importi in miliardi di lire*	Variazione 2001 - 2000 assoluta	Variazione 2001 - 2000 %
693	600	Margine d'interesse	93	15,5%
1.216	1.143	Margine d'intermediazione	73	6,4%
381	339	Risultato di gestione	42	12,4%
276	245	Utile delle attività ordinarie	31	12,7%
304	270	Utile al lordo delle imposte	34	12,6%
165	**155**	**Utile netto**	**10**	**6,5%**

Il margine d'interesse

L'elevato incremento del margine d'interesse è essenzialmente dovuto all'aumento degli interessi netti da clientela e dei dividendi.

In particolare, la notevole crescita degli interessi da clientela (+25,4%), principalmente legata al favorevole andamento dei tassi attivi, ha più che compensato le negative

performances delle altre componenti degli interessi netti. Per quanto riguarda i dividendi, l'elevato aumento (+47,8% rispetto all'esercizio 2000) è prevalentemente riferibile alle partecipazioni in Findomestic Banca Spa, Eptaconsors Spa e Nuova Holding SANPAOLO IMI Spa.

Esercizio 2001	Esercizio 2000	*Importi in miliardi di lire*	Variazione 2001 - 2000	
			assoluta	%
979	781	Interessi attivi clientela	198	25,4%
-189	-190	Interessi passivi clientela	1	-0,5%
790	**591**	**Interessi netti clientela**	**199**	**33,7%**
127	153	Interessi attivi su titoli	-26	-17,0%
-234	-200	Interessi passivi su titoli	-34	17,0%
-107	**-47**	**Interessi netti su titoli**	**-60**	**127,7%**
66	95	Interessi attivi istituzioni creditizie	-29	-30,5%
-155	-106	Interessi passivi istituzioni creditizie	-49	46,2%
-89	**-11**	**Interessi netti istituzioni creditizie**	**-78**	**709,1%**
594	**533**	**Interessi netti**	**61**	**11,4%**
99	67	Dividendi	32	47,8%
693	**600**	**Margine d'interesse**	**93**	**15,5%**

Il margine d'intermediazione

Rispetto all'esercizio precedente il margine d'intermediazione registra un aumento del 6,4% (3,8%, calcolato includendo i dati relativi al Credito Fondiario Toscano Spa).

Esercizio 2001	Esercizio 2000	*Importi in miliardi di lire*	Variazione 2001 - 2000	
			assoluta	%
693	**600**	**Margine d'interesse**	**93**	**15,5%**
497	**509**	**Commissioni e altri proventi netti**	**-12**	**-2,4%**
400	431	Commissioni attive	-31	-7,1%
-27	-34	Commissioni passive	7	-20,6%
146	130	Altri proventi di gestione	16	12,2%
-22	-18	Altri oneri di gestione	-4	22,2%
26	**34**	**Profitti da operazioni finanziarie**	**-8**	**-23,4%**
1.216	**1.143**	**Margine d'intermediazione**	**73**	**6,4%**

Nonostante le difficoltà del mercato mobiliare, che hanno provocato inevitabili negative ripercussioni sull'attività di intermediazione, la flessione delle commissioni ed altri proventi di gestione netti è stata contenuta al 2,4%.


Commissioni attive e altri proventi di gestione
600
500
400
300
200
100
0
93
141
54
148
79
130
131
46
166
88
146
94
55
165
86
1999
2000
2001
Servizi di incasso e pagamenti
Servizi di gestione, intermediazione e consulenza
Esercizio di esattorie e ricevitorie
Altri servizi
Altri proventi di gestione

Il risultato di gestione

Nell'esercizio in commento è proseguita la tenace e meticolosa opera di contenimento dei costi che ha consentito di mantenere le spese amministrative sostanzialmente in linea con l'esercizio precedente (+1,1%, tenendo conto anche dei dati relativi al Credito Fondiario Toscano Spa).

L'incremento delle rettifiche di valore sulle immobilizzazioni materiali ed immateriali è riconducibile, per circa 3,5 miliardi di lire, all'ammortamento del maggior valore determinato dalla rivalutazione dei beni immobili strumentali effettuata a fine anno nonché, per circa 4,8 miliardi di lire, all'ammortamento del 50% dell'avviamento iscritto nel medesimo periodo in seguito all'annullamento delle azioni dell'incorporato Credito Fondiario Toscano Spa.

Le circostanze sopra descritte hanno portato ad un incremento del risultato di gestione rispetto all'esercizio 2000 di circa 42 miliardi di lire (+7,2%, includendo i dati del Credito Fondiario Toscano Spa).

Esercizio 2001	Esercizio 2000	*Importi in miliardi di lire*	Variazione 2001 - 2000 assoluta	%
1.216	1.143	**Margine d'intermediazione**	73	6,4%
-751	-732	**Spese amministrative**	-19	2,6%
-462	*-449*	*Spese per il personale*	*-13*	*2,9%*
-289	*-283*	*Altre spese amministrative*	*-6*	*2,1%*
-84	-72	**Rettifiche di valore su immobilizzazioni materiali e immateriali**	-12	16,7%
381	339	**Risultato di gestione**	42	12,4%

L'utile netto

L'ammontare degli accantonamenti e delle rettifiche nette su crediti e su immobilizzazioni finanziarie risulta complessivamente in linea con l'esercizio precedente, includendo i dati relativi al Credito Fondiario Toscano Spa; il suddetto ammontare comprende peraltro un accantonamento in sospensione d'imposta ai Fondi rischi su crediti (voce 90 del passivo dello stato patrimoniale) per crediti in conto capitale, di importo pari a 21 miliardi di lire, effettuato prudenzialmente per la prima volta nell'esercizio in discorso.

L'utile delle attività ordinarie presenta un incremento effettivo di circa 25 miliardi di lire (+10,1%) rispetto all'anno 2000, considerando i dati relativi al Credito Fondiario Toscano Spa.

La variazione positiva del Fondo per rischi bancari generali deriva dall'obbligo di utilizzare, in base a quanto richiesto dalla vigente normativa fiscale (articolo 71 del DPR 917/1986) relativamente alla copertura delle perdite su crediti, la quota di tale fondo fiscalmente in sospensione d'imposta riferita ad accantonamenti per rischi su crediti in conto capitale, già iscritta nel bilancio del Credito Fondiario Toscano Spa; dopo tale utilizzo, il Fondo per rischi bancari generali risulta comunque in aumento da 100 a 121 miliardi di lire ed interamente tassato senza aver calcolato sullo stesso alcun importo a titolo di fiscalità anticipata, non essendo al momento previsto il suo futuro utilizzo.

Esercizio 2001	Esercizio 2000	*Importi in miliardi di lire*	Variazione 2001 - 2000 assoluta	Variazione 2001 - 2000 %
381	**339**	**Risultato di gestione**	**42**	**12,4%**
-102	-97	Accantonamenti e rettifiche netti su crediti	-5	4,7%
-3	3	Rettifiche nette su immobilizzazioni finanziarie	-6	-177,6%
276	**245**	**Utile delle attività ordinarie**	**31**	**12,7%**
16	25	Utile (Perdita) straordinario	-9	-35,9%
12	0	Variazione del Fondo per rischi bancari generali	12	100,0%
304	**270**	**Utile al lordo delle imposte**	**34**	**12,6%**
-139	-115	Imposte sul reddito d'esercizio	-24	21,0%
165	**155**	**Utile d'esercizio**	**10**	**6,5%**

Il ROE ed i ratios

Il ROE, calcolato in termini di utile d'esercizio sul patrimonio netto contabile medio dell'esercizio ed escludendo l'utile in formazione, risulta pari al 10,65%, mantenendosi di conseguenza allo stesso livello registrato nel 2000 (10,57%); a tal proposito si ricorda che alla fine dell'esercizio 2001 è stata effettuata la rivalutazione dei beni immobili strumentali, che ha comportato l'iscrizione tra le poste del patrimonio netto di un importo di circa 95 miliardi di lire.


Utile netto e ROE
180
160
140
120
100
80
60
40
20
0
14%
12%
10%
8%
6%
4%
1995
1996
1997
1998
1999
2000
2001
Utile
Roe

Si evidenziano infine i seguenti positivi andamenti di alcuni ratios economici rispetto all'esercizio precedente:

- il cost/income, calcolato rapportando le spese amministrative - al netto dei recuperi - e le rettifiche di valore su immobilizzazioni materiali e immateriali al margine d'intermediazione, che passa dal 68,8% del 2000 al 67,0% del 2001;
- la sostanziale stabilità dell'incidenza delle spese amministrative e del costo del personale sul totale attivo.

La situazione dell'impresa

La raccolta da clientela ordinaria

Rispetto all'esercizio precedente la raccolta complessiva da clientela ha registrato, in presenza di un contesto di mercato non favorevole, un leggero incremento.

Esercizio 2001	Esercizio 2000	*Importi in miliardi di lire*	Variazione 2001 - 2000 assoluta	Variazione 2001 - 2000 %
15.920	15.466	Raccolta diretta	454	2,9%
21.810	21.807	Raccolta indiretta	3	0,0%
37.730	**37.273**	**Raccolta totale da clientela ordinaria**	457	1,2%

La raccolta diretta

Nell'ambito dell'aggregato in esame, si osserva una crescita delle obbligazioni e delle forme tecniche a vista, con particolare riferimento ai conti correnti passivi, in parte neutralizzata dalla marcata riduzione dei certificati di deposito, in linea con la tendenza comune all'intero sistema, nonché dei pronti contro termine.

Esercizio 2001	Esercizio 2000	*Importi in miliardi di lire*	Variazione 2001 - 2000 assoluta	Variazione 2001 - 2000 %
8.983	8.656	Raccolta a vista (conti correnti passivi, depositi a risparmio e fondi di terzi in amministrazione)	327	3,8%
581	922	Certificati di deposito	-341	-37,0%
4.995	4.293	Obbligazioni (comprese subordinate)	702	16,4%
14.559	**13.871**	**Raccolta tradizionale**	**688**	**5,0%**
1.166	1.358	Pronti contro Termine	-192	-14,1%
195	237	Altri titoli ed assegni circolari	-42	-17,7%
15.920	**15.466**	**Raccolta diretta**	**454**	**2,9%**


Raccolta diretta
18.000
16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
4.084
1999
2000
2001
Raccolta a vista
Certificati di deposito
Obbligazioni (comprese subordinate)
Pronti contro Termine
Altri titoli ed assegni circolari

La raccolta indiretta

La mancata crescita della raccolta indiretta deriva dai problemi riscontrati nel mercato finanziario a partire dal secondo semestre dell'anno 2001 che hanno depresso il controvalore dei titoli e, conseguentemente, l'ammontare delle consistenze di fine periodo. Tale effetto negativo è stato neutralizzato dal flusso positivo di raccolta netta gestita, che rispetto al 31 dicembre 2000 ha generato un incremento significativo dell'aggregato, pari a 1.351 miliardi di lire (+12,1%).

Esercizio 2001	Esercizio 2000	*Importi in miliardi di lire*	Variazione 2001 - 2000 assoluta	Variazione 2001 - 2000 %
9.270	**10.618**	**Raccolta amministrata**	**-1.348**	**-12,7%**
12.540	**11.189**	**Raccolta gestita**	**1.351**	**12,1%**
3.307	4.084	Gestioni patrimoniali (GPM - GPS - GPF)	-777	-19,0%
6.641	4.836	Fondi	1.805	37,3%
2.592	2.269	Assicurazioni (riserve tecniche)	323	14,2%
21.810	**21.807**	**Raccolta indiretta**	**3**	**0,0%**


Raccolta gestita
7.000
6.000
5.000
4.000
3.000
2.000
1.000
-
4.148
4.084
3.307
4.915
4.836
6.641
1.673
2.269
2.592
Gestioni
Fondi
Assicurazioni (riserve tecniche)
1999
2000
2001

Gli impieghi a clientela ordinaria

Come per gli esercizi precedenti, si registra un importante incremento dei mutui ipotecari, anche a seguito dell'incorporazione del Credito Fondiario Toscano Spa. Il contenuto aumento complessivo degli impieghi a clientela ordinaria risponde a scelte che hanno privilegiato l'attenzione alla qualità del credito ed al rendimento delle operazioni.

Esercizio 2001	Esercizio 2000	*Importi in miliardi di lire*	Variazione 2001 - 2000 assoluta	%
8.653	9.403	Conti correnti e finanziamenti	-750	-8,0%
271	357	Portafoglio sconto	-86	-24,1%
4.765	3.571	Mutui ipotecari	1.194	33,4%
291	226	Mutui ad Enti pubblici	65	28,8%
115	125	Tesoreria Provinciale dello Stato - Tesoreria Unica	-10	-8,0%
103	131	Altri impieghi	-28	-21,4%
14.198	**13.813**	**Impieghi a clientela ordinaria**	**385**	**2,8%**



Impieghi a clientela ordinaria
16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
-
2.679
7.840
3.571
9.403
4.765
8.653
1999
2000
2001
Conti correnti e finanziamenti
Portafoglio sconto
Mutui ipotecari
Mutui ad Enti pubblici
Tesoreria Unica
Altri impieghi

Le partite a rischio

Il grado complessivo di copertura delle partite a rischio si mantiene elevato ed evidenzia un incremento rispetto all'esercizio 2000, con particolare riferimento ai crediti incagliati e ristrutturati, a conferma della tendenza aziendale a rafforzare il criterio di prudenza adottato nella valutazione di tale categoria di impieghi.

Esercizio 2001	Esercizio 2000	Importi in miliardi di lire	Variazione 2001 - 2000 assoluta	Variazione 2001 - 2000 %
320	296	Sofferenze lorde	24	8,2%
-169	-157	Dubbi esiti	-12	7,6%
151	**139**	**Sofferenze nette**	**12**	**8,8%**
52,8%	**53,1%**	**Grado di copertura sofferenze**		**-0,3%**
336	304	Incagliate e ristrutturate lorde	32	10,4%
-56	-47	Dubbi esiti	-9	19,1%
280	**257**	**Incagliate e ristrutturate nette**	**23**	**8,8%**
16,6%	**15,5%**	**Grado di copertura incagliate e ristrutturate**		**1,1%**
656	600	Partite a rischio lorde	56	9,3%
-225	-204	Dubbi esiti complessivi	-21	10,3%
431	**396**	**Partite a rischio nette**	**35**	**8,8%**
34,3%	**34,1%**	**Grado di copertura delle partite a rischio**		**0,2%**

Si precisa che tenendo conto anche dei Fondi rischi su crediti (voce 90 del passivo dello stato patrimoniale), il grado di copertura delle partite a rischio al 31 dicembre 2001 risulta pari al 40,5% rispetto al 37,7% dell'esercizio precedente.


Rischiosità netta dei crediti
4,50%
4,00%
3,50%
3,00%
2,50%
2,00%
1,50%
1,00%
0,50%
0,00%
1,28%
1999
2000
2001
Incagliate e ristrutturate nette/crediti netti verso clientela
Sofferenze nette/crediti netti verso clientela

Il controllo del rischio creditizio

Nel 2001 ha avuto piena applicazione il "Regolamento per l'assunzione e la gestione del Rischio di Credito" entrato in vigore nell'ottobre dell'anno precedente. Il regolamento contiene i principi generali che presiedono all'assunzione, alla gestione e quantificazione di tale rischio e stabilisce norme per regolare l'attività di controllo, articolate su due livelli:

- il primo, "di linea" e' effettuato dalle unita' centrali e periferiche con l'utilizzo delle relative procedure informatiche;
- il secondo, di "revisione interna" e' di competenza del Servizio Auditing e Controlli.

Il sistema e' incentrato sulla procedura di Credit Rating, che classifica la clientela in 5 classi con livelli di rischiosità diversi, quale risultato delle evidenze "gestionali" (Procedura SRVI – Segnalazioni di Rischio e Visure), delle analisi "Economico-Finanziarie" e tenendo conto della valutazione qualitativa da parte del Gestore del rapporto.

L'attività sui mercati finanziari

In un quadro di rallentamento dell'economia USA e di quelle europee, gli andamenti dei principali mercati finanziari e monetari sono stati condizionati dalla tendenza degli investitori - rafforzatasi soprattutto nell'ultimo trimestre dell'anno - ad uscire dai settori azionari, ed in particolare da quelli ad alta tecnologia, per orientarsi verso titoli a breve termine "sovrani" - o comunque di emittenti caratterizzati da un elevato investment-grade - oltre che verso posizioni liquide.
La politica di gestione del portafoglio titoli di proprietà, perseguita sin dall'inizio dell'esercizio ed ispirata a principi di prudente allocazione delle riserve libere, ha mirato da un lato alla riduzione progressiva della quota investita in titoli azionari, sui quali è stata realizzata una gestione fortemente selettiva, e dall'altro al bilanciamento con una quota crescente di titoli di Stato a tasso fisso a breve e medio termine, allo scopo di cogliere le opportunità legate alla riduzione dei tassi di rendimento di mercato. Le decisioni di investimento hanno tenuto conto, al contempo, della necessità di utilizzare sistematicamente titoli a tasso variabile come "collaterali" per l'operatività in pronti contro termine nei confronti di clientela privata e istituzionale.
L'operatività in contratti di opzione, finalizzata alla copertura del rischio di tasso oppure all'acquisizione di ulteriori margini reddituali da operazioni di puro trading, ha raggiunto un volume pari a circa 3.000 miliardi di lire, in termini di valore nominale sottostante. Nel 2001 è stata rilevante anche l'attività di informazione specialistica su cambi e derivati, sviluppata attraverso frequenti contatti con primarie aziende clienti che ha consentito un sensibile incremento dell'operatività nel comparto.
Sul mercato monetario, la Banca Centrale Europea ha finanziato il sistema bancario principalmente mediante operazioni di finanziamento in pronti contro termine, a tassi di aggiudicazione che hanno puntualmente risentito delle attese del mercato sulle riduzioni dei livelli ufficiali. La nostra partecipazione a tali operazioni ha fatto registrare un'aggiudicazione per circa 1.600 miliardi di lire.
Sul mercato interbancario sono stati conclusi contratti per circa 330.000 miliardi di lire - in netto aumento rispetto al 2000 - rappresentativi di una quota di mercato di circa il 2%. Anche le transazioni in pronti contro termine con controparti istituzionali hanno avuto un ulteriore sviluppo, superando i 77.000 miliardi di lire, in incremento rispetto a fine 2000. La tesoreria ha svolto regolarmente, durante l'anno, funzioni operative per conto delle altre banche del Gruppo CRF, con riguardo sia al mercato interbancario – sul quale la Capogruppo si è presentata con una posizione integrata – sia ai mercati finanziari e valutari, sui quali abbiamo realizzato operazioni legate a specifiche esigenze di intermediazione o gestione di portafoglio, regolate in contropartita diretta nei confronti della banca committente.
Siamo intervenuti nell'acquisto e vendita di azioni proprie sul mercato borsistico, nel rispetto dei vincoli fissati dalla normativa e dalla relativa delibera assembleare del 27 aprile 2001 che ha autorizzato ad operare in azioni proprie fino ad un massimo di n. 13.000.000 di azioni detenibili in portafoglio, con la finalità di intervenire con un positivo effetto di miglioramento della liquidità del mercato, nell'interesse degli stessi investitori. A fine esercizio risultano in portafoglio 400.000 azioni proprie, a fronte delle quali è stata iscritta una specifica riserva patrimoniale per lire 847 milioni.
Il portafoglio titoli presenta una riduzione nel comparto immobilizzato, interamente relativa ai titoli di pertinenza del Fondo Integrativo Pensioni, che rappresenta un patrimonio separato ai sensi dell'articolo 2117 del Codice Civile.

Esercizio 2001	**Esercizio 2000**	*Importi in miliardi di lire*	**Variazione 2001 - 2000** assoluta	%
143	211	Titoli del tesoro rifinanziabili	-68	-32,2%
2.600	2.838	Obbligazioni ed altri titoli di debito	-238	-8,4%
59	331	Azioni ed altri titoli di capitale	-272	-82,2%
2.802	**3.380**	**Totale Titoli**	**-578**	**-17,1%**
516	*689*	*di cui immobilizzati*	*-173*	*-25,1%*

Le partecipazioni

Il 2001 è stato soprattutto un anno di assestamento e razionalizzazione del comparto partecipazioni. Tra gli interventi particolarmente significativi si evidenziano la fusione per incorporazione del Credito Fondiario Toscano Spa, perfezionata il 1° agosto 2001, con efficacia 1° gennaio 2001 e la costituzione di CERIT Centro Riscossione Tributi Spa, cui la Banca CR Firenze ha conferito in data, 1° gennaio 2002, il ramo di azienda dedicato alla riscossione dei tributi, dando così attuazione alle previsioni del D.Lgs 112/99.
In attuazione di precedenti accordi è stato acquistata parte del pacchetto azionario posseduto dal Banco di Sardegna in Findomestic Banca Spa e Findomestic Sviluppo Spa ed il Gruppo ha raggiunto il 50% del capitale delle due società (47,17% Banca CR Firenze, 2,83% CR Pistoia e Pescia); l'altro 50% è detenuto da Cetelem Sa.
Nei primi giorni del 2001 si è provveduto al regolamento dell'operazione di acquisto del 16,01% del capitale di CR Mirandola Spa ceduto dagli azionisti privati che hanno aderito all'OPA conclusasi il 21 dicembre 2000. Si è proceduto inoltre all'acquisto dell'intero pacchetto azionario della stessa CR Mirandola Spa posseduto da CR Bologna Spa, pari al 14,68%. Banca CR Firenze ha acquisito direttamente il 9,68%, mentre la controllata CR Pistoia e Pescia Spa ne ha acquistato il 5%. La partecipazione nel capitale di CR Mirandola Spa ha raggiunto, a livello di Gruppo, il 50,69%.
Per quanto riguarda CR Orvieto Spa, ai sensi degli accordi sottoscritti con la Fondazione, è stato acquistato un ulteriore 22% del capitale che, sommato al 51,57% già di nostra proprietà, ha portato la nostra interessenza al 73,57%.
Il 2001 ha visto anche l'ingresso di CR Firenze Spa nel capitale di CR Forlì Spa mediante l'acquisizione del 5% del capitale dalla Fondazione Cassa dei Risparmi di Forlì e, successivamente, di un ulteriore 2,01% mediante il lancio di un'OPA sulle azioni detenute dai privati. Attualmente la nostra partecipazione nel capitale della Cassa romagnola ammonta pertanto al 7,01%. L'operazione è stata condotta congiuntamente con SANPAOLO IMI Spa che possiede, a sua volta, il 21,02% del capitale di CR Forlì Spa.
Nell'ambito del riassetto del comparto partecipazioni, si è proceduto all'acquisto di tutte le azioni possedute da CR Pistoia e Pescia Spa nel capitale delle comuni partecipate: CRIF Spa, Servizi Interbancari Spa, SSB Spa, SIA Spa e SITEBA Spa ed all'acquisto delle azioni possedute da CR Orvieto Spa nel capitale di Servizi Interbancari Spa, SSB Spa e SIA Spa.
La ricordata incorporazione del Credito Fondiario Toscano Spa ha prodotto l'incremento delle partecipazioni possedute nel capitale di Firenze Parcheggi Spa e Fidi Toscana Spa.
Fra gli altri eventi che hanno caratterizzato il comparto, si ricordano:

- l'aumento del capitale sociale di Centrovita Assicurazioni Spa da lire 28 miliardi a lire 52 miliardi;
- l'aumento del capitale di Findomestic Banca Spa, passato dapprima da lire 240 miliardi a lire 300 miliardi e, successivamente, da 150 milioni a 175 milioni di Euro;
- l'aumento del capitale di Findomestic Sviluppo Spa da 10 a 20 miliardi di lire.

In occasione dell'aumento di capitale di INFO 2B da 100.000 a 500.000 Euro e della sua trasformazione da Srl a Spa, la Cassa ha incrementato la propria interessenza dal 10% al 60%.
E' stata acquisita una partecipazione pari al 10% nella CBE Service Sprl, GEIE con sede a Bruxelles, di cui fa parte anche SANPAOLO IMI Spa.
Tra le altre operazioni si segnalano la vendita di 100.000 azioni Monte Titoli Spa con la realizzazione di una plusvalenza di lire 2,6 miliardi ed il trasferimento a trading delle azioni Adf Aeroporto di Firenze Spa, con una plusvalenza di lire 6,1 miliardi in relazione al processo di privatizzazione.
Il valore delle partecipazioni, il cui dettaglio analitico è riportato nell'apposito allegato al bilancio, ammonta al 31 dicembre 2001 a lire 1.606.539.513.624, di cui lire 1.034.214.656.212 in imprese del Gruppo bancario.
Tale valore è aumentato del 29,4% rispetto al 31 dicembre 2000 ed il numero delle società partecipate è salito da 61 a 64 in seguito a due dismissioni e cinque acquisizioni.
Sotto il profilo della redditività, nel 2001 è ulteriormente migliorato il trend positivo verificatosi nel 2000; i dividendi ordinari percepiti ed il relativo credito d'imposta

ammontano complessivamente a circa 99 miliardi di lire che, rispetto al valore medio annuo delle partecipazioni, rappresenta un rendimento del 6,89%.

Esercizio 2001	Esercizio 2000	*Importi in miliardi di lire*	Variazione 2001 - 2000	
			assoluta	%
573	550	Partecipazioni	23	4,2%
1.034	692	Partecipazioni in imprese del gruppo	342	49,4%
1.607	**1.242**	**Totale partecipazioni**	**365**	**29,4%**

Tra i principali movimenti più sopra commentati, descritti analiticamente nella tabella inserita negli allegati di bilancio, si segnalano:

- l'acquisto del 16,01% del capitale di CR Mirandola Spa (n. 1.200.075 azioni) mediante OPA e del 9,68% fuori dall'OPA (n. 725.365 azioni) di proprietà di CR BolognaSpa, con un corrispettivo complessivo di 83.756.639.000
- l'acquisto del 5% del capitale di CR Forlì Spa dalla Fondazione CR Forlì (n. 925.000 azioni) e di un ulteriore 2,01% (n. 371.450); con queste operazioni la nostra partecipazione è salita al 7,02%, con un corrispettivo complessivo di 108.874.595.000
- l'acquisto di un ulteriore 22% del capitale di CR Orvieto Spa, n. 59.020 azioni, dopo il quale la nostra partecipazione sale al 73,57%, con un corrispettivo complessivo di 37.000.000.000
- l'acquisto del 13,84% del capitale di Findomestic Banca Spa e di Findomestic Sviluppo Spa dal Banco di Sardegna Spa, rispettivamente n.415.094 e n. 27.674 azioni, e l'aumento di capitale di Findomestic Banca Spa da 240 miliardi e 300 miliardi e successivamente da 150 milioni a 175 milioni di €uro, con un corrispettivo complessivo di 185.999.409.000

Il dettaglio di tutte le variazioni intervenute nelle partecipazioni, con particolare riferimento alle operazioni che hanno portato all'acquisizione del controllo congiunto sul 100% del capitale di Findomestic Banca Spa e Findomestic Sviluppo Spa assieme al Gruppo BNP Paribas al quale, nell'ambito degli accordi sottoscritti, è stata contestualmente rivenduta parte della quota partecipativa acquistata dal Banco di Sardegna Spa, è riportato in apposito allegato al bilancio.

Le operazioni infragruppo e con parti correlate

Le operazioni tra la Cassa di Risparmio di Firenze Spa, le società controllate e le società sottoposte ad influenza notevole sono state poste in essere, nel rispetto delle disposizioni di legge vigenti, sulla base di valutazioni di reciproca convenienza economica. Il dettaglio dei rapporti infragruppo è riportato nella Nota Integrativa del Bilancio dell'Impresa.

Le operazioni con parti correlate, come definite dalla Consob con le comunicazioni del 20 febbraio 1997 e del 27 febbraio 1998, ed in particolare quelle con gli azionisti che hanno conferito quote partecipative in un patto di sindacato nonché con le imprese ad essi eventualmente riconducibili, sono poste in essere nel rispetto delle disposizioni di legge vigenti e sono regolate a prezzi di mercato.

Partecipazioni Cassa di Risparmio di Firenze Spa

al 31 dicembre 2001

ISTITUZIONALI

- BANCA D' ITALIA 1,852%

BANCARIE

- CR ORVIETO Spa 73,570%
- CR PISTOIA E PESCIA Spa 51,000% azioni ordinarie 50,933% azioni risparmio
- CR CIVITAVECCHIA Spa 51,000%
- FINDOMESTIC Banca Spa 47,170%
- CR MIRANDOLA Spa 46,691%
- CR FORLI' Spa 7,008%
- CR RAVENNA Spa 0,838%
- SAN PAOLO - IMI Spa 0,571%

RISCOSSIONE

- Centro Riscossione Tributi-CERIT Spa 100,000%

FINANZIARIE

- CR FIRENZE Gestion Internationale Sa 80,000%
- PERSEO FINANCE Srl 60,000%
- C.F.T. FINANZIARIA Spa 57,692%
- FINDOMESTIC SVILUPPO Spa 47,170%
- CENTRO FACTORING Spa 40,863%
- CENTRO LEASING Spa 20,922%
- EPTACONSORS Spa 20,240%
- SVIL. IMPRESE CENT. ITALIA Sgr Spa 10,000%
- FIDI TOSCANA Spa 8,791%
- NUOVA HOLDING SANPAOLO IMI 5,000%
- SERVIZI INTERBANCARI Spa 2,203%
- GE.PA.FIN Spa 1,000%

STRUMENTALI

- INFOGROUP Spa 94,000%
- DATA CENTRO Spa 82,474%

ASSICURAZIONI

- CENTROVITA ASSICURAZ. Spa 43,000%
  Controllata indiretta tramite partecip. di CR Pistoia (8%)

ALTRE

- INFO 2B Spa 60,000%
- CENTRO TELEMARKETING Spa 50,000%
- PRODUSER Spa 41,036%
- CITYLIFE Spa 37,500% (piena proprietà) 37,500% (nuda proprietà)
- ARVAL SERVICE LEASE ITALIA Spa 22,500%
- IMMOBILIARE NOVOLI Spa 15,000%
- FIRENZE PARCHEGGI Spa 12,463%
- CBE SERVICE S.P.R.L. 10,000%
- IMMOCRI Spa 8,982%
- FIRENZE MOSTRE Spa 8,470%
- SAN PAOLO IMI PRIVATE SCHEME BV 8,000%
- AGENZIA F.NA PER L'ENERGIA Srl 7,782%
- CENTRO AFFARI E CONVEGNI AR Srl 6,080%
- EUROBIC TOSCANA SUD Spa 5,416%
- CARICENTRO SERVIZI Srl 5,165%
- FIRENZE EXPO & CONGRESS Spa 4,522%
- SIENA PARCHEGGI Spa 4,444%
- C.R.I.F. Spa 2,670%
- PATTO 2000 Soc. consortile resp lim. 2,646%
- INTERPORTO TOSCANA CENTR. Spa 2,000%
- GROSSETO SVILUPPO Spa 1,050%
- SITEBA Spa 1,047%
- CENTRALE DEI BILANCI Srl 0,656%
- Società per i Servizi Bancari - SSB Spa 0,553%
- NOMISMA Spa 0,531%
- BENI STABILI Spa 0,480%
- S.G.R. -Soc. Gestione Realizzo Spa 0,416%
- MARINA CALA GALERA Spa 0,367%
- SEAM -Soc Eserc Aerop .Maremma Spa 0,289%
- IST. ENCICL. BANCA E BORSA Spa 0,233%
- Soc Interb Automaz.Spa-CEDBORSA 0,086%
- MONTE TITOLI Spa 0,044%
- S.W.I.F.T. S.C. (Bruxelles) 0,033%
- BRAIN TECHNOLOGY Spa 10,000%
- WELCOME ITALIA Spa [illegible]
- ENGINEERING [illegible] INFORMATICA [illegible]
- [illegible]

SOCIETA' CONTROLLATE

SOCIETA' CONTROLLATE CONGIUNTAMENNTE CON ALTRO SOCIO

SOCIETA' COLLEGATE

Tra le partecipate non figurano Informatica Casse Toscane Spa e Business Datenbanken GMBH che sono in liquidazione.

Il patrimonio netto

Rispetto all'anno 2000 il patrimonio netto risulta incrementato in seguito all'incorporazione del Credito Fondiario Toscano Spa ed all'iscrizione di una riserva di rivalutazione, effettuata ai sensi della Legge n. 342/2000, commentata a pag. 45.

Al 31 dicembre 2001 il patrimonio netto include inoltre una riserva per acquisto azioni proprie di importo pari a 847 milioni di lire, costituita a fronte di acquisti di azioni della Cassa di Risparmio di Firenze Spa, la cui consistenza a fine periodo era pari ad un valore nominale di 400 milioni di lire.

Esercizio 2001	Esercizio 2000	*Importi in miliardi di lire*	Variazione 2001 - 2000 assoluta	Variazione 2001 - 2000 %
1.086	1.065	Capitale sociale	21	2,0%
1	1	Sovrapprezzi di emissione	0	0,0%
326	265	Riserve	61	23,0%
100	-	Riserva di rivalutazione	100	100,0%
121	100	Fondo per rischi bancari generali	21	21,0%
165	155	Utile d'esercizio	10	6,5%
1.799	**1.586**	**Patrimonio netto**	213	13,4%

Il patrimonio ed i requisiti di vigilanza

In relazione a quanto specificato nel paragrafo precedente ed all'aumento del patrimonio supplementare, rispetto all'esercizio 2000 il patrimonio di vigilanza risulta incrementato di 415 miliardi di lire.

Il coefficiente di solvibilità, calcolato secondo le normative di vigilanza, risulta pari al 12,86%.

Esercizio 2001	Esercizio 2000	*Importi in miliardi di lire*	Variazione 2001 - 2000 assoluta	Variazione 2001 - 2000 %
1.505	1.403	Patrimonio di base (tier 1)	102	7,3%
793	541	Patrimonio supplementare (tier 2)	252	46,6%
-165	-226	Elementi da dedurre	61	-27,0%
2.133	**1.718**	**Patrimonio di vigilanza**	**415**	**24,2%**
1.161	1.060	Rischi di credito	101	9,5%
6	66	Rischi di mercato	-60	-90,9%
13	13	Altri requisiti prudenziali	0	0,0%
1.180	**1.139**	**Totale requisiti prudenziali**	**41**	**3,6%**
16.877	16.287	Attività di rischio ponderate	590	3,6%
8,92%	8,61%	Patrimonio di base / Attività di rischio ponderate		0,3%
12,64%	10,55%	Patrimonio di vigilanza / Attività di rischio ponderate		2,1%

Relazione sulla gestione

La struttura operativa

I prodotti ed i servizi

1. Il mercato privati

Attività promozionale e consulenza alla clientela

Nel corso del 2001 sono continuati gli investimenti per lo sviluppo della multicanalità. In particolare, allo scopo di informare la clientela sulle novità più significative dell'offerta "Liberamente", sono stati realizzati corner promozionali in 36 Filiali, nei quali oltre 17.000 clienti hanno potuto testare direttamente i nuovi prodotti e servizi gestiti via Internet Gsm ed oltre 8.000 hanno aderito all'offerta Liberamente. Al 31.12.2001 il numero dei clienti privati multicanale è arrivato a 67.000 unità.

Nell'ambito del comparto risparmio gestito è stata realizzata una prima campagna a livello di Gruppo CR Firenze, nominata "Gestiti e Riveriti", con l'obiettivo di promuovere una nuova modalità di gestione del cliente. La campagna collegata ad una operazione a premi ha consentito di acquisire nuova raccolta gestita per 1.250 miliardi e 1.835 nuovi clienti.

Con l'avvicinarsi dell'introduzione della nuova moneta sono state realizzate diverse iniziative promozionali (Euro No-Problem) e informative (news letter, redazionali allegati alle riviste dei conti package, diffusione di coupon per favorire il ritiro dei nuovi libretti di assegni e l'utilizzo di carte di credito e di pagamento) per preparare il change-over.

In particolare, nel settore delle carte di debito è stata effettuata con successo, nell'ultimo bimestre, la promozione PagoBancomat/VisaElectron, consegnando la carta direttamente al domicilio di 60.000 clienti sprovvisti; il tasso di attivazione è stato superiore al 25%.

Nel corso del 2001 sono state realizzate due applicazioni in tecnologia intranet (Scheda cliente e Pianoforte) a sostegno dell'attività di consulenza e di vendita dei gestori di clientela delle filiali. Con la nuova Scheda cliente il gestore dispone on-line dell'intera posizione del cliente e con Pianoforte (Personal Financial Planning) gli è possibile supportare adeguatamente e indirizzare l'attività di consulenza finanziaria. Attraverso Pianoforte infatti il consulente identifica il profilo di rischio del cliente, suggerisce il mix di prodotti più adatto e, utilizzando una metodologia statistico-quantitativa, è in grado di stimare il tasso di rendimento ed il livello di rischio nel medio-lungo periodo. Inoltre, attraverso una successiva verifica delle performance effettive rispetto a quelle stimate, è possibile apportare eventuali interventi correttivi, assicurando al cliente un'assistenza continuativa e qualificata.

Prodotti

- **Conti correnti "package"**

  E' proseguita nel corso dell'anno anche l'attività di completamento dell'offerta dei conti correnti pacchettettizzati e specializzati per fasce di età del cliente, migliorando l'offerta destinata al segmento pensionati con il lancio di due nuovi prodotti denominati "Età Libera Argento" ed "Età Libera Oro".

  Si tratta di un'offerta differenziata in relazione alle esigenze specifiche della clientela, a canone fisso e comprensiva dei servizi essenziali del conto corrente e di esclusivi vantaggi.

Entrambi i conti package consentono l'adesione al "Club Età Libera" che promuove iniziative nell'ambito della cultura, sport, turismo, e medico-sanitario, nonché la pubblicazione di una rivista trimestrale dedicata al segmento.

- **Obbligazioni**
  Nel corso del 2001, sono stati collocati 13 prestiti obbligazionari per complessive € 568 milioni: tra questi, 5 emissioni, per un totale di € 245 milioni, sono state effettuate sull'€uromercato nell'ambito del programma €uro Medium Term Notes, destinati ad investitori istituzionali ed in prevalenza utilizzati quale supporto finanziario delle polizze assicurative index-linked, messe a punto con la compagnia Centrovita Assicurazioni Spa e collocate dalle Banche del Gruppo.
  Sono stati emessi infine un prestito di tipo subordinato Lower Tier I, per € 78 milioni, interamente collocato dalla rete di vendita Banca CR Firenze ed un subordinato Tier III per circa 25 milioni di €uro, destinato all'€uromercato.
- **Bancassicurazione**
  La prima parte del 2001 ha comportato per la controllata Centrovita Assicurazioni Spa numerosi interventi di prodotto volti ad allineare la gamma di offerta alla nuova disciplina fiscale sul comparto polizze vita.
  Inoltre, a seguito dell'andamento negativo dei mercati azionari, l'attenzione della clientela si è concentrata verso prodotti a premio unico con componenti di protezione del capitale investito. In tale contesto, importanti risultati di vendita sono stati ottenuti con le polizze di tipo index-linked e con una nuova unit linked a capitale protetto "Multigrant".
  Nell'ultima parte dell'anno, si è proceduto ad un ulteriore arricchimento della gamma di offerta sulla Linea Protezione con il lancio delle polizze "Soluzione Sicura" (diaria da ricovero) e "Soluzione Vita" (temporanea caso morte).
  Infine, è proseguita l'attività di formazione della rete di vendita, volta sia ad informare sulle novità fiscali che ad illustrare la nuova offerta, in particolare per quanto riguarda il settore protezione.
- **Fondi e gestioni patrimoniali**
  Durante il 2001 è stata ampiamente integrata l'offerta di prodotti di risparmio gestito; tramite CR Firenze Gestion International S.A. che gestisce il fondo multicomparto Giotto Lux, distribuito dal Gruppo, da CR Forlì e CR Ravenna; al 31 dicembre 2001 il fondo gestiva circa 3.564 miliardi di lire.
  Nell'ambito delle gestioni di portafoglio è stata messa in atto una revisione della struttura di offerta con l'intento di rendere la gamma più rispondente alle esigenze del cliente e maggiormente posizionata per segmenti di clientela avvalendoci, come advisor, di SANPAOLO IMI A.M. Sgr, di Merrill Lynch e di BNP Paribas, ciascuno su specifiche linee di prodotto. Dal 15 ottobre 2001 è stata allineata tutta l'offerta di Gruppo, in concomitanza con l'accentramento in CR Firenze Spa dell'attività di gestione.
  A livello aggregato, il patrimonio gestito al 31 dicembre 2001 ammontava a circa lire 3.307 miliardi.
- **Fondi pensione**
  Nel 2001 è stato istituito il fondo pensione aperto a contribuzione definita "CRF PREVIDENZA" iniziandone il collocamento nel mese di giugno.

Multicanalità

Relativamente al servizio **LiberaMente Via Telefono** si è registrato un incremento notevole dei clienti convenzionati, che hanno raggiunto le 54.000 unità (raddoppiate rispetto all'anno precedente).

Per mettere a disposizione un servizio sempre più evoluto alla clientela, il Call Center è stato dotato di una nuova piattaforma tecnologica in grado di offrire servizi informativi e dispositivi con un collegamento in tempo reale con le banche del Gruppo. Il nuovo Centro Servizi Multicanale è in grado di interagire con la clientela sia mediante risponditore automatico (24 ore su 24) sia attraverso operatori (dal lunedì al sabato).
Oltre alla tradizionale operatività su conti correnti e titoli, sono stati resi possibili il pagamento dei tributi (ICI, RAV e Tarsu) sia via telefono che su Internet e la notifica dell'eseguito/ineseguito sugli ordini di Borsa attraverso il risponditore automatico.
Il servizio **LiberaMente Via GSM** ha annoverato, a fine 2001, 25.300 clienti convenzionati, con una crescita di 10.300 unità; nel corso dell'anno si sono registrate circa 80.000 richieste di informazioni sulla Borsa di Milano e 88.600 richieste relative ai rapporti di conto corrente.
I servizi su rete Internet nel 2001 hanno visto la crescita del servizio di Home Banking **LiberaMente Via Internet** passato dai circa 21.400 utenti a circa 40.300 con un incremento di quasi il 90%.
Il numero di clienti convenzionati al **Trading On Line** ha raggiunto le 17.500 unità; complessivamente sono stati inoltrati tramite il canale telematico circa 89.000 ordini di borsa. Nel corso del 2001 è stata attivata la versione JAVA con arricchimento dei servizi informativi di Borsa (SpyStock, TradeMade e Borsarumors), usufruibili anche in modalità "Push" (aggiornamento automatico).
E' stato inoltre sottoscritto un accordo con la partecipata Citylife Spa per la fornitura di contenuti non bancari relativi alle aree del nuovo portale privati **LiberaMente.Net** (Tempo Libero, Auto, Viaggi, etc.), con l'obiettivo di renderlo un punto di riferimento sistematico per la nostra clientela che avrà a disposizione anche nuove operatività bancarie (ricarica cellulari, pagamento delle multe e bollette Enel, etc.), una propria casella postale, motori di ricerca ed un desk personalizzabile.
I clienti multicanale hanno raggiunto le 67.000 unità che utilizzano regolarmente più di un canale virtuale (mediamente 1.6 canale per cliente).
Nell'area del commercio elettronico "BtoC" (Business to Consumer), nel corso del 2001 la Banca ha consolidato il suo presidio arrivando a 250 esercenti attivi on line, con circa 16.000 transazioni. E' proseguita in questo ambito l'attività di analisi di sistemi e servizi sfociata nella partecipazione al progetto BankPass dell'ABI che porterà nel 2002 all'adozione di modalità di pagamenti on line, sia via web che mobile di sistema.
Infine la rete di sportelli ATM-Bancomat ha raggiunto quota 306, con l'attivazione di 13 nuove apparecchiature.

2. Il mercato imprese

Attività promozionale e consulenza alla clientela

Nel corso del 2001 è stata attivata un'azione commerciale sistematica denominata "Banca di riferimento", indirizzata ad un target di clienti "corporate", selezionati in base a parametri di attrattività e di posizionamento competitivo.
Al termine dell'esercizio si è registrata una variazione positiva dei flussi canalizzati nell'ordine di circa l'11% per il target selezionato.
Inoltre, sono state svolte campagne mirate su specifici segmenti di clientela di particolare interesse (settori moda, meccanica e oro) che hanno portato ad una crescita complessiva degli impieghi sul target dell'11%.
Nell'ambito della revisione dell'approccio commerciale di filiale e con la definizione della nuova metodologia per la gestione delle posizioni a portafoglio è stato rilasciato il primo modulo dell'applicativo "Profilo" per il segmento "Small Business".

Tale applicativo offre una sintesi delle informazioni sul cliente in chiave commerciale al fine di agevolare la gestione del contatto da parte dei singoli gestori consentendo, nel contempo, una visione dei macro aggregati più significativi a livello di portafoglio, di filiale, di distretto, di area e di segmento.
Nei primi mesi del 2002, verrà rilasciato un secondo modulo che, oltre ad ampliare le funzionalità dell'applicativo, sarà di supporto alla consulenza dei clienti "corporate".

Prodotti

- **Package "ioimpresa" per segmento small business e "ioimpresablu" per segmento corporate**

  Nel 2001 sono stati realizzati due conti correnti "package" dedicati alle imprese, caratterizzati da un contenuto sia bancario che extrabancario, a fronte di un canone "tutto compreso". Al cliente sono inoltre offerti una serie di servizi bancari ed extrabancari in opportunità di acquisto.

  Con i due nuovi conti correnti "package", che sono stati immessi nel mercato il 1° ottobre 2001, il Gruppo CR Firenze inizia a dare contenuto concreto al programma Piccole Medie Imprese (PMI) che intende:
  - posizionare il Gruppo CR Firenze come "partner dell'impresa" in grado di soddisfare bisogni complessi, anche di tipo non bancario;
  - semplificare e rendere più trasparente l'offerta, aumentando il valore percepito dal cliente;
  - aumentare il cross-selling sui clienti attuali e l'indice di penetrazione delle banche del Gruppo sulla clientela imprese acquisita;
  - razionalizzare la gestione della clientela di dimensioni più contenute;
  - attrarre nuovi clienti;
  - aumentare i ricavi da servizi.

  I due conti "ioimpresa" e "ioimpresablu" hanno denominazione e contenuti differenti, studiati per le diverse esigenze delle PMI.

  Nei primi tre mesi di avvio dell'offerta, il nuovo prodotto ha incontrato il favore della clientela concretizzatosi nell'acquisto di oltre 700 packages.

- **Prodotti di finanziamento**

  L'offerta globale di prodotti di finanziamento, sostanzialmente adeguata alle esigenze del mondo imprenditoriale ed in linea con le aspettative della clientela privata, ha permesso di raggiungere buoni risultati, soprattutto nel comparto delle operazioni di medio-lungo termine: l'incremento su base annua dello stock di mutui a privati e imprese è pari al 17,6% al netto dell'effetto incorporazione del Credito Fondiario Toscano Spa.

  L'impegno delle strutture e delle risorse concretizzatosi in parte in operazioni di revisione e restyling, prescrittive o suggerite dall'andamento del mercato, si è focalizzato in attività progettuali, informative, formative e di affiancamento alle filiali.

  Particolare attenzione è stata rivolta all'area dei crediti speciali e al mondo delle Associazioni e dei Consorzi con :

  - il perfezionamento di un nuovo Prestito Globale di lire 145,5 miliardi con la B.E.I. (Banca Europea per gli Investimenti) che consentirà di finanziare i programmi innovativi delle Piccole Medie Imprese a condizioni assolutamente competitive e che si avvia ad avere lo stesso successo del primo di lire 67,7 miliardi, già da tempo esaurito;

  - la partecipazione ai raggruppamenti temporanei d'impresa con SANPAOLO IMI, Banco Napoli e CR Forlì (L.488/92 e L.46/82), che ci consentirà una presenza come

Banca concessionaria nell'ambito del credito agevolato, offrendo alla clientela consulenza ed assistenza complete;
- la rilettura in chiave commerciale degli accordi con le associazioni di categoria, con i Consorzi Fidi e con gli Enti Locali, con l'obiettivo di rafforzare il legame con il territorio di riferimento;
- l'intensificazione dell'interscambio con gli operatori del settore agrario (associazioni, patronati, consorzi e rivenditori) per rinsaldare la nostra solida posizione in questo comparto.

Multicanalità

Proseguendo nella strategia di sviluppo e razionalizzazione dei canali virtuali, è stato realizzato un portale dedicato al mondo delle imprese, **ioimpresa on line** che si affianca al portale Liberamente.net ed a quelli istituzionali delle singole banche, con il quale si intendono perseguire i seguenti obiettivi:

- offrire servizi di remote banking alle imprese in un contesto innovativo che favorisca un più efficace dialogo con la banca ed una maggiore fidelizzazione della clientela;
- consentire e facilitare l'accesso unificato ad un'ampia gamma di servizi bancari e non, mediante un'offerta modellata su precisi fabbisogni dell'impresa, attraverso un network di partner qualificati;
- arricchire l'offerta focalizzandosi su particolari settori e comparti e servizi personalizzati.

Ad iniziare dal 1° ottobre 2001, il servizio Home Banking nella versione B@B è fruibile, per i nuovi convenzionati, soltanto attraverso il suddetto portale.
Dalla stessa data anche le imprese clienti già utilizzatrici del BtoB (Business to Business) hanno la possibilità di accedere al portale, mantenendo l'attuale operatività bancaria sul prodotto.
I livelli di accesso sono tre: Area pubblica, Area abbonati ed Area clienti. All'interno dell'Area clienti vi sono, tra l'altro, servizi e contenuti riservati agli acquirenti dei packages "ioimpresa".
Grazie a questa nuova modalità di offerta, nelle due versioni BtoB e B@B, si prevede una forte crescita del numero degli utenti, con conseguente riduzione dei costi operativi diretti, oltre che un incremento dei ricavi da servizi connessi alla fruizione delle funzionalità presenti su "ioimpresa on line".
Nel segmento imprese si è registrata una crescita di clienti convenzionati ai servizi Home Banking BtoB e B@B, che hanno raggiunto un totale di 9.000 unità.
Nel servizio POS/PagoBANCOMAT si è registrato un consolidamento del portafoglio clienti convenzionati, stabilizzatosi in circa 8.500 unità. I volumi intermediati hanno raggiunto lire 1.300 miliardi.

Finanza d'impresa

E' proseguita in modo intenso l'operatività nella finanza d'impresa nei vari settori del private equity, delle operazioni di debito strutturato e dell'assistenza e consulenza alle imprese per operazioni di finanza straordinaria.
In particolare, riguardo gli interventi nel capitale sociale in aziende a forte innovazione e crescita sono proseguite le attività di supporto nelle società partecipate Brain Technology Spa e Welcome Italia Spa tese alla valorizzazione degli assets aziendali in una prospettiva di accesso alla Borsa valori nel medio termine; è stato, inoltre, attivato un intervento finanziario nella Edizione Design Spa (marchio Viceversa) con l'erogazione di un prestito convertibile.

Tra le più rilevanti operazioni di finanza strutturata, si segnala l'asseveramento del project financing "spazi aperti" proposto a giugno 2001 e della versione definitiva ammessa a gara di "Firenze mobilità" che costituisce uno dei principali interventi infrastrutturali su Firenze ed uno dei primi giunti alla fase esecutiva secondo la procedura prevista dalla Legge Merloni ter.
Infine, nel settore servizi di assistenza e consulenza in operazioni di finanza straordinaria, sono stati espletati due incarichi di M&A.

L'operatività con l'estero

Dopo che nell'anno 2000 l'economia toscana aveva, più delle altre Regioni italiane, colto le favorevoli opportunità che derivavano dal commercio internazionale, nel 2001 la crescita ha nuovamente rallentato, riportandosi sui livelli analoghi, se non addirittura inferiori, a quelli medi nazionali.
Va infatti considerato che, a fronte di una media nazionale del 7,8%, le esportazioni verso il mercato statunitense raggiungono nell'economia toscana quasi il 13%.
CR Firenze Spa, con il suo forte radicamento territoriale di Gruppo, ha peraltro garantito un servizio globale alla clientela incrementando l'offerta con servizi a maggior valore aggiunto.
Con l'azione determinante dei Consulenti di prodotto estero ed una approfondita conoscenza delle dinamiche connesse allo sviluppo trasfrontaliero delle imprese, siamo stati in grado di assistere, consigliare e supportare le scelte imprenditoriali di una clientela sempre più indirizzata ad un progressivo processo di integrazione internazionale, riuscendo ad incrementare i flussi mercantili di oltre il 12%, in netta controtendenza con la congiuntura non favorevole che il commercio estero sta attraversando.
A fronte di una crescita su base nazionale dell'export/import per l'anno 2001 che dovrebbe confermarsi tra il 4% ed il 5%, Banca CR Firenze ha portato la sua quota di mercato regionale nel settore dall'11% al 13%, con un apprezzabile incremento delle relative commissioni.
Nel 2001 sono stati stipulati accordi di cooperazione con banche internazionali che hanno contribuito ad incrementare i flussi commerciali a noi diretti.
I finanziamenti in valuta, pur essendo depurati completamente degli anticipi denominati nelle valute "IN" presentano alla fine dell'anno un saldo puntuale di oltre 412 miliardi di lire.

L'attività di ricerca e sviluppo e gli interventi organizzativi

Nel contesto del miglioramento del sistema informatico a supporto delle innovazioni gestionali e commerciali, sono stati oggetto di costante attenzione il livello di sicurezza, la continuità del servizio ed il contenimento del rischio informatico, razionalizzando l'amministrazione dei sistemi informatici stessi, accentrando la gestione dei sistemi di controllo e disciplinando i processi ICT.
Coerentemente con le strategie commerciali (Banca Multicanale Integrata) è stato definito il software di architettura che consentirà al cliente di avere una visione integrata dei suoi rapporti con la banca sui diversi canali distributivi.
A supporto della rete di vendita si è conclusa la sostituzione della strumentazione di filiale su tutte le banche del Gruppo; questo innalzamento del livello delle prestazioni della rete di telecomunicazione ha consentito l'estensione alle Filiali dei nuovi servizi di rete (posta elettronica, accessi Intranet, etc.).

Il principale sforzo progettuale del decorso anno è stato rivolto all'avvento dell'€uro; l'operatività completa è stata garantita dai primi giorni e l'impatto sulla struttura e sulla clientela non ha fatto registrare particolari problemi, con limitate e temporanee disfunzionalità, "fisiologiche" per un progetto di tale portata e inferiori a quelle della media del sistema.
Altri settori nei quali il 2001 ha visto concludersi importanti innovazioni ed iniziare nuovi processi di miglioramento sono stati:

- la banca multicanale integrata, a cui si fa cenno anche nella prima parte della presente relazione, dedicata ai prodotti e servizi, nell'ambito della quale sono state rese operative la nuova scheda cliente integrata, la nuova strumentazione per il Call Centre, le nuove segmentazioni Privati e Imprese, i supporti per i promotori finanziari;
- il Front Office Finanza, avviato nel mese di luglio, che ha consentito di raggiungere importanti traguardi in termini di controllo dei rischi e gestione della liquidità;
- l'estensione della procedura del controllo di gestione alle banche del Gruppo rendendo possibile a tutte un adeguato controllo della redditività cliente/filiale.

E' stata inoltre attuata la completa acquisizione del sistema informativo dell'incorporato Credito Fondiario Toscano Spa i cui dati, a fine novembre 2001, erano tutti riportati nel sistema CR Firenze Spa.
Nel corso del 2001 sono proseguite le attività volte a razionalizzare la spesa informatica. In particolare, è stato adottato un nuovo modello per il ruolo dei principali fornitori (Infogroup, Getronics, Data Centro, Telecom); è stato siglato un contratto innovativo di durata triennale con la controllata Infogroup, alla quale è stata assegnata la responsabilità della manutenzione del software e della system integration. Anche con Telecom Italia è stato definito un accordo triennale per le attività di gestione della rete telefonica che prevede, oltre ad un risparmio in termini economici, anche un innalzamento dei livelli di servizio e l'adozione di tecnologie a banda larga.

L'attivazione delle descritte iniziative in ambito commerciale e degli interventi di efficientamento complessivo dei sistemi informativi hanno comportato un significativo sforzo anche sotto il profilo prettamente organizzativo.
Oltre ai due progetti di rilevanza strategica che hanno caratterizzato l'esercizio 2001, ossia la gestione complessiva dell'€uro Change Over per il Gruppo e le attività correlate alla incorporazione del Credito Fondiario Toscano Spa, altri importanti interventi organizzativi hanno interessato i seguenti settori.

Area Commerciale
Canale Tradizionale (Filiali): sulla rete di vendita si sono svolte attività di efficientamento dei processi operativi di Back Office e di Front Office, sulla base di indagini conoscitive svolte con il coinvolgimento del personale direttivo ed operativo delle strutture periferiche.
E' stato fatto evolvere il sistema informativo di Rete, con recupero di efficienza operativa e di costi ed eliminando apparecchiature obsolete (Lettori Microfiches, Microfilmatrici). Si è contestualmente provveduto ad un adeguamento dei processi e degli strumenti operativi alla gestione dell' €uro Changeover.
Sono stati censiti e descritti ed è stata creata una base dati per i processi operativi di impatto sulla rete di vendita.
Tutte le attività hanno riguardato sia CR Firenze Spa che le altre Banche del Gruppo.
Nel corso del 2001 è stata portata a termine l'attività di riorganizzazione dell'assetto distributivo della rete di vendita; sono stati revisionati i portafogli clientela per renderli

coerenti con i nuovi criteri di segmentazione dei mercati privati e imprese e sono state rese operative nuove figure professionali, così suddivise per aree territoriali e per settore:

GESTORI	FIRENZE	TOSCANA EST	TOSCANA OVEST	TOSCANA NORD	TOSCANA SUD	ROMA	TOTALE
Affluent	74	21	30	28	16	1	**170**
Retail	119	83	81	71	72	2	**428**
Small Business	98	80	83	87	72	0	**420**
Corporate	15	19	46	44	11	2	**137**
TOTALE	306	203	240	230	171	5	**1.155**

Le linee guida di questo progetto sono state:

- l'aumento nella rete di vendita del numero delle risorse "commerciali" e del loro livello di specializzazione;
- il differente metodo di proporsi al cliente sulla base delle sue effettive esigenze di servizi;
- l'introduzione di nuove metodologie e strumenti di gestione per aumentare l'efficacia commerciale;
- la creazione di nuovi processi di coordinamento per supportare il diverso approccio commerciale.

Sempre nell'ambito di questo progetto sono state previste nuove competenze specialistiche direttamente collocate nella rete di vendita; sono stati introdotti nelle aree territoriali nuove figure professionali, i "consulenti di prodotto", specializzati in cinque ambiti di competenza: banca virtuale, estero, finanziamenti alle imprese, investimenti privati e investimenti imprese.
Nel corso dell'esercizio è stato avviato il "Progetto Redditività Filiali" che, partendo da una dettagliata analisi effettuata assumendo come indicatori principali le masse intermediate per addetto ed il margine d'intermediazione per addetto, si pone l'obiettivo di cogliere un miglioramento crescente degli indici di produttività e redditività delle singole filiali.
Canali alternativi (Banca Telefonica, Internet, GSM/WAP, Promotori Finanziari): sui canali alternativi sono stati rivisti, contestualmente agli strumenti, i processi gestionali riguardanti la banca telefonica (con l'ottica di evoluzione verso un concetto più ampio di centro servizi multicanale di Gruppo) ed Internet (in particolare con lo sviluppo di un portale imprese ed un portale privati per i clienti di tutte le Banche del Gruppo). Si sono definite ed attivate le strutture, i processi e modalità gestionali del canale Promotori Finanziari (LiberaMente Network).

Area Incassi e Pagamenti
Accentramento/Esternalizzazione Lavorazioni di Back Office di Gruppo: nel corso dell'anno sono state affrontate le seguenti Aree:

- Area Estero Merci: è stata realizzata l'analisi costi/benefici e la selezione del fornitore per il Gruppo; è stata avviata in sperimentazione l'esternalizzazione per CR Pistoia, CR Civitavecchia e CR Orvieto da novembre 2001; per CR Firenze è stato avviato l'affiancamento con l'obiettivo di realizzare l'esternalizzazione entro il 2002;
- Area Titoli: è stata realizzata l'analisi costi/benefici e la selezione del fornitore per il Gruppo; è stato avviato l'affiancamento con l'obiettivo di realizzare l'esternalizzazione per il Gruppo entro il 2002;

- Area Ricerche per AA.GG./Gestione Archivi Filiali: è stata realizzata l'analisi costi/benefici ed è stato individuato il fornitore per CR Firenze; è stata realizzata l'esternalizzazione per CR Firenze da novembre 2001;
- Area Back Office Filiali: è stata realizzata l'analisi costi/benefici ed è stato individuato il fornitore; è stato realizzato l'accentramento per CR Pistoia da Dicembre 2001; è stato avviato l'affiancamento per CR Civitavecchia e CR Orvieto con l'obiettivo di realizzare accentramento/esternalizzazione entro febbraio 2002
- Area Portafoglio, Carte, Utenze: è stata realizzata l'analisi costi/benefici ed è stato individuato il fornitore; è stato avviato l'affiancamento con l'obiettivo di realizzare l'esternalizzazione entro febbraio 2002.

Area Finanza

Risparmio gestito collettivo: avvio collocamento fondo comune di diritto estero "Giottolux": realizzazione dell'infrastruttura applicativa e definizione dei processi operativi per il collocamento dei comparti del fondo Giottolux nel Gruppo CR Firenze e per l'assolvimento delle funzioni di banca corrispondente.

Prodotti previdenziali: (fondo pensione aperto CRF): definizione dei processi operativi interni ed esternalizzati, adeguamento degli strumenti informatici di supporto per il collocamento del fondo pensione aperto della "CRF Previdenza".

Front Office Finanza: realizzazione di una piattaforma informatica per la gestione accentrata delle posizioni di proprietà, il monitoraggio complessivo dei flussi finanziari in entrata ed in uscita, il presidio dei rischi operativi complessivi.

Risparmio gestito individuale: definizione dei processi operativi e attivazione degli idonei supporti informatici per la gestione portafogli di investimento in delega.

Area Governo e Controllo

ALM (Asset Liability Management) Dinamica: supporto all'attivazione dell'applicazione che permette di gestire l'ALM dinamica, opportunamente parametrizzata ed alimentata al fine di supportare la simulazione degli scenari di budget.

Centrale Rischi d'Importo Contenuto (CRIC): l'avvio del Servizio Centralizzato di rilevazione dei rischi creditizi di importo contenuto (gestito dalla SIA), attività prescrittiva che ha interessato tutte le banche del Gruppo.

Centrale Rischi di Gruppo: avvio della procedura Centrale Rischi di Gruppo che ha consentito di allargare la base informativa inerente il rischio creditizio a tutte alle principali Aziende del Gruppo.

Nuovo sistema di Budgeting per la Rete di Vendita: supporto all'attivazione del nuovo sistema di budgeting, completamente in ambiente WEB che rappresenta, per le principali aziende del Gruppo CR Firenze, un efficace ed efficiente strumento per la definizione del Budget della Rete di Vendita, ponendo le basi per il successivo processo di monitoraggio, analisi e reporting.

Area Credito:

Crif – Gestione Integrata Clientela Privata: supporto alla realizzazione di un sistema integrato per la gestione commerciale e creditizia della clientela privata con l'introduzione di score di credito, score di attrition, score di potenzialità e score di propensione.

Segmentazione Clientela: realizzazione della nuova segmentazione della clientela.

Risk management

L'attività di Risk Management ha registrato nel 2001 un processo di consolidamento in vista dell'evoluzione necessaria per adeguare la strumentazioni ed i processi gestionali ai dettami previsti dal nuovo accordo di Basilea sull'adeguatezza patrimoniale.
Sono state effettuate le analisi di esposizione ai rischi finanziari e creditizi in ottemperanza a quanto previsto dai regolamenti aziendali specifici.
Il rischio strutturale derivante dal mismatching di riprezzamento tra le poste attive e quelle passive è sempre risultato nei limiti previsti dal regolamento aziendale specifico. Nonostante i forti impatti negativi sui mercati finanziari derivanti dai tragici fatti dell'11 settembre, il riflesso degli stessi per Banca CR Firenze è risultato abbastanza contenuto. In effetti, già dall'inizio del mese di agosto era stata avviata una manovra di contenimento della rischiosità complessiva del portafoglio titoli, soprattutto nella componente azionaria, con l'introduzione di un massimale VAR più contenuto rispetto a quello consentito dai regolamenti interni, che ha permesso di ridurre gli impatti negativi provocati dai ribassi azionari. Nell'ambito del portafoglio crediti, si è provveduto ad effettuare analisi di valutazione di redditività corretta per il rischio dell'area credito, al fine di definire le politiche creditizie per il 2002 nell'ottica della creazione di valore per gli azionisti.
Il processo di monitoraggio dei rischi si è quindi sviluppato nel rispetto delle normative di vigilanza, e nel rispetto delle regole di sana e prudente gestione.

I servizi di tesoreria, di cassa e concessioni

A seguito delle scadenze, conferme e nuove acquisizioni avvenute nel corso dell'esercizio in esame, il numero dei servizi di tesoreria e cassa gestiti dalla Banca al 31.12.2001 è di 376, a fronte di 401 al 31.12.2000, così suddivisi:

ENTI	
Amministrazioni locali	52
Aziende sanitarie locali	4
Aziende ospedaliere	2
Aziende municipali ed Enti Autonomi	11
Istituti d'istruzione	94
Consorzi	93
Enti morali ed altri	120
Totali	**376**

Per quanto riguarda il servizio di riscossione tributi, i ricavi si sono attestati a 55,4 miliardi di lire (contro i 47,7 miliardi dell'esercizio precedente), comprensivi di circa 26 miliardi di lire di "clausola di salvaguardia" riconosciuta per l'intero anno 2001; per quanto attiene i costi il consuntivo mostra 46,7 miliardi di lire (contro 47,3 miliardi dell'esercizio precedente), con una significativa riduzione dei costi del personale che si attestano a 26,9 miliardi di lire (contro 32,3 dell'esercizio precedente).
E' stata completata la fase di installazione ed avvio in produzione della nuova infrastruttura software per la riscossione tributi, a cui ha fatto riscontro la riorganizzazione degli Uffici del Recupero Crediti centrale, della gestione dei flussi operativi, della contabilità e rendicontazione con i singoli Enti.

Sono state realizzate alcune parti del nuovo sistema informativo per la fiscalità locale completando i test relativi ai nuovi servizi con i Comuni di Scandicci e Sesto Fiorentino, con i quali sono stati stipulati specifici accordi di collaborazione.
E' stato completato il progetto mirante al conferimento di ramo d'azienda alla nuova società CERIT Spa, interamente posseduta dalla Cassa, e la cessione, dal 1° gennaio 2002, del rapporto concessionario per le province di Firenze e Massa.

L'attività di comunicazione

L'attività di comunicazione istituzionale, intesa nella sua accezione più ampia di media relations, pubblicità e pubbliche relazioni si è orientata anche per il 2001 al rafforzamento ed alla promozione dell'immagine della banca sia nel territorio di riferimento in cui è già fortemente radicata, che nelle aree del Centro-Nord (Modena e Mantova), dove di recente si è registrata la progressiva espansione del Gruppo.
Durante il 2001 la comunicazione ha svolto un ruolo significativo, soprattutto sotto il profilo dell'informazione, nella fase di change-over legato all'introduzione dell'€uro. La campagna di informazione è stata attivata già dai primi mesi dell'anno quando sono stati predisposti idonei strumenti per attivare "advertising", "press campaign" specifiche dirette parte alla clientela privata, parte a quella imprese. Sono stati organizzati, anche in collaborazione le associazioni di categoria, incontri e seminari finalizzati alla diffusione di informazioni relative ai tempi ed alle modalità di introduzione dell'€uro ed al chiarimento delle problematiche tecnico-operative che la nuova moneta avrebbe potuto comportare.
In occasione delle feste natalizie è stata promossa l'iniziativa "Natale blu", volta a rafforzare nell'opinione pubblica cittadina l'immagine della Banca e conclusasi con un concerto in piazza al quale hanno assistito diverse centinaia di persone.
Numerose attività espositive hanno caratterizzato il 2001; particolarmente importante la mostra "Le origini del successo, il sistema moda a Firenze", allestita nella sede di Firenze, ha rappresentato un omaggio a Giovan Battista Giorgini, padrino della prima sfilata di abiti pret-a-porter allestita a Firenze cinquant'anni fa, celebrata da Roberto Capucci con l'abito scultura ora esposto nei più importanti musei internazionali; la mostra è stata anche l'occasione per riflettere sull'evoluzione che il settore moda ha registrato nella nostra regione e l'influenza che il "made in Tuscany" ha esercitato nello styling internazionale.
Un altro significativo evento che ha coinvolto, oltre alla Soprintendenza per i beni artistici e storici di Firenze, anche l'Ente CR Firenze, la CR Mirandola e la Fondazione CR Mirandola è stata la grande mostra dedicata a "Pico della Mirandola alla corte del Magnifico" che prendendo spunto dal soggiorno di Pico a Firenze, ha celebrato, con l'esposizione di importanti opere provenienti dai musei fiorentini e dalla collezione dell'Ente CR Firenze, il legame tra Pico e Firenze. Notevole l'affluenza del pubblico, con circa 7.500 presenze in soli due mesi di mostra e lusinghiere le critiche degli studiosi.
Interessanti anche le esposizioni organizzate in occasione dell'inaugurazione dei due spazi finanziari a Roma, la prima dedicata alle più prestigiose produzioni vinicole della Toscana e la seconda sulle opere del secondo ottocento toscano messe a disposizione dall'Ente CR Firenze.
Nel campo più specifico delle sponsorizzazioni, nel 2001 sono stati confermati gli interventi a favore di società sportive come A.C. Fiorentina, Rari Nantes "Florentia" e Autodromo del Mugello ed è iniziata un'attività di collaborazione con l'Associazione Sportiva Circolo Golf dell'Ugolino; nel settore culturale contributi a favore del Teatro della Pergola, dell'Associazione Amici della Musica e del Maggio Musicale Fiorentino hanno consentito a numerosi nostri clienti di partecipare ad avvenimenti di grande rilevanza artistica.

Tra i vari interventi effettuati in collaborazione con l'Ente Cassa di Risparmio di Firenze, significativo è stato il restauro e la ricollocazione nella chiesa di S. Maria Novella della Trinità del Masaccio e del Crocifisso di Giotto.

La struttura territoriale

Anche nel 2001 è proseguito il piano di potenziamento della rete che ha portato la Banca ad avere a fine anno, con l'apertura di 6 nuovi punti di vendita, 271 sportelli (compreso lo sportello "Azienda dei Presti"), così distribuiti per provincia:

FIRENZE	129
AREZZO	34
SIENA	18
GROSSETO	16
LUCCA	15
PISA	13
PERUGIA	13
PRATO	11
MASSA CARRARA	10
LIVORNO	8
PISTOIA	2
ROMA	2

Nel 2001 si è dato corso allo start-up operativo della rete promotori finanziari: il programma sta proseguendo col reclutamento di Promotori Manager e Senior per le zone di Roma, Bologna/Modena, Pesaro e Romagna, seguendo le indicazioni derivanti dall'analisi territoriale e la conseguente scelta dei mercati di espansione.
Il 10 novembre è stato inaugurato lo spazio finanziario di Roma-Prati ed il 19 dicembre lo spazio di Roma-Corso Vittorio Emanuele che si sono aggiunti agli altri quattro punti operativi. Si prevede che entro il 2002 la rete LiberaMente Network disponga di 11 "spazi" e 50 promotori.
La rete promotori, rispetto alla tradizionale rete di vendita, dispone di un listino prodotti implementato con alcuni prodotti specifici; le partecipate Centrovita Assicurazioni Spa e Giottolux Spa stanno mettendo a punto nuovi e specifici strumenti finanziari ad ulteriore supporto dell'attività commerciale.; il listino sarà ampliato in particolare con la vendita delle principali Sicav retail.

Le risorse umane

L'organico dell'azienda è composto, al 31 dicembre 2001, di 3.699 dipendenti di cui 3.475 nel ramo credito e 224 nel ramo Concessioni e Riscossione Tributi. Questi ultimi dal 1° gennaio 2002 operano alle dipendenze della società CERIT Spa a cui, da tale data, è stata conferita, come segnalato, tutta l'attività inerente il settore.


Personale credito + concessioni
Percentuali a dicembre '01
Concessioni 6,0%
Strutture Centrali 26,8%
Canali di vendita 67,2%

In conformità al progetto di gestione programmata dei pensionamenti, anche nel 2001 è proseguita la riduzione degli organici tramite esodi incentivati, al 31 dicembre 2001, pari al 3% circa del personale. Sono state assunte nel corso dell'anno 90 unità di cui 41 provenienti dal Credito Fondiario Toscano Spa confluito in CR Firenze a seguito della fusione per incorporazione avvenuta il 1° agosto 2001.
Anche nel 2001 è stata rafforzata l'attività di comunicazione all'interno dell'azienda, rivolta particolarmente a supportare la nuova rete dei promotori e degli sviluppatori nelle aree di business privati e imprese.


ANDAMENTO DELL'ORGANICO
(Credito + Concessioni)
4.200
4.000
3.800
3.600
3.834
3.768
3.802
3.699
96
97
98
99
00
G
M
G
S
D'01
Organico totale
Organico a ruolo

Il 2001 è stato anche caratterizzato da un importante piano di comunicazione relativo all'introduzione dell'€uro ed alla realizzazione del progetto di "Analisi della motivazione e del clima organizzativo" che verrà esteso nel corso del 2002 a tutta l'azienda ed i cui risultati alimenteranno il sistema di gestione e sviluppo delle risorse umane.
Sempre intensa anche l'attività funzionale a supporto dello sviluppo professionale delle risorse umane che ha coinvolto sia il personale dei canali di vendita sia quello delle strutture centrali. Sono stati organizzati per i dipendenti di tutte le banche del Gruppo seminari interni e momenti di affiancamento presso le strutture operative della Capogruppo. Globalmente l'attività di formazione ha registrato 14.776 partecipazioni (+48,9% rispetto al 2000), con l'impiego di 16.895 giornate uomo (+13,6% rispetto all'anno precedente). I partecipanti sono stati 3.531, pari al 95,4% dell'organico attivo del personale a ruolo e mediamente sono stati erogati 4,8 giorni di formazione pro-capite.



18.000
15.000
12.000
9.000
6.000
3.000
-
16.895
14.887
3.531
3.336
Giorni uomo di formazione 2001
Giorni uomo di formazione 2000
Risorse coinvolte 2001
Risorse coinvolte 2000

E' stata avviata un'attività di suddivisione della popolazione aziendale in Famiglie Professionali; all'interno di queste ultime è in corso un'attività di definizione censimento dei ruoli professionali delle strutture centrali al fine di completare in tal senso l'intera Azienda (i ruoli della rete di vendita sono già stati individuati in coerenza con il nuovo modello distributivo). Famiglie e ruoli professionali, strettamente connessi con il censimento delle competenze e degli skill professionali, sono il presupposto per un utilizzo mirato dei sistemi di gestione e sviluppo delle risorse, in una logica di sentieri di sviluppo professionale, coerentemente con i fabbisogni aziendali, sia quantitativi, sia qualitativi.
Completate le fasi di avvio del Progetto Censimento delle Competenze tra la fine del 2000 e il primo trimestre del 2001, la restante parte dell'esercizio è stata destinata alla prosecuzione dei lavori. Le attività di distribuzione di questionari ed esercitazioni, l'elaborazione dei dati e la conduzione dei colloqui individuali di feed-back da parte della società HayGroup sono state costantemente supportate e monitorate dal gruppo di lavoro della Cassa, che ha curato, tra l'altro, il planning e l'organizzazione dell'intero intervento.
L'impegno progettuale ha visto il coinvolgimento, fino alla prima decade di dicembre, di circa 3.000 persone nel processo di rilevazione che, sommate a quelle censite in fase di

avvio progettuale nel precedente esercizio, raggiungono la quasi totalità del personale aziendale.
In questo senso si può affermare che il censimento è stato virtualmente completato in anticipo rispetto alle scadenze previste (febbraio 2002), salvo alcune risorse che saranno coinvolte nel corso dei primi mesi del 2002.

Il patrimonio immobiliare

Anche nel 2001 è proseguita la dismissione di immobili ad uso non funzionale, che si è concretizzata con la vendita di 69 unità per un valore complessivo di 45,9 miliardi di lire ed il realizzo di una plusvalenza netta di 15,6 miliardi di lire.
In attuazione delle previsione della Legge 342 del 21.11.2000, integrata dal D.M. 162 del 13.04.01 è stata effettuata una rivalutazione del patrimonio immobiliare a destinazione strumentale per lire 117 miliardi. Detto intervento è stato eseguito anche in vista di un più ampio progetto di riposizionamento degli assetti immobiliari della sede centrale, nel cui ambito sono previste dismissioni a valori di mercato di immobili, tra quelli rivalutati, per un consistente importo.
L'operazione ha generato la costituzione di nuove riserve di rivalutazione per lire 94.850.776.011, al netto dell'imposta sull'intervento rivalutativo, che costituiranno la base per l'aumento di capitale gratuito di € 0,05 per azione proposta all'Assemblea dei Soci.
Il valore del patrimonio immobiliare al 31.12.2001 è complessivamente di 476 miliardi di lire, di cui 370 utilizzati per l'attività bancaria.

Altre informazioni

Il rating

Questi i rating assegnati alla Banca da Fitch e Moody's:

Agenzie di rating	Debito a breve termine	Debito a lungo termine
Fitch	F1	A-
Moody's	P1	A2

Si segnala che l'Agenzia Fitch alla fine dello scorso esercizio ha ridotto di un noch il rating sul debito a lungo termine (da "A" ad "A-"), mentre il giudizio di Moody's è tuttora invariato.
Tale riduzione è stata motivata da parte di Fitch come conseguenza della migliorata efficienza patrimoniale che ha determinato il nostro livello di total capital ratio consolidato all'8,3% circa ed al 5,9% per quanto concerne il Tier 1 ratio, valori peraltro superiori ai livelli minimi stabiliti dal Comitato di Basilea, rispettivamente pari all'8% ed al 4%. Pur essendo ciò effetto di una migliore allocazione dei mezzi patrimoniali, l'Agenzia Fitch dichiara di ritenere preferibili livelli di patrimonializzazione più elevati soprattutto in relazione all'andamento del contesto economico generale.

L'andamento del titolo

Il titolo Banca CR Firenze ha chiuso il 2001 ad un valore di € 1,151 (€ 1,238 un anno prima). Peraltro, in un mercato fortemente deteriorato la performance dall'inizio dell'anno (-7%) è risultata nettamente migliore sia dell'indice generale (MIB - 25,1%) che dell'indice di settore (MIB banche - 31,2%). Dal collocamento (Luglio 2000) la crescita è stata del 9,8%. Il valore minimo (€ 0,976) è stato toccato in concomitanza con l'attentato terroristico di New York (12 Settembre) mentre quello massimo (€ 1,25) il 13 Luglio 2001.
Mediamente sono state scambiate 340.000 azioni al giorno ma nel solo mese di dicembre gli scambi medi giornalieri (589.000 azioni) sono stati superiori di oltre il 70% alla media annuale. Il numero massimo di azioni negoziate in un solo giorno - n. 1.812.000 - è stato raggiunto il 22 ottobre.


120
110
100
90
80
70
60
50
Banca CR FIRENZE
MIB BANCARIO
MIB STORICO
J A S O N D J F M A M J J A S O N D
2001

Il descritto andamento del titolo rispecchia le scelte strategiche ed operative del Gruppo e la loro comunicazione in corso d'anno tra gli operatori del mercato.
Nel mese di Aprile, anche a seguito di incontri con gli analisti di Milano e Londra, si è generato un flusso di acquisti compresi tra € 1,20 e 1,25 che ha permesso di superare con successo una fase molto critica di mercato. A novembre 2001 la casa americana di investimenti Fidelity Investment Services comunicava a Consob di avere una partecipazione nella Banca superiore al due per cento (2,009%).
A Settembre, in coincidenza con l'attentato terroristico di New York, il titolo ha perso molto del suo valore toccando il minimo storico a € 0,976. La più importante operazione dell'anno, l'acquisizione di un'ulteriore quota in Findomestic Banca, finalizzata proprio in quei giorni, è stata quindi illustrata al mercato solo successivamente, nei mesi di Novembre e Dicembre. L'elevato gradimento di tale intervento, unito ai buoni risultati operativi, è ben rappresentato dalla forte crescita del corso del titolo, peraltro proseguita nei primi mesi del 2002 fino a toccare quota € 1,40.

La composizione dell'azionariato

L'azionariato della Cassa presentava a fine esercizio, in base alla informazioni disponibili alla Società, la seguente composizione:

Socio	Numero azioni	Capitale in lire	Capitale in €uro dal 01/01/2002	%
Ente CR Firenze	454.026.608	454.026.608.000	236.093.836,160	41,799
SANPAOLO IMI Spa	203.409.515	203.409.515.000	105.772.947,800	18,726
BNP PARIBAS SA	74.468.217	74.468.217.000	38.723.472,840	6,856
Fondazione CR PT	42.050.703	42.050.703.000	21.866.365,560	3,871
CR Ravenna Spa	6.000.000	6.000.000.000	3.120.000,000	0,552
Cardine Banca Spa	8.766.953	8.766.953.000	4.558.815,560	0,807
Banca Carige Spa	8.766.953	8.766.953.000	4.558.815,560	0,807
Altri	288.747.444	288.747.444.000	150.148.670,880	26,582
Totale	**1.086.236.393**	**1.086.236.393.000**	**564.842.924,36**	**100**

*Azioni dal valore nominale unitario di Euro 0,52 (precedente lire 1.000) post conversione, con utilizzo di riserve per lire 7.452.016.151 per arrotondamento (D. Lgs. n. 213/98)


Ente CR Firenze
41.8%
Altri
26.6%
Sanpaolo IMI
18.7%
BNP Paribas
6.9%
Fondazione CR PT
3.9%
CR Ravenna
0.6%
Cardine Banca
0.8%
Banca Carige
0.8%

Partecipazioni detenute da Amministratori, Sindaci e Direttori generali

Cognome e nome	Modalità del possesso	Titolo del possesso	Numero di azioni acquistate nel 2001	Numero di azioni vendute nel 2001	Numero di azioni possedute al 31.12.2001
Antinori Piero			-	-	-
Benedetti Aureliano			-	-	-
Busi Giampiero			-	-	-
Caleffi Franco			-	-	-
Campaioli Paolo	Diretto	Proprietà	32.875	-	40.375
Clamon Jean			-	-	-
Corsi Francesco	Diretto	Proprietà	125	-	2.625
Ferrgamo Ferruccio			-	-	-
Fiori Vieri			-	-	-
Folonari Ambrogio			-	-	-
Ginori Lisci Lionardo			-	-	-
Mancini Francesco	Diretto	Proprietà	-	-	2.500
Marzili Pier Giovanni	Diretto	Proprietà	-	-	50.000
Mattera Massimo			-	-	-
Morbidelli Giuseppe			-	-	-
Moscatelli Lino	Diretto	Proprietà	48.625	-	61.525
Paci Ivano			-	-	-
Poggiolini Foscolo			-	-	-
Rogantini Picco Giuseppe			250	-	5.250
Sacconi Marco			-	-	-
Spadafora Giuseppe			-	-	-

Informazioni sul piano di "stock granting" e "stock option"

Dopo la prima assegnazione gratuita di n. 400 azioni ordinarie per ciascun dipendente deliberata dall'Assemblea del 27 marzo 2000, anche la seconda fase del piano di "stock granting", deliberata dal Consiglio di Amministrazione in data 26 marzo 2001 è stata portata a termine con assegnazione gratuita di n. 500 azioni per ogni dipendente per un totale di n. 1.879.000 azioni ordinarie di nuove emissione, per cui residuano ad oggi n. 2.581.800 azioni assegnabili gratuitamente dal Consiglio di Amministrazione fino al 27 marzo 2005, in base alla delega attribuita dall'Assemblea del 27 marzo 2000.
Fino alla data dell'Assemblea il Consiglio di Amministrazione non ha stabilito ulteriori assegnazioni.
Per quanto riguarda il piano di "stock option" per un totale di n. 10 milioni di azioni, approvato anch'esso dall'Assemblea del 27 marzo 2000, il Consiglio di Amministrazione in data 16 ottobre 2000 ha approvato una prima tranche di assegnazione di diritti di

opzione non negoziabili riservata a Dirigenti della CR Firenze e delle Banche del Gruppo, con conseguente aumento di capitale a pagamento fino ad un totale di 4 milioni di azioni, da esercitarsi a partire dal 16 ottobre 2003 e fino al 16 ottobre 2006, anche in più soluzioni.

Gli organi amministrativi e di direzione

Raccogliendo le raccomandazioni contenute nel codice di autodisciplina delle società quotate da Borsa Italiana, lo Statuto Sociale riconosce al Consiglio di Amministrazione un ruolo centrale nella gestione dell'azienda. Ai sensi degli artt. 12 e 14 dello Statuto Sociale stesso, il Consiglio di Amministrazione nomina tra i suoi membri il Comitato Esecutivo determinandone il numero dei componenti, le deleghe, la durata, le funzioni ed i poteri, salvo quelli riservati per legge o per Statuto al Consiglio stesso. E' prevista anche l'attribuzione, per determinati atti o per singoli negozi o per determinati comparti della conduzione aziendale, di deleghe a singoli amministratori. Nell'art. 12 è prevista altresì la nomina di un Direttore Generale ed eventualmente di uno o più Vice Direttori Generali.

Fatti di rilievo avvenuti dopo la chiusura dell'esercizio

A seguito della deliberazione adottata in data 15 ottobre 2001 dal Consiglio di Amministrazione in attuazione del D.Lgs. 15 giugno 1999 n. 206, dal primo gennaio 2002 il capitale sociale è stato trasformato da lire ad Euro, per cui ciascuna azione ha assunto il valore nominale di € 0,52 ed il valore complessivo nominale è divenuto di € 564.842.924,36.
Dalla stessa data l'intera contabilità ed operatività della Società viene espressa in Euro.
Ugualmente in data primo gennaio 2002, come già accennato in altre parti della presente relazione, è stato formalizzato il conferimento del ramo di azienda relativo all'attività di riscossione tributi alla Società di nuova costituzione Centro Riscossione Tributi CERIT Spa, posseduta al 100% dalla CR Firenze Spa con trasferimento del rapporto concessionario per le provincie di Firenze e Massa.
I 224 dipendenti addetti al settore in questione presso la Banca sono passati ai ruoli della nuova Società.
Attraverso questa operazione Banca CR Firenze Spa si prefigge anche lo scopo di impostare la gestione del comparto secondo criteri di maggiore efficienza complessiva e maggiore incisività commerciale nei vari ambiti di possibile intervento.
In data 28 febbraio sono state acquistate dal Gruppo Banca Popolare di Lodi le quote azionarie dallo stesso possedute in CFT Finanziaria Spa (26,41%) ed in Centro Leasing Spa (11,6%) a valori sostanzialmente in linea con il patrimonio netto contabile delle due Società.

Relazione sulla gestione

L'evoluzione prevedibile della gestione

Per il 2002 il quadro macroeconomico dell'economia italiana presenta elementi che inducono a ritenere possibile una ripresa, in accelerazione nel secondo semestre, favorita dalle politiche economiche e dalla domanda interna.
In questo contesto, le importazioni sono previste in crescita in misura superiore alle esportazioni, che peraltro dovrebbero aumentare nell'ultima parte dell'anno, come pure la variazione delle scorte che dovrebbe registrare valori positivi nella seconda parte dell'anno per effetto della ripresa del ciclo economico. Anche la domanda interna, semprechè nella crisi internazionale in atto non prevalgano aspetti di ulteriori tensioni, dovrebbe riprendere negli ultimi mesi del 2002. La dinamica del reddito disponibile rimarrà positiva, seppure in rallentamento, con un trend in lieve accelerazione grazie al contributo dato dalle politiche fiscali espansive. Solo verso la fine del 2002, con la prevista ripresa dell'economia mondiale nel 2003, gli investimenti dovrebbero tornare a crescere.
La crescita dei prestiti bancari per il 2002 dovrebbe registrare una decelerazione, tuttavia, a partire dalla seconda metà dell'anno, è prevista una leggera ripresa tale da determinare un recupero della domanda di credito sia a breve che a medio lungo termine. Dopo la riduzione delle sofferenze lorde, connessa anche ad operazioni di cartolarizzazione dell'ultimo biennio, la variazione annua tornerà positiva.
Sul lato della raccolta, nel primo semestre del 2002 la crescita dei depositi in conto corrente si manterrà elevata per poi attenuarsi nella seconda metà dell'anno, con l'aumento dei tassi di mercato ed il manifestarsi dei primi segnali di ripresa. Per le obbligazioni è prevista una crescita più elevata ma in tendenziale decelerazione. Il ritmo di crescita dei pronti contro termine, molto sostenuto negli ultimi due anni, dovrebbe rallentare in misura significativa.
Il mercato del risparmio gestito, cresciuto solo dell'1,4% nel 2001, dovrebbe evidenziare una nuova fase di espansione, tornando su tassi di crescita intorno al dieci per cento, con una dinamica particolarmente favorevole per fondi e gestioni patrimoniali in fondi. Anche per la raccolta assicurativa è previsto un trend in accelerazione.
Circa l'andamento dei tassi le previsioni fanno ritenere possibile una stabilità dei tassi passivi per il primo semestre ed una leggera ripresa, probabilmente più accentuata per le obbligazioni, nella seconda parte dell'anno. Per i tassi attivi è prevista una flessione nel primo semestre ed una ripresa nel secondo.
Gli obiettivi della Banca puntano peraltro ad un incremento delle masse intermediate con un ulteriore incremento del risparmio gestito, con particolare sviluppo della componente Fondi.
Circa gli impieghi economici alla clientela si prevede un positivo sviluppo delle forme tecniche a medio lungo termine.
Il nuovo assetto societario che ha visto lo scorporo del ramo d'azienda relativo alle "Concessioni", determina un mutamento sul margine di intermediazione che non recepisce più direttamente l'attività del comparto. Tuttavia, confrontando dati previsionali con dati di consuntivo rettificati per lo scorporo del suddetto Ramo d'Azienda, il risultato si mantiene positivo, grazie anche all'andamento delle commissioni di cui si prevede una effettiva crescita.

Gli ulteriori segnali che confermano una moderata ripresa economica ci consentono di ritenere che, in assenza di fatti straordinari di mercato avverso, l'azienda possa proseguire nel cammino di miglioramento dei risultati a salvaguardia di un adeguato livello di redditività.

Relazione sulla gestione

Proposta di approvazione del bilancio e di destinazione dell'utile da ripartire

Signori azionisti,

prima di passare alla proposta di approvazione del bilancio e ripartizione dell'utile d'esercizio, Vi ricordiamo che nell'adunanza del 15 ottobre 2001 il Consiglio di Amministrazione ha deliberato di convertire il Capitale Sociale in €uro, con effetto 1° gennaio 2002, tramite la procedura semplificata prevista dall'art. 17 del decreto Legislativo n. 213/1998, modificato dall'art. 2 del Decreto Legislativo n. 206/1999; di conseguenza, il valore nominale unitario delle azioni della nostra società, pari a lire 1.000 e corrispondente ad €uro 0,516456, è stato matematicamente arrotondato ad €uro 0,52 ed incrementato a lire 1.006,8604, comportando un aumento gratuito del Capitale Sociale pari a lire 7.452.016.151, effettuato utilizzando le Riserve di Rivalutazione e le Altre Riserve per importi rispettivamente pari a lire 5.523.732.027 ed a lire 1.928.284.124. Il Capitale Sociale al 1° gennaio 2002 risulta pertanto formato da n. 1.086.236.393 azioni, aventi un valore nominale complessivo pari a lire 1.093.688.409.151, corrispondente, quindi ad €uro 564.842.924,36.

Si ricorda inoltre che al punto 1 dell'ordine del giorno dell'Assemblea Straordinaria viene proposto di aumentare gratuitamente il Capitale Sociale per €uro 54.311.819,65, corrispondenti a lire 105.162.347.033, per portare da €uro 0,52 ad €uro 0,57 il valore nominale unitario delle azioni, tramite l'utilizzo integrale dei Sovrapprezzi di Emissione e delle Riserve di Rivalutazione nonché di parte delle Altre Riserve.

Tutto ciò premesso Vi invitiamo pertanto ad approvare il bilancio al 31 dicembre 2001, costituito dallo stato patrimoniale, dal conto economico, dalla nota integrativa e corredato dalla relazione sulla gestione, così come presentati dal Consiglio di Amministrazione con gli accantonamenti e gli stanziamenti apportati, proponendoVi la seguente ripartizione dell'utile netto di lire 164.425.381.039 (pari ad €uro 84.918.622,42):

	In lire	In €uro
• Alla riserva legale, per raggiungere 1/5 del capitale sociale, come previsto dall'articolo 21 lettera a) dello Statuto, tenendo anche conto dei futuri aumenti di capitale sociale previsti per l'eventuale integrale assegnazione di 4.000.000 di azioni prevista dal piano di "stock option", nonché per portare da €uro 0,52 ad €uro 0,57 il valore nominale delle azioni, così come proposto dal punto 1 dell'ordine del giorno dell'Assemblea Straordinaria	26.687.475.800	13.782.931,00
• Alla speciale riserva costituita ai sensi degli articoli 22 e 23 del Decreto Legislativo 17 maggio 1999 n. 153 (Legge "Ciampi") per fruire, qualora dovesse risultare ancora possibile, dell'importo massimo dell'agevolazione, che prevede la riduzione di aliquota IRPEG dal 36% al 12,5%	24.721.045.088	12.767.354,29
• Ai titolari delle azioni, in ragione di €uro 0,052 per ogni azione posseduta, per un importo pari al 10% del capitale sociale esistente al 31 dicembre 2001 (dopo la conversione delle azioni da lire 1.000 ad €uro 0,52)	109.368.840.915	56.484.292,43
• Alle altre riserve (articolo 21 lettera b) dello Statuto)	1.897.479.112	979.966,18
• A disposizione dell'Assemblea per essere erogati per gli scopi determinati dalla stessa (massimo 2% dell'utile netto, ai sensi dell'articolo 21 lettera c) dello Statuto)	1.750.540.124	904.078,52

Si fa inoltre presente che in seguito all'incorporazione del Credito Fondiario Toscano Spa, avvenuta con effetto 1° gennaio 2001, il "Fondo a disposizione dell'Assemblea" (ex art. 21 lett. c) dello Statuto) iscritto in bilancio è stato incrementato per un importo pari a lire 402.107.394 (corrispondente ad €uro 207.761,14), relativo a fondi aventi finalità sociali costituiti dall'Assemblea della società incorporata in sede di ripartizione degli utili di esercizi precedenti; di conseguenza, essendo nel frattempo venute meno le specifiche motivazioni che avevano portato alla costituzione di tali fondi, Vi proponiamo di destinare anche il suddetto importo ad essere erogato per gli scopi che saranno da Voi determinati.

Se la proposta di approvazione del bilancio e ripartizione dell'utile d'esercizio verrà da Voi accolta, il Capitale Sociale e le Riserve alla data di approvazione del bilancio 2001 risulteranno composti come segue:

	In lire	In €uro
- Capitale Sociale	1.093.688.409.151	564.842.924,36
- Sovrapprezzi di Emissione	632.358.046	326.585,68
- Riserva Legale	240.653.090.400	124.286.948,83
- Riserva Statutaria	21.434.567.996	11.070.030,52
- Riserva Acquisto Azioni Proprie	847.001.949	437.440,00
- Riserve di Rivalutazione	94.850.776.011	48.986.337,65
- Altre Riserve	114.832.452.270	59.301.364,11
Totale Capitale Sociale e Riserve	**1.566.929.655.824**	**809.251.631,15**

Inoltre qualora venisse da Voi approvata la proposta inserita all'ordine del giorno dell'Assemblea Straordinaria che prevede di aumentare gratuitamente il Capitale Sociale di €uro 54.311.819,65, corrispondenti a lire 105.162.347.033, per portare da €uro 0,52 ad €uro 0,57 il valore nominale unitario delle azioni tramite l'utilizzo integrale dei Sovrapprezzi di Emissione e delle Riserve di Rivalutazione nonché di parte delle Altre Riserve, il Capitale Sociale e le Riserve risulteranno successivamente composti come segue:

	In lire	In €uro
- Capitale Sociale	1.198.850.756.184	619.154.744,01
- Riserva Legale	240.653.090.400	124.286.948,83
- Riserva Statutaria	21.434.567.996	11.070.030,52
- Riserva Acquisto Azioni Proprie	847.001.949	437.440,00
- Altre Riserve	105.144.239.296	54.302.467,79
Totale Capitale Sociale e Riserve	**1.566.929.655.825**	**809.251.631,15**

CASSA DI RISPARMIO DI FIRENZE S.P

BILANCIO 2001

INTRODUZIONE

Il bilancio dell'esercizio 2001 è redatto in conformità alla normativa del Decreto Legislativo 27 gennaio 1992 n. 87 ed ai successivi Provvedimenti della Banca d'Italia ed è costituito dallo stato patrimoniale, dal conto economico e dalla nota integrativa, predisposti secondo gli schemi previsti dalla normativa medesima, e risulta corredato dalla relazione degli amministratori sull'andamento della gestione.

I dati esposti nella nota integrativa sono espressi in milioni di lire, in conformità a quanto previsto dalle vigenti disposizioni.

Le voci dello stato patrimoniale e del conto economico indicano i corrispondenti dati dell'esercizio precedente.

Al bilancio sono allegati i seguenti documenti:

- conto economico riclassificato;
- prospetto delle variazioni dei conti capitale, riserve, fondo per rischi bancari generali e utile d'esercizio;
- rendiconto finanziario;
- elenco degli immobili di proprietà con evidenziati gli importi delle rivalutazioni nel tempo effettuate in base alle varie disposizioni legislative;
- elenco delle partecipazioni (voci 70 e 80 dello stato patrimoniale) e prospetto delle variazioni delle stesse avvenute nell'esercizio;
- rendiconto annuale del Fondo di Previdenza;
- rendiconto annuale del Fondo Pensione Aperto a contribuzione definita "CRF Previdenza";
- elenco delle obbligazioni convertibili.

Il suddetto bilancio verrà depositato nei termini di legge presso la sede sociale unitamente alla copia integrale degli ultimi bilanci approvati dalle società controllate e ad un eventuale prospetto riepilogativo dei dati essenziali riferiti ai progetti di bilancio per l'eserczio 2001 delle società controllate che dovessero essere sottoposti all'approvazione delle rispettive Assemblee dei soci successivamente al bilancio della Capogruppo.

Il bilancio d'esercizio viene sottoposto a revisione contabile a cura della società di revisione PricewaterhouseCoopers SpA, in esecuzione della delibera assembleare del 27 marzo 2000 che ha attribuito l'incarico alla suddetta società per il triennio 2000/2002.

Inoltre, unitamente al bilancio d'esercizio viene presentato il bilancio consolidato del Gruppo Bancario Cassa di Risparmio di Firenze, anch'esso corredato della relazione degli amministratori della Capogruppo sull'andamento della gestione, che in ottemperanza alle disposizione previste dall'articolo 77 della delibera Consob n. 11971/99 verrà altresì depositato presso la sede sociale assieme alla relazione contenente il giudizio della società di revisione ed al prospetto riepilogativo dei dati essenziali dell'ultimo bilancio delle società collegate.

Si ricorda infine che il 31 dicembre 2001 è terminata la fase transitoria di introduzione della moneta unica dell'Unione Europea; non essendo previsto in tale fase alcun obbligo di adozione della nuova valuta, la moneta di conto adottata per la redazione del bilancio d'esercizio al 31 dicembre 2001 è stata, come per il passato, la lira italiana. In ogni caso, si è ritenuto opportuno allegare al bilancio d'esercizio gli schemi di stato patrimoniale e di conto economico in Euro, senza peraltro evidenziare cifre decimali, in accordo con la normativa emanata in materia dalla Banca d'Italia e dalla Consob.

BILANCIO DELL'IMPRESA

STATO PATRIMONIALE

VOCI DELL'ATTIVO	31 dicembre 2001		31 dicembre 2000	
10 Cassa e disponibilità presso banche centrali e uffici postali		230.880.406.671		104.732.250.80
20 Titoli del Tesoro e valori assimilati ammissibili al rifinanziamento presso banche centrali		142.841.248.089		211.436.502.68
30 Crediti verso banche		2.096.746.097.845		1.842.415.349.06
(a) a vista	281.665.986.951		515.008.111.651	
(b) altri crediti	1.815.080.110.894		1.327.407.237.409	
40 Crediti verso clientela		14.263.076.122.756		13.872.751.450.34
di cui:				
- crediti con fondi di terzi in amministrazione	1.704.867.115		1.598.362.849	
50 Obbligazioni e altri titoli di debito		2.599.949.132.892		2.838.187.935.18
(a) di emittenti pubblici	2.066.999.963.637		2.221.221.935.737	
(b) di banche	328.283.510.926		445.137.681.864	
di cui:				
- titoli propri	95.205.186.550		188.130.177.040	
(c) di enti finanziari	114.352.072.621		68.964.421.006	
(d) di altri emittenti	90.313.585.708		102.863.896.577	
60 Azioni, quote e altri titoli di capitale		59.348.174.908		330.830.256.15
70 Partecipazioni		572.324.857.209		549.793.078.90
80 Partecipazioni in imprese del gruppo		1.034.214.656.212		692.334.990.99
90 Immobilizzazioni immateriali		82.167.774.759		74.041.762.30
100 Immobilizzazioni materiali		532.142.436.847		459.509.698.09
120 Azioni o quote proprie (VN 400.000.000)		847.001.949		
130 Altre attività		1.918.854.147.947		1.782.193.406.07
140 Ratei e risconti attivi		106.472.277.156		107.248.897.9
(a) ratei attivi	101.830.756.240		103.791.297.026	
(b) risconti attivi	4.641.520.916		3.457.600.913	
di cui:				
- disaggio di emissione titoli	0		114.282.551	
TOTALE DELL'ATTIVO		23.639.864.335.240		22.865.475.578.6

BILANCIO DELL'IMPRESA

STATO PATRIMONIALE

VOCI DEL PASSIVO	31 dicembre 2001		31 dicembre 2000	
10 Debiti verso banche		**3.405.786.405.525**		**2.769.936.772.335**
(a) a vista	1.745.557.976.460		790.947.260.885	
(b) a termine o con preavviso	1.660.228.429.065		1.978.989.511.450	
20 Debiti verso clientela		**10.142.105.870.654**		**10.006.509.621.722**
(a) a vista	8.972.111.558.486		8.644.865.249.431	
(b) a termine o con preavviso	1.169.994.312.168		1.361.644.372.291	
30 Debiti rappresentati da titoli		**4.892.457.029.311**		**4.771.948.079.477**
(a) obbligazioni	4.116.205.564.597		3.613.341.190.594	
(b) certificati di deposito	580.867.651.092		921.879.582.704	
(c) altri titoli	195.383.813.622		236.727.306.179	
40 Fondi di terzi in amministrazione		**7.007.843.893**		**7.646.945.827**
50 Altre passività		**1.732.036.658.701**		**2.310.116.569.809**
60 Ratei e risconti passivi		**109.608.937.280**		**144.906.579.623**
(a) ratei passivi	101.891.440.292		132.756.455.180	
(b) risconti passivi	7.717.496.988		12.150.124.443	
70 Trattamento di fine rapporto di lavoro subordinato		**202.816.184.178**		**190.308.805.221**
80 Fondi per rischi ed oneri		**429.034.205.534**		**375.934.825.232**
(a) fondi di quiescenza e per obblighi simili	212.588.128.256		216.136.765.419	
(b) fondi imposte e tasse	147.786.850.125		107.638.600.071	
(c) altri fondi	68.659.227.153		52.159.459.742	
90 Fondi rischi su crediti		**40.559.301.981**		**22.137.570.159**
100 Fondo per rischi bancari generali		**120.968.235.112**		**100.000.000.000**
110 Passività subordinate		**879.434.626.202**		**680.000.000.000**
120 Capitale		**1.086.236.393.000**		**1.065.367.273.000**
130 Sovrapprezzi di emissione		**632.358.046**		**632.358.046**
140 Riserve		**326.380.396.746**		**265.412.947.626**
(a) riserva legale	213.965.614.600		212.773.106.298	
(b) riserva per azioni o quote proprie	847.001.949		0	
(c) riserve statutarie	21.434.568.003		23.943.171.811	
(d) altre riserve	90.133.212.194		28.696.669.517	
150 Riserve di rivalutazione		**100.374.508.038**		**0**
170 Utile d'esercizio		**164.425.381.039**		**154.617.230.524**
TOTALE DEL PASSIVO		**23.639.864.335.240**		**22.865.475.578.601**

GARANZIE E IMPEGNI

VOCI	31 dicembre 2001		31 dicembre 2000	
10 Garanzie rilasciate		**955.123.516.465**		**868.677.741.823**
di cui:				
- accettazioni	22.836.467.014		39.804.773.025	
- altre garanzie	932.287.049.451		828.872.968.798	
20 Impegni		**302.733.080.917**		**705.282.943.591**

BILANCIO DELL'IMPRESA

CONTO ECONOMICO

	VOCI	31 dicembre 2001		31 dicembre 2000	
10	**Interessi attivi e proventi assimilati**		**1.172.103.062.060**		**1.029.019.667.359**
	di cui:				
	- su crediti verso clientela	979.308.863.182		780.638.391.991	
	- su titoli di debito	126.889.439.917		153.251.021.976	
20	**Interessi passivi e oneri assimilati**		**-578.180.665.027**		**-496.511.973.853**
	di cui:				
	- su debiti verso clientela	-189.336.170.417		-189.815.195.385	
	- su debiti rappresentati da titoli	-210.492.196.808		-185.709.096.894	
30	**Dividendi e altri proventi**		**99.268.263.900**		**66.968.641.331**
	(a) su azioni, quote e altri titoli di capitale	1.108.003.616		632.007.193	
	(b) su partecipazioni	47.208.460.601		35.638.162.932	
	(c) su partecipazioni in imprese del gruppo	50.951.799.683		30.698.471.206	
40	**Commissioni attive**		**400.274.722.411**		**430.720.283.030**
50	**Commissioni passive**		**-27.236.537.983**		**-34.102.388.385**
60	**Profitti (Perdite) da operazioni finanziarie**		**26.306.740.020**		**34.327.007.928**
65	**Ricavi su investimenti dei fondi di quiescenza e per obblighi simili**		**2.355.013.525**		**15.401.644.932**
70	**Altri proventi di gestione**		**145.944.228.978**		**130.396.090.662**
80	***Spese amministrative***		**-750.765.865.813**		**-732.208.147.933**
	(a) spese per il personale	-461.700.805.241		-448.936.850.229	
	di cui:				
	- salari e stipendi	-338.399.702.705		-321.864.037.238	
	- oneri sociali	-83.674.371.387		-77.177.880.602	
	- trattamento di fine rapporto	-27.868.349.494		-28.909.774.060	
	- trattamento di quiescenza e simili	-4.630.110.429		-11.255.369.812	
	(b) altre spese amministrative	-289.065.060.572		-283.271.297.704	
85	**Accantonamenti dei ricavi su investimenti dei fondi di quiescenza e per obblighi simili**		**-2.355.013.525**		**-15.401.644.932**
90	**Rettifiche di valore su immobilizzazioni immateriali e materiali**		**-84.057.121.920**		**-71.933.908.009**
100	**Accantonamenti per rischi e oneri**		**-19.209.527.073**		**-8.568.512.000**
110	**Altri oneri di gestione**		**-22.339.317.731**		**-17.764.420.243**
120	**Rettifiche di valore su crediti e accantonamenti per garanzie e impegni**		**-109.589.507.323**		**-125.880.274.273**
130	**Riprese di valore su crediti e su accantonamenti per garanzie e impegni**		**51.619.924.142**		**39.071.216.470**
140	**Accantonamenti ai fondi rischi su crediti**		**-25.455.399.716**		**-2.039.976.462**
150	**Rettifiche di valore su immobilizzazioni finanziarie**		**-3.541.929.189**		**-3.633.397.682**
160	**Riprese di valore su immobilizzazioni finanziarie**		**836.343.596**		**7.109.887.188**
170	**Utile delle attività ordinarie**		**275.977.413.332**		**244.969.795.128**
180	**Proventi straordinari**		**28.658.649.335**		**49.585.545.940**
190	**Oneri straordinari**		**-12.752.099.002**		**-25.137.753.380**
200	**Utile (Perdita) straordinario**		**15.906.550.333**		**24.447.792.560**
210	**Variazione del Fondo per Rischi Bancari Generali**		**12.327.732.112**		**0**
220	**Imposte sul reddito dell'esercizio**		**-139.786.314.738**		**-114.800.357.164**
230	**Utile d'esercizio**		**164.425.381.039**		**154.617.230.524**

NOTA INTEGRATIV

INDICE

PARTE /

CRITERI DI VALUTAZIONE

SEZIONE

L'illustrazione dei criteri di valutazione

Si precisa che ad eccezione delle metodologie applicate a partire dal 1° gennaio 2001 per la contabilizzazione e la valutazione dei titoli non immobilizzati, successivamente descritte, i criteri di valutazione risultano invariati rispetto a quelli adottati per la redazione del bilancio chiuso al 31 dicembre 2000. Relativamente al bilancio al 31 dicembre 2001 tali variazioni, in base a quanto previsto dalla normativa vigente, hanno comportato un incremento:

- delle rimanenze iniziali dei "Titoli di debito e di capitale" per circa 1,5 miliardi di lire, la cui contropartita è stata iscritta tra i proventi straordinari del conto economico;
- dei "Profitti (perdite) da operazioni finanziarie" del conto economico per circa 6,9 miliardi di lire;
- dell'utile netto per circa 5 miliardi di lire;

si fa inoltre presente che alla stessa data le minusvalenze latenti su titoli non immobilizzati, pari a circa 18,2 miliardi di lire, sono state anch'esse contabilizzate alla voce "Profitti (perdite) da operazioni finanziarie", analogamente a quanto effettuato nei precedenti esercizi.

CREDITI, GARANZIE E IMPEGNI

I crediti iscritti in bilancio, comprensivi degli interessi contrattuali e di mora maturati, sono valutati al presumibile valore di realizzo. L'iscrizione in bilancio segue i criteri di seguito esposti.

Crediti vantati nei confronti di banche:

- valore nominale per i crediti che non presentano situazioni negative in relazione alla solvibilità dei debitori italiani e stranieri;

- valore nominale, decurtato delle previsioni di perdita, calcolate in modo forfettario, per i crediti verso banche estere le quali, pur non mostrando attualmente difficoltà finanziarie, sono residenti in "paesi a rischio", così come definiti dalla normativa della Banca d'Italia.

Crediti vantati nei confronti di clientela ordinaria:

- valore nominale per i crediti “in bonis”, decurtato di previsioni di perdita forfettarie per tener conto delle perdite di valore latenti, misurate con metodologie in grado di monitorare tempestivamente l'evoluzione del rischio. In particolare, si è tenuto conto del presumibile passaggio a sofferenza nell’esercizio successivo su base storica e della percentuale media di perdita verificatasi sulle sofferenze negli ultimi anni;

- valore nominale decurtato delle previsioni di perdita analitiche per tutte quelle posizioni per le quali, esistendo obiettive situazioni di precarietà di recupero, sono state individuate e quantificate perdite in corso o che potrebbero manifestarsi in futuro. Trattasi in concreto dei crediti "in sofferenza", dei crediti per interessi verso contribuenti morosi derivanti dallo svolgimento del servizio di Concessione e Riscossione Tributi, dei crediti "incagliati", "ristrutturati" ed "in corso di ristrutturazione" nonché dei crediti verso clienti residenti in paesi terzi considerati "a rischio" (così come definiti dalla Banca d'Italia) per i quali ultimi sono state calcolate "svalutazioni forfettarie". A fronte dei crediti per interessi di mora iscritti nell’attivo in quanto ritenuti recuperabili, figurano prudenzialmente nel passivo fondi rischi di pari importo.

Garanzie e impegni

Le garanzie rilasciate e gli impegni ad erogare fondi sono iscritti per l'importo dell'impegno assunto. Sono state formulate previsioni di perdita forfettarie per i crediti di firma rilasciati a favore di residenti in paesi "a rischio", analogamente a quanto già detto in precedenza, e previsioni di perdita analitiche per quelli verso clientela residente. Le previsioni di perdita, come sopra determinate, sono scritturate in una specifica posta tra i "Fondi per rischi ed oneri per garanzie e impegni".

TITOLI E OPERAZIONI FUORI BILANCIO (diverse da quelle in valuta)

Titoli immobilizzati

I titoli immobilizzati, destinati ad essere mantenuti nel patrimonio aziendale a scopo di stabile investimento, sono valutati al costo di acquisto o di sottoscrizione rettificato dalle quote di scarto di emissione e di negoziazione maturate; tali titoli vengono svalutati in presenza di un deterioramento duraturo della situazione di solvibilità dell'emittente, nonché della capacità di rimborso del debito da parte del paese di residenza dell'emittente stesso.

La differenza positiva o negativa tra il costo di acquisto ed il valore di rimborso dei titoli immobilizzati è computata tra gli interessi di periodo, secondo un criterio di rilevazione pro-rata temporis.

In presenza di titoli emessi in Paesi terzi considerati "a rischio" (così come definiti dalla Banca d'Italia) vengono calcolate svalutazioni "forfettarie", adottando i medesimi criteri previsti per i crediti.

Titoli non immobilizzati

I titoli a reddito fisso ed i titoli azionari *quotati* in mercati organizzati vengono valutati al valore di mercato, come previsto dall'articolo 20, 1° comma, lettera b), del Decreto Legislativo n. 87/1992. L'applicazione di tale criterio di valutazione, che risulta modificato rispetto a quello adottato sino allo scorso esercizio, ha comportato il cambiamento della metodologia di contabilizzazione, passata dal "LIFO a scatti annuale" al "costo medio ponderato continuo", che consiste nello "scarico" contabile dei titoli venduti al costo medio di tutta la categoria omogenea, indipendentemente dal periodo di acquisto. Il valore di mercato dei titoli viene calcolato secondo lo stesso principio adottato dalla normativa fiscale (articolo 61 del D.P.R. 917/1986), ove per valore di mercato si intende la media aritmetica dei prezzi rilevati nei mercati di quotazione nell'ultimo mese; tutte le plusvalenze e le minusvalenze rilevate secondo tale metodologia vengono contabilizzate nella voce di conto economico "Profitti (perdite) da operazioni finanziarie".

I titoli a reddito fisso ed i titoli azionari *non quotati* vengono valutati al costo di acquisto, determinato applicando la stessa metodologia di contabilizzazione adottata per i titoli non immobilizzati quotati; il suddetto costo viene rettificato, ove necessario, per tener conto dell'andamento e delle perdite di valore, secondo il disposto dell'articolo 20, 2° comma, del Decreto Legislativo n. 87/1992, prendendo a base il valore di mercato di titoli aventi analoghe caratteristiche, negoziati in mercati italiani ed esteri.

I titoli non immobilizzati inclusi nel patrimonio di destinazione del FIP costituito ai sensi dell'articolo 2117 c.c. vengono valutati, in base a quanto deciso dal Comitato referente del FIP, al prezzo di mercato dell'ultimo giorno dell'anno, se quotati, ovvero al costo di acquisto, se non quotati.

I titoli rinvenienti da operazioni di cartolarizzazione dei crediti vengono valutati tenendo conto del grado di recuperabilità del portafoglio crediti ceduto.

In presenza di titoli emessi in Paesi terzi considerati "a rischio" (così come definiti dalla Banca d'Italia) vengono calcolate svalutazioni "forfettarie", con criteri analoghi a quelli adottati per i crediti.

I certificati di deposito bancari sono valutati al costo di acquisto.

Operazioni fuori bilancio

A fronte del minore o maggiore valore dei titoli da ricevere e da consegnare emergente dal raffronto tra i rispettivi prezzi di regolamento e di mercato, quest'ultimo determinato applicando i criteri di contabilizzazione previsti per i titoli non immobilizzati, viene iscritta una specifica posta fra le "Altre passività" ovvero tra le "Altre attività".

I contratti derivati su titoli, effettuati nell'ambito di mercati regolamentati, vengono valutati, per le operazioni di "negoziazione", al valore corrente di mercato e, nel caso di operazioni di "copertura", in modo coerente con le attività e passività coperte secondo il criterio della competenza temporale.

Per i contratti derivati relativi alla gestione del patrimonio conferito al FIP viene iscritta, in base a quanto deciso dal Comitato referente del FIP, una specifica posta tra i "Fondi per rischi ed oneri per garanzie e impegni".

PARTECIPAZIONI

Le partecipazioni sono valutate al costo di acquisto o di sottoscrizione. Le partecipazioni che presentano una perdita di valore ritenuta "durevole" sono iscritte per un valore non superiore a quello risultante dall'ultimo bilancio delle partecipate.

Il credito d'imposta sui dividendi viene rilevato al momento dell'incasso degli stessi vale a dire, di norma, nell'esercizio in cui ne è deliberata la distribuzione.

ATTIVITA', PASSIVITA' E OPERAZIONI FUORI BILANCIO IN VALUTA

Le operazioni in valuta sono contabilizzate tenendo conto della data di regolamento.

Le attività, le passività e le operazioni fuori bilancio *a pronti*, non ancora regolate, sono valutate al tasso di cambio a pronti corrente alla data di chiusura dell'esercizio. Le operazioni fuori bilancio *a termine* sono valutate al tasso di cambio a termine corrente alla data di chiusura dell'esercizio, per scadenze corrispondenti a quelle delle operazioni oggetto di valutazione. Le altre operazioni fuori bilancio, rappresentate da contratti derivati, sono valutate al valore di mercato nel caso di operazioni di "negoziazione", mentre quelle di "copertura" sono trattate in modo coerente con le attività o passività coperte.

Per quanto riguarda le attività, le passività e le operazioni fuori bilancio espresse nelle valute dei Paesi facenti parte dell'area Euro, le stesse sono convertite in base ai tassi di cambio stabiliti dalla Banca Centrale Europea.

IMMOBILIZZAZIONI MATERIALI

Gli immobili, gli impianti, i mobili ed i macchinari sono iscritti al costo di acquisto, comprensivo degli oneri accessori ed aumentato, per quanto riguarda gli immobili, delle spese incrementative. Sugli immobili sono state effettuate, nel passato nonché nell'esercizio 2001, rivalutazioni in applicazione di disposizioni di legge, come risulta dal prospetto allegato al bilancio.

Le spese di manutenzione, riparazione, ammodernamento e trasformazione aventi natura ordinaria vengono addebitate al conto economico dell'esercizio in cui vengono sostenute.

Le immobilizzazioni materiali sono iscritte in relazione alla loro residua possibilità di utilizzazione rettificando il valore contabile, come sopra ottenuto, di quote di ammortamento ritenute congrue anche in riferimento alla usura fisica ed al superamento tecnologico. Più precisamente, gli ammortamenti sono calcolati in base alle aliquote massime previste dalle disposizioni fiscali ("ordinarie" per la generalità dei cespiti ed anche "anticipate" per le macchine elettroniche EAD).

Le opere d'arte, il cui valore va progressivamente incrementandosi rispetto al costo di acquisto, non sono soggette ad ammortamento.

IMMOBILIZZAZIONI IMMATERIALI

Le spese di ristrutturazione degli immobili non di proprietà presi in locazione per essere adibiti ad uso aziendale vengono ammortizzate in base alla durata residua del contratto di locazione, considerata comunque non superiore a 5 anni in ossequio al disposto dell'art. 16, 1° comma, del Decreto Legislativo n. 87/1992.

L'avviamento viene ammortizzato in relazione alla durata della sua utilizzazione, in accordo con quanto previsto dall'articolo 16, 2° comma, del Decreto Legislativo n. 87/1992.

I costi pluriennali sono iscritti nell'attivo col consenso del Collegio Sindacale.

I costi relativi ai programmi per l'elaborazione automatica dei dati suscettibili di uso pluriennale vengono ammortizzati in relazione alla loro residua possibilità di utilizzazione.

Le riserve disponibili sono superiori al valore netto contabile dei costi pluriennali di cui sopra, per cui non sussistono i vincoli di cui al 1° comma dell'articolo 16 del Decreto Legislativo n. 87/1992.

RATEI E RISCONTI

I ratei ed i risconti sono calcolati nel rispetto della competenza temporale.

TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO

Tale voce viene adeguata ai crediti maturati dal personale alla data di chiusura dell'esercizio, calcolati come previsto dalle disposizioni di legge e dai contratti di lavoro vigenti.

FONDI PER RISCHI ED ONERI

A) - Fondi di quiescenza e per obblighi simili

I suddetti fondi risultano congrui per fronteggiare gli impegni a carico della Cassa in base all'entità delle riserve matematiche maturate alla data di chiusura dell'esercizio ed a quanto previsto dagli accordi aziendali.

B) - Fondi imposte e tasse

La consistenza dei fondi imposte e tasse è adeguata a fronteggiare le presumibili occorrenze per le imposte correnti e differite nonché per gli eventuali oneri che potrebbero derivare dal mancato riconoscimento delle agevolazioni previste dal Decreto Legislativo n. 153/1999 per la costituzione della "speciale riserva". L'importo corrispondente alle imposte prepagate risulta esposto in bilancio tra le "Altre attività", secondo le disposizioni impartite dalla Banca d'Italia nell'agosto 1999.

C) - Altri Fondi

Fondi per rischi ed oneri per garanzie e impegni

Tali fondi includono, come previsto dal Decreto Legislativo n. 87/1992 e dai successivi Provvedimenti della Banca d'Italia, gli accantonamenti destinati a far fronte alle presunte perdite sulle garanzie da noi rilasciate e sugli impegni da noi assunti, anche in qualità di concessionari del servizio di Riscossione Tributi ed in relazione alla gestione del patrimonio conferito al Fondo Integrativo Pensioni.

Fondo per rischi su revocatorie ed altre cause legali

Tale fondo è destinato a fronteggiare le passività potenziali che potrebbero derivare dalla definizione di cause di revocatoria, calcolate sulla base degli esiti di analoghi precedenti contenziosi, ed altre cause legali intentate nei confronti della nostra Cassa, sulla base del prudente apprezzamento degli amministratori.

Fondo oneri per il personale

Il fondo serve a fronteggiare le presumibili occorrenze connesse ad eventuali oneri relativi al personale dipendente.

Fondo oneri per la rinegoziazione dei tassi sui mutui agevolati

Il suddetto fondo, costituito in esercizi precedenti dall'incorporata Credito Fondiario Toscano SpA, è destinato a fronteggiare gli oneri che potrebbero derivare dall'adeguamento dei tassi di interesse applicati ai mutui edilizi in seguito alle disposizioni dettate dall'articolo 29 della legge n. 133/1999 e dall'articolo 145, 62° comma, della legge n. 342/2000 (finanziaria 2001).

Fondo a disposizione dell'Assemblea

Il suddetto fondo include gli importi destinati, in base alle delibere assembleari di ripartizione dell'utile dell'esercizio, ad essere erogati per gli scopi determinati dall'Assemblea.

FONDI RISCHI SU CREDITI

Tali fondi si riferiscono a crediti in conto capitale ed a tutti i crediti per interessi di mora per i quali non sono ad oggi previste perdite. Detti fondi sono in esenzione fiscale e non rappresentano posta rettificativa dell'attivo essendo costituiti a fronte di rischi solo eventuali, in quanto in futuro potrebbero manifestarsi riduzioni di valore del portafoglio crediti superiori a quelle stimate, in sede valutativa, sia su base analitica che su base forfettaria.

FONDO PER RISCHI BANCARI GENERALI

Il fondo per rischi bancari generali è iscritto a generale copertura del rischio di impresa e, di conseguenza, dei rischi propri delle operazioni bancarie.

RISERVA STATUTARIA

Alla voce in parola vengono apportati, a norma dell'articolo 14 della Legge n. 745/1938, i resti di vendita su pegno prescritti dell'Azienda dei Presti.

SEZIONE :

Le rettifiche e gli accantonamenti fisca

Non sono state effettuate rettifiche di valore e accantona
esclusivamente in applicazione di norme tribut

NOTA INTEGRATIVA

PARTE I

INFORMAZIONI SULLO STATO PATRIMONI

SEZIONE 1 - I CREDITI

1.1 Dettaglio della voce 30 - *Crediti verso banche* **2.096.746**

a) crediti verso banche centrali	767.249	
b) effetti ammissibili al rifinanziamento presso banche centrali	0	
c) crediti per contratti di locazione finanziaria	0	
d) operazioni pronti contro termine	0	
e) prestito di titoli	0	

La voce 30 è così composta:

- depositi e conti correnti	604.990
- finanziamenti	701.382
- deposito presso Banca d'Italia per prealimentazione Euro	599.635
- vaglia e assegni	7.056
- riserva obbligatoria presso Banca d'Italia	167.614
- prestiti subordinati	15.000
- pronti contro termine	0
- altri crediti	1.144
Totale crediti lordi	2.096.821
- Fondo svalutazione crediti rettificativo (tassato)	-75
Valore di bilancio	2.096.746

Alla data di chiusura dell'esercizio risultano inoltre in essere crediti di firma verso banche soggette a rischio paese di importo complessivo pari a 4.841 milioni di lire, a fronte dei quali esiste uno specifico fondo per rischi ed oneri di importo pari a 248 milioni di lire.

La situazione dei crediti per cassa verso banche è la seguente:

Categorie/Valori	Esposizione lorda	Rettifiche di valore complessive	Esposizione netta
A. Crediti dubbi	*251*	*75*	*176*
A.1. Sofferenze	0	0	0
A.2. Incagli	0	0	0
A.3. Crediti in corso di ristrutturazione	0	0	0
A.4. Crediti ristrutturati	0	0	0
A.5. Crediti non garantiti verso Paesi a rischio	251	75	176
B. Crediti in bonis	*2.096.570*	*0*	*2.096.570*

La dinamica dei crediti dubbi verso banche è la seguente:

Categorie/Valori	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti ristrutturati	Crediti non garantiti verso Paesi a rischio
A. Esposizione lorda iniziale all'1/1/2001	*0*	*0*	*0*	*0*	*1.099*
A.1. di cui: per interessi di mora	0	0	0	0	0
B. Variazioni in aumento	*0*	*0*	*0*	*0*	*968*
B.1. ingressi da crediti in bonis	0	0	0	0	0
B.2. interessi di mora	0	0	0	0	0
B.3. trasferimenti da altre categorie di crediti dubbi	0	0	0	0	0
B.4. altre variazioni in aumento	0	0	0	0	968
C. Variazioni in diminuzione	*0*	*0*	*0*	*0*	*1.816*
C.1. uscite verso crediti in bonis	0	0	0	0	16
C.2. cancellazioni	0	0	0	0	0
C.3. incassi	0	0	0	0	1.800
C.4. realizzi per cessioni	0	0		0	0
C.5. trasferimenti ad altre categorie di crediti dubbi	0	0	0	0	0
C.6. altre variazioni in diminuzione	0	0	0	0	0
D. Esposizione lorda finale al 31/12/2001	*0*	*0*	*0*	*0*	*251*
D.1. di cui: per interessi di mora	0	0	0	0	*0*

La dinamica delle rettifiche di valore complessive verso banche è la seguente:

Categorie/Valori	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti ristrutturati	Crediti non garantiti verso Paesi a rischio	Crediti in bonis
A. Rettifiche complessive iniziali all'1/1/2001	*0*	*0*	*0*	*0*	*330*	*0*
A.1. di cui: per interessi di mora	0	0	0	0	0	0
B. Variazioni in aumento	*0*	*0*	*0*	*0*	*61*	*0*
B.1. rettifiche di valore	0	0	0	0	61	0
B.1.1. di cui: per interessi di mora	0	0	0	0	0	0
B.2. utilizzi dei fondi rischi su crediti	0	0	0	0	0	0
B.3. trasferimenti da altre categorie di crediti	0	0	0	0	0	0
B.4. altre variazioni in aumento	0	0	0	0	0	0
C. Variazioni in diminuzione	*0*	*0*	*0*	*0*	*316*	*0*
C.1. riprese di valore da valutazione	0	0	0	0	31	0
C.1.1. di cui: per interessi di mora	0	0	0	0	0	0
C.2. riprese di valore da incassi	0	0	0	0	285	0
C.2.1. di cui: per interessi di mora	0	0	0	0	0	0
C.3. cancellazioni	0	0	0	0	0	0
C.4. trasferimenti ad altre categorie di crediti	0	0	0	0	0	0
C.6. altre variazioni in diminuzione	0	0	0	0	0	0
D. Rettifiche complessive finali al 31/12/2001	*0*	*0*	*0*	*0*	*75*	*0*
D.1. di cui: per interessi di mora	0	0	0	0	*0*	*0*

1.2 Dettaglio della voce 40 - *Crediti verso clientela* **14.263.076**

a) effetti ammissibili al rifinanziamento presso banche centrali	
b) crediti per contratti di locazione finanziaria	0
c) operazioni pronti contro termine	0
d) prestito di titoli	0

La voce 40 è così composta:

- conti correnti e finanziamenti	8.653.120
- Tesoreria Provinciale dello Stato - Tesoreria Unica	115.089
- cessioni crediti pro-soluto	17.606
- portafoglio sconto	271.148
- mutui ipotecari	4.764.860
- mutui ad enti pubblici	290.609
- prestiti su pegno	12.651
- prestiti contro cessione stipendio	11.007
- crediti in sofferenza	320.270
- altri crediti (di cui interessi di mora 1.681 milioni di lire)	62.013
Totale crediti lordi	14.518.373
- Fondo svalutazione crediti rettificativo	-255.297
Valore di bilancio	14.263.076

I "Mutui ad enti pubblici" includono 103 milioni di lire relativi a mutui stipulati prima dell'esercizio 1973, soggetti alla L. 1228/1962, sui quali viene annualmente corrisposta un'imposta sostitutiva pari allo 0,15% del capitale residuo alla fine dell'esercizio.

La situazione dei crediti per cassa verso clientela è la seguente:

Categorie/Valori	Esposizione lorda	Rettifiche di valore complessive	Esposizione netta
A. Crediti dubbi	*656.525*	*225.074*	*431.451*
A.1. Sofferenze	320.224	169.150	151.074
A.2. Incagli	331.192	54.835	276.357
A.3. Crediti in corso di ristrutturazione	0	0	0
A.4. Crediti ristrutturati	4.288	843	3.445
A.5. Crediti non garantiti verso Paesi a rischio	821	246	575
B. Crediti in bonis	*13.861.848*	*30.223*	*13.831.625*

Alla data di chiusura dell'esercizio risultano inoltre in essere crediti di firma verso clientela per posizioni in sofferenza, incagliate e soggette a rischio paese di importi rispettivamente pari a 1.213, 18.375 e 62 milioni di lire, a fronte dei quali esiste uno specifico fondo per rischi ed oneri di importo pari a 4.284 milioni di lire.

La rettifica di valore sui crediti "in bonis" corrisponde alle perdite di valore "latenti" relative a tali crediti che per la nostra banca, in considerazione della tipologia di rischio insita nel portafoglio impieghi, non particolarmente concentrato per settore ovvero per paese, possono pressoché interamente ascriversi al c.d. "rischio fisiologico". Tale rischio è stato coperto tramite una svalutazione forfettaria, determinata come segue:

a) sono state stimate le sofferenze dell'anno successivo che, in base a serie storiche, dovrebbero provenire direttamente dai crediti in bonis;
b) è stata calcolata la percentuale media "storica" delle perdite su crediti verso clientela verificatesi nei più recenti esercizi, rapportando la voce di bilancio "Rettifiche di valore su crediti e accantonamenti per garanzie e impegni" (al netto delle relative riprese di valore) all'importo dei crediti in sofferenza "lordi";
c) applicando la percentuale media di perdita storica alle suddette previste sofferenze si ottiene un importo che rappresenta l'ammontare del rischio fisiologico stimabile per la nostra banca alla data di chiusura dell'esercizio.

Le rettifiche di valore sui crediti "in bonis" includono inoltre un importo di 4.228 milioni di lire corrispondente all'integrale svalutazione, effettuata prudenzialmente tenendo conto delle presumibili difficoltà legate al recupero del relativo credito, degli interessi su mutui ipotecari non agevolati a tasso fisso eccedenti il "tasso usurario" tempo per tempo vigente, contabilizzati per adeguarsi a quanto disposto dalla Legge n. 24 del 28 febbraio 2001.

Si segnala infine che a presidio di eventuali ulteriori rischi su tutte le categorie di crediti sono iscritti alla Voce 90 del passivo dello stato patrimoniale, in accordo con quanto previsto dalla normativa Banca d'Italia, Fondi rischi su crediti per un importo complessivamente pari a circa 40.559 milioni di lire.

La dinamica dei crediti dubbi verso clientela è la seguente:

Categorie/Valori	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti ristrutturati	Crediti non garantiti verso Paesi a rischio
A. Esposizione lorda iniziale all'1/1/2001	*295.675*	*297.729*	*0*	*5.958*	*492*
A.1. di cui: per interessi di mora	53.131	0	0	0	0
B. Variazioni in aumento	*124.525*	*338.402*	*0*	*2.358*	*768*
B.1. ingressi da crediti in bonis	32.056	259.920	0	0	0
B.2. interessi di mora	6.117	656	0	0	0
B.3. trasferimenti da altre categorie di crediti dubbi	66.664	706	0	99	0
B.4. altre variazioni in aumento	19.688	77.120	0	2.259	768
C. Variazioni in diminuzione	*99.976*	*304.939*	*0*	*4.028*	*439*
C.1. uscite verso crediti in bonis	1.845	91.264	0	2.612	90
C.2. cancellazioni	62.218	1.628	0	0	0
C.3. incassi	35.193	145.908	0	630	349
C.4. realizzi per cessioni	160	0	0	0	0
C.5. trasferimenti ad altre categorie di crediti dubbi	551	66.132	0	786	0
C.6. altre variazioni in diminuzione	9	7	0	0	0
D. Esposizione lorda finale al 31/12/2001	*320.224*	*331.192*	*0*	*4.288*	*821*
D.1. di cui: per interessi di mora	50.635	929	0	0	0

La voce B.4 altre variazioni in aumento include tra le "sofferenze" un importo di 9.155 milioni di lire e tra gli incagli un importo di 29.053 milioni di lire derivanti dall'incorporazione del Credito Fondiario Toscano SpA.

La dinamica delle rettifiche di valore complessive verso clientela è la seguente:

Categorie/Valori	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti ristrutturati	Crediti non garantiti verso Paesi a rischio	Crediti in bonis
A. Rettifiche complessive iniziali all'1/1/2001	*156.869*	*46.353*	*0*	*868*	*147*	*31.783*
A.1. di cui: per interessi di mora	31.951	0	0	0	0	0
B. Variazioni in aumento	*80.273*	*30.032*	*0*	*502*	*166*	*23.973*
B.1. rettifiche di valore	66.099	29.405	0	499	166	9.353
B.1.1. di cui: per interessi di mora	3.118	117	0	0	0	0
B.2. utilizzi dei fondi rischi su crediti	3.579	54	0	0	0	11
B.3. trasferimenti da altre categorie di crediti	7.131	510	0	3	0	170
B.4. altre variazioni in aumento	3.464	63	0	0	0	14.439
C. Variazioni in diminuzione	*67.992*	*21.550*	*0*	*527*	*67*	*25.533*
C.1. riprese di valore da valutazione	990	8.057	0	411	41	17.578
C.1.1. di cui: per interessi di mora	129	0	0	0	0	0
C.2. riprese di valore da incassi	4.779	4.748	0	0	26	4.962
C.2.1. di cui: per interessi di mora	1.243	0	0	0	0	0
C.3. cancellazioni	62.218	1.628	0	0	0	2.418
C.4. trasferimenti ad altre categorie di crediti	5	7.117	0	116	0	575
C.6. altre variazioni in diminuzione	0	0	0	0	0	0
D. Rettifiche complessive finali al 31/12/2001	*169.150*	*54.835*	*0*	*843*	*246*	*30.223*
D.1. di cui: per interessi di mora	33.697	117	0	0	0	0

La voce B.4 altre variazioni in aumento include tra le "sofferenze" ed i "crediti in bonis" importi rispettivamente pari a 286 milioni di lire e 14.438 milioni di lire derivanti dall'incorporazione del Credito Fondiario Toscano SpA.

1.3 Crediti verso clientela garantiti		**8.084.719**
a) da ipoteche	4.792.341	
b) da pegni su:		
1.depositi di contante	28.695	
2.titoli	196.629	
3.altri valori	76.765	
c) da garanzie di:		
1.Stati	0	
2.altri enti pubblici	0	
3.banche	132.902	
4.altri operatori	2.857.387	

1.4 Crediti in sofferenza (inclusi interessi di mora)		**151.074**
Valore nominale	320.224	
Rettifiche di valore	-169.150	
Valore di bilancio	151.074	

1.5 Crediti per interessi di mora		**19.431**
a) crediti in sofferenza - valore nominale	50.635	
b) crediti incagliati - valore nominale	929	
c) altri crediti - valore nominale	1.681	
- rettifiche di valore	-33.814	
Valore di bilancio	19.431	

Aggiungendo al valore di bilancio sopra indicato i crediti per interessi di mora su assegni ed effetti insoluti, pari a 128 milioni di lire, inclusi nella Voce 130 - Altre attività, otteniamo un importo di 19.559 milioni di lire relativo al totale dei crediti per interessi di mora iscritti nell'attivo in quanto ritenuti recuperabili; a fronte di tali crediti figurano prudenzialmente nel passivo i Fondi rischi su crediti - Voce 90 per pari importo.

SEZIONE 2 - I TITOLI

2.1 Titoli immobilizzati

Voci/Valori		valore di bilancio	valore di mercato
1. Titoli di debito		**516.458**	**511.742**
1.1 Titoli di Stato		**383.810**	**379.797**
	- quotati	383.810	379.797
	- non quotati	0	0
1.2 Altri titoli		**132.648**	**131.945**
	- quotati	132.648	131.945
	- non quotati	0	0
2 Titoli di capitale		**0**	**0**
	- quotati	0	0
	- non quotati	0	0
Totali		**516.458**	**511.742**

I titoli immobilizzati vengono tenuti distinti dai titoli non immobilizzati tramite la gestione separata a livello di procedura informatica di elaborazione elettronica dei dati relativi all'intero portafoglio titoli.

I "Titoli di Stato" sono interamente relativi a BTP emessi dallo Stato italiano, mentre gli "Altri titoli" si riferiscono a Titoli di Stato inglesi.

2.2 Variazioni annue dei titoli immobilizzati

A. Esistenze iniziali			**688.512**
B. Aumenti			**3.517**
B1. Acquisti		0	
B2. Riprese di valore		0	
B3. Trasferimenti dal portafoglio non immobilizzato		0	
B4. Altre variazioni		3.517	
C. Diminuzioni			**175.571**
C1. Vendite		0	
C2. Rimborsi		0	
C3. Rettifiche di valore		0	
di cui: svalutazioni durature	0		
C4. Trasferimenti al portafoglio non immobilizzato		173.822	
C5. Altre variazioni		1.749	
D. Rimanenze finali			**516.458**

La Voce B4 "Altre variazioni" è essenzialmente costituita dagli scarti di negoziazione positivi, mentre la Voce C5 "Altre variazioni" è relativa agli scarti di negoziazione negativi ed alle differenze cambio sui Titoli di Stato inglesi.

La Voce C.4 "Trasferimenti al portafoglio non immobilizzato" è interamente relativa a titoli di pertinenza del FIP, smobilizzati nel mese di dicembre 2001 in seguito ad apposita delibera da parte del Comitato Referente di tale Fondo.

Le differenze tra il valore iscritto in bilancio ed il valore di rimborso alla scadenza dei titoli immobilizzati sono le seguenti:

Descrizione del titolo	Valore di bilancio	Valore di rimborso	Differenza
BTP 15/4/2004	113.924	116.176	2.252
BTP 1/5/2009	269.886	271.078	1.192
GILT 7/12/2003 (Titoli di Stato inglesi)	132.648	127.282	-5.366
	516.458	514.536	-1.922

2.3 Titoli non immobilizzati

Voci/Valori		valore di bilancio	valore di mercato
1. Titoli di debito		**2.226.333**	**2.226.818**
1.1 Titoli di Stato		**1.692.782**	**1.692.782**
	- quotati	1.692.782	1.692.782
	- non quotati	0	0
1.2 Altri titoli		**533.551**	**534.036**
	- quotati	184.522	184.522
	- non quotati (1)	349.029	349.514
2 Titoli di capitale		**59.347**	**59.832**
	- quotati	25.572	25.572
	- non quotati	33.775	34.260
Totali		**2.285.680**	**2.286.650**

Al 31 dicembre 2001 i titoli non immobilizzati includono un importo di 183.400 milioni di lire relativo ai titoli di pertinenza del FIP.

(1) Si segnala che in tale posta sono compresi titoli emessi dalla Perseo Finance Srl, nell'ambito dell'operazione di cartolarizzazione effettuata nell'anno 1999, appartenenti alla "Classe B" e sottoscritti al valore nominale per complessivi 85.196 milioni di lire; i suddetti titoli sono iscritti in bilancio a tale valore, in considerazione del previsto grado di recuperabilità del portafoglio crediti ceduto.

2.4 Variazioni annue dei titoli non immobilizzati

A. Esistenze iniziali			**2.691.943**
B. Aumenti			**125.670.773**
B1. Acquisti		125.470.460	
- Titoli di debito	123.608.773		
+ titoli di Stato	*120.666.629*		
+ altri titoli	*2.942.144*		
- Titoli di capitale	1.861.687		
B2. Riprese di valore e rivalutazioni		10.958	
B3. Trasferimenti dal portafoglio immobilizzato		173.822	
B4. *Altre variazioni*		15.533	
C. Diminuzioni			**126.077.036**
C1. Vendite e rimborsi		126.044.263	
- Titoli di debito	123.923.114		
+ titoli di Stato	*120.870.987*		
+ altri titoli	*3.052.127*		
- Titoli di capitale	2.121.149		
C2. *Rettifiche di valore*		25.316	
C3. Trasferimenti al portafoglio immobilizzato		0	
C5. Altre variazioni		7.457	
D. Rimanenze finali			**2.285.680**

Le variazioni annue dei titoli non immobilizzati includono acquisti e vendite relativi ad operazioni effettuate con i Gruppi Sanpaolo IMI e BNP Paribas, poste in essere alle normali condizioni di mercato; le "Rimanenze finali" di titoli emessi da tali Gruppi ammontano rispettivamente a 11.016 milioni di lire e 154.902 milioni di lire.

SEZIONE 3 - LE PARTECIPAZIONI

Le partecipazioni risultano dalle seguenti voci :

70 - Partecipazioni	**572.325**
80 - Partecipazioni in imprese del gruppo	**1.034.215**
	1.606.540

Il raffronto fra valore di bilancio e frazione di patrimonio netto contabile delle partecipate è evidenziato in apposito prospetto di dettaglio riportato tra gli allegati al presente bilancio. A partire dall'esercizio chiuso al 31 dicembre 1998 la Cassa di Risparmio di Firenze SpA ha assunto il ruolo di di Capogruppo dell'omonimo Gruppo Bancario, ed è quindi soggetta all'obbligo di redazione del bilancio consolidato ai sensi dell'articolo 24 del Decreto Legislativo n. 87/1992. Il bilancio consolidato viene presentato unitamente a quello della Capogruppo.

3.1 Partecipazioni rilevanti

Denominazione	Sede	Patrimonio netto	Utile / Perdita	Quota %	Valore di bilancio
A. Imprese controllate					
A.1 Controllate direttamente o indirettamente					
- CASSA DI RISPARMIO DI PISTOIA E PESCIA SPA	Pistoia	409.505	36.471	51,000	291.413
- CASSA DI RISPARMIO DI CIVITAVECCHIA SPA	Civitavecchia (Roma)	123.803	2.013	51,000	97.443
- CASSA DI RISPARMIO DI ORVIETO SPA	Orvieto (TR)	80.043	5.000	73,570	142.383
- CASSA DI RISPARMIO DI MIRANDOLA SPA (*)	Mirandola (MO)	124.478	3.752	45,691	160.203
- FINDOMESTIC BANCA SPA (*)	Firenze	729.137	97.367	47,170	266.711
- FINDOMESTIC SVILUPPO SPA (*)	Firenze	15.431	-2.676	47,170	7.897
- CERIT SPA	Firenze	5.907	-72	100,000	5.809
- CR FIRENZE GESTION INTERNATIONALE SA	Lussemburgo (LUX)	8.885	7.917	80,000	775
- PERSEO FINANCE SRL	Conegliano (TV)	42	11	60,000	12
- CFT FINANZIARIA SPA	Firenze	68.241	547	57,692	27.284
- CENTROVITA ASSICURAZIONI SPA	Firenze	67.640	11.449	43,000	22.120
- INFOGROUP SPA	Firenze	10.981	3.751	94,000	4.564
- DATA CENTRO SPA	Pistoia	6.640	50	82,474	5.067
- INFORMATICA CASSE TOSCANE SPA IN LIQUIDAZIONE	Lucca	3.929	-49	49,700	1.953
- INFO 2 B SPA	Firenze	464	-506	60,000	581
Totale imprese controllate		**1.655.126**	**165.025**		**1.034.215**
B. Imprese sottoposte a influenza notevole					
- CENTRO DI TELEMARKETING SPA	Firenze	1.430	224	50,000	500
- PROFESSIONAL DUCATO SERVIZI SPA	Pisa	14.917	805	41,036	3.543
- CENTRO FACTORING SPA	Firenze	72.828	3.496	40,863	28.657
- CITYLIFE SPA	Firenze	633	-1.557	37,500	400
- CENTRO LEASING SPA	Firenze	269.914	25.432	20,922	59.770
- ARVAL SERVICE LEASE ITALIA SPA	Scandicci (FI)	15.104	3.876	22,500	2.110
- EPTACONSORS SPA (**)	Milano	354.887	15.600	20,240	23.864
Totale imprese sottoposte a influenza notevole		**729.713**	**47.876**		**118.844**
Totale partecipazioni rilevanti		**2.384.839**	**212.901**		**1.153.059**

(*) Trattasi di società sottoposte, ai sensi dell'articolo 37del Decreto Legislativo n. 87/1992, al controllo congiunto tra la Cassa di Risparmio di Firenze SpA ed un altro socio, che vengono pertanto consolidate con il metodo proporzionale.
Per ulteriori informazioni si rinvia a quanto riportato nei criteri di valutazione descritti nella Parte A - Sezione 1 della nota integrativa al bilancio consolidato del Gruppo al 31 dicembre 2001.

(**) Bilancio consolidato del Gruppo Eptaconsors.

3.2 Attività e passività verso imprese del Gruppo

a) Attività		**1.208.892**
1) crediti verso banche	1.145.950	
2) crediti verso enti finanziari	36.367	
3) crediti verso altra clientela	26.575	
4) *obbligazioni e altri titoli di debito*	0	
b) Passività		**1.422.889**
1) debiti verso banche	333.106	
2) debiti verso enti finanziari	42.693	
3) debiti verso altra clientela	48.978	
4) debiti rappresentati da titoli	998.112	
5) passività subordinate	0	
c) Garanzie e impegni		**141.698**
1) *garanzie rilasciate*	8.361	
2) impegni	133.337	

Le attività e le passività della Banca in essere nei confronti di imprese del Gruppo al 31 dicembre 2001, come definito dall'articolo 4 del Decreto Legislativo n. 87/1992, nonché quelle verso imprese partecipate sottoposte ad influenza notevole, sono di seguito dettagliatamente esposte. I rapporti con le società in oggetto sono tutti regolati a condizioni di mercato.

a) Attività			**1.208.892**
1) crediti verso banche		**1.145.950**	
Gruppo Findomestic	674.540		
Cassa di Risparmio di Mirandola SpA	279.869		
Cassa di Risparmio di Pistoia e Pescia SpA	191.541		
2) *crediti verso enti finanziari*		**36.367**	
CR Firenze Gestion Internationale SA	2.044		
CFT Finanziaria SpA	34.323		
3) crediti verso altra clientela		**26.575**	
Infogroup SpA	2.715		
Datacentro SpA	88		
Info 2B SpA	189		
Centrovita Assicurazioni SpA	23.583		
b) Passività			**1.422.889**
1) debiti verso banche		**333.106**	
Gruppo Findomestic	78.989		
Cassa di Risparmio di Pistoia e Pescia SpA	103.669		
Cassa di Risparmio di Mirandola SpA	30.872		
Cassa di Risparmio di Civitavecchia SpA	104.318		
Cassa di Risparmio di Orvieto SpA	15.258		
2) debiti verso enti finanziari		**42.693**	
CR Firenze Gestion Internationale SA	15.591		
Cerit SpA	5.816		
Perseo Finance Srl	21.286		
3) debiti verso altra clientela		**48.978**	
Centrovita Assicurazioni SpA	48.842		
Informatica Casse Toscane SpA *in liquidazione*	136		
4) debiti rappresentati da titoli		**998.112**	
Centrovita Assicurazioni SpA	998.112		
c) Garanzie e impegni			**141.698**
1) Garanzie rilasciate		**8.361**	
Gruppo Findomestic	6.712		
Cassa di Risparmio di Pistoia e Pescia SpA	1.463		
Infogroup SpA	186		
2) *Impegni*		**133.337**	
Cassa di Risparmio di Pistoia e Pescia SpA	6.986		
Cassa di Risparmio di Mirandola SpA	29.538		
Perseo Finance Srl	96.813		

3.3 Attività e passività verso imprese partecipate (diverse dalle Imprese del Gruppo)

a) Attività		**873.272**
1) crediti verso banche	172.159	
2) crediti verso enti finanziari	621.808	
3) crediti verso altra clientela	79.305	
4) obbligazioni e altri titoli di debito	0	
b) Passività		**192.754**
1) debiti verso banche	88.253	
2) debiti verso enti finanziari	40.366	
3) debiti verso altra clientela	64.135	
4) debiti rappresentati da titoli	0	
5) passività subordinate	0	
c) Garanzie e impegni		**285.100**
1) garanzie rilasciate	33.502	
2) impegni	251.598	

3.4 Composizione della voce 70 "Partecipazioni"

a) in banche		**181.643**
1. quotate	67.150	
2. non quotate	114.493	
b) in enti finanziari		**213.212**
1. quotate	0	
2. non quotate	213.212	
c) altre		**177.470**
1. quotate	15.579	
2. non quotate	161.891	
Totale voce 70		**572.325**

3.5 Composizione della voce 80 "Partecipazioni in imprese del Gruppo"

a) in banche		**958.153**
1. quotate	0	
2. non quotate	958.153	
b) in enti finanziari		**41.776**
1. quotate	0	
2. non quotate	41.776	
c) altre		**34.286**
1. quotate	0	
2. non quotate	34.286	
Totale voce 80		**1.034.215**

3.6 Variazioni annue delle partecipazioni

3.6.1 Partecipazioni in imprese del gruppo

A. Esistenze iniziali			**692.335**
B. Aumenti			**489.826**
B1. Acquisti		348.728	
B2. Riprese di valore		0	
B3. Rivalutazioni		0	
B4. Altre variazioni		141.098	
C. Diminuzioni			**147.946**
C1. Vendite		82.501	
C2. Rettifiche di valore		24	
di cui:			
- svalutazioni durature	*24*		
C3. Altre variazioni		65.421	
D. Rimanenze finali			**1.034.215**
E. Rivalutazioni totali			**3.304** (*)
F. Rettifiche totali			**18.115**

(*) *Effettuate ai sensi della legge n. 218/1990*

Gli aumenti di cui alla sottovoce B.1 si riferiscono principalmente all'acquisto del 21,93% del capitale di Findomestic Banca SpA e Findomestic Sviluppo SpA, per importi rispettivamente di 219.408 e 3.750 milioni di lire; la stessa sottovoce comprende inoltre un importo *di 83.756 milioni di lire relativo all'acquisto del 25,691% del capitale della Cassa di Risparmio di Mirandola SpA* ed un ulteriore incremento di 37.000 milioni di lire derivante dall'acquisto del 22% delle azioni ordinarie della Cassa di Risparmio di Orvieto SpA.
La voce B.4 *"Altre variazioni" comprende il trasferimento alla voce 80 "Partecipazioni in imprese del gruppo"* del valore contabile al 15 giugno 2001 delle partecipazioni in Findomestic Banca SpA e Findomestic Sviluppo SpA, rispettivamente pari a 103.118 e 5.491 milioni di lire, a seguito del *perfezionamento in tale data di un accordo con un altro socio per l'esercizio del controllo congiunto sul Gruppo Findomestic.*
La diminuzione di cui alla sottovoce C.1 si riferisce alla vendita ad altro socio ed alla controllata Cassa di Risparmio di Pistoia e Pescia SpA di parte *delle azioni di Findomestic Banca SpA e Findomestic Sviluppo SpA acquistate nel corso dell'esercizio, mentre la sottovoce C.3 è relativa* all'annullamento delle azioni del Credito Fondiario Toscano SpA, incorporato con effetto 1° gennaio 2001.

3.6.2 Altre partecipazioni

A. Esistenze iniziali			**549.793**
B. Aumenti			**139.252**
B1. Acquisti		112.250	
B2. Riprese di valore		836	
B3. Rivalutazioni		0	
B4. Altre variazioni		26.166	
C. Diminuzioni			**116.720**
C1. Vendite		2.904	
C2. Rettifiche di valore		3.518	
di cui:			
- svalutazioni durature	*3.518*		
C3. Altre variazioni		110.298	
D. Rimanenze finali			**572.325**
E. Rivalutazioni totali			**131.199** (*)
F. Rettifiche totali			**60.479**

(*) Effettuate ai sensi della Legge n. 218/1990

La sottovoce B.1 si riferisce, per 108.874 milioni di lire, all'acquisto del 7,01% della Cassa dei Risparmi di Forlì SpA.
Le "Altre variazioni" di cui alla sottovoce B.4 sono principalmente dovute agli aumenti di capitale di Findomestic Banca SpA e Findomestic Sviluppo SpA, per importi rispettivamente pari a 20.000 e 3.333 milioni di lire.
La sottovoce C.1 è interamente relativa alla cessione del 3,35% del capitale di Monte Titoli SpA.
Tra le altre variazioni di cui alla sottovoce C.3 è incluso il valore delle partecipazioni in Findomestic Banca SpA e Findomestic Sviluppo SpA, trasferite alla voce 80 "Partecipazioni in imprese del Gruppo" a seguito dell'accordo sottoscritto con un altro socio per l'esercizio del controllo congiunto sul Gruppo Findomestic, per un importo complessivamente pari a 108.609 milioni di lire .

SEZIONE 4 - LE IMMOBILIZZAZIONI MATERIALI E IMMATERIALI

4.1 Variazioni annue delle immobilizzazioni materiali

A. Esistenze iniziali			**459.510**
B. Aumenti			**148.643**
B1. Acquisti		20.984	
B2. Riprese di valore		0	
B3. Rivalutazioni		117.099	
B4. Altre variazioni		10.560	
C. Diminuzioni			**76.011**
C1. Vendite		30.369	
C2. Rettifiche di valore:		45.642	
(a) ammortamenti	45.642		
(b) svalutazioni durature	0		
C3. Altre variazioni		0	
D. Rimanenze finali			**532.142**
E. Rivalutazioni totali			**513.546**
F. Rettifiche totali:			**263.267**
(a) ammortamenti		263.267	
(b) svalutazioni durature		0	

L'importo indicato nella sottovoce "B3" è interamente relativo alla rivalutazione dei beni immobili strumentali effettuata ai sensi della Legge n. 342/2000. In seguito a tale rivalutazione è stato iscritto tra le riserve di rivalutazione un importo pari a 94.851 milioni di lire ed è stato rilevato tra le altre passività un debito di 22.248 milioni di lire per la relativa imposta sostitutiva.

L'importo riportato nella sottovoce "B4" è relativo, per 10.483 milioni di lire, al valore dei beni materiali di proprietà dell'incorporata Credito Fondiario Toscano SpA.

Dettaglio delle variazioni annue delle immobilizzazioni materiali

La voce 100 "Immobilizzazioni materiali", avente alla data di chiusura dell'esercizio un saldo pari a 532.142 milioni di lire, comprende le seguenti categorie di cespiti, individuate tenendo conto di quanto previsto nel 1° comma dell'art. 10 del D.Lgs. 87/92:

	IMMOBILI	IMPIANTI, MACCHINARI E ATTREZZATURE	ALTRI BENI MATERIALI	TOTALE	
Esistenze iniziali	397.320	39.907	22.283	459.510	
Aumenti dell'esercizio					
- acquisti	78	16.943	3.963	20.984	
- altre variazioni	127.527	25	107	127.659	(2)
Diminuzioni dell'esercizio					
- vendite	-30.369	0	0	-30.369	
- altre variazioni	0	0	0	0	
Ammortamenti dell'esercizio	-17.959	-22.156	-5.527	-45.642	
Esistenze finali	476.597 (1)	34.719	20.826	532.142	

(1) gli immobili utilizzati per l'attività bancaria ammontano a 370.825 milioni di lire.

(2) il totale delle altre variazioni in aumento dell'esercizio include importi relativi, per 117.099 milioni di lire, alla rivalutazione degli immobili strumentali effettuata ai sensi della Legge n. 342/2000 nonché, per 10.483 milioni di lire, ai cespiti di proprietà del Credito Fondiario Toscano SpA, incorporato con effetto 1° gennaio 2001.

DETTAGLIO DELLE IMMOBILIZZAZIONI MATERIALI	% di ammortamento	Valore di bilancio
Immobili (vedere apposito allegato al bilancio)	3%	476.597
Impianti, macchine e attrezzature		
- macchine elettroniche E.A.D. (*)	20%	12.894
- impianti e mezzi di sollevamento	7,50%	222
- macchinari, apparecchi e attrezz.varie	15%	19.051
- impianti allarme ripresa fotocine tv	30%	2.546
- impianti interni di comunicazione e telesegnalazione	25%	6
Totale impianti, macchine e attrezzature		34.719
Altri beni materiali		
- opere d'arte	0%	4.234
- arredamenti	15%	9.352
- mobili d'ufficio	12%	5.571
- macchine d'ufficio elettroniche ed elettromeccaniche	20%	20
- sistemi telefonici elettronici	20%	1.602
- autovetture, motoveicoli e simili	25%	47
Totale altri beni materiali		20.826
Totale immobilizzazioni materiali		532.142

(*) in relazione alla residua possibilità di utilizzazione, per questi cespiti si è proceduto alla contabilizzazione delle quote di ammortamento anticipato nella misura massima fiscalmente consentita per i beni acquistati negli anni 1999, 2000 e 2001.

4.2 Variazioni annue delle immobilizzazioni immateriali

A. Esistenze iniziali			**74.042**
B. Aumenti			**46.885**
B1. Acquisti		46.616	
B2. Riprese di valore		0	
B3. Rivalutazioni		0	
B4. Altre variazioni		269	
C. Diminuzioni			**38.759**
C1. Vendite		0	
C2. Rettifiche di valore:		38.414	
(a) ammortamenti	38.414		
(b) svalutazioni durature	0		
C3. Altre variazioni		345	
D. Rimanenze finali			**82.168**
E. Rivalutazioni totali			**0**
F. Rettifiche totali:			**120.921**
(a) ammortamenti		120.921	
(b) svalutazioni durature		0	

Gli aumenti di cui alla sottovoce B.1 includono un importo di 9.692 milioni di lire relativo all'iscrizione dell'avviamento , acquisito a titolo oneroso, derivante dall'annullamento delle azioni del Credito Fondiario Toscano SpA, incorporato con effetto 1° gennaio 2001; tale avviamento viene ammortizzato in base alla durata della vita utile che nel caso specifico, tenendo conto della situazione della suddetta società, è stata stimata non superiore a due anni.

Gli importi riportati nelle sottovoci "B4" e "C3" includono il costo di acquisto e gli ammortamenti accumulati relativi al software di proprietà dell'incorporata Credito Fondiario Toscano SpA, per importi rispettivamente pari a 268 e 176 milioni di lire.

Dettaglio delle immobilizzazioni immateriali

Alla data di chiusura dell'esercizio la voce 90 "Immobilizzazioni immateriali" comprende le seguenti tipologie, individuate in base a quanto previsto nel 2° comma dell'articolo 10 del Decreto Legislativo n. 87/1992:

Diritti di utilizzazione delle opere dell'ingegno	73.730
Avviamento per annullamento azioni del Credito Fondiario Toscano SpA	4.846
Altri costi pluriennali	3.592
Totale immobilizzazioni immateriali	82.168

SEZIONE 5 - ALTRE VOCI DELL'ATTIVO

5.1 Composizione della voce 130 "Altre attività"		**1.918.854**

La voce comprende le seguenti partite:

- scritture viaggianti fra filiali per operazioni impostate negli ultimi giorni dell'anno ed eseguite dopo la data di chiusura dell'esercizio		443.274
- assegni di conto corrente tratti sull'azienda e su terzi		36.240
- valori bollati e valori diversi		101
- assegni di conto corrente insoluti ed al protesto tratti sull'azienda e su terzi		73
- conti debitori della gestione "concessione riscossione tributi":		829.010
- anticipazioni effettuate agli Enti impositori a fronte di tributi scaduti e non riscossi	465.415	
- altri conti debitori (essenzialmente tolleranze e sospensioni degli Enti Impositori)	363.595	
- conti debitori presso dipendenze		45.783
- partite di competenza dell'esercizio liquidate nell'anno successivo		56.297
- crediti d'imposta verso l'erario		220.559
- bonifici telefonici STACRI		3.688
- altre partite (di cui crediti per interessi di mora su assegni ed effetti insoluti per 128 milioni di lire)		283.829

I crediti per interessi di mora per contribuenti morosi, che alla data di chiusura dell'esercizio ammontano a 32.576 milioni di lire, sono stati totalmente svalutati (ai sensi dell'articolo 71, ultimo comma, del DPR 917/1986).

La voce "crediti d'imposta verso l'erario" è così composta:

- acconti IRPEG ed IRAP dell'esercizio in corso		79.851
- credito d'imposta in conto interessi, con la seguente movimentazione avvenuta nell'esercizio:		6.030
- saldo iniziale	4.565	
- credito d'imposta riveniente dall'incorporata Credito Fondiario Toscano SpA	800	
- *accertamento interessi maturati sul credito d'imposta*	665	
- credito d'imposta in conto capitale, con la seguente movimentazione avvenuta nell'esercizio:		16.643
- saldo iniziale	14.497	
- credito per ritenute subite compensate con l'IRPEG dovuta, come da dichiarazione dei redditi dell'anno 2000	-1.012	
- credito d'imposta riveniente dall'incorporata Credito Fondiario Toscano SpA	894	
- *eccedenza dei versamenti del prelievo effettuato ai sensi della Legge n. 425/1996 (Legge "Prodi")*	55	
- crediti d'imposta emergenti dalle dichiarazioni dell'imposta di bollo, della tassa contratti di borsa, e dell'imposta sostitutiva sui finanziamenti a medio/lungo termine	1.064	
- ritenute fiscali subite nell'esercizio	1.145	
- credito d'imposta per imposte anticipate (il dettaglio è riportato nella Parte B, Sezione 7 - "I Fondi" della presente nota integrativa)		65.519
- credito d'imposta sui dividendi incassati nell'esercizio		36.481
- *credito d'imposta sui proventi da OICR italiani*		452
- credito d'imposta su rivalutazione dell'anticipo sul trattamento di fine rapporto		592
- credito d'imposta per l'anticipo sul trattamento di fine rapporto (Legge n. 140/1997)		14.991
Totale crediti d'imposta verso l'erario alla data di chiusura dell'esercizio		220.559

5.2 Composizione della voce 140 "Ratei e risconti attivi" **106.472**

La voce è così composta:

a) **Ratei attivi**		**101.831**
- su conti correnti e finanziamenti a clientela ordinaria	9.393	
- su mutui	22.439	
- su titoli non immobilizzati	60.337	
- su titoli immobilizzati	2.600	
- su operazioni in valuta	3.188	
- su depositi presso Banca d'Italia per riserva obbligatoria	138	
- su depositi e c/c presso banche	2.787	
- su polizze pegni	542	
- su altri ricavi	407	
b) **Risconti attivi**		**4.641**
- su fitti passivi	572	
- su obbligazioni step down di nostra emissione	1.807	
- su assicurazioni ed altre spese	2.262	

SEZIONE 6 - I DEBITI

1.1 Dettaglio della voce "Debiti verso banche"

a) operazioni pronti contro termine	**264.167**
b) prestito di titoli	**0**

1.2 Dettaglio della voce "Debiti verso clientela"

a) operazioni pronti contro termine	**1.165.923**
b) prestito di titoli	**0**

Composizione delle voci 10 - 20 - 30

10 - Debiti verso banche			**3.405.786**
a) a vista		1.745.558	
- depositi liberi	1.581.663		
- conti correnti di corrispondenza	163.895		
b) a termine		1.660.228	
- depositi vincolati	927.660		
- altre sovvenzioni	468.401		
- operazioni pronti contro termine con Banca d'Italia	0		
- operazioni pronti contro termine con altre banche	264.167		
20 - Debiti verso clientela			**10.142.106**
a) a vista		8.972.112	
- depositi a risparmio liberi	589.092		
- conti correnti	8.383.020		
b) a termine con preavviso		1.169.994	
- depositi a risparmio vincolati	2.654		
- conti correnti vincolati	219		
- pronti contro termine passivi	1.165.923		
- altri debiti	1.198		
30 - Debiti rappresentati da titoli			**4.892.457**
a) obbligazioni		4.116.205	
b) certificati di deposito		580.868	
- certificati di deposito non scaduti	557.505		
- certificati di deposito scaduti da rimborsare	22.449		
- interessi e cedole scadute e non pagate	914		
c) altri titoli		195.384	
- assegni circolari di propria emissione in circolazione	195.384		

SEZIONE 7 - I FONDI

Trattamento di fine rapporto lavoro subordinato (voce 70) **202.816**

L' importo rappresenta il credito maturato dal personale dipendente "ramo credito" alla data di chiusura dell'esercizio, determinato secondo le disposizioni di legge e dei contratti di lavoro. L'indennità di fine rapporto del personale del "ramo riscossione tributi", invece, viene direttamente corrisposta dall'INPS, al quale la nostra Società versa periodicamente i relativi contributi.
Il movimento del conto nel corso dell'esercizio è stato il seguente:

Saldo iniziale	190.308
- incremento per l'incorporazione del Credito Fondiario Toscano SpA	1.808
- accantonamento per adeguare il trattamento di fine rapporto ai diritti maturati alla data di chiusura dell'esercizio	26.624
- utilizzo per il pagamento di indennità di fine rapporto liquidate nell'esercizio	-15.924
Saldo finale	202.816

7.1 Composizione della voce 90 "Fondi rischi su crediti" **40.559**

Fondo rischi su crediti verso clientela in linea capitale (costituito ai sensi dell'articolo 71, 3° comma, del DPR 917/1986)	21.000
Fondo rischi su crediti verso clientela per interessi di mora (costituito ai sensi dell'articolo 71, ultimo comma, del DPR 917/1986)	19.559
	40.559

7.2 Variazioni nell'esercizio dei "Fondi rischi su crediti" (voce 90)

A	Esistenze iniziali		**22.138**
B	Aumenti		**26.570**
	B1. Accantonamenti	25.455	
	B2. Altre variazioni	1.115	
C	Diminuzioni		**8.149**
	C1. Utilizzi	6.814	
	C2. Altre variazioni	1.335	
D	Rimanenze finali		**40.559**

La sottovoce B1. Accantonamenti include un importo di 21 miliardi di lire, iscritto prudenzialmente a fronte di crediti in linea capitale ed in sospensione d'imposta ai sensi dell'articolo 71, 3° comma, del DPR 917/1986. La sottovoce B2. Altre variazioni si riferisce all'ammontare dei Fondi rischi su crediti contabilizzati in seguito all'incorporazione del Credito Fondiario Toscano SpA. La sottovoce C2. Altre variazioni è relativa, per 1.245 milioni di lire, ad incassi, avvenuti nell'esercizio, di crediti per interessi di mora ritenuti recuperabili.

Fondi per rischi e oneri (voce 80) **429.034**

a) Fondi di quiescenza e per obblighi simili **212.588**

La voce si compone come segue:

1 - Sezione "ordinaria" - accordi 21 maggio 1985 e 5 novembre 1998	198.834
2 - Sezione "speciale" - accordo 5 novembre 1998	13.531
3 - CPDEL	223
Totale	212.588

Gli importi esposti nei primi due sottoconti sono relativi al sistema integrativo delle pensioni erogate al personale della Cassa in base agli accordi sindacali del 21 maggio 1985 e del 5 novembre 1998, che prevedono l'esistenza di un Fondo aggiuntivo dell'AGO o del Fondo ex esonerato a prestazione definita per i dipendenti assunti prima del 27 aprile 1993 ed un fondo a contribuzione definita per quelli assunti dopo tale data. L'importo figurante nel 3° sottoconto corrisponde al 100% delle riserve matematiche occorrenti per far fronte alla corresponsione di "integrazioni di pensione" agli ex dipendenti iscritti alla Cassa Pensione Dipendenti Enti Locali (CPDEL), facenti carico alla Cassa in base ad accordi sindacali.

Si ricorda che per effetto della n. Legge 218/1990 e del Decreto Legislativo n. 357/1990, a decorrere dal 1° gennaio 1991 tutto il personale è iscritto all'Assicurazione Generale Obbligatoria presso l'INPS, che eroga le pensioni anche ai dipendenti cessati dal servizio anteriormente a tale data. La nostra Banca è tenuta a garantire per venti anni l'equilibrio finanziario della gestione previdenziale; i calcoli attuariali effettuati da un attuario esterno evidenziano peraltro che alla data del 1° gennaio 2002 la gestione della previdenza del personale non dovrebbe produrre deficit per l'INPS.

Nel corso dell'esercizio le varie componenti hanno avuto la seguente movimentazione:

1 - Sezione "ordinaria" - accordi 21 maggio 1985 e 5 novembre 1998	
Saldo iniziale	205.667
Pensioni erogate nell'esercizio	-10.696
Riscatti e trasferimenti ad altri fondi	-119
Contributi a carico azienda contabilizzati nel conto economico dell'esercizio	511
Contributi a carico degli iscritti	742
Rendimento dell'anno	2.729
Saldo finale	198.834
2 - Sezione "speciale" - accordo 5 novembre 1998	
Saldo iniziale	10.243
Contributi a carico degli iscritti	604
Contributi a carico azienda contabilizzati nel conto economico dell'esercizio	3.104
Riscatti e trasferimenti ad altri fondi	-214
Trasferimenti da altri fondi	134
Versamenti di altre società e dipendenti del Gruppo	35
Bolli su estratti conto a carico degli iscritti	-2
Rendimento dell'anno	-373
Saldo finale	13.531
3 - CPDEL	
Saldo iniziale	227
Quote pensioni erogate nell'anno	-69
Accantonamento a carico del conto economico dell'esercizio	65
Saldo finale	223

Si ricorda che in base all'accordo del 5 novembre 1998, nell'anno 1999 è stato costituito il Patrimonio di destinazione del FIP ai sensi dell'articolo 2117 c.c., tramite il conferimento di valori mobiliari amministrati da un Comitato Referente appositamente nominato; di conseguenza, al presente bilancio è stato allegato il Rendoconto Patrimoniale ed Economico annuale del suddetto FIP.

b) Fondi imposte e tasse **147.787**

Nel corso dell'esercizio i Fondi hanno avuto il seguente movimento:

Saldo iniziale	107.639
- utilizzo per il pagamento delle imposte sul reddito dell'esercizio precedente	-100.184
- utilizzo per il pagamento dell'imposta sostitutiva prevista dal Decreto Legislativo n. 358/1997	-120
- utilizzo per credito di imposta limitato sui dividendi	-3
- onere dell'esercizio per imposte dirette correnti (IRPEG ed IRAP)	135.500
- imposta di bollo per assegni circolari relativa al IV° trimestre 2001	293
- variazione delle imposte differite dell'esercizio	4.662
Saldo finale	147.787

Nel corso dell'anno 2001 sono stati versati acconti per imposte dirette (IRPEG ed IRAP) per un importo complessivamente pari a 76.351 milioni di lire, comprensivi di 2.052 milioni di lire relativi al Credito Fondiario Toscano SpA, incorporato con effetto 1° gennaio 2001. Tale ammontare risulta esposto nella voce 130 - "Altre attività", unitamente al credito d'imposta cedutoci nel corso dell'esercizio dalla Cassa di Risparmio di Civitavecchia SpA, per un importo pari a 3.500 milioni di lire.
L'onere dell'esercizio per imposte correnti è stato determinato senza tener conto delle agevolazioni previste dagli articoli 22 e 23 del Decreto Legislativo n. 153/1999 ("Legge Ciampi"), attualmente al vaglio degli Organi Comunitari. A tale proposito si precisa che anche per l'anno 2001 la nostra Banca, uniformandosi alle indicazioni fornite in materia dall'ABI, ha intenzione di avvalersi delle suddette agevolazioni in sede di redazione della dichiarazione dei redditi per l'anno 2001 (Mod. UNICO 2002) e di versamento all'erario delle relative imposte, in analogia al comportamento tenuto per gli esercizi precedenti. Con riferimento ai risparmi d'imposta ottenuti a seguito delle agevolazioni previste dalla Legge Ciampi per gli esercizi dal 1999 al 2001, complessivamente pari a 12.164 milioni di lire ed interamente accantonati al Fondo imposte e tasse, si precisa che non è stata calcolata alcuna fiscalità anticipata e/o differita.
L'onere dell'esercizio per imposte correnti include un ulteriore accantonamento, pari a circa 2 miliardi di lire, destinato alla copertura di eventuali passività che potrebbero derivare dalla definizione di contenziosi fiscali in essere. In proposito si fa presente che gli ultimi esercizi definiti per decorrenza dei termini previsti per l'accertamento in materia di imposte dirette ed IVA sono, rispettivamente, il 1995 ed il 1996.
Si precisa infine che ai fini del calcolo delle imposte correnti (IRPEG) è stato provveduto ad usufruire delle agevolazioni previste dalla Legge n. 133/1999 ("Legge Visco") e dal Decreto Legislativo n. 466/1997 ("DIT"), nonché dalla Legge n. 383/2001 ("Tremonti-bis") per la parte riguardante le agevolazioni per le spese di formazione del personale dipendente.

Si ricorda che a partire dal bilancio chiuso al 31 dicembre 1999 viene iscritta la "fiscalità differita", in base a quanto previsto in materia dalla Banca d'Italia. A tal fine, tenendo conto della situazione fiscale della Cassa e, di conseguenza, della previsione per i futuri esercizi di rilevanti redditi imponibili, sono state contabilizzate tutte le imposte anticipate e differite, applicando con criteri prudenziali le vigenti aliquote fiscali IRPEG ed IRAP, rispettivamente variabili dal 36% al 35% e dal 4,75% al 4,25% in funzione dell'esercizio in cui è previsto il "rigiro" delle imposte; non è stato peraltro tenuto conto di quanto appostato al Fondo per rischi bancari generali (120.968 milioni di lire), non essendo previste perdite da fronteggiare tramite l'utilizzo di tale posta; in proposito si precisa inoltre che le suddette imposte si riferiscono principalmente a svalutazioni di crediti effettuate in esercizi precedenti senza i requisiti previsti dalla normativa fiscale per la loro deducibilità, nonché a fondi per rischi ed oneri costituiti con accantonamenti interamente ripresi a tassazione. Relativamente alle fattispecie per le quali il differimento dell'onere tributario è subordinato all'iscrizione di appositi accantonamenti destinati ad

prevista la contabilizzazione della relativa passività fiscale differita è costituita dai "Fondi rischi su crediti" (voce 90 del passivo); l'ammontare di tale teorica passività al 31 dicembre 2001 e della variazione in aumento della stessa intervenuta nell'esercizio risultano rispettivamente pari a 16.527 milioni di lire e 7.507 milioni di lire. Non sono state iscritte attività e/o passività per imposte anticipate e/o differite riguardanti poste di patrimonio netto; in proposito si precisa che la voce 120 - "Capitale" include riserve in sospensione d'imposta (ex Leggi n. 823/1973, 576/1975, 72/1983, 408/1990 e 413/1991), complessivamente pari a 363.537 milioni di lire, invariate rispetto all'esercizio precedente, mentre la voce 150 - "Riserve di rivalutazione" include riserve in sospensione d'imposta ai sensi della Legge n. 342/2000, di importo pari a 100.375 milioni di lire, iscritte in bilancio nel corrente esercizio; a fronte di tali riserve non sono state peraltro rilevate imposte differite passive, il cui ammontare teorico sarebbe di 190.204 milioni di lire, in quanto risulta esclusa la distribuzione agli azionisti delle riserve stesse.
Si precisa infine che non esistono attività per imposte anticipate relative a perdite fiscali.

Si riporta di seguito la movimentazione delle "Attività per imposte anticipate" e delle "Passività per imposte differite" avvenuta nell'esercizio:

Attività per imposte anticipate

1. Importo iniziale		**56.463**
2. Aumenti		**25.842**
2.1 Imposte anticipate sorte nell'esercizio	17.157	
2.2 Altri aumenti	8.685	
3. Diminuzioni		**16.786**
3.1 Imposte anticipate annullate nell'esercizio	16.675	
3.2 Altre diminuzioni	111	
4 Importo finale		**65.519**

La voce 2.2 "Altri aumenti" è relativa alla fiscalità anticipata acquisita a seguito dell'incorporazione del Credito Fondiario Toscano SpA.

Passività per imposte differite

1. Importo iniziale		**2.709**
2. Aumenti		**5.636**
2.1 Imposte differite sorte nell'esercizio	5.630	
2.2 Altri aumenti	6	
3. Diminuzioni		**973**
3.1 Imposte differite annullate nell'esercizio	973	
3.2 Altre diminuzioni	0	
4. Importo finale		**7.372**

La voce 2.2 "Altri aumenti" si riferisce alla fiscalità differita acquisita a seguito dell'incorporazione del Credito Fondiario Toscano SpA.

---

c) Altri fondi **68.659**

Nel corso dell'esercizio la suddetta voce si è movimentata come segue:

Saldo iniziale	52.159
- Incremento per l'incorporazione del Credito Fondiario Toscano SpA	9.102
- Accantonamenti	21.568
- Utilizzi	-14.170
Saldo finale	68.659

L'incremento derivante dall'incorporazione del Credito Fondiario Toscano SpA è relativo, per 8.700 milioni di lire, al Fondo oneri per la rinegoziazione dei tassi sui mutui agevolati, che in attesa di un quadro normativo definitivo è stato prudenzialmente mantenuto invariato, nonché a Fondi a disposizione dell'assemblea, per 402 milioni di lire.
Gli "Accantonamenti" includono gli aumenti, per 4.800 milioni di lire, del Fondo per garanzie e impegni su crediti cartolarizzati, per 2.748 milioni di lire, del Fondo per rischi su revocatorie e altre cause legali, per 2.298 milioni di lire, del Fondo a disposizione dell'Assemblea in seguito alla ripartizione dell'utile dell'esercizio 2000, per 7.000 milioni di lire, del Fondo oneri per il Personale nonché, per 4.662 milioni di lire, all'adeguamento del Fondo per rischi ed oneri relativi al Servizio di Concessione e Riscossione Tributi.
Gli "Utilizzi" si riferiscono, per 7.065 milioni di lire, al Fondo per garanzie e impegni cartolarizzati, per 2.557 milioni di lire, al Fondo per rischi su revocatorie ed altre cause legali, per 1.653 milioni di lire, a riprese di valore su crediti di firma, per 2.528 milioni di lire, alle erogazioni per opere di beneficienza a valere sul Fondo a disposizione dell'Assemblea nonché, per 323 milioni di lire, all'adeguamento del Fondo rischi ed oneri operazioni fuori bilancio di pertinenza del FIP.

7.3 Composizione della sottovoce 80 c "Fondi per rischi ed oneri: altri fondi"

Fondo per garanzie e impegni su crediti cartolarizzati	16.935
Fondo per rischi su revocatorie ed altre cause legali	19.191
Fondo per rischi ed oneri per garanzie e impegni su crediti di firma	4.532
Fondo oneri per il personale	10.000
Fondo a disposizione dell'Assemblea	1.916
Fondo per rischi relativi al Servizio di Concessione e Riscossione Tributi	6.208
Fondo oneri per la rinegoziazione dei tassi sui mutui agevolati	8.700
Fondo rischi ed oneri per operazioni fuori bilancio di pertinenza del FIP	1.177
Totale	68.659

prevista la contabilizzazione della relativa passività fiscale differita è costituita dai "Fondi rischi su crediti" (voce 90 del passivo); l'ammontare di tale teorica passività al 31 dicembre 2001 e della variazione in aumento della stessa intervenuta nell'esercizio risultano rispettivamente pari a 16.527 milioni di lire e 7.507 milioni di lire. Non sono state iscritte attività e/o passività per imposte anticipate e/o differite riguardanti poste di patrimonio netto; in proposito si precisa che la voce 120 - "Capitale" include riserve in sospensione d'imposta (ex Leggi n. 823/1973, 576/1975, 72/1983, 408/1990 e 413/1991), complessivamente pari a 363.537 milioni di lire, invariate rispetto all'esercizio precedente, mentre la voce 150 - "Riserve di rivalutazione" include riserve in sospensione d'imposta ai sensi della Legge n. 342/2000, di importo pari a 100.375 milioni di lire, iscritte in bilancio nel corrente esercizio; a fronte di tali riserve non sono state peraltro rilevate imposte differite passive, il cui ammontare teorico sarebbe di 190.204 milioni di lire, in quanto risulta esclusa la distribuzione agli azionisti delle riserve stesse.
Si precisa infine che non esistono attività per imposte anticipate relative a perdite fiscali.

Si riporta di seguito la movimentazione delle "Attività per imposte anticipate" e delle "Passività per imposte differite" avvenuta nell'esercizio:

Attività per imposte anticipate

1. Importo iniziale		**56.463**
2. Aumenti		**25.842**
2.1 Imposte anticipate sorte nell'esercizio	17.157	
2.2 Altri aumenti	8.685	
3. Diminuzioni		**16.786**
3.1 Imposte anticipate annullate nell'esercizio	16.675	
3.2 Altre diminuzioni	111	
4 Importo finale		**65.519**

La voce 2.2 "Altri aumenti" è relativa alla fiscalità anticipata acquisita a seguito dell'incorporazione del Credito Fondiario Toscano SpA.

Passività per imposte differite

1. Importo iniziale		**2.709**
2. Aumenti		**5.636**
2.1 Imposte differite sorte nell'esercizio	5.630	
2.2 Altri aumenti	6	
3. Diminuzioni		**973**
3.1 Imposte differite annullate nell'esercizio	973	
3.2 Altre diminuzioni	0	
4. Importo finale		**7.372**

La voce 2.2 "Altri aumenti" si riferisce alla fiscalità differita acquisita a seguito dell'incorporazione del Credito Fondiario Toscano SpA.

---

c) **Altri fondi** **68.659**

Nel corso dell'esercizio la suddetta voce si è movimentata come segue:

Saldo iniziale	52.159
- Incremento per l'incorporazione del Credito Fondiario Toscano SpA	9.102
- Accantonamenti	21.568
- Utilizzi	-14.170
Saldo finale	68.659

L'incremento derivante dall'incorporazione del Credito Fondiario Toscano SpA è relativo, per 8.700 milioni di lire, al Fondo oneri per la rinegoziazione dei tassi sui mutui agevolati, che in attesa di un quadro normativo definitivo è stato prudenzialmente mantenuto invariato, nonché a Fondi a disposizione dell'assemblea, per 402 milioni di lire.
Gli "Accantonamenti" includono gli aumenti, per 4.800 milioni di lire, del Fondo per garanzie e impegni su crediti cartolarizzati, per 2.748 milioni di lire, del Fondo per rischi su revocatorie e altre cause legali, per 2.298 milioni di lire, del Fondo a disposizione dell'Assemblea in seguito alla ripartizione dell'utile dell'esercizio 2000, per 7.000 milioni di lire, del Fondo oneri per il Personale nonché, per 4.662 milioni di lire, all'adeguamento del Fondo per rischi ed oneri relativi al Servizio di Concessione e Riscossione Tributi.
Gli "Utilizzi" si riferiscono, per 7.065 milioni di lire, al Fondo per garanzie e impegni cartolarizzati, per 2.557 milioni di lire, al Fondo per rischi su revocatorie ed altre cause legali, per 1.653 milioni di lire, a riprese di valore su crediti di firma, per 2.528 milioni di lire, alle erogazioni per opere di beneficienza a valere sul Fondo a disposizione dell'Assemblea nonché, per 323 milioni di lire, all'adeguamento del Fondo rischi ed oneri operazioni fuori bilancio di pertinenza del FIP.

7.3 Composizione della sottovoce 80 c "Fondi per rischi ed oneri: altri fondi"

Fondo per garanzie e impegni su crediti cartolarizzati	16.935
Fondo per rischi su revocatorie ed altre cause legali	19.191
Fondo per rischi ed oneri per garanzie e impegni su crediti di firma	4.532
Fondo oneri per il personale	10.000
Fondo a disposizione dell'Assemblea	1.916
Fondo per rischi relativi al Servizio di Concessione e Riscossione Tributi	6.208
Fondo oneri per la rinegoziazione dei tassi sui mutui agevolati	8.700
Fondo rischi ed oneri per operazioni fuori bilancio di pertinenza del FIP	1.177
	68.659

SEZIONE 8 - IL CAPITALE, LE RISERVE, IL FONDO PER RISCHI BANCARI GENERALI E LE PASSIVITA' SUBORDINATE

Fondo per rischi bancari generali (voce 100) **120.968**

Nel corso dell'esercizio la suddetta voce si è movimentata come segue:

Saldo iniziale	100.000
- Incremento per l'incorporazione del Credito Fondiario Toscano SpA	33.296
- Utilizzo della quota fiscalmente in sospensione d'imposta ai sensi dell'articolo 71 del DPR n. 917/1986	-12.328
Saldo finale	120.968

Al 31 dicembre 2001 il Fondo per rischi bancari generali, costituito a generale copertura del rischio d'impresa e, di conseguenza, dei rischi propri delle operazioni bancarie; dopo il suddetto utilizzo risulta interamente tassato, senza aver contabilizzato sullo stesso alcun importo a titolo di fiscalità anticipata.

Passività subordinate (voce 110) **879.435**

Le passività subordinate sono relative ai seguenti prestiti obbligazionari:

a) prestito obbligazionario subordinato in lire collocato presso la clientela della Banca nel giugno del 1997 con scadenza 1° luglio 2004. A fronte di tale prestito viene corrisposto alla clientela un tasso di interesse che alla data di chiusura dell'esercizio era pari al 2,2% semestrale. Il prestito in oggetto può essere rimborsato anticipatamente dopo che siano trascorsi 60 mesi dalla sua sottoscrizione, previa autorizzazione da parte della Banca d'Italia. Tale prestito è nel secondo anno di ammortamento ai fini della computabilità nel patrimonio di vigilanza. 400.000

b) prestito obbligazionario subordinato in lire collocato presso la clientela della Banca nel marzo del 1998 con scadenza 19 marzo 2008. A fronte di tale prestito viene corrisposto alla clientela un tasso di interesse che alla data di chiusura dell'esercizio era pari all'1,9% semestrale. Il prestito in oggetto può essere rimborsato anticipatamente dopo che siano trascorsi 60 mesi dalla sua sottoscrizione, previa autorizzazione da parte della Banca d'Italia. 280.000

c) prestito obbligazionario subordinato di 78 milioni di euro collocato presso la clientela della Banca nel giugno 2001 con scadenza 29 giugno 2008. A fronte di tale prestito viene corrisposto alla clientela un tasso di interesse che alla data di chiusura dell'esercizio era pari all'1,636% semestrale. 151.029

d) prestito obbligazionario subordinato di terzo livello di 25 milioni di euro, collocato sull'euromercato nel dicembre 2001, avente una durata di 27 mesi e, di conseguenza, non computabile nel Patrimonio di Vigilanza ma comunque dedotto dai rischi di mercato. A fronte di tale prestito viene corrisposto un tasso di interesse che alla data di chiusura dell'esercizio era pari allo 0,985% trimestrale. 48.406

Gli interessi pagati nel corrente esercizio a fronte dei suddetti prestiti, per un importo complessivo di 33.913 milioni di lire, sono stati contabilizzati nel conto economico alla Voce 20 - "Interessi passivi e oneri assimilati", lettera c) - "su debiti rappresentati da titoli".

Si precisa infine che per nessuno dei prestiti obbligazionari subordinati sopra riportati sono previste clausole che ne consentano la conversione in azioni od in altre forme di passività.

Capitale (voce 120) **1.086.236**

Al 31 dicembre 2001 il capitale sociale è formato da n. 1.086.236.393 azioni del valore nominale di L. 1.000 ciascuna, così ripartite:

	N° azioni	Quota %
- Ente Cassa di Risparmio di Firenze	454.026.608	41,799
- Sanpaolo IMI SpA	203.409.515	18,726
- BNP Paribas SA	74.468.217	6,856
- Ente Cassa di Risparmio di Pistoia e Pescia	42.050.703	3,871
- Cassa di Risparmio di Ravenna SpA	6.000.000	0,552
- Cardine Banca SpA	8.766.953	0,807
- Banca Carige SpA	8.766.953	0,807
- Altri	288.747.444	26,582
	1.086.236.393	100,000

Rispetto all'esercizio precedente il capitale sociale è aumentato di 20.869 milioni di lire dovuti, per 1.879 milioni di lire, all'assegnazione gratuita di n. 500 azioni a 3.758 dipendenti della Cassa di Risparmio di Firenze SpA, con la contestuale riduzione della riserva statutaria, e per 18.990 milioni di lire all'incorporarzione del Credito Fondiario Toscano SpA, avvenuta in data 1° agosto 2001.

Sovrapprezzi di emissione (voce 130) **632**

Nel corso dell'esercizio la voce non ha registrato movimenti.

Riserve (voce 140) **326.380**

Nel corso dell'esercizio le riserve hanno subìto le seguenti variazioni:

	a) Riserva legale	b) Riserva per azioni o quote proprie	c) Riserve statutarie	d) Altre riserve	Totale riserve
Saldi iniziali	212.773	0	23.943	28.697	265.413
- destinazione dell'utile dell'esercizio 2000	1.193			44.590	45.783
- *costituzione della riserva per azioni proprie in portafoglio al 31 dicembre 2001*		847	-847		0
- riduzione della riserva statutaria in seguito all'assegnazione gratuita di n. 500 azioni a 3.758 dipendenti della Cassa di Risparmio di Firenze SpA			-1.879		-1.879
- *apporto alla riserva statutaria dei "Resti di vendita su pegni prescritti" in base alla legge sul pegno*			217		217
- aumento della altre riserve in seguito all'incorporazione del Credito Fondiario Toscano SpA				16.846	16.846
Saldi finali	213.966	847	21.434	90.133	326.380

Riserve di rivalutazione (voce 150) **100.375**

Nel corso dell'esercizio la suddetta voce si è movimentata come segue:

Saldo iniziale	0
- Incremento per l'incorporazione del Credito Fondiario Toscano SpA	5.524
- Incremento in seguito alla rivalutazione dei beni immobili strumentali, effettuata ai sensi della Legge n. 342/2000	*94.851*
Saldo finale	100.375

Utile d'esercizio (voce 170) **164.425**

Dopo la presentazione della dichiarazione dei redditi relativi all'esercizio 2000 residua un credito d'imposta "pieno" da attribuire ai dividendi (c.d. "basket A") *pari a 363.186 milioni di lire ed un credito d'imposta "limitato" (c.d. "basket B") pari a 38.564 milioni di lire.*

Azioni o quote proprie (voce 120 dell'attivo) **847**

La suddetta voce rappresenta l'importo delle azioni proprie in portafoglio alla data di chiusura dell'esercizio, aventi un valore nominale complessivo di 400 milioni di lire, a fronte delle quali risulta iscritta una specifica riserva patrimoniale di pari ammontare.

Patrimonio e requisiti prudenziali di vigilanza al 31 dicembre 2001

Categorie/Valori		Importo
A. Patrimonio di vigilanza		
A.1 Patrimonio di base (tier 1)		1.504.509
A.2 Patrimonio supplementare (tier 2)		793.362
A.3 Elementi da dedurre		-165.062
A.4 Patrimonio di vigilanza		2.132.809
B. Requisiti prudenziali di vigilanza		
B.1 Rischi di credito		1.160.675
B.2 Rischi di mercato		6.332
di cui:		
- rischi del portafoglio non immobilizzato	6.332	
- rischi di cambio	0	
B.3 Altri requisiti prudenziali		13.171
B.4 Totale requisiti prudenziali		1.180.178
C. Attività di rischio e coefficenti di vigilanza		
C.1 Attività di rischio ponderate		16.876.541
C.2 Patrimonio di base/Attività di rischio ponderate		8,91%
C.3 Patrimonio di vigilanza/Attività di rischio ponderate		12,64%

SEZIONE 9 - ALTRE VOCI DEL PASSIVO

9.1 - Composizione della voce 50 "ALTRE PASSIVITA'" **1.732.037**

La voce comprende le seguenti poste:

- scritture viaggianti fra filiali per operazioni impostate negli ultimi giorni dell'anno ed eseguite dopo la data di chiusura dell'esercizio	72.666
- rettifiche per portafoglio S.B.F. e D.I.	64.575
- conti creditori della gestione "concessione riscossione tributi" per sgravi, tolleranze, sospensioni, ecc.	713.632
- importi da versare al fisco per conto terzi	23.465
- debiti verso l'erario	28.272
- somme a disposizione della clientela	75.270
- conti creditori presso dipendenze	108.260
- creditori per operazioni sull'estero	30.866
- competenze e contributi relativi al personale da erogare	43.109
- partite di competenza dell'esercizio regolate nell'anno successivo	17.813
- fornitori e fatture da ricevere	69.632
- Enti Previdenziali per contributi da versare nell'esercizio successivo	16.819
- bonifici su base monetaria	364.796
- altre partite diverse	102.862

9 .2 - Composizione della voce 60 "RATEI E RISCONTI PASSIVI" **109.609**

La voce è così composta:

a) Ratei passivi		**101.891**
- su obbligazioni	75.497	
- su operazioni reverse convertible	4	
- su contratti derivati di copertura	2.003	
- su operazioni in valuta	3.104	
- su depositi a risparmio vincolati	35	
- su certificati di deposito	7.314	
- su rapporti con banche	9.096	
- su operazioni pronti contro termine	4.836	
- altri	2	
b) Risconti passivi		**7.718**
- su portafoglio sconto	4.107	
- su commissioni crediti di firma	1.894	
- su contributi vari Enti, canoni attivi ecc.	1.717	

SEZIONE 10 - LE GARANZIE E GLI IMPEGNI

10.1 Composizione della voce 10 "Garanzie rilasciate"		**955.124**
a) crediti di firma di natura commerciale	341.017	
b) crediti di firma di natura finanziaria	614.017	
c) *attività costituite in garanzia*	90	

La voce è costituita dalle seguenti tipologie di garanzie rilasciate:

Crediti di firma di natura commerciale	
- accettazioni	22.836
- avalli e fidejussioni	254.968
- aperture di credito documentarie	63.213
Crediti di firma di natura finanziaria	
- avalli e fidejussioni	614.017
Attività costituite a garanzia	
- depositi cauzionali in titoli per c/terzi	90

10.2 Composizione della voce 20 "Impegni"		**302.733**
a) impegni a erogare fondi a utilizzo certo	269.696	
b) impegni a erogare fondi a utilizzo incerto	33.037	

Gli impegni ad erogare fondi ad utilizzo certo sono relativi a:

- titoli da ricevere per operazioni da regolare	107.620
- impegni per depositi in valuta da erogare a banche residenti e non residenti	44.527
- impegni per finanziamenti da erogare a clientela ordinaria	12.937
- impegni per finanziamenti in valuta da erogare a clientela ordinaria residente	6.293
- *margini disponibili su linee di credito irrevocabili concesse*	96.813
- altri impegni	1.506

Gli impegni ad erogare fondi ad utilizzo incerto sono relativi a:

- impegni per contributi da versare al FIP	6.974
- impegni verso il Fondo interbancario di tutela dei depositi	26.063

10.3 Attività costituite in garanzia di propri debiti			**1.488.821**
	valore nominale	valore di bilancio	
A) Titoli a garanzia anticipazioni Banca d'Italia (depositati presso la Banca d'Italia). La garanzia è costituita in *relazione al credito concessoci*	47.788	45.434	
B) Titoli a garanzia emissione assegni circolari propri (depositati presso la Banca d'Italia). La cauzione è costituita in relazione agli assegni in circolazione	22.559	22.711	
C) Titoli a garanzia operazioni pronti contro termine di raccolta	1.417.305	1.420.676	

10.4 Margini attivi utilizzabili su linee di credito		**167.617**
a) banche centrali		
- riserva obbligatoria mobilizzabile alla data di chiusura dell'esercizio	167.614	
a) altre banche		
- linee di credito concesseci da banche	3	

10.5 Operazioni a termine

Categoria di operazioni	Di copertura	Di negoziazione	Altre operazioni
1 Compravendite			
1.1 Titoli			
- acquisti	-	107.620	-
- vendite	-	112.080	-
1.2 Valute			
- valute contro valute	-	3.208	-
- acquisti contro euro	-	343.673	-
- vendite contro euro	-	686.006	-
2.Depositi e finanziamenti			
- da erogare	-	-	57.464
- da ricevere	-	-	285.856
3. Contratti derivati			
3.1 Con scambio di capitali			
a) titoli			
- acquisti		86.570	-
- vendite	-	542.697	-
b) valute			
- valute contro valute	-	-	-
- acquisti contro euro	-	-	-
- vendite contro euro	-	-	-
c) altri valori	-	-	
- acquisti	-	-	-
- vendite	-	-	-
3.2 Senza scambio di capitali			
a) valute			
- valute contro valute	-	-	-
- acquisti contro euro	-	-	-
- vendite contro euro	-	-	-
b) altri valori			
- acquisti	2.973.071	-	-
- vendite	128.375	99.741	1.481.695

I contratti derivati stipulati dalla nostra Banca ed in essere al 31 dicembre 2001 comprendevano:

- *interest rate swap* per 1.481.695 milioni di lire a copertura del rischio di tasso connesso ai prestiti obbligazionari strutturati emessi dalla Banca ed esposti, secondo quanto richiesto dalla Banca d'Italia, nella colonna "Altre operazioni" tra le "vendite", nonché nella colonna "Di copertura" tra gli acquisti per il doppio del loro ammontare;
- *interest rate swap* a copertura di altre operazioni per 9.681 milioni di lire di acquisti e 128.375 milioni di lire di vendite
- un *interest rate cap,* stipulato nell'ambito della operazione di *securitization* posta in essere nel 1999, per 99.741 milioni di lire;
- acquisti di opzioni su titoli di capitale per 11.443 milioni di lire di acquisti e 28.714 milioni di lire di vendite;
- acquisti di opzioni su titoli di debito per 75.127 milioni di lire di acquisti e 513.983 milioni di lire di vendite;
- *bond option* stipulate dal FIP per 82.059 milioni di lire di opzioni acquistate e 540.374 milioni di lire d di opzioni vendute.

SEZIONE 11 - CONCENTRAZIONE E DISTRIBUZIONE DELLE ATTIVITA' E DELLE PASSIVITA'

11.1 Grandi rischi

a) ammontare	822.292
b) numero	3

11.2 Distribuzione dei crediti verso clientela per principali categorie di debitori

		Composizione percentuale
a) Stati	235.744	1,65%
b) altri enti pubblici	226.708	1,59%
c) società non finanziarie	8.130.995	57,01%
d) società finanziarie	1.132.057	7,94%
e) famiglie produttrici	1.181.371	8,28%
f) altri operatori	3.356.201	23,53%
Totale	**14.263.076**	**100,00%**

11.3 Distribuzione dei crediti verso imprese non finanziarie *e famiglie produttrici residenti*

		Composizione *percentuale*
a) Servizi del commercio, recuperi e riparazioni	1.919.027	20,61%
b) Altri servizi destinati alla vendita	1.256.930	13,50%
c) Prodotti tessili, cuoio, calzature e abbigliamento	1.110.440	11,92%
d) Edilizia e opere pubbliche	995.261	10,69%
e) Servizi degli alberghi e pubblici esercizi	525.876	5,65%
f) Altre branche	3.504.499	37,63%
Totale	**9.312.033**	**100,00%**

11.4 Distribuzione delle garanzie rilasciate per principali categorie di controparti

		Composizione percentuale
a) Stati	0	0,00%
b) altri enti pubblici	10.693	1,12%
c) banche	74.869	7,84%
d) società non finanziarie	763.910	79,98%
e) società finanziarie	34.942	3,66%
f) famiglie produttrici	26.227	2,75%
g) altri operatori	44.483	4,66%
Totale	**955.124**	**100,00%**

11.5 *Distribuzione territoriale delle attività e delle passività*

Voci/Paesi	Italia	Altri Paesi della U.E.	Altri Paesi	Totali
1. Attivo	**18.463.327**	**638.031**	**60.602**	**19.161.960**
1.1 Crediti verso banche	1.946.247	105.335	45.164	2.096.746
1.2 Crediti verso clientela	14.147.692	110.780	4.604	14.263.076
1.3 Titoli	2.369.388	421.916	10.834	2.802.138
2. Passivo	**18.273.584**	**862.184**	**191.024**	**19.326.792**
2.1 Debiti verso banche	2.539.109	720.118	146.559	3.405.786
2.2 Debiti verso clientela	10.005.716	92.530	43.860	10.142.106
2.3 Debiti rappresentati da titoli	4.891.368	894	195	4.892.457
2.4 Altri conti	837.391	48.642	410	886.443
3. Garanzie e impegni	**1.140.911**	**111.673**	**5.273**	**1.257.857**

.6 Distribuzione temporale delle attività e delle passività

ci/Durate residue	Durata determinata								
				oltre 1 anno fino a 5 anni		oltre 5 anni			
	a vista	fino a 3 mesi	oltre 3 mesi fino a 12 mesi	tasso fisso	tasso indi-cizzato	tasso fisso	tasso indi-cizzato	Durata indeter-minata	Totale Generale
Attivo	**4.369.412**	**3.738.722**	**4.709.534**	**3.160.298**	**3.265.340**	**1.708.850**	**3.343.860**	**509.139**	**24.805.155**
1 Titoli del Tesoro rifinanziabili	745	4.087	16.561	41.504	8.466	71.025	453	0	142.841
2 Crediti verso banche	281.666	905.756	712.188	0	14.522	0	0	182.614	2.096.746
3 Crediti verso clientela	3.960.870	2.146.283	1.725.302	831.039	2.327.252	475.284	2.470.521	326.525	14.263.076
4 *Obbligazioni e altri titoli di debito*	15.748	6.398	56.990	297.275	804.215	571.178	848.145	0	2.599.949
5 Operazioni "fuori bilancio"	110.383	676.198	2.198.493	1.990.480	110.885	591.363	24.741	0	5.702.543
. Passivo	**11.244.696**	**3.468.794**	**4.289.922**	**2.249.961**	**2.354.598**	**648.463**	**765.870**	**23**	**25.022.327**
1 Debiti verso banche	1.745.556	1.320.547	74.883	111.814	0	152.986	0	0	3.405.786
2 Debiti verso clientela	8.972.112	1.143.307	26.351	0	280	0	33	23	10.142.106
3 Debiti rappresentati da titoli									
- obbligazioni	44.952	786	799.609	987.500	1.884.468	137.250	261.640	0	4.116.205
- certificati di deposito	26.065	239.668	198.605	108.079	8.451	0	0	0	580.868
- altri titoli	195.384	0	0	0	0	0	0	0	195.384
4 Passività subordinate	0	0	0	0	400.000	0	479.435	0	879.435
5 Operazioni "fuori bilancio"	260.627	764.486	3.190.474	1.042.568	61.399	358.227	24.762	0	5.702.543

11.7 Attività e passività in valuta

a) attività		**745.867**
1. Crediti verso banche	217.775	
2. Crediti verso clientela	378.368	
3. Titoli	145.999	
4. Partecipazioni	0	
5. Altri conti	3.725	
b) passività		**385.388**
1. Debiti verso banche	325.118	
2. Debiti verso clientela	60.270	
3. Debiti rappresentati da titoli	0	
4. Altri conti	0	

11.8 Operazioni di cartolarizzazione

La Cassa di Risparmio di Firenze SpA ha in corso una cartolarizzazione di crediti in sofferenza tramite l'Arranger Paribas e Finanziaria Internazionale Securitisation Group SpA.
La motivazione strategica sottostante a tale operazione è stata quella di rendere liquidi dei crediti che per la loro natura presentano caratteristica di scarsa liquidità ed incertezza nei tempi di realizzo di tali somme.
L'operazione è stata effettuata nel novembre del 1999 per un ammontare di sofferenze nette pari a 305,9 miliardi di lire, costituiti da crediti derivanti da mutui e linee di credito assistite da ipoteche per un ammontare netto di 81,7 miliardi di lire e da crediti derivanti da finanziamenti in altre forme tecniche tra cui conti correnti di corrispondenza, linee di credito, anticipi su fatture, ricevute bancarie anticipi salvo buon fine, anticipi export, anticipi import, anticipi IVA, specialcrediti e specialprestiti per un ammontare netto di 224,2 miliardi di lire.
A fronte di tale cessione di crediti la società veicolo (PERSEO FINANCE SRL di cui la C.R.Firenze detiene una interessenza del capitale pari al 60%) ha pagato un corrispettivo pari a 243,5 miliardi di lire ed ha emesso titoli per complessivi 129 milioni di Euro così suddivisi:

Classi	Emissione Classi	Rendimento	Importo Sottoscritto da CRF	Prezzo Sottoscr.	Prezzo Bilancio	Rating alla Emissione (Fitch/Moody)
A	**85 mln/Euro**	**Euribor 6 m. +140 bp**		**100**		**A/A2**
B	**44 mln/Euro**	**2% fisso**	**44 mln/Euro**	**100**	**100**	

I titoli di classe "B" sono subordinati al rimborso del capitale e degli interessi relativi alla classe "A"

Tutti i titoli hanno una scadenza convenzionale al 2015 con possibilità di rimborso anticipato in relazione all'evoluzione degli incassi dei crediti ceduti. Alla Cassa è demandata l'attività di amministrazione, gestione, incasso e recupero dei crediti ceduti nel rispetto di una Collection Policy adottata in relazione alle posizioni "in sofferenza" di propria pertinenza. Per tale attività la Cassa percepisce un compenso semestrale massimo fino al 4% degli incassi e dei recuperi effettuati. Al 31/12/2001 i titoli di classe "A" in circolazione ammontano a € 51.511.700,00 dopo aver provveduto, alle varie scadenze, al rimborso di € 33.488.300,00. Al 25/1/2002 è stata rimborsata una ulteriore tranche di € 8.172.750,00 portando il residuo a € 43.338.950,00. Relativamente all'andamento dell'operazione si può rilevare che al 31/12/2001 il valore residuo dei crediti è sufficiente a rimborsare tutti gli impegni e cioè gli interessi ed il capitale sia della classe "A" che della classe "B"; di conseguenza i titoli di classe "B" in portafoglio della Cassa sono stati mantenuti al valore di costo, non ravvisando alcuna necessità di svalutazione. E' stato predisposta un'attività di monitoraggio mensile che partendo dalla valutazione puntuale dei crediti oggetto dell'operazione è in grado di rilevare la valutazione dei titoli di classe "B" in portafoglio della Cassa. Relativamente alla situazione dell'operazione al 31/12/2001 si riporta il seguente prospetto:

	DATI IN MILIONI DI LIRE	SITUAZIONE AL 31/12/2001	SITUAZIONE AL 31/12/2000
A.	**Attività cartolarizzate**	**188.012**	**213.935**
A 1)	Crediti	184.011	209.139
A 3)	Risconti attivi su anticipazione Interest Rate Cap	3.983	4.796
A 4)	Altre	18	0
B.	**Impiego delle disponibilità rivenienti dalla gestione dei crediti**	**21.546**	**30.454**
B 3)	Liquidità	21.293	29.857
B 4)	Ratei attivi	253	597
C.	**Titoli emessi**	**184.937**	**223.607**
C 1)	Titoli di categoria "A"	99.741	138.411
C 2)	Titoli di categoria "B"	85.196	85.196
D.	**Finanziamenti ricevuti**	**0**	**0**
E.	**Altre passività**	**17.814**	**16.360**
E 1)	Fornitori	1.417	2.909
E 2)	Debitori diversi	13.096	8.860
E 3)	Ratei passivi	3.301	4.591
F.	**Interessi passivi su titoli emessi**	**8.513**	**10.649**
G.	**Commissioni e provvigioni a carico dell'operazione**	**1.799**	**2.039**
G 1)	Per servizio di servicing	1.692	1.936
G 2)	Costi correnti	107	103
H.	**Altri oneri**	**8.602**	**9.071**
H 1)	Spese e commissioni	5.047	5.397
H 2)	Premio interest rate cap	813	1.013
H 3)	Perdite su crediti	2.742	2.661
I.	**Interessi generati dalle attività cartolarizzate**	**4.654**	**5.238**
L.	**Altri ricavi**	**16.645**	**18.273**
L 1)	Interessi attivi	1.008	1.124
L 2)	Sopravvenienze attive	15.634	17.149
L 3)	Prestazioni	3	0

Relativamente al rischio di concentrazione sui crediti ceduti non esistono posizioni creditorie singole che rappresentano più del 2% dei crediti in essere. Per quanto riguarda la composizione del portafoglio si rimanda al seguente prospetto:

N. posizioni	Fascia di importo in Milioni di lire	Totale di portafoglio in Milioni di lire
2.669	tra 0 e 50	33.475
558	tra 50 e 150	48.158
261	tra 150 e 500	68.307
38	oltre 500	34.071
3.526		184.011

Si precisa che nell'ambito dell'operazione in esame è stato stipulato un Interest Rate Cap a copertura del rischio di tasso della società veicolo, il cui valore nozionale pari a 99.741 milioni di lire al 31 dicembre 2001 è stato incluso nella tabella 10.5 della presente Nota Integrativa. Inoltre, sempre nell'ambito della cartolarizzazione in analisi, è stata concessa alla società veicolo una linea di credito di importo pari a 96.813 milioni di lire, riportata nelal tabella 10.2 della presente Nota Integrativa. Infine, si evidenzia che alla data di chiusura dell'esercizio erano presenti all'interno della voce "Altre attività", sottovoce "Altre partite", 9.012 milioni di lire di crediti vantati dalla Banca nei confronti della società veicolo per spese relative [illegible] essere rimborsati dal veicolo.

SEZIONE 12 - GESTIONE E INTERMEDIAZIONE PER CONTO TERZI

12.1 Negoziazione di titoli

a) acquisti			0
1. regolati		0	
2. non regolati		0	
b) vendite			0
1. regolate		0	
2. non regolate		0	

12.2 Gestioni patrimoniali

12.2 Gestioni patrimoniali			3.428.071
1. titoli emessi dalla banca che redige il bilancio		695	
2. altri titoli		3.427.376	

Le gestioni patrimoniali includono gli investimenti effettuati nei confronti del Fondo Pensione Aperto "CRF Previdenza", costituito dalla Cassa di Risparmio di Firenze SpA ai sensi del Decreto Legislativo n. 124/1993 ed articolato in quattro comparti (obbligazionario, obbligazionario bilanciato, bilanciato e bilanciato azionario); in accordo con la normativa vigente, i rendiconti dei singoli comparti vengono riportati in apposito allegato al presente bilancio.

12.3 Custodia e amministrazione di titoli

a) titoli di terzi in deposito (escluse gestioni patrimoniali)			23.648.618
1. titoli emessi dalla banca che redige il bilancio		3.881.274	
- a custodia	3.828.830		
- a garanzia	52.444		
2. altri titoli		19.767.344	
- a custodia	19.329.302		
- a garanzia	438.042		
b) titoli di terzi depositati presso terzi			18.836.302
- a custodia		18.398.260	
- a garanzia		438.042	
c) titoli di proprietà depositati presso terzi			2.969.421

12.4 Incasso di crediti per conto di terzi: rettifiche dare e avere

a) rettifiche "dare"			4.960.899
1. conti correnti		13.342	
2. portafoglio centrale		3.118.192	
3. cassa		30	
4. altri conti		1.829.335	
B) rettifiche "avere"			5.025.474
1. conti correnti		0	
2. cedenti effetti e documenti		4.321.733	
3. altri conti		703.741	

12.5 Altre operazioni

12.5 Altre operazioni			4.972.041
1) Ruoli ricevuti dalla banca nell'ambito del Servizio di Concessione e Riscossione Tributi e non ancora incassati alla data di chiusura dell'esercizio.		3.101.851	
2) Operazioni di finanziamento gestite come capofila		18.838	
3) Contratti derivati con scambio di capitali			
a) titoli		1.807.469	
a.1) acquisti regolati	487.727		
a.2) acquisti non regolati	0		
a.3) vendite regolate	1.319.742		
a.4) vendite non regolate	0		
b) valute		30.459	
b.1) acquisti regolati	13.105		
b.2) acquisti non regolati	0		
b.3) vendite regolate	17.354		
b.4) vendite non regolate	0		
4) Contratti derivati senza scambio di capitali		13.424	
4.1) acquisti regolati	2.000		
4.2) acquisti non regolati	0		
4.3) vendite regolate	11.424		
4.4) vendite non regolate	0		

PARTE C

INFORMAZIONI SUL CONTO ECONOMICO

SEZIONE 1 - GLI INTERESSI

1.1 Composizione della Voce 10 "Interessi attivi e proventi assimilati"			**1.172.103**
a) **su crediti verso banche**		**64.635**	
- di cui: su crediti verso banche centrali	8.260		
- di cui: su prestiti subordinati	1.442		
b) **su crediti verso clientela**		**979.309**	
- di cui: su crediti con fondi di terzi in amministrazione	=		
la voce è così composta:			
- sconti attivi	21.282		
- conti correnti, anticipazioni, finanziamenti	645.799		
- mutui ipotecari e ad Enti Pubblici	303.274		
- mutui artigiancassa	2.130		
- prestiti su pegno	1.521		
- prestiti contro cessione stipendio	252		
- sofferenze (al netto delle rettifiche di valore sugli interessi maturati ma non incassati nell'esercizio, pari a 3.528 milioni di lire)	4.096		
- operazioni pronti contro termine	955		
c) **su titoli di debito**		**126.889**	
d) **altri interessi attivi**		**1.270**	
-su depositi in c/c postale	2		
-sul credito d'imposta per acconti sul trattamento di fine rapporto ai sensi della Legge 140/1997	468		
-su altri crediti d'imposta verso l'erario	800		
e) **saldo positivo dei differenziali su operazioni "di copertura"**		0	

1.2 Composizione della Voce 20 "Interessi passivi e oneri assimilati" **578.181**

a) **su debiti verso banche**		**155.149**	
- conti correnti, depositi, finanziamenti	139.427		
- su operazioni pronti contro termine con Banca d'Italia	2.939		
- su operazioni pronti contro termine con banche	12.783		
b) **su debiti verso clientela**		**189.336**	
- su depositi e conti correnti	131.732		
- su operazioni pronti contro termine	57.163		
- su altri rapporti	441		
c) **su debiti rappresentati da titoli**		**210.492**	
- su obbligazioni	150.945		
- su obbligazioni subordinate	33.913		
- su certificati di deposito	25.634		
d) **su fondi di terzi in amministrazione**		**0**	
e) **su passività subordinate** (non rappresentate da titoli)		**0**	
f) **saldo negativo dei differenziali su operazioni di "copertura"**		**23.204**	

1.3 Dettaglio della Voce 10 " Interessi attivi e proventi assimilati"

a) **su attività in valuta**		**38.070**
- banche	7.213	
- clientela ordinaria	24.371	
- titoli in valuta	6.486	

1.4 Dettaglio della Voce 20 " Interessi passivi e oneri assimilati"

a) **su passività in valuta**		**56.301**
- banche	54.749	
- clientela ordinaria	1.552	

SEZIONE 2 - LE COMMISSIONI

2.1 Composizione della Voce 40 "Commissioni attive" — **400.275**

a) garanzie rilasciate				**10.020**
b) derivati su crediti				**0**
c) servizi di gestione, intermediazione e consulenza:				**164.563**
1. negoziazione di titoli			0	
2. negoziazione di valute			6.710	
3. *gestioni patrimoniali:*			19.903	
3.1. individuali		19.903		
3.2. collettive		0		
4. custodia e amministrazione di titoli			5.280	
5. banca depositaria			7.109	
6. collocamento di titoli			1.602	
7. raccolta di ordini			7.145	
8. *attività di consulenza*			0	
9. distribuzione di servizi di terzi:			116.814	
9.1. gestioni patrimoniali		0		
a) individuali	0			
b) collettive	0			
9.2. prodotti assicurativi		30.190		
9.3. altri prodotti		86.624		
d) servizi di incasso e pagamento				**86.396**
e) servizi di servicing per operazioni di cartolarizzazione				**1.848**
f) esercizio di esattorie e ricevitorie				**55.440**
g) altri servizi				**82.008**

2.2 Dettaglio della Voce 40 "Commissioni attive"

a) presso propri sportelli:		**138.277**
1. gestioni patrimoniali	19.903	
2. collocamento di titoli	1.602	
3. servizi e prodotti di terzi	116.772	
b) offerta fuori sede:		**42**
1. gestioni patrimoniali	0	
2. collocamento di titoli	0	
3. servizi e prodotti di terzi	42	

2.3 Composizione della Voce 50 "Commissioni passive" — **27.237**

a) garanzie ricevute			**1.158**
b) derivati su crediti			**0**
c) servizi di gestione, intermediazione e consulenza:			**3.682**
1. negoziazione di titoli		872	
2. *negoziazione di valute*		1	
3. gestioni patrimoniali:		558	
3.1. portafoglio proprio	558		
3.2. portafoglio di terzi	0		
4. custodia e amministrazione di titoli		1.450	
5. collocamento di titoli		144	
6. offerta fuori sede di titoli, prodotti e servizi		657	
d) servizi di incasso e pagamento			**19.016**
e) altri servizi			**3.381**

SEZIONE 3 - I PROFITTI E LE PERDITE DA OPERAZIONI FINANZIARIE

3.1 - Composizione della voce 60 "Profitti/perdite da operazioni finanziarie" **26.307**

Voci/Operazioni	Operazioni su titoli	Operazioni su valute	Altre operazioni
A.1 Rivalutazioni	10.816	0	0
A.2 Svalutazioni	-18.245	0	0
B. Altri profitti/perdite	15.400	16.772	1.564
TOTALI	**7.971**	**16.772**	**1.564**
1. Titoli di Stato	15.478		
2. Altri titoli di debito	-8.467		
3. Titoli di capitale	-5.306		
4. Contratti derivati su titoli	6.266		

La voce "A.1 Rivalutazioni" è così composta:

Rivalutazioni su portafoglio titoli			**10.816**
Titoli di Stato		1.676	
Altri titoli di debito		680	
Titoli di capitale		6.136	
Titoli di pertinenza del FIP per rischio paese		2.324	

La voce "A.2 Svalutazioni" è così composta:

Svalutazioni su Portafoglio Titoli			**18.245**
Titoli di Stato		2.226	
Altri titoli di debito		10.907	
Titoli di capitale		5.112	

La voce "B. Altri profitti/perdite" è così composta:

Operazioni su titoli			**15.400**
Utile da negoziazione titoli		9.134	
Contratti derivati su titoli		6.266	
- margini positivi	33.767		
- margini negativi	-27.501		
Operazioni su valute			**16.772**
Include i risultati delle valutazioni delle operazioni in bilancio e "fuori bilancio" effettuate a norma dell'articolo 21 del Decreto Legislativo n. 87/1992			
Altre operazioni			**1.564**
Proventi netti per differenziali su contratti derivati		1.564	
Totale voce 60 del conto economico			**26.307**

4.1 Numero medio dei dipendenti per categoria

	2001	2000
a) dirigenti	40	27
b) funzionari	446	468
c) restante personale	3.248	3.314
Totale azienda	3.734	3.809

Numero complessivo di dipendenti per categoria al 31 dicembre

	2001	2000
a) dirigenti	50	29
b) funzionari	440	452
c) restante personale	3.209	3.287
Totale azienda	3.699	3.768

Alla data di chiusura dell'esercizio i dipendenti di ruolo della Società erano 3475 per il ramo credito e 224 per il ramo Concessioni e Riscossioni Tributi, con un decremento complessivo di 69 unità, di cui 55 relative al ramo credito.

Le spese per il personale ammontano a 461.701 milioni di lire con un incremento, rispetto all'esercizio precedente, di 12.764 milioni di lire, pari al 2,8%; va peraltro precisato che le spese dell'esercizio 2001 includono i dati relativi al Credito Fondiario Toscano SpA, incorporato con effetto 1° gennaio 2001, nonché il premio di produttività relativo anche all'esercizio in corso, con maggiori costi per un importo complessivamente pari ad oltre 20 miliardi di lire.

Le altre spese amministrative di cui alla sottovoce b) della voce 80 ammontano a 289.065 milioni di lire; di seguito viene riportato il dettaglio di tali spese suddiviso per categorie e raffrontato con i valori dell'esercizio precedente, che peraltro non includeva i costi sostenuti dal Credito Fondiario Toscano SpA, ammontanti ad oltre 5 miliardi di lire.

Composizione della voce 80 b "Altre spese amministrative"

VOCI	CONSISTENZA ALLA DATA DI CHIUSURA DELL'ESERCIZIO	VARIAZIONI RISPETTO ALL'ESERCIZIO PRECEDENTE ASSOLUTE	%
Spese per servizi professionali	**24.514**	**-1.895**	**-7,2**
Spese per acquisto di beni e servizi non professionali	**131.973**	**5.650**	**4,5**
- cancelleria, carta e stampati	3.925	-187	-4,5
- energia elettrica, riscaldamento e acqua potabile	6.890	-466	-6,3
- trasporto	7.727	1.208	18,5
- pulizie varie	6.686	142	2,2
- varie per ufficio	8.241	600	7,9
- vigilanza	1.773	-200	-10,1
- costi di elaborazione e registrazione dati effettuati da terzi	68.883	2.044	3,1
- postali, telefoniche, telex e trasmissione dati	19.933	-53	-0,3
- altre spese ramo credito	2.528	130	5,4
- altre spese ramo concessione riscossione tributi	5.387	2.432	82,3
Fitti e canoni passivi	**31.439**	**2.987**	**10,5**
- fitti relativi ad immobili	13.174	688	5,5
- canoni per macchine elettroniche e costi per acquisto software e licenze d'uso	18.265	2.299	14,4
Premi per assicurazioni	**9.120**	**172**	**1,9**
Imposte indirette e tasse	**47.678**	**205**	**0,4**
La voce include l'imposta di bollo (38,0 miliardi di lire), l'imposta sostitutiva ex DPR 601/73 (4,8 miliardi di lire) e l'ICI (2,5 miliardi di lire).			
Altre spese amministrative	**44.341**	**-1.325**	**-2,9**
- medaglie di presenza	3.439	701	25,6
- manutenzione immobili locati a terzi	560	41	7,9
- manutenzione beni ad uso aziendale	12.393	-474	-3,7
- pubblicità e propaganda	13.734	-3.745	-21,4
- rappresentanza	787	-139	-15,0
- quote associative	1.446	170	13,3
- altre spese amministrative ramo credito	8.238	1.197	17,0
- spese ramo concessione riscossione tributi	3.744	924	32,8
Totale voce 80 b "Altre spese amministrative"	**289.065**	**5.794**	**2,0**

La riduzione delle spese di "pubblicità e propaganda" è essenzialmente legata al sostenimento, nell'esercizio 2000, dei costi relativi al collocamento delle azioni ordinarie sul mercato telematico azionario.

SEZIONE 5 - LE RETTIFICHE, LE RIPRESE E GLI ACCANTONAMENTI

Composizione della voce 90 "Rettifiche di valore su immobilizzazioni immateriali e materiali"		**84.057**
Ammortamento di immobilizzazioni immateriali	38.415	
Ammortamento di immobili	17.959	
Ammortamento di mobili, impianti, macchinari e attrezzature	27.683	

L'ammortamento delle immobilizzazioni immateriali include un importo di circa 4.846 milioni di lire, corrispondente al 50% dell'avviamento iscritto nel bilancio 2001 in seguito all'annullamento delle azioni del Credito Fondiario Toscano SpA, incorporato in data 1° agosto 2001. L'ammortamento degli immobili include un importo di circa 3.513 milioni di lire, pari al 3% della rivalutazione dei beni immobili strumentali, effettuata nel bilancio 2001.

Composizione della voce 100 "Accantonamenti per rischi ed oneri"		**19.210**
Accantonamento per rischi ed oneri relativi al personale	7.000	
Accantonamento per rischi di revocatoria su operazioni securitizzate	4.800	
Accantonamento per rischi su concessioni	4.662	
Accantonamento per rischi su revocatorie ed altre cause legali	2.748	

5.1 - Composizione della voce 120 "Rettifiche di valore su crediti e accantonamenti per garanzie e impegni"			**109.590**
a) rettifiche di valore su crediti		**109.514**	
di cui:			
- rettifiche forfettarie per rischio paese	150		
- altre rettifiche forfettarie	0		
b) accantonamenti per garanzie e impegni		**76**	
di cui:			
- accantonamenti forfettari per rischio paese	76		
- altri accantonamenti forfettari	0		

La composizione analitica della voce 120 è la seguente:

Rettifiche di valore su crediti per cassa per chiusura delle posizioni		**27.661**
- verso clientela in linea capitale	27.661	
Rettifiche di valore su crediti per cassa emergenti in sede di valutazione di fine esercizio		**81.703**
- verso clientela in linea capitale	81.703	
Rettifiche di valore forfettarie su crediti per cassa		**150**
- verso clientela in linea capitale per rischio paese	150	
Accantonamenti forfettari per rischio paese su crediti di firma		**76**
- verso banche	61	
- verso clientela	15	

Si precisa che le rettifiche di valore corrispondenti alla quota di interessi di mora su sofferenze maturati nell'esercizio e giudicati non recuperabili, per un importo pari a 3.528 milioni di lire, sono state contabilizzate in diretta rettifica della Voce 10 - "Interessi attivi e proventi assimilati".

Composizione della voce 130 "Riprese di valore su crediti e su accantonamenti per garanzie e impegni"			**51.620**
Riprese di valore su crediti per cassa per chiusura delle posizioni		**2.053**	
- su crediti verso clientela in linea capitale ex articolo 3, comma 108, Legge n. 549/1995	60		
- su altri crediti verso clientela in linea capitale	1.993		
Riprese di valore (rivalutazioni) emergenti in sede di valutazione di fine esercizio su crediti precedentemente svalutati e su accantonamenti per garanzie e impegni		**25.951**	
- su crediti per cassa verso clientela in linea capitale ex articolo 3, comma 108, Legge n. 549/1995	283		
- su altri crediti per cassa verso clientela in linea capitale	16.451		
- su altri crediti per cassa verso clientela in linea capitale per rischio "fisiologico"	7.549		
- su crediti di firma verso clientela	1.668		
Riprese di valore per crediti incassati in misura superiore al valore di bilancio		**13.729**	
- su crediti per cassa verso clientela in linea capitale ex articolo 3, comma 108, Legge n. 549/1995	378		
- su altri crediti per cassa verso clientela in linea capitale	13.351		
Riprese di valore per recuperi su posizioni a "sofferenza" passate a perdite nei precedenti esercizi		**9.887**	

Composizione della voce 140 del conto economico - "Accantonamenti ai fondi rischi su crediti"		**25.455**
Accantonamento per rischi su crediti in conto capitale in sospensione d'imposta ai sensi dell'articolo 71, 3° comma, del DPR n. 917/1986	21.000	
Accantonamento per rischi su crediti in conto interessi in sospensione d'imposta ai sensi dell'articolo 71, ultimo comma, del DPR n. 917/1986	4.455	

Composizione della voce 150 "Rettifiche di valore su immobilizzazioni finanziarie" **3.542**

Le suddette rettifiche, calcolate in base all'articolo 18 del Decreto Legislativo n. 87/1992, si riferiscono alle seguenti partecipazioni:

Imprese del gruppo		**24**
- Informatica Casse Toscane SpA in liquidazione - Lucca - altre società	24	
Altre partecipazioni		**3.518**
- Immobiliare Novoli SpA - Firenze - altre società	218	
- Immocri SpA - Roma - altre società	135	
- Sanpaolo Imi Private Equity Scheme B.V. - Amsterdam (NL) - altre società	1.505	
- Nomisma SpA - Bologna - altre società	5	
- Eurobic Toscana Sud Spa - Poggibonsi (Si) - altre società	4	
- Istituto Enciclopedia Banca e Borsa Spa - Roma - altre società	1	
- Welcome Italia Spa - Massarosa (Lu) - altre società	1.649	
- Grosseto Sviluppo Spa - Grosseto - altre società	1	

Composizione della voce 160 "Riprese di valore su immobilizzazioni finanziarie" **836**

Le suddette riprese, calcolate in base all'articolo 18 del Decreto Legislativo n. 87/1992, si riferiscono alle seguenti partecipazioni:

Altre partecipazioni		**836**
- Arval Service Lease Italia Spa -Scandicci (Fi) - altre società	760	
- Sici - Sviluppo Imprese Centro Italia soc. Gest Risp. Spa - Firenze - altre società	11	
- Centro Affari e Convegni di Arezzo Srl - Arezzo - altre società	21	
- Siena Parcheggi Spa - Siena - altre società	41	
- Società di gestione per il realizzo Spa - Roma - altre società -	3	

Voce 210 "Variazione del fondo per rischi bancari generali" **12.328**

La suddetta variazione, avente segno positivo, deriva dall'obbligo di utilizzare, in base a quanto richiesto dalla vigente normativa fiscale relativamente alla copertura delle perdite su crediti (articolo 71 del DPR n. 917/1986), la quota di tale fondo fiscalmente in sospensione d'imposta riferita ad accantonamenti per rischi su crediti in conto capitale, iscritta in bilancio a seguito dell'incorporazione del Credito Fondiario Toscano SpA, avvenuta con effetto 1° gennaio 2001.

SEZIONE 6 - ALTRE VOCI DEL CONTO ECONOMICO

Viene di seguito fornita specifica evidenza dei ricavi e dei costi connessi agli investimenti di pertinenza dei Fondi Integrativi di Previdenza "interni", *riportati nello schema di conto economico delle Voci* 65 - "Ricavi su investimenti dei fondi di quiescenza e per obblighi simili" e 85 - "Accantonamenti dei ricavi su investimenti dei fondi di quiescenza e per obblighi simili", aventi l'identico saldo di 2.355 milioni di lire. Secondo quanto richiesto da una nota tecnica diffusa dalla Banca d'Italia, nella presente sezione della nota integrativa viene inoltre fornita la composizione della Voce 65.

Composizione della voce 65 "Ricavi su investimenti dei fondi di quiescenza e per obblighi simili"			**2.355**
Premi su opzioni (al netto dei premi pagati)		10.128	
Interessi attivi su titoli		9.972	
Perdite nette da negoziazione titoli		-8.854	
Svalutazione dei titoli non immobilizzati		-8.844	
Accantonamento al Fondo per rischi ed oneri per operazioni fuori bilancio del FIP		-1.177	
Rivalutazione dei titoli non immobilizzati		543	
Altri ricavi netti di pertinenza del FIP		587	

6.1 Composizione della voce 70 "Altri proventi di gestione"			**145.944**
Recupero spese di tenuta conto su saldi creditori		66.552	
Recupero spese da clientela per:		48.008	
- bolli su documenti contabili	35.815		
- crediti in sofferenza	3.624		
- altri	8.569		
Recupero spese per il personale distaccato a tempo pieno presso altre Società		6.354	
Recupero spese con le altre società del Gruppo		5.273	
Premi ricevuti per opzioni		13.227	
Fitti attivi su immobili		4.707	
Altri proventi di gestione		1.823	

6.2 Composizione della voce 110 "Altri oneri di gestione"			**22.339**
Premi pagati per opzioni		13.227	
Oneri per acquisizione di affari e servizi		5.362	
Oneri per acquisizione di affari e servizi - concessioni		2.416	
Canoni passivi su immobilizzazioni in leasing finanziario		785	
Altri oneri di gestione		459	
Retrocessioni e abbuoni alla clientela		90	

6.3 Composizione della voce 180 "Proventi straordinari"			**28.659**
Utili da realizzi di immobilizzazioni materiali		15.641	
Incasso di crediti per interessi di mora		5.882	
Utili da realizzi di partecipazioni		2.675	
Rivalutazione delle rimanenze iniziali dei titoli non immobilizzati quotati derivante *dal cambiamento dei criteri di contabilizzazione e valutazione dei titoli*		1.545	
Resti di vendita su pegno prescritti a norma della legge sul pegno		217	
Altre sopravvenienze attive:		2.699	
- ramo credito	2.481		
- ramo concessione riscossione tributi	218		

6.4 Composizione della voce 190 "Oneri straordinari"			**12.752**
Oneri per esodi incentivati in seguito a ristrutturazioni interne		9.165	
Ripianamento perdite società partecipate		1.061	
Perdite per rapina in franchigia assicurativa		910	
Apporto a "riserva statutaria" dei resti di vendita su pegno prescritti a norma della legge sul pegno		217	
Altre sopravvenienze passive:		1.399	
- ramo credito	1.079		
- ramo concessione riscossione tributi	320		

6.5 Composizione della voce 220 "Imposte sul reddito dell'esercizio"			**139.786**
1. *Imposte correnti*		135.500	
2. Variazione delle imposte anticipate		-370	
3. Variazione delle imposte differite		4.656	
4. Imposte sul reddito dell'esercizio (1 +/-2 -/+3)		139.786	

SEZIONE 7 - ALTRE INFORMAZIONI SUL CONTO ECONOMICO

7.1 Distribuzione territoriale dei proventi

La società non svolge attività bancaria al di fuori dello Stato Italiano, non avendo filiali estere; tutti i proventi sono pertanto attribuibili al mercato nazionale.

PARTE D

ALTRE INFORMAZIONI

SEZIONE 1 - GLI AMMINISTRATORI E I SINDACI

1.1 Compensi

COGNOME E NOME	*CARICA RICOPERTA*	*DURATA DELLA CARICA*	*EMOLUMENTI PER LA CARICA*	*BENEFICI NON MONETARI*	*BONUS E ALTRI INCENTIVI*	*ALTRI COMPENSI*
BENEDETTI Aureliano	Presidente	1/1 – 31/12	780			73
BUSI Giampiero	Vice Presidente	1/1 – 31/12	250			22
ANTINORI Piero	Consigliere	1/1 – 31/12	50			5
CAMPAIOLI Paolo	Consigliere	1/1 – 31/12	400			149
CLAMON Jean	Consigliere	1/1 – 31/12	50			2
CORSI Francesco (*)	Consigliere	1/1 – 31/12	130			17
FERRAGAMO Ferruccio	Consigliere	1/1 – 31/12	50			2
FOLONARI Ambrogio	Consigliere	1/1 – 31/12	50			7
GINORI LISCI Lionardo	Consigliere	1/1 – 31/12	50			5
MARZILI Pier Giovanni (*)	Consigliere	1/1 – 31/12	130			217
MATTERA Massimo (*)	Consigliere	1/1 – 31/12	130			14
MORBIDELLI Giuseppe (*)	Consigliere	1/1 – 31/12	130			53
PACI Ivano	Consigliere	1/1 – 31/12	50			3
POGGIOLINI Foscolo	Consigliere	1/1 – 31/12	135			73
SPADAFORA Giuseppe (*)	Consigliere	1/1 – 31/12	130			20
FIORI Vieri	Presidente del Collegio Sindacale	1/1 – 31/12	110			103
CALEFFI Franco	Sindaco effettivo	1/1 – 31/12	73			13
SACCONI Marco	Sindaco effettivo	1/1 – 31/12	73			86
MANCINI Francesco	Sindaco supplente	1/1 – 31/12	6			22
ROGANTINI PICCO Giuseppe	Sindaco supplente	1/1 – 31/12	38			62
MOSCATELLI Lino	Direttore Generale	1/1 – 31/12	840	8	500	35

(*) Membro del Comitato Esecutivo

Si precisa che:

- la "Durata della carica" è riferita all'anno 2001;
- i "Benefici non monetari" si riferiscono a polizze assicurative;
- gli "Altri compensi" sono costituiti da gettoni di presenza, da rimborsi spese forfettari e dagli emolumenti percepiti per incarichi ricoperti presso altre società del Gruppo Bancario Cassa di Risparmio di Firenze.

1.2 Crediti e garanzie rilasciate

a)	Amministratori	313.684
b)	Sindaci	8.606

SEZIONE 2 - IMPRESA CAPOGRUPPO O ENTE CREDITIZIO COMUNITARIO CONTROLLANTE

2.1 Denominazione Cassa di Risparmio di Firenze SpA

2.1 Sede Via Bufalini, 4/6 - Firenze

Per quanto riguarda i fatti di rilievo avvenuti dopo la chiusura dell'esercizio, l'evoluzione prevedibile della gestione, i rapporti con le Società controllate, collegate e consociate ed il progetto di destinazione dell'utile di esercizio, si rimanda a quanto riportato nella Relazione sulla gestione.

k-option attribuite agli amministratori e ai direttori generali

GGETTO	DIRITTI DI ASSEGNAZIONE O OPZIONI ATTRIBUITI NEL CORSO DELL'ESERCIZIO					ASSEGNAZIONE DI AZIONI O ESERCIZIO DELLE OPZIONI REALIZZATE NEL CORSO DELL'ESERCIZIO		
	ASSEGNAZIONE GRATUITA DI AZIONI		OPZIONI DI ACQUISTO O SOTTOSCRIZIONE			ASSEGNAZIONE GRATUITA DI AZIONI	OPZIONI DI ACQUISTO O SOTTOSCRIZIONE	
OGNOME E NOME	NUMERO DI AZIONI ASSEGNABILI	DATA DI ASSEGNAZIONE	NUMERO DI AZIONI ACQUISTABILI O SOTTOSCRIVIBILI	PREZZO PER AZIONE DI ESERCIZIO DELLE OPZIONI	PERIODO DI ESERCIZIO	NUMERO AZIONI ASSEGNATE	NUMERO AZIONI ACQUISTATE O SOTTOSCRITTE	PREZZO DI ESERCIZIO
SCATELLI Lino						500		

ALLEGATI AL BILANCIO

CONTO ECONOMICO RICLASSIFICATO

VOCI		31 dicembre 2001		31 dicembre 2000	VARIAZIONI assoluta	%
10 Interessi attivi e proventi assimilati		1.172.103		1.029.020	143.083	13,90
20 Interessi passivi e oneri assimilati		-578.181		-496.512	-81.669	16,45
30 Dividendi ed altri proventi		99.268		66.969	32.299	48,23
Margine di interesse		**693.190**		**599.477**	**93.713**	**15,63**
40 Commissioni attive		400.275		430.720	-30.445	-7,07
50 Commissioni passive		-27.237		-34.102	6.865	-20,13
60 Profitti (perdite) da operazioni finanziarie		26.307		34.327	-8.020	-23,36
- utile da negoziazione in titoli e contratti derivati	16.965		37.730			
- utile da negoziazione in valute e contratti derivati	16.771		17.527			
- rivalutazione titoli	10.816		1.349			
- svalutazione titoli	-18.245		-22.279			
70 Altri proventi di gestione		145.944		130.396	15.548	11,92
110 Altri oneri di gestione		-22.339		-17.765	-4.574	25,75
Margine d'intermediazione		**1.216.140**		**1.143.053**	**73.087**	**6,39**
80 Spese amministrative		-750.766		-732.208	-18.558	2,53
- spese per il personale	-461.701		-448.937			
- altre spese amministrative	-289.065		-283.271			
90 Rettifiche di valore su immobilizzazioni immateriali e materiali		-84.057		-71.934	-12.123	16,85
Risultato di gestione		**381.317**		**338.911**	**42.406**	**12,51**
100 Accantonamenti per rischi ed oneri		-19.210		-8.569	-10.641	124,18
120 Rettifiche di valore su crediti e accantonamenti per garanzie e impegni		-109.589		-125.880	16.291	-12,94
130 Riprese di valore su crediti e su accantonamenti per garanzie e impegni		51.620		39.071	12.549	32,12
140 Accantonamenti ai Fondi rischi su crediti		-25.455		-2.040	-23.415	1147,79
150 Rettifiche di valore su immobilizzazioni finanziarie		-3.542		-3.633	91	-2,50
160 Riprese di valore su immobilizzazioni finanziarie		836		7.110	-6.274	-88,24
Utile prima dei componenti straordinari		**275.977**		**244.970**	**31.007**	**12,66**
180 Proventi straordinari		28.658		49.585	-20.927	-42,20
190 Oneri straordinari		-12.752		-25.138	12.386	-49,27
210 Variazione del Fondo per Rischi Bancari Generali		12.328		0	12.328	100,00
Utile al lordo delle imposte		**304.211**		**269.417**	**34.794**	**12,91**
220 Imposte sul reddito dell'esercizio		-139.786		-114.800	-24.986	21,76
230 Utile di esercizio		**164.425**		**154.617**	**9.808**	**6,34**

PETTO DELLE VARIAZIONI DEI CONTI CAPITALE, RISERVE, FONDO PER RISCHI BANCARI GENERALI E UTILE D'ESERCIZIO

VOCI	CAPITALE	SOVRAPPREZZI DI EMISSIONE	RISERVA LEGALE	RISERVA PER AZIONI PROPRIE	RISERVA STATUTARIA	ALTRE RISERVE	RISERVE DI RIVALUTAZIONE	FONDO PER RISCHI BANCARI GENERALI	UTILE D'ESERCIZIO	TOTALE
al 31 dicembre 2000	**1.065.367**	**632**	**212.773**	**0**	**23.943**	**28.697**	**0**	**100.000**	**154.617**	**1.586.029**
azione dell'utile dell'esercizio 2000 (come da delibera semblea dei *Soci del 27/4/2001*)			1.193			44.589			-154.617	-108.835 *
ıto del *capitale sociale con contestuale diminuzione della* a statutaria in seguito all'assegnazione gratuita di n. 500 a 3.758 dipendenti	1.879				-1.879					0
ıto del capitale sociale, delle riserve e del fondo per rischi ri generali in seguito all'incorporazione del Credito Fondiario no SpA, avvenuta in data 1° agosto 2001	18.990					16.846	5.524	33.296		74.656
ızione della riserva per azioni proprie tramite l'utilizzo della statutaria				847	-847					0
ıento delle riserve di rivalutazione in seguito alla *rivalutazione* ni immobili strumentali, effettuata in applicazione della Legge /2000							94.851			94.851
to *alla riserva statutaria* dei "Resti di vendita su pegno prescritti" e alla legge sul pegno					217					217
o della quota fiscalmente in sospensione d'imposta del fondo per bancari generali per la copertura di perdite su crediti in conto le ai sensi dell'articolo 71, 3° comma, del DPR 917/1986								-12.328		-12.328
lell'esercizio 2001									164.425	164.425
al 31 dicembre 2001	**1.086.236**	**632**	**213.966**	**847**	**21.434**	**90.132**	**100.375**	**120.968**	**164.425**	**1.799.015**

le destinato al Fondo a disposizione dell'Assemblea	2.298
le destinato agli azionisti	106.537
	108.835

RENDICONTO FINANZIARIO

		31 dicembre 2001		31 dicembre 2000	
Fondi generati e raccolti					
Fondi generati dalla gestione reddituale:					
Utile d'esercizio		164.425		154.617
Incrementi dei fondi per l'incorporazione del Credito Fondiario Toscano SpA		13.898		
Accantonamenti a:		219.751		177.859
- Riserva statutaria	217		183	
- Fondi trattamento di fine rapporto e di quiescenza e per obblighi simili	34.414		54.622	
- Altri fondi:				
- Fondo per rischi e oneri del FIP	0		1.500	
- Fondo per rischi su crediti securitizzati	4.800		3.787	
- Fondo per rischi su revocatorie ed altre cause legali	2.748		4.893	
- Fondo per oneri del personale	7.000		0	
- Fondi per rischi relativi al Servizio di Concessione e Riscossione Tributi	4.662			
- Fondi imposte e tasse	140.455		110.834	
- Fondi rischi su crediti	25.455		2.040	
Rettifiche di valore su:		87.599		75.567
- Partecipazioni	3.542		3.633	
- Immobilizzazioni immateriali	38.416		26.934	
- Immobilizzazioni materiali	45.641		45.000	
Totale fondi generati dalla gestione reddituale		485.673		408.043
Incremento (decremento) di altre passività:		22.472		1.435.441
- Debiti verso banche	635.849		901.158	
- Altre passività	-578.080		510.464	
- Ratei e risconti passivi	-35.297		23.819	
Incremento (decremento) della raccolta		454.901		-62.505
- Debiti verso clientela e fondi di terzi in amministrazione	134.957		-78.225	
- Debiti rappresentati da titoli e passività subordinate	319.944		15.720	
Aumenti del capitale sociale, delle riserve e del Fondo per rischi bancari generali in seguito all'incorporazione del Credito Fondiario Toscano SpA ed all'iscrizione della riserva di rivalutazione ai sensi della Legge n. 343/2000		169.507		0
TOTALE FONDI GENERATI E RACCOLTI		1.132.553		1.780.979
Fondi utilizzati e impiegati				
Utilizzo di fondi generati dalla gestione reddituale:		161.731		151.225
- Utilizzo del Fondo trattamento fine rapporto e del Fondo di quiescenza e per obblighi simili	28.474		54.578	
- Utilizzo del Fondo oneri per il personale	0		2.000	
- Utilizzo del Fondo a disposizione dell'Assemblea	2.528		2.325	
- Utilizzo del Fondo per rischi e oneri del FIP	323		228	
- Utilizzo del Fondo per rischi su crediti securitizzati	7.065		1.891	
- Utilizzo del Fondo per rischi su attività concessioni	0		453	
- Utilizzo del Fondo per rischi su revocatorie ed altre cause legali	2.557		1.133	
- Utilizzo del Fondo imposte e tasse	100.307		77.459	
- Utilizzo del Fondo rischi su crediti	8.149		11.158	
- Utilizzo del Fondo per rischi bancari generali	12.328		0	
Incremento (decremento) di altre attività:		668.653		625.578
- Partecipazioni (al netto delle vendite)	367.954		328.702	
- Immobilizzazioni materiali (al netto delle vendite)	118.273		13.714	
- Immobilizzazioni immateriali	46.542		30.816	
- Altre attività	136.661		242.187	
- Ratei e risconti attivi	-777		10.159	
Incremento (decremento) degli impieghi:		193.334		929.708
- Cassa e disponibilità presso banche centrali	126.148		1.438	
- Titoli di proprietà e certificati di deposito	-577.470		-968.123	
- Crediti verso banche	254.331		-438.619	
- Crediti verso clientela	390.325		2.335.012	
Utile dell'esercizio precedente destinato agli azionisti ed al Fondo a disposizione dell'Assemblea		108.835		74.468
TOTALE FONDI UTILIZZATI E IMPIEGATI		1.132.553		1.780.979

ELENCO DEGLI IMMOBILI DI PROPRIETA' (valori espressi in lire)

	Valore bilancio al netto delle rivalutazioni	Rivalutazione Legge 19.12.73 n. 823	Rivalutazione Legge 2.12.75 n. 576	Rivalutazione Legge 19.3.83 n. 72	Rivalutazione Legge 30/12/91 n.413	Rivalutazione Legge 29/12/90 n.408	Rivalutazione Legge 21/11/2000 n. 342	Valore bilancio lordo al 31.12.01 Totale	Rettifiche di valore al 31.12.01	Valore di Bilancio e Valore fiscale al 31.12.01 Totale
Adua (P.za), 1/B	426.513.350	0	0	0	2.170.144.056	0	801.097.498	3.397.754.904	1.199.687.551	2.198.067.353
Amendola (V.le), 44-46	2.590.013	0	5.609.610	13.431.286	31.369.090	0	0	52.999.999	0	52.999.999
Aretina (Via) (Area fabbricabile per parcheggio Ag. 24)	85.761.040	0	0	0	0	0	397.103.115	482.864.155	27.350.080	455.514.075
Bartolommei (Via), 4	862.542.500	0	0	0	0	0	18.282.112	880.824.612	272.249.350	608.575.262
Brunelleschi (P.za), 10	356.233.789	50.000.000	189.533.282	360.000.000	4.922.163.384	1.692.714.160	2.044.074.046	9.614.718.661	2.903.160.221	6.711.558.440
Brunelleschi (P.za), 19 - Castellaccio (Via del), 40	91.914.202	0	273.231.615	538.269.882	1.305.711.190	1.044.462.347	1.006.243.220	4.259.832.456	1.027.627.430	3.232.205.026
Brunelleschi (P.za), 19 ang. Castellaccio (Via del), 40	195.126.408	0	574.272.544	1.305.730.118	3.507.277.472	599.699.298	16.753.152	6.198.858.992	466.332.253	5.732.526.739
Bufalini (Via), 15	751.754.000	0	0	0	0	0	246.000	752.000.000	0	752.000.000
Bufalini (Via), 2 a 14, Castellaccio, 2 a 12 Servi, 8-10	2.646.229.376	3.157.353.861	869.593.538	10.492.002.072	25.162.550.108	85.222.014.307	17.642.544.895	145.192.288.157	44.898.056.802	100.294.231.355
Bufalini (Via), 23-25-27-29/r	494.260.641	0	0	0	2.792.449.844	268.962.574	810.031.724	4.365.704.783	1.246.675.926	3.119.028.857
Bufalini (Via),2-8/r-Servi (Via dei),8-10, Castellaccio, 2-10	252.446.123	46.332.920	221.226.159	1.463.509.860	3.830.405.054	4.283.884.664	26.479.807	10.124.284.587	1.960.147.042	8.164.137.545
Capponi P. (Via), 89	737.673.240	0	0	0	0	0	0	737.673.240	0	737.673.240
Casentino (Via), 53	140.837.696	0	0	0	41.274.869	0	19.170.393	201.282.958	57.321.447	143.961.511
Casentino (Via), 57 - Mugello (Via), 29	192.181.644	40.000.000	0	0	1.329.986.300	0	821.785.342	2.383.953.286	655.471.885	1.728.481.401
Compagni (Via), 12-14	25.474	0	40.403.403	87.241.260	136.807.362	56.742.992	109.535	321.330.026	4.789.927	316.540.099
Dalmazia (P.za), 37/r e Morgagni (V.le), 5/r	207.649.914	0	0	0	1.403.090.113	302.363.070	816.537.833	2.729.640.930	761.530.158	1.968.110.772
De Sanctis (Via), 46-48-50-56	481.566.616	0	0	0	3.269.580.476	0	1.662.809.717	5.413.956.809	1.376.375.513	4.037.581.296
De Sanctis (Via), 49	2.053.561.808	0	0	0	3.086.946.662	6.122.876.591	3.141.113.968	14.404.499.029	5.136.634.000	9.267.865.029
Duse (V.le), 24/b-d ang. Zacconi (Via)	41.500.000	0	0	0	593.608.050	0	221.479.174	856.587.224	232.284.841	624.302.383
Europa (V.le), 13-25	4.177.305.747	0	0	0	522.694.253	0	1.861.159.586	6.561.159.586	1.457.994.374	5.103.165.212
Europa (V.le), 181-183-185c	289.264.135	0	0	0	1.497.930.747	295.875.294	662.428.945	2.745.499.121	827.864.095	1.917.635.026
Europa (V.le),11 (posti auto)	97.067.157	0	0	0	0	0	59.140.976	156.208.133	30.894.377	125.313.756
Fabroni (Via), 21/A (ex C.F.T.)	138.007.379	0	0	0	0	0	35.992.621	174.000.000	0	174.000.000
Fra Bartolomeo (Via), 37/R (ex C.F.T.)	1.156.145.437	0	0	0	200.212.536	0	1.036.118.413	2.392.476.386	1.250.334.230	1.142.142.156
Galluzzo - Acciaioli (P.za), 1/4 e 2/r ang. Senese (Via)	155.915.737	35.000.000	0	0	843.930.439	0	549.408.465	1.584.254.641	461.782.280	1.122.472.361
Gelsomino (Via del), 101/b	27.610.970	0	0	0	483.535.776	1.494.240	298.413.070	811.054.056	185.385.678	625.668.378
Gioberti (Via), 113-165/r ang. Beccaria (P.za)	59.349.248	149.999.999	0	0	2.616.214.548	0	1.562.902.222	4.388.466.017	1.020.119.998	3.368.346.019
Gioberti (Via), 133	95.218.347	0	0	0	13.351.303	0	82.170.356	190.740.006	46.462.206	144.277.800
Leonardo da Vinci (Via), 22 (ex C.F.T.)	6.371.814.788	0	0	0	28.868.280	0	5.185.842.766	11.586.525.834	5.459.696.892	6.126.828.942
Leonardo da Vinci (Via), 7 (ex C.F.T.)	888.300.000	0	0	0	0	0	0	888.300.000	13.324.500	874.975.500
Leonardo da Vinci (Via), 7 (ex C.F.T.)	939.700.000	0	0	0	0	0	0	939.700.000	0	939.700.000
Libertà (P.za della) Posti auto	440.465.300	0	0	0	0	0	95.425.434	535.890.734	101.967.456	433.923.278
Lorenzo di Credi (Via), 2 ang. Alberti (P.za)	9.465.626	18.194.635	111.680.098	332.273.163	670.575.478	0	0	1.142.189.000	0	1.142.189.000
Malespini (Vicolo), 1 - Vacchereccia (Via), 14/r	6.060.094	0	29.972.407	63.749.811	135.696.171	144.521.517	0	380.000.000	0	380.000.000
Martiri del popolo (Via), 35-39/r	377.940.596	0	0	234.258.100	994.020.374	279.466.102	509.134.995	2.394.820.167	966.664.772	1.428.155.395
Masaccio (Via), 204	960.653.880	0	0	0	0	0	0	960.653.880	0	960.653.880
Masaccio (Via), 41-43	1.126.823.000	0	0	0	0	0	6.493.415	1.133.316.415	152.315.907	981.000.508
Matteotti (V.le), 72	8.585.138.874	0	0	0	3.187.523.624	0	4.936.173.039	16.708.835.537	4.710.100.603	11.998.734.934
Medici (Via dei), 2	231.446.873	0	0	336.811.640	506.920.863	359.247.281	787.295.200	2.221.721.857	488.373.513	1.733.348.344
Mille (V.le dei), 76	193.524.059	0	27.243.323	63.636.363	1.012.438.929	285.422.827	704.697.948	2.286.963.449	555.572.352	1.731.391.097
Mille (V.le dei), 78	31.009.066	0	92.627.297	216.363.637	723.947.747	137.637.240	94.027.950	1.295.612.937	58.881.325	1.236.731.612
Mille (V.le dei), 93	2.550.827	0	0	193.793.032	190.474.242	269.251.899	0	656.070.000	0	656.070.000
Monalda (Via), 1	61.500.891	0	0	938.499.109	2.346.049.736	0	1.464.933.432	4.810.983.168	748.812.663	4.062.170.505
Monalda (Via), 7-9-13/r	22.294.243	54.999.999	0	0	1.868.145.274	0	825.268.665	2.770.708.181	653.829.426	2.116.878.755
Orsini (Via), 96	307.621.692	0	0	0	65.171.434	23.350.124	206.958.678	603.101.928	171.194.986	431.906.942
Palazzuolo (Via), 5-7-9-9/a - S. Paolino (P.za), 1	23.726.965	460.000.000	0	0	590.002.256	18.480.326.893	79.595.147	19.633.651.261	6.122.660.799	13.510.990.462
Palazzuolo (Via), 7 - S. Paolino (P.za), 1/a	89.181.639	0	0	533.709.358	1.663.806.461	1.390.255.959	343.976.234	4.020.929.651	199.834.489	3.821.095.162
Peretola - I° Settembre (Via), 42 ang. Faccioli (Via)	627.756.332	0	0	0	1.251.671.202	181.389.703	616.420.653	2.677.237.890	1.107.555.027	1.569.682.863
Pian dei Giullari (Via), 32-34-36 e 10-12 r	2.789.501.314	0	0	0	0	0	550.766.401	3.340.267.715	560.475.746	2.779.791.969
Pian dei Giullari (Via), 32-34-36 e 10-12 r	1.508.894.042	0	0	0	0	0	429.490.997	1.938.385.039	496.536.590	1.441.848.449
Porta al Prato (P.le della), 44-46	138.909.046	0	0	0	251.090.954	0	0	390.000.000	0	390.000.000
Portinari (Via), 5-5/a	148.456.010	0	0	0	3.787.216.167	147.092.043	3.602.346.343	7.685.110.563	1.415.663.880	6.269.446.683
Pratesi (Via),6	524.225.970	0	0	0	0	0	0	524.225.970	0	524.225.970
Prato (Via il), 109/r ang. Porta a Prato (Pz.le), 42	465.579.303	0	0	0	1.749.663.165	45.133.791	876.965.802	3.137.342.061	931.462.323	2.205.879.738
Pucci (Via) ang. Servi (Via dei)	3.728.223.940	0	0	0	0	0	0	3.728.223.940	0	3.728.223.940
Pucci (Via) ang. Servi (Via dei)-Pal.zo Incontri	12.182.728.839	0	0	0	0	0	209.741.056	12.392.469.895	2.764.243.992	9.628.225.903
Puccini (P.za), 2-2/a-3 e Ponte alle Mosse (Via), 229	455.728.566	0	29.848.075	98.533.410	1.727.278.927	0	869.161.727	3.180.550.705	875.967.226	2.304.583.479

ELENCO DEGLI IMMOBILI DI PROPRIETA' (valori espressi in lire)

		Valore bilancio al netto delle rivalutazioni	Rivalutazione Legge 19.12.73 n. 823	Rivalutazione Legge 2.12.75 n. 576	Rivalutazione Legge 19.3.83 n. 72	Rivalutazione Legge 30/12/91 n.413	Rivalutazione Legge 29/12/90 n.408	Rivalutazione Legge 21/11/2000 n. 342	Valore bilancio lordo al 31.12.01 Totale	Rettifiche di valore al 31.12.01	Valore di Bilancio e Valore fiscale al 31.12.01 Totale
	Puccini (P.za), 3	44.842.606	0	23.945.482	79.047.981	285.318.142	0	0	433.154.211	0	433.154.211
	Ruote (Via delle), 55	390.494.969	0	0	806.542.603	974.934.144	2.005.193.317	2.670.077.335	6.847.242.368	1.431.659.639	5.415.582.729
	S. Egidio (Via), 14	5.850.000.000	0	0	0	0	0	415.750.000	6.265.750.000	1.328.722.500	4.937.027.500
	S. Egidio (Via), 14	2.000.869.000	0	0	0	0	0	64.300.455	2.065.169.455	452.124.539	1.613.044.916
	S.Caterina d'Alessandria (Via),14 ang. Ruote (Via delle)	417.962.428	0	0	0	525.418.660	2.213.077.908	1.931.001.154	5.087.460.150	1.240.083.955	3.847.376.195
	Servi (Via dei), 19	1.808.200	0	0	498.191.800	584.104.418	926.685.715	510.913.336	2.521.703.469	149.354.573	2.372.348.896
	Speziali (Via degli), 14-16/r	220.140.200	0	0	0	2.325.702.682	0	3.287.377.574	5.833.220.456	1.008.217.070	4.825.003.386
	Statuto (Via dello), 7 ang. Cernaia (Via della)	47.880.940	40.000.000	0	0	1.126.904.689	0	177.992.121	1.392.777.750	434.561.083	958.216.667
	Stazione (Piazza della) - Posti auto Firenze parcheggi	483.749.260	0	0	0	0	0	126.863.042	610.612.302	148.930.671	461.681.631
	Tornabuoni (Via), 23/r ang. Parione (Via del)	718.029.569	0	0	0	1.919.135.113	99.301.227	6.038.845.793	8.775.311.702	1.538.571.053	7.236.740.649
	Vecchietti (Via), 1/r ang. Strozzi (Via), 22/r	84.727.025	0	42.546.067	139.394.338	469.246.556	127.412.656	4.384.610.914	5.247.937.556	405.375.683	4.842.561.873
	Peruzzi (Via), 36-37	64.602.429	0	0	0	490.623.201	80.790.226	221.724.284	857.740.140	233.472.344	624.267.796
	Toscana (C.so), 60	12.530.720	0	0	0	20.295.872	528.789.373	151.636.311	713.252.276	184.649.844	528.602.432
	Toscana (C.so), 62	23.703.473	0	0	0	278.041.700	148.254.827	26.750.000	476.750.000	48.052.500	428.697.500
	Roma (Via), 2 - Madonna del Prato (Via), 65	93.388.308	0	0	1.320.899.370	2.556.441.512	2.142.403.823	1.805.108.023	7.918.241.036	1.396.191.579	6.522.049.457
	Roma (Via), 8 ang.Madonna del Prato e Ser Petraccolo	3.485.112.482	130.000.000	0	166.479.788	3.332.196.207	0	1.374.309.931	8.488.098.408	2.506.741.360	5.981.357.048
	Vittorio Veneto (Via), 43 ang.Isonzo (Via), 1	96.842.122	19.999.999	0	0	145.323.099	582.024.251	447.931.156	1.292.120.627	330.884.246	961.236.381
	De Ambris (Via), 13	431.954.171	0	0	0	0	0	90.590.703	522.544.874	158.221.220	364.323.654
	Mazzini (P.za), 27	8.774.800	0	0	0	95.550.546	65.674.654	0	170.000.000	0	170.000.000
	Mazzini (P.za), 9-10	102.087.171	0	0	0	529.872.738	221.005.899	230.300.766	1.083.266.574	315.764.571	767.502.003
	XX Settembre (V.le), 248	1.631.689.203	0	0	0	516.028.123	1.667.002.081	1.029.974.238	4.844.693.645	2.240.034.454	2.604.659.191
IMO	Botteghino (Via del),162	201.124.034	0	0	0	0	0	953.179.454	1.154.303.488	88.932.593	1.065.370.895
LI	Orsi (Via F.lli) ,2-4-6-10 ang.Roma (Via) 181	511.959.319	0	0	73.303.571	677.657.300	104.334.484	469.158.760	1.836.413.434	791.505.837	1.044.907.597
LI	Roma (Via), 179	4.196.429	0	0	73.303.571	18.416.883	74.083.117	0	170.000.000	0	170.000.000
VORRANO	Marconi (Via), 88	41.395.330	0	0	0	66.301.750	209.927.165	85.758.543	403.382.788	135.484.272	267.898.516
VORRANO	Marconi (Via), 88	760.000	0	0	0	135.130.146	14.109.854	11.250.000	161.250.000	16.087.500	145.162.500
	Repubblica (Via della), 54	1	19.999.999	0	0	135.110.236	105.089.764	70.254.000	330.454.000	90.367.620	240.086.380
I MUGELLO	1° Maggio (Via) n. 68, ang. San Francesco (Via) - Loc. Galliano	289.765.460	0	0	0	0	0	60.234.540	350.000.000	5.250.000	344.750.000
IUGELLO	Repubblica (Via della), 2 ang. Cavour,71/a (P.za)	42.047.418	0	0	0	263.259.397	510.688.113	220.318.632	1.036.313.560	267.402.967	768.910.593
AL D'ELSA	Cassia (Via), 61-65	149.497.542	0	0	0	121.609.510	283.468.834	159.735.493	714.311.379	285.740.720	428.570.659
	Pascoli (Via), 36-38-40	115.890.877	0	0	0	163.114.870	197.692.492	90.247.374	566.945.613	163.953.981	402.991.632
ORENZO	Kennedy (V.le F.lli)	271.236.000	0	0	0	14.239.735	14.524.265	0	300.000.000	0	300.000.000
	Roma (Via), 37	1	9.999.999	0	0	12.045.637	133.054.363	41.877.000	196.977.000	52.886.310	144.090.690
	Faentina (Via), 266	374.133.058	0	0	0	551.229.180	166.461.548	294.792.426	1.386.616.212	628.214.698	758.401.514
ZIO	Bencivenni Rucellai (Via), 2 ang. S.Stefano (Via)	291.072.849	30.000.000	27.539.227	0	301.079.191	1.438.158.964	652.956.059	2.740.806.290	723.030.479	2.017.775.811
ZIO	Bencivenni Rucellai (Via), 4	44.615.381	0	27.019.619	0	139.713.596	258.286.404	0	469.635.000	0	469.635.000
ZIO	Capalle SS 325 Val di Setta, strada comunale delle tre ville	631.724.716	0	0	0	968.485.195	830.438.843	956.275.167	3.386.923.921	1.288.531.639	2.098.392.282
ZIO	Matteucci (P.za), 5/7	40.552.637	0	0	0	427.802.744	54.252.712	141.104.187	663.712.280	183.623.648	480.088.632
	Regina Elena (Via), 3	34.819.222	0	0	0	131.615.252	207.851.926	101.057.328	475.343.728	139.604.040	335.739.688
	XXV Aprile (P.za), 8	92.658.000	0	0	0	7.342.000	0	19.500.000	119.500.000	23.085.000	96.415.000
	Roma (Via) ang. Groppini (Via)	765.401.664	0	0	0	1.860.197.300	312.699.835	807.863.777	3.746.162.576	1.208.547.453	2.537.615.123
	Comaschi (V.le), 1 ang. Matteotti (C.so)	229.118.800	0	0	0	407.779.953	534.940.347	476.396.557	1.648.235.657	537.682.727	1.110.552.930
PIANO	Guarnieri (P.za),7/A-B Imberciadori (Via),1/A-B-C	444.901.340	0	0	0	0	0	125.222.020	570.123.360	137.227.061	432.896.299
ENTINO	Cavour (P.za), 19 - Ridolfi (Via), 2	134.725.380	0	17.163.219	5.500.000	234.190.966	683.496.307	840.270.484	1.915.346.356	472.806.747	1.442.539.609
ENTINO	Ridolfi (Via), 2	38.874.567	0	46.538.529	72.272.619	175.797.529	187.416.069	63.742.811	584.642.124	18.081.388	566.560.736
CO DI SOPRA	Vittorio Emanuela (P.za),18-20 Vittorio Veneto (Via), 2	80.519.619	0	0	0	115.830.708	183.639.402	132.597.228	512.586.957	177.964.566	334.622.391
CO SOTTO	Provinciale Francesca Nord (Via) 62/G ang. Moro (Via)	212.532.915	0	0	0	284.114.792	0	9.094.879	505.742.586	295.914.864	209.827.722
ARA	Martiri di Niccioleta (P.za), 3/5	11.208.000	0	0	0	15.397.550	201.015.890	91.457.787	319.079.227	78.651.604	240.427.623
STAZIONE	Berrettini (Via), 40-42-44	602.800.132	0	0	0	52.869.282	204.750.604	232.313.409	1.092.733.427	355.515.430	737.217.997
VO BERARDENGA	Societa' Operaia (Via della), 1	1	9.999.999	0	0	74.730.734	40.369.266	93.777.000	218.877.000	45.443.310	173.433.690
VO CECINA	Repubblica (Via della), 48	1	4.199.999	0	0	78.483.298	38.104.202	32.612.625	153.400.125	38.002.129	115.397.996
FIORENTINO	Italia (C.so), 28 ang.Reattelli (V.lo) ang.Mercato (Via)	344.856.827	0	0	0	482.150.485	15.906.786	227.586.807	1.070.500.905	502.615.932	567.884.973
PESCAIA	Roma (Via), 1	146.051.650	0	0	0	985.394.841	0	405.490.555	1.536.937.046	483.045.157	1.053.891.889
	Cavour (Via), 18 ang. 2 Giugno (Via)	19.346.929	0	12.497.737	18.948.485	42.614.526	36.592.323	0	130.000.000	0	130.000.000
	II Giugno (Via), 7 ang. Cavour (Via), 20	300.406.035	30.000.000	32.868.268	49.833.333	541.127.170	900.159.174	600.686.371	2.455.080.351	828.732.762	1.626.347.589
D'ELSA	Arnolfo (P.za), 33-34	12.590.046	29.999.999	0	59.484.466	302.791.355	981.493.814	524.317.110	1.910.676.790	467.997.094	1.442.679.696
D'ELSA	Oberdan (Via), 2	343.690	0	0	39.656.310	61.810.908	0	107.488.943	209.299.851	35.578.847	173.721.004

ELENCO DEGLI IMMOBILI DI PROPRIETA' (valori espressi in lire)

e		Valore bilancio al netto delle rivalutazioni	Rivalutazione Legge 19.12.73 n. 823	Rivalutazione Legge 2.12.75 n. 576	Rivalutazione Legge 19.3.83 n. 72	Rivalutazione Legge 30/12/91 n.413	Rivalutazione Legge 29/12/90 n.408	Rivalutazione Legge 21/11/2000 n. 342	Valore bilancio lordo al 31.12.01 Totale	Rettifiche di valore al 31.12.01	Valore di Bilancio e Valore fiscale al 31.12.01 Totale
	Signorelli (P.za), 7	8.727	2.415.031	0	37.637.549	85.954.156	269.733.302	65.715.689	461.464.454	125.308.388	336.156.066
	Signorelli (P.za), 7 - Roma (Via), 10	73.776	30.217.391	0	0	265.253.124	928.602.073	261.823.865	1.485.970.229	390.549.336	1.095.420.893
	Dante Alighieri (Via), 6	1	17.999.999	0	0	182.964.266	58.215.734	69.978.600	329.158.600	89.033.358	240.125.242
	Dante Alighieri (Via), 8	5.000.000	0	0	0	174.213.758	70.786.242	0	250.000.000	0	250.000.000
	Del Papa (Via), 39	1	29.018.181	0	0	35.023.820	325.575.453	262.378.532	651.995.987	139.555.867	512.440.120
	Empoli - Del Papa (Via), 39	273.301.995	90.981.818	213.461.635	509.177.933	1.872.076.532	1.610.992.460	80.916.123	4.650.908.496	1.446.235.751	3.204.672.745
	Garibaldi (P.za), 24	169.077.133	0	0	57.039.332	942.768.409	825.462.355	542.473.753	2.536.820.982	762.925.611	1.773.895.371
	Gramsci (Via), 4	225.612.412	0	0	204.425.919	592.559.410	827.519.344	0	1.850.117.085	0	1.850.117.085
	Mino da Fiesole (P.za), 37-38-39	32.045.415	18.799.999	0	89.300.000	162.169.831	270.027.467	390.512.530	962.855.242	191.740.899	771.114.343
	Mino da Fiesole (P.za), 38	2.045.452	1.200.000	0	5.700.000	10.351.266	17.235.796	23.883.775	60.416.289	12.228.778	48.187.511
DARNO	Ficino (P.za), 33	283.713.448	24.999.999	0	0	413.486.329	1.494.823.917	698.596.399	2.915.620.092	903.088.695	2.012.531.397
DARNO	IV Novembre (Via), 7-8	21.358.884	0	0	0	375.186.992	66.109.252	124.916.886	587.572.014	155.199.174	432.372.840
DARNO	Torsellini (Vicolo), 1	185.112.951	0	0	0	224.157.298	270.261.642	204.473.613	884.005.504	210.525.669	673.479.835
	Villani (Via), 54 ang. Torricelli (Via)	4.300.291	24.999.999	0	0	336.458.785	129.313.069	133.669.476	628.741.620	167.603.869	461.137.751
	Villani (Via),60 -Torricelli (Via),6 ang.SS Annunziata (Via)	13.541.338	0	0	171.458.662	0	206.449.399	31.191.338	422.640.737	14.819.959	407.820.778
	Medicea (P.za), 37 ang. Roma (Via), 158	59.410.430	0	0	0	131.773.473	242.334.236	117.049.896	550.568.035	177.085.076	373.482.959
A CHIANA	Scalinata della Torre (Via), 4	466.983.692	0	0	0	123.955.676	199.060.632	0	790.000.000	0	790.000.000
A CHIANA	Vittorio Emanuele (C.so), 34	163.044.116	14.999.999	0	0	592.323.674	0	207.999.306	978.367.095	347.718.108	630.648.987
	Pratoranieri - Litoranea (Via), 87	140.011.320	0	0	0	854.163.482	136.035.716	505.156.844	1.635.367.362	484.428.383	1.150.938.979
	Montanelli (P.za), 27 ang. Cairoli (Via), 9	161.814.913	0	0	0	1.223.619.707	44.802.304	486.163.972	1.916.400.896	573.892.923	1.342.507.973
	S. Giuseppe (Via), 5	1	4.999.999	0	0	67.550.000	0	53.588.500	126.138.500	25.922.655	100.215.845
O	Asilo (Via dello), 12	232.785.280	0	0	0	35.305.384	281.909.336	0	550.000.000	0	550.000.000
	Umberto I (P.za), 12	218.331.149	0	0	0	719.756.552	58.410.325	269.054.469	1.265.552.495	503.519.070	762.033.425
ANTI	Matteotti (P.za), 1 ang. Roma (Via)	14.991.020	0	0	0	226.778.812	171.047.473	111.460.671	524.277.976	140.006.315	384.271.661
	Rosselli (P.za F.lli) ang. Bonghi (Via) - Matteotti (Via)	1.161.858.158	0	0	0	1.698.008.763	7.032.504.396	1.290.940.260	11.183.311.577	3.898.810.924	7.284.500.653
	Senese (Via), 2-8-10 ang. Pace,168-170-172 (Via della)	170.091.313	0	34.000.001	0	352.559.136	918.397.471	498.262.942	1.973.310.863	582.510.189	1.390.800.674
ARNO	XX Settembre (Via), 34/38	141.983.877	0	0	0	217.672.790	59.609.787	113.201.916	532.468.370	248.442.421	284.025.949
GNA	Firenze (P.za), 1	148.704.230	0	21.295.770	0	1.279.371.181	164.385.516	435.714.309	2.049.471.006	610.955.136	1.438.515.870
	Scali Saffi, 3 e 5	3.659.795.338	0	0	0	11.162.417	0	666.890.625	4.337.848.380	927.983.831	3.409.864.549
	Roma (Via), 35 e s.n.c	18.820.261	0	0	0	248.915.838	0	28.511.613	296.247.712	18.835.143	277.412.569
	Roma (Via), 35 e s.n.c.	96.624.929	0	0	0	536.591.336	0	85.661.227	718.877.492	193.443.817	525.433.675
	Brandi (P.za), 15	1.166.558	0	0	0	131.843.786	28.472.856	43.198.564	204.681.764	50.822.217	153.859.547
	Talenti (Via), 17-25 - Razzi (Via), 2-4/a	31.679.982	0	0	324.937.000	370.527.917	111.890.225	139.486	839.174.610	104.749.848	734.424.762
	Talenti (Via), 21	11.619.801	21.999.999	0	0	43.620.441	213.043.203	78.376.527	368.659.971	109.719.770	258.940.201
	Crispi (Via), 24	6.454.139	0	0	123.545.861	270.000.000	0	0	400.000.000	0	400.000.000
	Crispi (Via), 26	58.337.837	35.000.000	0	0	1.110.931.658	209.372.267	431.683.277	1.845.325.039	500.684.790	1.344.640.249
DI CORTONA	Strada Statale del Niccone, 2	4.500.000	0	0	0	90.123.939	39.547.561	36.226.305	170.397.805	45.509.739	124.888.066
DI CORTONA	Strada Statale del Niccone, 6	3.930.991	0	0	31.206.009	57.125.122	0	4.925.776	97.187.898	30.103.535	67.084.363
VAL DI PESA	Mattoncetti (Via), 16	388.419.680	0	0	0	610.473.054	87.455.119	197.487.071	1.283.834.924	622.349.972	661.484.952
	Cavour (P.za) s.n.c.	657.827.390	0	0	0	506.338.680	0	234.324.838	1.398.490.908	790.445.635	608.045.273
	Cavour (P.za) s.n.c.	169.947.616	0	0	0	81.147.370	0	47.045.490	298.140.476	137.084.690	161.055.786
SAVINO	Pace (Via della)	271.429.704	0	0	0	40.947.170	112.051.798	122.738.631	547.167.303	163.582.322	383.584.981
O (Princ. MONACO)	Costa (Avenue),Sait MichelE (Avenue)	6.173.745.375	0	0	0	0	0	0	6.173.745.375	0	6.173.745.375
NI TERME	IV Novembre (V.le) ang. Rosselli (V.le F.lli)	1.008.343.255	0	0	0	0	0	2.824.410.021	3.832.753.276	447.735.874	3.385.017.402
FIORENTINO	Liberta' (P.za), 1-3	81.632.835	0	0	0	384.716.371	162.238.259	169.718.616	798.306.081	222.255.263	576.050.818
AIO	Pieve (Via della), 22/r	1	4.999.999	0	0	6.022.819	81.527.181	24.988.500	117.538.500	31.064.655	86.473.845
HI	Roma (Via), 36-38	1.075.420.285	74.999.999	0	0	1.482.079.961	750.974.276	713.538.124	4.097.012.645	1.719.923.024	2.377.089.621
HI	Umberto I° (P.za), 3 - IV Novembre (Via), 9	12.736.842	0	0	0	97.585.457	0	109.787.021	220.109.320	36.712.600	183.396.720
O SUL SENIO	Roma (Via), 19	15.447.062	17.999.999	0	0	113.672.998	71.791.584	59.106.141	278.017.784	86.358.318	191.659.466
O SUL SENIO	Roma (Via), 19	5.399.400	0	0	0	119.600.600	0	3.950.000	128.950.000	17.818.500	111.131.500
	Angeloni (Via), 43/b	5.328.669.131	0	0	0	2.470.456.331	0	5.763.876	7.804.889.338	3.339.036.018	4.465.853.320
	Angeloni (Via), 43/b	3.716.931.360	0	0	0	886.605.153	45.059.347	874.165.869	5.522.761.729	587.171.764	4.935.589.965
	Madonna Alta (Via), 95-97	327.167.437	0	0	0	176.621.530	11.997.033	0	515.786.000	0	515.786.000
	Vannucci (C.so), 63 I° Piano	541.128.000	0	0	0	0	0	64.391.960	605.519.960	123.685.559	481.834.401
	Roma (Via), 1 ang. Marconi (V.le)	24.973.469	0	0	0	31.263.042	327.686.196	53.659.129	437.581.836	130.709.291	306.872.545
A	Carducci (P.za), 6 ang. Via N. Sauro (Via), 1	30.125.001	64.999.999	0	90.633.928	348.028.854	1.259.280.507	84.128.441	1.877.196.730	633.512.632	1.243.684.098
PPO	Dante Alighieri (Via), 1/a e 1/b	247.298.874	0	0	0	496.830.612	0	179.634.285	923.763.771	351.476.684	572.287.087

ELENCO DEGLI IMMOBILI DI PROPRIETA' (valori espressi in lire)

		Valore bilancio al netto delle rivalutazioni	Rivalutazione Legge 19.12.73 n. 823	Rivalutazione Legge 2.12.75 n. 576	Rivalutazione Legge 19.3.83 n. 72	Rivalutazione Legge 30/12/91 n.413	Rivalutazione Legge 29/12/90 n.408	Rivalutazione Legge 21/11/2000 n. 342	Valore bilancio lordo al 31.12.01 Totale	Rettifiche di valore al 31.12.01	Valore di Bilancio e Valore fiscale al 31.12.01 Totale
JNGA	Repubblica (P.za), 35	44.831.649	0	0	0	680.688.230	0	99.390.364	824.910.243	86.157.550	738.752.693
JNGA	Trieste (V.le),39-P.za Repubblica (P.za),37	46.104.205	0	0	0	172.889.829	385.975.125	138.341.675	743.310.834	215.610.159	527.700.675
'EFANO	Logge del Grano (P.za), 3	49.110.001	17.999.999	0	0	137.132.376	78.823.524	76.427.793	359.493.693	130.278.504	229.215.189
	Emilia (Via), magazzino (ex C.F.T.)	66.662.966	0	0	0	48.366.608	0	0	115.029.574	1.725.444	113.304.130
	Emilia (Via), magazzino (ex C.F.T.)	191.814.771	0	0	0	18.185.229	0	0	210.000.000	3.150.000	206.850.000
	Fiorentina/Emilia (Via), autorimesse (ex C.F.T.)	188.334.868	0	0	0	147.635.558	0	0	335.970.426	0	335.970.426
	Matteucci (Via), - Loc. Cisanello	2.863.765.850	0	0	0	0	0	22.842.542	2.886.608.392	473.206.644	2.413.401.748
	Garibaldi (Via),20	1.017.039.000	0	0	0	0	0	57.561.530	1.074.600.530	306.838.546	767.761.984
	Gramsci (Largo), 15 ang. Borgo Marturi	525.628.010	0	153.758.568	104.670.612	1.143.737.164	1.407.168.567	560.439.992	3.895.402.913	1.312.265.000	2.583.137.913
	Marturi (Borgo), 1	56.417.520	0	76.060.076	74.788.572	354.196.693	74.061.503	57.391.579	692.915.943	69.903.421	623.012.522
	S. Anna (P.za), 2	14.126.460	24.999.999	0	0	292.091.497	11.279.303	42.474.262	384.971.521	126.520.667	258.450.854
	S. Anna (P.za), 3	8.000.000	0	0	0	242.053.172	0	514.355	250.567.527	75.084.553	175.482.974
	Cairoli (P.za), 2-4 - Montanelli (Via) - Maglioni (Via)	199.633.893	59.999.999	0	0	1.931.783.409	51.403.892	299.165.863	2.541.987.056	818.246.668	1.723.740.388
	Montanelli (Via), 26 - Maglioni (Via)- Cairoli (Via)	36.769.094	0	0	0	1.954.848.314	58.656.822	1.895.964	2.052.170.194	85.785.300	1.966.384.894
	Ricci Armani (Via), 1/a ang. Repubblica (P.za)	79.254.022	0	0	0	301.528.120	39.240.823	33.406.201	453.429.166	197.032.041	256.397.125
	Buche (Via delle) s.n.c.	88.828.138	0	0	0	55.494.510	0	7.006.031	151.328.679	22.091.065	129.237.614
'TEFANO	Rioni (Piaz.le dei), 5	66.383.013	0	0	0	90.676.628	1.187.558.110	63.046.797	1.407.664.548	449.894.484	957.770.064
	Carducci (Via), 206	80.965.026	0	0	0	61.258.509	57.776.465	0	200.000.000	0	200.000.000
	Carpani (Via), 82, 84 e 86	353.378.880	0	0	0	0	0	124.535	353.503.415	37.108.517	316.394.898
	Cavour (P.za), 61	87.751.700	3.618.227	32.803.986	0	169.549.091	606.276.996	0	900.000.000	0	900.000.000
	Cavour (P.za),60-62- Galeazze (Via delle), 2	616.858.545	26.352.941	21.410.842	0	65.323.536	236.091.582	317.180.421	1.283.217.867	421.714.403	861.503.464
	Pietri (P.le), 1	533.042.130	0	0	0	255.803.407	11.154.463	0	800.000.000	0	800.000.000
	Montegrappa (V.le) - Loc. Mezzana	4.442.710.560	0	0	0	0	0	157.055.366	4.599.765.926	737.758.904	3.862.007.022
	Mozza sul Gorone (Via) - Loc. S. Lucia	1.528.738.216	0	0	0	0	0	177.641.441	1.706.379.657	257.571.047	1.448.808.610
ME	Provinciale Sud (Via), 35	34.779.350	0	0	0	44.750.339	301.077.067	142.763.827	523.370.583	139.071.700	384.298.883
	Mazzini (P.za), 57 ang. Vittorio Emanuele (C.so)	2.128.890	12.413.792	0	0	70.631.154	122.562.261	56.088.746	263.824.843	71.739.588	192.085.255
	Vittorio Emanuele (C.so), 1/a	15.020.501	5.586.207	0	0	297.895.006	55.153.017	1.486.779	375.141.510	49.795.755	325.345.755
	Dante Alighieri (Via), 20	88.144.810	0	0	0	478.429.972	10.111.197	255.705.211	832.391.190	257.362.926	575.028.264
	Quadrante Ovest, 90-91	259.149.753	0	0	0	362.217.294	2.995.272	238.577.830	862.940.149	388.828.353	474.111.796
	Quadrante Ovest, 90-91	130.915.133	0	0	0	0	9.084.867	0	140.000.000	0	140.000.000
	Gramsci (P.za) ang. Nazionale (Via)	505.634.867	0	0	0	0	139.171.670	24.097.764	668.904.301	288.971.430	379.932.871
	Donizetti (Via), 20	272.843.000	0	0	0	0	627.157.000	0	900.000.000	0	900.000.000
	Magnetite (Via della), 39	1.155.512.269	0	0	0	0	0	0	1.155.512.269	0	1.155.512.269
	Mecenate (Via), 27	150.457.500	0	0	0	50.315.422	199.227.078	0	400.000.000	0	400.000.000
	Trieste (P.za), 12 ang. Piave (Via), 28	25.349.358	0	0	0	668.160.562	29.285.068	195.154.650	917.949.638	245.488.127	672.461.511
V. PESA	Erbe (P.za delle), 1	5.292.436	49.999.999	0	0	613.065.479	0	90.456.633	758.814.547	231.578.983	527.235.564
V. PESA	Erbe (P.za delle), 2	11.025.907	0	0	0	588.974.093	0	0	600.000.000	0	600.000.000
V. PESA	Fossi (Via dei),23/a	110.263.900	0	0	0	386.163.736	26.117.791	21.087.267	543.632.694	259.941.675	283.691.019
	Pistoiese (Via), 3-5-7- ang. Manderi (Via)	62.307.325	0	0	0	689.563.373	0	53.005.089	804.875.787	279.022.061	525.853.726
O	Cisterna (P.za della), 2	1	29.999.999	0	0	36.136.911	449.163.089	239.131.000	754.431.000	177.063.930	577.367.070
VALDARNO	Italia (C.so), 20	449.575.154	0	0	0	702.661.807	1.438.893.414	499.605.199	3.090.735.574	1.183.457.641	1.907.277.933
) PISTOIESE	Leopoldo Pietro (Via)	20.651.360	0	0	0	344.385.347	13.773.680	24.408	378.834.795	30.118.239	348.716.556
) PISTOIESE	Leopoldo Pietro (Via), 33	69.373.823	24.999.999	0	0	268.782.248	0	98.052.138	461.208.208	135.044.454	326.163.754
SIGNA	Ciampi (P.za), 6	10.839.078	0	0	0	62.802.106	26.358.816	0	100.000.000	0	100.000.000
SIGNA	Ciampi (P.za), 8 ang. Nannucci (Via)	36.324.223	0	0	0	371.644.457	113.479.880	150.791.113	672.239.673	192.406.863	479.832.810
SIGNA	Nannucci (Via),1	127.572.000	0	0	0	0	0	0	127.572.000	0	127.572.000
EVE	Provinciale Imolese (Via), 10-12	26.940.026	14.999.999	0	0	206.447.082	48.659.714	110.202.645	407.249.466	119.466.950	287.782.516
	XX Settembre (Via), 82/a-b ang. Pettorotondo (Via),6	127.774.325	0	0	0	273.818.775	1.480.920.768	508.278.744	2.390.792.612	662.516.390	1.728.276.222
A	Piana (Via), 13/e/f/g	14.870.519	0	0	0	155.501.657	0	46.000.485	216.372.661	62.863.841	153.508.820
SULL'ARNO	Basili (Via) ang. Cavour (Via)	3.008.193.551	0	0	0	0	0	357.826.008	3.366.019.559	507.000.146	2.859.019.413
	Centro Direzionale Pantin (Via) s.n.c.	561.300.907	0	0	198.436.747	7.684.251.770	98.817.513	2.659.499.049	11.202.305.986	3.038.375.166	8.163.930.820
	Pantin (Via)s.n.c.	439.604.528	0	0	1.753.772.009	3.112.009.798	2.703.306.974	1.009.406.014	9.018.099.323	2.588.642.303	6.429.457.020
	Sollicciano (Via) - Loc. Casellina	429.680.000	0	0	0	0	0	19.655.600	449.335.600	32.815.668	416.519.932
	Kennedy (V.le) s.n.c.	263.273.928	0	0	0	710.489.670	147.386.503	402.710.527	1.523.860.628	569.576.447	954.284.181
	Roma (Via), 74 - Vicari (P.za)	3.649	96.212	0	0	1.496.141	13.795	29.470	1.639.267	488.445	1.150.822
	Roma (Via), 5 ang. Mercato (P.za)	4.036.306	14.999.999	0	0	117.270.443	31.343.252	79.865.500	247.515.500	54.940.965	192.574.535
TINO	Cavallotti (Via),69 - Dante Alighieri (Via),38	2.570.001	230.000.000	0	0	280.266.906	1.605.895.868	1.072.057.847	3.190.790.622	786.514.341	2.404.276.281

ELENCO DEGLI IMMOBILI DI PROPRIETA' (valori espressi in lire)

		Valore bilancio al netto delle rivalutazioni	Rivalutazione Legge 19.12.73 n. 823	Rivalutazione Legge 2.12.75 n. 576	Rivalutazione Legge 19.3.83 n. 72	Rivalutazione Legge 30/12/91 n.413	Rivalutazione Legge 29/12/90 n.408	Rivalutazione Legge 21/11/2000 n. 342	Valore bilancio lordo al 31.12.01 Totale	Rettifiche di valore al 31.12.01	Valore di Bilancio e Valore fiscale al 31.12.01 Totale
	Massetana Romana (Via) - Loc. San Marco	1.643.818.000	0	0	0	0	0	104.468.350	1.748.286.350	175.734.941	1.572.551.409
	Palazzo Tolomei - Tolomei (P.za), 11	567.411.345	0	0	111.897.819	847.017.900	4.947.363.931	2.513.720.738	8.987.411.733	2.482.034.085	6.505.377.648
	Palazzo Tolomei - Via dei Termini, 32	446.723.694	0	0	387.361.842	1.119.814.740	4.233.164.929	29.333.692	6.216.398.897	1.498.890.864	4.717.508.033
	Busatti (P.za), 2	14.141.608	0	0	0	76.032.893	0	69.347.115	159.521.616	29.307.264	130.214.352
	Busatti (P.za), 3	18.570.252	0	0	0	40.570.771	200.206.815	70.023.915	329.371.753	94.252.906	235.118.847
	Tanucci (P.za), 70	1	19.999.999	0	0	83.821.705	166.378.295	112.954.000	383.154.000	94.648.620	288.505.380
	Tanucci (P.za), 70/c - De Amicis (Via), 28	1.967.473	0	0	0	52.525.375	6.318.152	0	60.811.000	0	60.811.000
NTINO	Roma (Via), 29/b e 31	9.183.634	0	0	0	97.978.403	0	517.619	107.679.656	4.827.786	102.851.870
NTINO	Roma (Via), 29/t	127.680.534	0	0	0	190.175.262	9.623.894	88.419.519	415.899.209	128.376.185	287.523.024
	Europa (V.le), 24	453.911.542	0	0	0	1.080.139.460	0	234.193.770	1.768.244.772	821.292.115	946.952.657
L DI PESA	Roma (Via), 81-83-85	343.981.624	0	0	0	322.135.300	58.803.825	205.728.598	930.649.347	458.568.827	472.080.520
	Montebuoni (Via), 200 ang. Imprunetana (Via)	62.651.749	0	0	0	489.257.313	0	149.015.448	700.924.510	221.952.245	478.972.265
	XX Settembre (Via), 27	30.001	14.999.999	0	0	18.117.136	234.530.764	112.273.033	379.950.933	91.349.461	288.601.472
IA	Mazzini (Via), 12	139.799.471	0	0	0	233.833.744	366.380.289	239.803.645	979.817.149	359.211.663	620.605.486
	Dante (p.le) ang. Verdi (Via)	66.796.960	0	0	0	506.518.647	757.707.767	192.478.013	1.523.501.387	469.206.429	1.054.294.958
	S. Francesco (Via), 1-3	5.764.421.993	0	0	0	5.058.894.504	0	2.208.295.455	13.031.611.952	7.636.560.311	5.395.051.641
ELLO	Giotto (P.za), 9-10 - Popolo (C.so del),36	1	19.999.999	0	0	167.874.368	22.325.632	106.754.000	316.954.000	76.462.620	240.491.380
UNIGIANA	Vittoria (P.za), 5	146.820.000	0	0	0	0	0	14.191.500	161.011.500	15.841.845	145.169.655
	Matteotti (Via), 1 ang. Marchesi (Via), 5	1	29.999.999	0	0	585.300.000	0	266.131.000	881.431.000	207.873.930	673.557.070
ALE AL 31.12.01		**141.828.029.366**	**5.417.781.185**	**3.248.150.377**	**24.950.660.130**	**170.126.442.348**	**186.445.026.871**	**123.357.677.270**	**655.373.767.547**	**178.853.096.836**	**476.520.670.711**
ORI AD IMMOBILI											**76.672.343**
											476.597.343.054

alutazione effettuata ai sensi della Legge n. 342 del 21/11/2000 include un importo di 5.523.732.027 lire relativo al Credito Fondiario Toscano SpA, incorporato in data 1° agosto 2001.

[redacted] RTECIPAZIONI AL 31 DICEMBRE 2001 (valori espressi in lire)

IETA'	VALORE DELLA PARTECIPAZIONE Valore nominale	VALORE DELLA PARTECIPAZIONE Valore di bilancio	PERCENTUALE DI PARTECIPAZIONE	CAPITALE SOCIALE O FONDO DI DOTAZIONE DELLA PARTECIPATA	VALORE UNITARIO AZIONI O QUOTE	NUMERO AZIONI O QUOTE POSSEDUTE	PATRIMONIO NETTO DELLA PARTECIPATA EX ULTIMO BILANCIO APPROVATO	VALUTAZIONE DELLA NOSTRA QUOTA DI PARTECIPAZIONE	DIFFERENZA TRA VALORE CONTABILE E VALORE DELLA NOSTRA QUOTA DEL PATRIMONIO NETTO Positiva	DIFFERENZA TRA VALORE CONTABILE E VALORE DELLA NOSTRA QUOTA DEL PATRIMONIO NETTO Negativa
I IMPRESE DEL GRUPPO										
DI ORVIETO SPA - ORVIETO (TN)	19.737.100.000	142.382.896.000	73,570%	26.827.600.000	100.000,00	197.371	75.576.121.090	55.601.449.983		(86.781.446.017)
DI CIVITAVECCHIA SPA - CIVITAVECCHIA (ROMA)	25.139.600.000	97.443.494.725	51,000%	49.293.400.000	100.000,00	251.396	121.878.561.701	62.157.982.402		(35.285.512.323)
DI PISTOIA E PESCIA SPA - PISTOIA - (AZIONI ORDINARIE)	94.542.520.000	265.000.000.000	51,000%	185.377.500.000	10.000,00	9.454.252	307.575.295.654	156.863.392.487		(108.136.607.513)
DI PISTOIA E PESCIA SPA - PISTOIA - (AZIONI DI RISPARMIO)	20.373.340.000	26.413.171.441	50,933%	40.000.000.000	10.000,00	2.037.334	66.367.341.377	33.803.110.269	7.389.938.828	
SPA - FIRENZE	159.833.666.944	266.711.048.200	47,170%	338.847.250.000	96.813,50	1.650.944	511.914.250.000	241.454.822.613		(25.256.225.587)
DI MIRANDOLA SPA - MIRANDOLA (MO)	34.213.505.197	160.202.580.000	45,691%	74.880.695.880	9.991,15	3.424.380	121.148.060.802	55.353.382.583		(104.849.197.417)
	353.839.732.141	**958.153.190.366**		**715.226.445.880**			**1.204.459.830.624**	**605.234.140.337**	**7.389.938.828**	**(360.308.988.857)**
CI (FI)	5.979.201.760	5.809.201.760	100,000%	5.979.201.760	1.936.270,00	3.088	5.979.201.760	5.979.201.760	170.000.000	
INTERNATIONALE SA - LUXEMBOURG	774.508.000	774.508.000	80,000%	968.135.000	193.627,00	4.000	968.135.000	774.508.000	0	
L - TREVISO	11.617.620	11.617.620	60,000%	19.362.700	1.936,27	6.000	29.555.000	17.733.000	6.115.380	
- FIRENZE	26.249.678.000	27.283.510.806	57,692%	45.500.000.000	1.000,00	26.249.678	71.305.714.645	41.137.407.670	13.853.896.864	
PO SPA - FIRENZE	9.432.960.635	7.897.317.405	47,170%	19.997.796.563	99.988,98	94.340	28.107.418.760	13.253.210.097	5.355.892.692	
	42.447.966.015	**41.776.155.591**		**72.464.496.023**			**106.390.025.174**	**61.162.060.527**	**19.385.904.936**	
ENZE	5.460.281.400	4.564.600.337	94,000%	5.808.810.000	1.936,27	2.820.000	11.540.987.849	10.848.528.578	6.283.928.241	
PISTOIA	5.040.000.000	5.067.000.574	82,474%	6.111.000.000	1.000,00	5.040.000	6.588.282.801	5.433.635.299	366.634.725	
E	580.881.000	580.881.000	60,000%	968.135.000	1.936,27	300.000	969.254.358	581.552.614	671.614	
TOSCANE SPA IN LIQUIDAZIONE - LUCCA	4.811.630.947	1.952.828.344	49,700%	9.681.350.002	484,07	9.940.000	3.929.232.081	1.952.828.344	0	
RAZIONI SPA - FIRENZE	22.360.000.000	22.120.000.000	43,000%	52.000.000.000	1.000,00	22.360.000	56.190.885.324	24.162.080.689	2.042.080.689	
	38.252.793.347	**34.265.310.255**		**74.569.295.002**			**79.218.642.413**	**42.978.625.524**	**8.693.315.269**	**0**
PAZIONI IN IMPRESE DEL GRUPPO	**434.540.491.503**	**1.034.214.656.212**		**862.260.236.905**			**1.390.068.298.211**	**709.374.826.388**	**35.469.159.033**	**(360.308.988.857)**
AZIONI										
KETING SPA - FIRENZE	500.041.727	500.000.000	50,000%	1.000.083.455	100.008,35	5.000	1.430.038.292	715.019.145	215.019.145	
ATO SERVIZI SPA - PISA	2.892.206.504	3.542.500.000	41,036%	7.048.022.807	100.686,04	28.725	7.631.907.408	3.131.807.718		(410.692.282)
SPA - FIRENZE	19.938.469.247	28.656.704.458	40,863%	48.794.004.000	7.745,08	2.574.340	89.833.302.337	36.708.168.815	8.051.464.357	
. PROPRIETA' - FIRENZE	374.958.680	25.000.000	37,500%	999.889.826	49.994,49	7.500	633.774.178	237.665.316	212.665.316	
PROPRIETA' - FIRENZE	374.958.680	375.000.000	37,500%	999.889.826	49.994,49	7.500	633.774.178	237.665.316		(137.334.684)
SE ITALIA SPA - SCANDICCI (FI)	1.350.000.000	2.109.538.237	22,500%	6.000.000.000	100.000,00	13.500	11.805.308.551	2.656.194.423	546.656.186	
A - FIRENZE	40.547.674.815	59.770.301.968	20,922%	193.808.315.421	6.196,06	6.544.102	294.790.846.699	61.674.770.581	1.904.468.613	
- MILANO	25.269.248.960	23.864.783.957	20,240%	124.850.689.600	1.006,86	25.097.073	348.643.380.531	70.563.938.486	46.699.154.529	
SPA - FIRENZE	5.994.691.920	5.646.883.621	15,000%	39.964.612.800	9.991,15	600.000	37.645.879.132	5.646.883.621		0
I SPA - FIRENZE	3.340.278.745	3.283.480.164	12,463%	26.802.236.585	100.008,35	33.400	28.904.538.996	3.602.282.098	318.801.934	
CENTRO ITALIA S.G.R. SPA - FIRENZE	1.000.000.000	987.927.962	10,000%	10.000.000.000	1.000.000,00	1.000	9.879.279.616	987.927.961	0	
SPA - FIRENZE	96.813.500	3.998.397.550	10,000%	968.135.000	968,14	100.000	6.061.650.771	606.165.077		(3.392.232.473)
- BRUXELLES	4.799.897	4.799.311	10,000%	47.998.972	47.999,00	100	47.998.972	4.799.954	643	
	10.581.860.000	10.446.323.516	8,982%	117.814.233.000	1.000,00	10.581.860	116.305.223.000	10.446.323.468	0	
FIRENZE	8.747.729.974	8.815.710.592	8,791%	99.508.303.773	100.008,35	87.470	103.471.347.321	9.096.119.346	280.408.754	
A - FIRENZE	167.279.147	169.397.000	8,470%	1.974.995.396	987,50	169.397	1.983.766.711	983.765.611	814.368.611	
ATE EQUITY SCHEME B.V. - AMSTERDAM	15.490.160	19.993.343.139	8,000%	193.627.000	193.627,00	80	199.933.431.390	19.993.343.139	0	
A PER L'ENERGIA SRL	7.534.027	34.725.066	7,782%	96.813.500	7.534.026,57	1	96.813.500	34.752.066	0	
DI FORLI' SPA - FORLI'	12.964.500.023	108.874.594.400	7,008%	184.999.999.358	1.936,27	6.695.605	367.567.000.000	25.758.499.305		(83.116.095.095)
ONVEGNI DI AREZZO SRL - AREZZO	1.579.996.553	1.560.019.500	6,080%	25.984.743.400	1.936,27	816.000	25.656.199.188	1.560.019.500		0
MPR. E INNOVAZIONE TOSCANA SUD SRL - POGGIBONSI (SI)	31.716.107	31.787.600	5,415%	585.657.780	1.936,27	16.380	586.981.924	31.787.609	0	
I SPA - FIRENZE	10.000.835	10.000.835	5,165%	193.627.000	1.936,27	5.165	193.627.000	10.000.835	0	
A - MASSAROSA (LU)	138.444.312	101.188.091	5,000%	2.768.866.105	1.006,86	137.501	2.023.747.101	101.188.090		0
NPAOLO IMI - TORINO	56.072.849.547	90.000.003.489	5,000%	1.121.456.990.934	9.681,35	5.791.842	1.437.811.792.000	71.890.589.600		(18.109.413.889)
NGRESS SPA - FIRENZE	1.204.333.599	1.138.860.499	4,522%	26.633.227.258	9.991,15	120.540	26.796.940.329	1.211.736.905	72.876.406	
PA - SIENA	399.955.930	352.999.794	4,444%	8.999.008.455	99.988,98	4.000	7.942.495.432	352.999.794	0	
ANKEN INTERNATIONAL GMBH - FRANCOFORTE	1.650.328	15.551.568	3,334%	49.499.950	990,00	1.667	466.453.753	15.551.568		0
	107.933.498	78.219.491	2,670%	4.042.559.996	5.808,81	18.581	11.049.588.800	295.016.220	216.796.729	
SIENA	20.000.000	20.000.000	2,646%	756.000.000	499.983,64	40	763.963.031	20.224.067	224.067	
RI SPA - ROMA	1.151.521.069	1.105.902.160	2,203%	52.279.290.000	1.161,76	991.185	113.028.450.023	2.489.602.124	1.383.699.964	
TOSCANA CENTRALE SPA - PRATO	467.609.212	425.719.404	2,000%	23.380.460.248	406,62	1.150.000	31.242.115.172	624.842.303	199.122.899	
MA	5.556.000	107.450.968.112	1,852%	300.000.000	1.000,00	5.556	23.888.491.697.604	442.414.866.239	334.963.898.127	
O SPA - GROSSETO	16.705.120	12.171.942	1,050%	1.598.994.141	9.991,15	1.681	1.158.839.897	12.171.942		0
	52.372.000	75.785.137	1,047%	5.000.000.000	1.000,00	52.372	19.006.423.214	199.080.879	123.295.742	
PARTECIPAZIONI FINANZIARIE SPA - PERUGIA	10.010.514	10.339.385	1,000%	1.001.051.588	10.010,52	1.000	3.014.540.558	30.145.405	19.806.020	
DI RAVENNA SPA - RAVENNA	1.950.912.848	5.619.098.000	0,838%	232.685.438.440	10.068,60	193.762	463.143.984.341	3.883.154.681		(1.735.943.319)
ROMA	493.748.850	7.856.725.328	0,800%	61.718.606.250	4.937,49	100.000	250.101.453.122	2.000.810.819		(5.855.914.509)
ORINO	43.506.707.413	67.149.698.360	0,571%	7.614.256.148.253	5.421,56	8.024.764	12.195.837.817.453	69.685.171.768	2.535.473.408	
CI SRL - TORINO	58.088.100	66.999.564	0,556%	10.455.858.000	5.808.810,00	10	18.061.704.874	100.342.804	33.343.240	
IZI BANCARI SSB SPA - ROMA	115.283.754	135.112.553	0,553%	20.841.979.822	251,72	457.993	79.320.579.618	438.748.256	303.635.703	
ONA	47.761.565	43.683.761	0,531%	8.999.997.886	716,42	66.667	8.231.652.200	43.684.076		0
OMA	1.553.810.979	7.722.440.570	0,480%	323.712.569.809	193,63	8.024.764	1.624.614.684.338	7.798.150.484	75.709.914	
E PER IL REALIZZO SPA - ROMA	23.753.102	110.373.954	0,416%	5.705.140.168	193,63	122.675	26.509.849.537	110.373.954		0
ERA CIRCOLO NAUTICO SPA - PORTO ERCOLE (GR)	10.990.261	8.034.012	0,367%	2.997.345.955	9.991,15	1.100	2.520.308.147	9.274.129	1.240.117	
RCIZIO AEROPORTO MAREMMA SPA - GROSSETO	19.362.700	16.298.672	0,289%	6.688.941.528	9.681,35	2.000	5.630.457.830	16.298.672	0	
DIA BANCA E BORSA SPA - ROMA	4.201.172	3.448.796	0,233%	1.800.198.655	5.557,09	756	1.477.809.128	3.448.796		0
BANCARIA PER L' AUTOMAZIONE SPA - MILANO	30.178.627	50.472.456	0,086%	35.092.345.154	1.006,86	29.973	133.217.900.896	114.564.396	64.091.940	
ILANO	13.484.184	16.010.545	0,044%	30.980.320.000	1.936,27	6.964	72.496.460.142	31.554.083	15.543.538	
IDE INTERBANK FINANCIAL TRANSACTIONS SA - BRUXELLES	7.018.979	36.956.366	0,033%	20.997.637.981	242.033,75	29	263.658.013.300	88.133.108	51.176.742	
E FIRENZE PISTOIA LIVORNO SPA - FIRENZE	869.925	576.527	0,006%	14.050.938.251	1.006,86	864	14.423.668.836	893.004	316.477	
ARTECIPAZIONI	**243.275.453.188**	**572.324.857.412**		**10.531.885.293.326**			**42.355.154.686.202**	**858.432.852.240**	**398.890.593.805**	**(112.757.626.251)**
E PARTECIPAZIONI	**677.815.944.691**	**1.606.539.513.624**		**11.393.145.640.405**			**43.745.222.984.413**	**1.567.807.678.628**	**434.359.752.838**	**(473.066.615.108)**

ggetto, valutate col metodo del costo, è stato mantenuto il valore di bilancio in quanto non siamo in presenza di una perdita durevole di valore, di cui all'articolo 18 del Decreto Legislativo n. 87/1992.

VARIAZIONI DELLE PARTECIPAZIONI AVVENUTE NELL'ESERCIZIO (valori espressi in lire)

ESISTENZE INIZIALI		**1.242.128.069.930**
INCREMENTI		**516.958.478.171**
CASSA DI RISPARMIO DI MIRANDOLA SpA Acquisto di n. 1.200.075 azioni a seguito di OPA e di n. 725.365 azioni dalla CASSA DI RISPARMIO IN BOLOGNA SpA, in data 02/01/2001	*83.756.640.000*	
FIRENZE MOSTRE SpA Versamento in data 23/01/2001 dei decimi residui della quota di aumento di capitale sociale deliberato il 20/12/1999; in data 03/08/2001 versamento di 3/10 della quota di aumento del capitale sociale di 2 miliardi di lire deliberato il 07/05/2001 e in data 20/12/2001 versamento dei decimi residui.	*123.178.200*	
FINDOMESTIC SVILUPPO SpA In data 25/01/2001 versamento della quota di nostra spettanza relativo alla sottoscrizione dell'aumento di capitale di 10 miliardi di lire deliberato in data 17/04/2000; acquisto n.43.860 azioni dal BANCO DI SARDEGNA SpA in data 21/12/2001.	*7.125.160.224*	
AGENZIA FIORENTINA PER L'ENERGIA Srl In data 07/02/2001 versamento integrale della quota sottoscritta; versamenti a fondo perduto in conto capitale in data 01/03/2001, 09/08/2001 e 07/11/2001.	*34.725.066*	
CARICENTRO SERVIZI Srl Costituzione della società in data 16/05/2001.	*10.000.835*	
CASSA DEI RISPARMI DI FORLI' SpA Acquisto di 925.000 azioni in data 12/06/2001; in data 08/08/01 acquisto di n.161.200 azioni ordinarie e di n.210.250 azioni con privilegio a seguito di OPA.	*108.874.594.400*	
CENTROVITA ASSICURAZIONI SpA Versamento in data 15/06/2001 dei decimi residui della quota di aumento di capitale sociale di 24 miliardi di lire deliberato l'11/10/2000.	*5.590.000.000*	
FINDOMESTIC BANCA SpA *Versamento delle quote di nostra spettanza relativo alla sottoscrizione della prima e seconda tranche* di aumento di capitale di complessivi 60 miliardi di lire deliberato in data 27/04/2001, rilevate rispettivamente in data 29/06/2001 e 31/08/2001; acquisto di n.657.899 azioni dal BANCO DI SARDEGNA SpA in data 21/12/2001; in data 27/12/2001 esercizio del diritto di opzione su 235.850 nuove azioni a seguito dell'aumento di capitale sociale deliberato in data 24/10/2001 per 100 milioni di euro ed eseguito per la prima tranche di 25 milioni di euro.	*264.708.155.751*	
CASSA DI RISPARMIO DI ORVIETO SpA Acquisto di n. 59.020 azioni , pari al 22% del capitale sociale.	*37.000.000.000*	
CERIT SpA Sottoscrizione di n. 2.940.000 azioni in data 20/07/01 e versamento dei decimi di nostra spettanza; in data 30/07/01 acquisto di n. 60.000 azioni dalla Cassa di Risparmio di Pistoia e Pescia SpA non interamente liberate, ottenendo il pieno controllo della società; in data 08/11/01 versamento dei decimi residui; in data 20/12/01 versamento per arrotondamento di 391.760 lire.	*5.809.201.760*	
FIRENZE EXPO' SpA Assunzione di n. 120.540 azioni in data 01/08/2001 per effetto dell' incorporazione della Centro Affari Firenze SpA.	*1.138.860.177*	
SOCIETA' INTERBANCARIA PER L'AUTOMAZIONE SpA Acquisto di n. 1 azione per effetto dell' incorporazione del Credito Fondiario Toscano SpA in data 01/08/01; acquisto di n. 6.405 azioni dalla Cassa di Risparmio di Pistoia e Pescia SpA in data 14/12/01 e di n. 887 azioni dalla Cassa di Risparmio di Orvieto SpA in data 17/12/01.	*25.443.804*	
FIRENZE PARCHEGGI SpA Acquisto di n.10.000 azioni per effetto dell'incorporazione del Credito Fondiario Toscano SpA in data 01/08/01.	*1.000.000.000*	

FIDI TOSCANA SpA — 596.900.000

Acquisto di n.5.969 azioni per effetto dell'incorporazione del Credito Fondiario Toscano SpA in data 01/08/01.

CBE SERVICE S.p.r.l. — 4.799.311

Acquisto di n.100 quote in data 21/09/01.

INFO2B SpA — 561.518.300

Sottoscrizione n.290.000 azioni per aumento del capitale sociale e trasformazione in SpA.

SERVIZI INTERBANCARI SpA — 423.154.472

Acquisto di n.167.850 azioni dalla Cassa di Risparmio di Pistoia e Pescia SpA in data 14/12/01 e acquisto di n.41.850 azioni dalla Cassa di Risparmio di Orvieto SpA in data 17/12/2001.

CRIF SpA — 63.566.329

Acquisto in data 14/12/2001 di n. 4.140 azioni dalla Cassa di Risparmio di Pistoia e Pescia SpA.

SITEBA SpA — 31.771.137

Acquisto in data 14/12/2001 di n. 8.358 azioni dalla Cassa di Risparmio di Pistoia e Pescia SpA.

SOCIETA' SERVIZI BANCARI SpA — 80.808.405

Acquisto di n.93.069 azioni dalla Cassa di Risparmio di Pistoia e Pescia SpA in data 14/12/01 e acquisto di n.21.075 azioni dalla Cassa di Risparmio di Orvieto SpA in data 17/12/2001.

DECREMENTI — **-152.515.949.156**

FIRENZE MOSTRE SpA — 69.935.000

Riduzione del capitale per perdite da lire 1.816.384.000 a lire 990.700.000 come da delibera dell'assemblea straordinaria del 26/02/2001, iscritta nel Registro delle Imprese il 27/03/2001 e rilevata in data 02/04/2001.

MONTE TITOLI SpA — 2.904.405.000

Cessione di n. 100.000 azioni alla Banca Sella SpA in data 29/03/2001.

AEROPORTO DI FIRENZE SpA — 479.886.899

Trasferimento tra i titoli di proprietà per negoziazione di n. 88.000 azioni in data 15/06/2001; trasferimento tra i titoli di proprietà per negoziazione dell'intero pacchetto azionario in data 21/12/2001.

CREDITO FONDIARIO TOSCANO SpA — 65.421.953.997

Annullamento azioni in data 01/08/01 per effetto dell' incorporazione.

CENTRO AFFARI FIRENZE SpA

Annullamento delle azioni per effetto dell'incorporazione della Centro Affari Firenze SpA in Firenze Expò SpA. — 1.138.860.177

FINDOMESTIC BANCA SpA — 81.114.629.599

Cessione alla Cetelem SA di n. 217.899 azioni ed alla Cassa di Risparmio di Pistoia e Pescia SpA di n.24.096 azioni acquistate dal BANCO DI SARDEGNA SpA in data 21/12/2001.

FINDOMESTIC SVILUPPO SpA — 1.386.278.484

Cessione alla Cetelem SA di n.14.526 azioni ed alla Cassa di Risparmio di Pistoia e Pescia SpA di n.1.660 azioni acquistate dal BANCO DI SARDEGNA SpA in data 21/12/2001.

PLUSVALENZE — **2.674.500.000**

Rappresentano l'utile derivante dalla cessione di:

- MONTE TITOLI SpA	2.674.500.000

RETTIFICHE DI VALORE — **-3.541.928.923**

Sono relative alla svalutazione delle seguenti partecipazioni:

- INFORMATICA CASSE TOSCANE SpA in liquidazione	24.106.430
- BUSINESS DATENBANKEN INTERNATIONAL GMBH	78.178
- GROSSETO SVILUPPO SpA	1.259.996
- ISTITUTO ENCICLOPEDIA BANCA E BORSA SpA	755.565
- NOMISMA SpA	5.258.595
- IMMOBILIARE NOVOLI SpA	217.934.934
- IMMOCRI SpA	135.536.638

- SANPAOLO IMI PRIVATE EQUITY SCHEME B.V.	*1.504.672.745*	
- WELCOME ITALIA SpA	*1.648.825.910*	
- EUROBIC TOSCANA SUD SpA	*3.499.932*	
RIPRESE DI VALORE		**836.342.661**
Si riferiscono alle seguenti partecipazioni:		
- ARVAL SERVICE LEASE ITALIA SpA	*759.538.237*	
- CENTRO AFFARI E CONVEGNI AREZZO Srl	*21.012.210*	
- SOCIETA' DI GESTIONE PER IL REALIZZO SpA	*2.904.215*	
- PATTO 2000 Scarl	*54.852*	
- SVILUPPO IMPRESE CENTRO ITALIA SpA	*10.776.114*	
- SIENA PARCHEGGI SpA	*41.093.587*	
- SOCIETA' ESERCIZIO AEREOPORTO MAREMMA SpA	*963.446*	
ESISTENZE FINALI		**1.606.539.512.683**

RENDICONTO DEI FONDI DI PREVIDENZA INTEGRATIVA
SENZA AUTONOMA PERSONALITA' GIURIDICA
AL 31 DICEMBRE 2001

Come già evidenziato nella parte B sezione 7 - "I Fondi" della nota integrativa, nell'anno 1999 è stato costituito un patrimonio di destinazione ex articolo 2117 c.c., relativo ai fondi di previdenza integrativi derivanti dagli accordi sindacali 21 maggio 1985 e 5 novembre 1998. Su tali fondi viene tenuta una contabilità separata delle operazioni e vengono immediatamente attribuiti i rendimenti degli investimenti e gli oneri derivanti dalla gestione del suddetto patrimonio. A tal proposito si precisa che il rendimento annuale è costituito, per ogni sezione o linea d'investimento, dal rapporto tra le rendite rivenienti dalla gestione (al netto dei relativi costi) e la giacenza media del rispettivo patrimonio.

Tenuto conto delle risultanze contabili, il patrimonio di destinazione al 31 dicembre 2001 è così composto (importi in lire):

- Sezione "Ordinaria" (a prestazione definita) - accordi 21 maggio 1985 e 5 novembre 1998	198.834.086.058
- Sezione "Speciale" (a contribuzione definita) - accordo 5 novembre 1998	13.530.661.459
Totale	212.364.747.517

L'importo relativo alla Sezione "Speciale", i cui iscritti hanno la possibilità di investire le somme loro spettanti in base a tre linee d'investimento (prudenziale, bilanciata e aggressiva), risulta così ripartito:

- linea prudenziale	2.751.665.475
- linea bilanciata	3.123.706.305
- linea aggressiva	7.655.289.679
	13.530.661.459

PATRIMONIO FIP SEZIONE "ORDINARIA" (A PRESTAZIONE DEFINITA) - ACCORDI 21 MAGGIO 1985 E 5 NOVEMBRE 1998

Al 31 dicembre 2001 il patrimonio della Sezione "Ordinaria" risulta così investito:

- Investimenti mobiliari		176.905.145.575
- Titoli immobilizzati	0	
- Titoli non immobilizzati	174.289.979.142	
- Ratei su titoli immobilizzati e non immobilizzati	2.615.166.433	
- Liquidità		21.928.940.483
Totale attività		198.834.086.058

Le entrate della Sezione "Ordinaria" del FIP per l'anno 2001 sono così costituite:

- Rendite degli investimenti		28.915.377.945
Interessi attivi su titoli e scarti	9.837.009.159	
Utilizzo Fondo riacquisto opzioni	1.500.000.000	
Incasso premi su opzioni	16.295.028.714	
Plusvalenze su vendita titoli	458.270.296	
Rivalutazione titoli non immobilizzati	278.813.551	
Dividendi su azioni	23.753.194	
Contributo accordo 5 novembre 1998	522.503.031	
- Incasso delle quote di contributi		1.253.828.531
A carico degli iscritti	742.364.686	
A carico dell'azienda	511.463.845	
Totale entrate		30.169.206.476

Le uscite della Sezione "Ordinaria" del FIP per l'anno 2001 sono rappresentate da:

- Costi degli investimenti		26.169.724.152
Perdite da negoziazione titoli	8.972.537.385	
Premi su titoli pagati	7.902.692.378	
Accantonamento al fondo riacquisto opzioni	1.176.864.906	
Svalutazione titoli immobilizzati	8.117.629.483	
- Pensioni erogate nell'esercizio agli iscritti		10.695.818.260
- Trasferimenti ad altri fondi		119.486.527
- Spese amministrative e diverse		16.672.000
Totale uscite		37.001.700.939

Si precisa che per la presente Sezione, in base agli accordi Sindacali, viene effettuato ogni 4 anni il calcolo della riserva matematica avvalendosi di un Attuario esterno, il quale evidenzia anche il calcolo annuale dei flussi finanziari e la relativa riserva matematica prospettica del quadriennio successivo. L'ultima verifica attuariale è stata effettuata con riferimento al 1° gennaio 2002; a tale data il calcolo annuale dei flussi finanziari ha evidenziato un avanzo tecnico; a tal proposito si ricorda che solo in presenza di un deficit gli accordi Sindacali istitutivi del FIP prevedono una tolleranza del 2% per l'adeguamento automatico della cosiddetta "aliquota di equilibrio", applicata sulla retribuzione pensionabile ed attualmente pari a:

- per il personale del ramo credito iscritto ante 1° gennaio 1991: 3,25% a carico azienda e 0,10% a carico dipendente;
- per il personale del ramo concessioni iscritto ante 1° gennaio 1991: 5,15% a carico azienda e 0,10% a carico dipendente;
- per il personale iscritto dal 1° gennaio 1991al 27 aprile 1993: 3,25% a carico azienda e 2% a carico dipendente.

PATRIMONIO FIP SEZIONE "SPECIALE" (A CONTRIBUZIONE DEFINITA) - ACCORDO 5 NOVEMBRE 1998

Linea Prudenziale

- Investimenti mobiliari		1.940.384.154
- Titoli e fondi non immobilizzati	1.918.667.583	
- Ratei su titoli non immobilizzati	21.716.571	
- Liquidità		811.281.321
Totale attività		2.751.665.475

Le entrate della linea Prudenziale per l'anno 2001 sono così costituite:

- Rendite degli investimenti		362.282.830
Interessi attivi su titoli e scarti	54.272.136	
Incasso premi su opzioni	143.932.631	
Plusvalenze su vendita titoli	79.893.466	
Rivalutazione titoli non immobilizzati	71.818.573	
Contributo accordo 5 dicembre 1998	12.366.024	
Incasso delle quote di contributi (31 dicembre 2001)		617.553.797
Contributi aziendali	515.283.568	
Contributi dipendenti	95.656.230	
Contributi dipendenti di Datacentro SpA	2.846.452	
Contributi dipendenti distaccati presso l'Ente Cassa di Risparmio di Firenze	3.767.547	
Totale entrate		979.836.627

Le uscite della linea Prudenziale per l'anno 2001 sono rappresentate da:

- Costi degli investimenti		296.760.528
Imposta sostitutiva	8.098.261	
Pagamento premi assicurativi	8.593.531	
Perdite da negoziazione titoli	107.459.750	
Pagamento premi su opzioni	104.558.580	
Svalutazione titoli immobilizzati	68.050.406	
- Trasferimenti ad altri fondi		20.715.475
- Spese generali (bollo su estratti conto)		335.000
Totale uscite		317.811.003

Il rendimento della linea Prudenziale nell'esercizio 2001 è risultato pari al 3,167% netto.

Linea Bilanciata

- Investimenti mobiliari		2.096.996.839
- Titoli e fondi non immobilizzati	2.084.026.726	
- Ratei su titoli non immobilizzati	12.970.113	
- Liquidità		1.012.509.287
- Debitori diversi		14.200.179
Totale attività		3.123.706.305

Le entrate della linea Bilanciata per l'anno 2001 sono così costituite:

- Rendite degli investimenti		364.916.711
Interessi attivi su titoli e scarti	28.630.457	
Incasso premi su opzioni	154.156.137	
Plusvalenze su vendita titoli	79.163.425	
Rivalutazione titoli non immobilizzati	77.852.237	
Credito d'imposta fiscale	7.551.597	
Contributo accordo 5 novembre 1998	17.562.858	
Incasso delle quote di contributi (31 dicembre 2001)		778.356.060

Totale entrate		1.269.084.698

Le uscite della linea Bilanciata per l'anno 2001 sono rappresentate da:

- Costi degli investimenti		426.015.990
Pagamento premi su options	104.558.580	
Pagamento premi assicurativi	16.894.125	
Perdite da negoziazione titoli	156.753.353	
Svalutazione titoli non immobilizzati	147.809.932	
- Trasferimenti ad altri fondi		22.189.008
- Spese generali (bollo su estratti conto)		377.500
Totale uscite		448.582.498

Il rendimento della linea Bilanciata nell'esercizio 2001 è risultato negativo del 2,587%.

Linea Aggressiva

- Investimenti mobiliari		5.096.306.742
- Titoli e fondi non immobilizzati	5.073.373.172	
- Ratei su titoli non immobilizzati	22.933.570	
- Liquidità		2.505.325.154
- Debitori diversi		53.657.783
Totale attività		7.655.289.679

Le entrate della linea Aggressiva per l'anno 2001 sono così costituite:

- Rendite degli investimenti		847.816.112
Interessi attivi su titoli e scarti	52.807.102	
Incasso premi su opzioni	460.687.040	
Plusvalenze su vendita titoli	134.738.075	
Rivalutazione titoli non immobilizzati	114.046.982	
Credito d'imposta fiscale 11%	46.767.454	
Contributo accordo 5 novembre 1998	38.769.459	
Incasso delle quote di contributi (31 dicembre 2001)		2.347.674.169
Contributi aziendali	1.945.355.064	
Contributi dipendenti	382.256.773	
Contributi dipendenti di Datacentro SpA	20.062.332	
Trasferimenti da altri fondi		8.470.451
Totale entrate		3.203.960.732

Le uscite della linea Aggressiva per l'anno 2001 sono rappresentate da:

- Costi degli investimenti		1.226.207.413
Perdite da negoziazione titoli	393.392.276	
Pagamento premi su options	313.675.740	
Pagamento premi assicurativi	8.635.487	
Svalutazione titoli immobilizzati	510.503.910	
- Trasferimenti ad altri fondi		171.355.132
- Spese generali (bollo su estratti conto)		1.192.500
Totale uscite		1.398.755.045

Il rendimento della linea Aggressiva nell'esercizio 2001 è risultato negativo del 6,621%.

RENDICONTO DEL FONDO PENSIONE APERTO A CONTRIBUZIONE DEFINITA CRF PREVIDENZA AL 31 DICEMBRE 2001

(valori espressi in Euro)

RELAZIONE SULLA GESTIONE ESERCIZIO 2001

Il presente rendiconto, redatto in osservanza al principio di chiarezza, rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e l'andamento dell'esercizio di ciascuno dei quattro comparti del fondo e, in osservanza alle direttive impartite dalla Commissione di Vigilanza sui Fondi Pensione, comprende per ciascun comparto i seguenti documenti:

1. Stato Patrimoniale
2. Conto Economico
3. Nota integrativa

Caratteristiche strutturali

Il fondo pensione aperto "CRF PREVIDENZA", è stato istituito ai sensi del D. Lgs. 21 aprile 1993, n. 124, al fine di assicurare più elevati livelli di copertura previdenziale, secondo criteri di corrispettività ed in base al principio della capitalizzazione, mediante l'erogazione di trattamenti pensionistici complementari del sistema obbligatorio pubblico.
Il Fondo opera in regime di contribuzione definita.
Il Fondo, istituito da Cassa di Risparmio di Firenze con delibera del Consiglio di Amministrazione del 13 novembre 2000 e iscritto al n. 110 dell'Albo tenuto dalla Commissione di Vigilanza, ha iniziato la sua operatività in data 18 giugno 2001.

CRF PREVIDENZA gestisce le proprie attività attraverso lo stesso Istitutore, Cassa di Risparmio di Firenze SpA, che ha conferito a San Paolo IMI Institutional Asset Management SGR SpA l'incarico di effettuare specifiche scelte di investimento concernenti le singole linee, con riferimento all'intero patrimonio delle stesse e a tutti i mercati e le tipologie di strumenti finanziari consentiti dal Regolamento del Fondo.

Le caratteristiche essenziali delle singole linee di investimento, sono le seguenti:

Comparto 1 - *Obbligazionario*
E' una linea di investimento volta a garantire un profilo di rischio "basso", che ricerca la conservazione del capitale investito attraverso una gestione in titoli obbligazionari. L'orizzonte temporale dell'investimento è di brevissimo periodo.

Il benchmark prescelto è così composto:

- 60%JP Morgan Euro Cash Index 3 mesi
- 40% JP Morgan Emu Government Bond Index

Comparto 2 - *Bilanciato Obbligazionario*
E' una linea di investimento con profilo di rischio "medio-basso", che ha come scopo l'incremento nel medio periodo dei capitali investiti mediante la gestione professionale degli investimenti in valori mobiliari azionari ed obbligazionari opportunamente diversificati e selezionati. L'orizzonte temporale dell'investimento è di medio periodo.

Il benchmark prescelto è così composto:

- 80% JP Morgan Emu Government Bond Index
- 20% MSCI World con dividendi reinvestiti

Comparto 3 - *Bilanciato*
E' una linea di investimento con profilo di rischio "medio-alto", che si propone l'obiettivo di rispondere alle esigenze di coloro che prevedono di richiedere il pensionamento nel lungo periodo e quindi, tenuto conto del lungo orizzonte temporale di permanenza nel fondo, intendono diversificare il proprio portafoglio bilanciando gli investimenti tra il mercato obbligazionario e quello azionario. L'orizzonte temporale dell'investimento è di lungo periodo.

Il benchmark prescelto è così composto:

- 50% JP Morgan Emu Government Bond Index
- 50% MSCI World con dividendi reinvestiti

Comparto 4 - *Bilanciato Azionario*

E' una linea di investimento con profilo di rischio "alto", che risponde alle esigenze di coloro che, avendo un'età anagrafica bassa e quindi una prospettiva di permanenza nel fondo pensione di lunghissimo periodo, desiderano ottenere una rivalutazione del capitale investito, ricorrendo al dinamismo e alle opportunità di elevate performance dei mercati azionari. L'orizzonte temporale dell'investimento è di lunghissimo periodo.

Il benchmark prescelto è così composto:

- 30% JP Morgan Emu Government Bond Index
- 70% MSCI World con dividendi reinvestiti

Erogazione delle prestazioni

Per quanto riguarda la fase di erogazione delle rendite e delle prestazioni accessorie, il Fondo ha stipulato apposite convenzioni con la compagnia CENTROVITA Assicurazioni SpA.
La Convenzione per l'assicurazione delle prestazioni pensionistiche complementari ha per oggetto, per la parte al netto della eventuale quota da erogare sotto forma di capitale, l'assicurazione di "rendita vitalizia immediata rivalutabile" ovvero, a scelta dell'aderente, una delle seguenti altre rendite:

1. una "rendita vitalizia reversibile" in misura totale o per la quota scelta dell'iscritto stesso
2. una "rendita certa per i primi 5 anni" e successivamente vitalizia
3. una "rendita certa per i primi 10 anni" e successivamente vitalizia.

Per quanto riguarda invece l'erogazione di prestazioni accessorie, la convenzione stipulata prevede l'assicurazione dei casi di morte e di invalidità totale o permanente ogni causa. L'adesione alle suddette prestazioni accessorie è facoltativa e va indicata al momento dell'adesione.

Banca Depositaria

Banca Depositaria delle risorse del Fondo è SanPaolo IMI SpA con sede in Torino - P.za San Carlo 156.

Iscritti

Alla data di chiusura dell'esercizio, il numero complessivo degli aderenti - tutti lavoratori attivi, iscritti con adesione individuale - è di **93** unità così ripartite nei 4 comparti:

- Comparto 1 - n. 3
- Comparto 2 - n. 30
- Comparto 3 - n. 32
- Comparto 4 - n. 28

Andamento della gestione

Nel Comparto 1, l'esiguità del patrimonio ha permesso di effettuare solo un investimento in CCT per i primi 6 mesi della gestione.
Nei Comparti 2, 3 e 4, gli investimenti sono stati effettuati acquistando, con percentuali diverse a seconda del benchmark delle linee stesse, due OICR di diritto italiano (Bonds per la parte obbligazionaria e International per la parte azionaria) di cui si riportano le performance:

SAN PAOLO IMI - Fondi di Diritto Italiano - performance al 28/12/2001

6 MESI	**Patrimoni**	**Performance**				**Differenze**	
Fondi	**(mil. Euro)**	**Fondo**	**Benchmark**	**Mediana categ.**	**Fideuram**	**Fondo/ benchmark**	**Fondo/ mediana**
Spaolo SPInternational	242	-11,5%	-8,9%	-9,6%	-9,6%	-2,5%	-1,9%
Spaolo SPBonds	225	-2,2%	-0,9%	-1,0%	-1,1%	-1,3%	-1,2%

Bonds

Come investe In titoli a reddito fisso denominati prevalentemente in valuta estera.



55.3% - Obbligazioni estere
33.6% - Obbligazioni EURO
10.4% - Liquidità
0.8% - Obbligazioni estere a



Altri
2.7%
Dollaro Canadese
2.3%
Lira Sterlina
5.8%
Yen Giapponese
25.0%
Dollaro Usa
26.8%
Euro
37.4%
0%
5%
10%
15%
20%
25%
30%
35%
40%



31% - AA
3.7% - AA+
60.9% - AAA
4.4% - BBB+



Benchmark
Fondo
130.0
124.0
118.0
112.0
106.0
100.0
125.7
114.6
dic feb apr giu ago ott dic feb apr giu ago ott dic feb apr giu ago ott dic

International

Come investe In azioni di società quotate sui principali mercati internazionali.


Altri 4.7%
Finlandia 1.8%
Italia 3.5%
Lussemburgo 3.5%
Olanda 3.8%
Svizzera 3.9%
Germania 4.4%
Francia 6.3%
Regno Unito 8.8%
Stati Uniti d'America
0% 10% 20% 30% 40% 50% 60%


Servizi 2.6%
Altro 5.0%
Industriali 6.2%
Energia 6.5%
Materie Prime 6.5%
Telecomunicazioni 7.5%
Cura della persona 13.2%
Alta tecnologia 15.0%
Beni di consumo 17.0%
Finanza 20.7%
0% 5% 10% 15% 20% 25%


Benchmark
Fondo
170.0
156.0
142.0
128.0
114.0
100.0
86.0
118.0
107.6
dic feb apr giu ago ott dic feb apr giu ago ott dic feb apr giu ago ott dic

L'esiguità dei conferimenti, e delle adesioni, ha reso impossibile al Gestore di porre in essere un'attività di gestione ottimale delle risorse. Dall'inizio della gestione, infatti, soltanto il Comparto 4 ha avuto una performance positiva (+0,269%).

Andamento della gestione amministrativa

Per l'anno 2001, stante l'esiguità del numero degli iscritti e del patrimonio del Fondo, gli oneri per il Servizio di Banca Depositaria, Gestione Finanziaria e Gestione Amministrativa (affidata al service esterno Servizi Previdenziali SpA) sono stati superiori agli introiti derivanti dal recupero spese gravanti sugli iscritti nella misura stabilita dall'art. 15 del Regolamento del Fondo.

Operazioni in conflitto di interessi

Non risultano operazioni poste in essere in conflitto di interesse. Si richiama l'attenzione al fatto che gli investimenti sono stati effettuati in quote di OICR autorizzate gestite da società del Gruppo SPAOLO IMI .

Fatti di rilievo avvenuti dopo la chiusura dell'esercizio.

Non si ravvisano fatti di rilievo avvenuti dopo la chiusura dell'esercizio.

Evoluzione prevedibile della gestione

Per l'anno 2002 è stato previsto un obiettivo di gruppo di 14.000 iscritti da raggiungere sia attraverso le adesioni individuali che quelle collettive. Questo dovrebbe consentire al Fondo di operare nel pieno rispetto delle strategie di investimento previste, tese al raggiungimento di performance superiori al benchmark di riferimento.

Il Responsabile del Fondo Pensione Aperto
"CRF PREVIDENZA"
Fabrizio Falcetti

Comparto 1
STATO PATRIMONIALE - Fase di accumulo
Attività

10 Investimenti		**236,31**
a) Depositi bancari	34,62	
b) Crediti per operazioni pronti contro termine	-	
c) Titoli emessi da Stati o da Organismi internazionali	201,11	
d) Titoli di debito quotati	-	
e) Titoli di capitale quotati	-	
f) Titoli di debito non quotati	-	
g) Titoli di capitale non quotati	-	
h) Quote di O.I.C.R.	-	
i) Opzioni acquistate	-	
l) Ratei e risconti attivi	0,58	
m) Garanzie di risultato rilasciate al fondo pensione	-	
n) Altre Attività di gestione finanziaria	-	
20 Garanzie di risultato acquisite sulle posizioni individuali		**-**
30 Crediti di imposta		**7,70**
TOTALE ATTIVITA'		**244,01**

Passività

10 Passività della gestione previdenziale		**-**
a) Debiti della gestione previdenziale	-	
20 Garanzie di risultato riconosciute sulle posizioni individuali		**-**
30 Passività della gestione finanziaria		**(14,08)**
a) Debiti per operazioni pronti contro termine	-	
b) Opzioni emesse	-	
c) Ratei e risconti passivi	-	
d) Altre passività della gestione finanziaria	(14,08)	
40 Debiti di imposta		**-**
TOTALE PASSIVITA'		**(14,08)**
100 Attivo netto destinato alle prestazioni		**229,93**

CONTI D'ORDINE

Contributi attesi da incassare	**1.162,02**

Conto economico - Fase di accumulo

10 Saldo della gestione previdenziale		**343,87**
a) Contributi per le prestazioni	361,51	
b) Anticipazioni	-	
c) Trasferimenti e riscatti	-	
d) Trasformazioni in rendita	-	
e) Erogazioni in conto capitale	-	
f) Premi per prestazioni accessorie	(17,64)	
20 Risultato della gestione finanziaria		**(69,71)**
a) Dividendi e interessi	0,45	
b) Profitti e perdite da operazioni finanziarie	(70,16)	
c) Commissioni e provvigioni su prestito titoli	-	
d) Proventi e oneri per operazioni pronti c/termine	-	
e) Differenziale su garanzie di risultato rilasciate al fondo pensione	-	
30 Oneri di gestione		**(51,93)**
a) Società di gestione	(51,93)	
40 Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva (10)+(20)+(30)		**222,23**
50 Imposta sostitutiva		7,70
VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI (40)+(50)		229,93

NOTA INTEGRATIVA – FASE DI ACCUMULO

INFORMAZIONI GENERALI

Il "Fondo Pensione Aperto C.R.F. PREVIDENZA" è stato istituito dalla Cassa di Risparmio di Firenze S.p.A. con delibera del Consiglio di Amministrazione del 13 novembre 2000.
E' un fondo pensione complementare costituito in conformità alle disposizioni del D.Lgs. n.124 del 21/4/1993 e successive modificazioni e integrazioni, operante in regime di contribuzione definita e capitalizzazione individuale, autorizzato all'esercizio dalla commissione di vigilanza sui Fondi Pensione con delibera del 7 novembre 2000.

Lo scopo del Fondo è quello di garantire agli associati aventi diritto, prestazioni complementari al sistema obbligatorio pubblico, al fine di assicurare più elevati livelli di copertura previdenziale.

Possono aderire al Fondo, in forma individuale, i soggetti destinatari delle forme pensionistiche di cui all'art. 9 bis del decreto sopra citato, e, su base collettiva, i destinatari di cui all'art. 2, comma 1, del medesimo decreto.

Principali attività svolte

Le principali attività svolte nel corso dell'esercizio, sono relative alla raccolta dei contributi ed al relativo investimento.

Criteri di valutazione

Le poste patrimoniali del presente bilancio sono iscritte al valore nominale ad eccezione degli investimenti finanziari, per i quali si è adottato il valore di mercato dell'ultimo giorno di valorizzazione dell'esercizio.

Le poste del conto economico sono esposte in bilancio secondo i principi di prudenza e di competenza economica.

In ossequio agli orientamenti emanati dalla Commissione di Vigilanza sui fondi pensione, i contributi non vengono rilevati per competenza ma secondo il principio di cassa.
I contributi dovuti dagli aderenti vengono registrati tra le entrate, in espressa deroga al principio della competenza, solo una volta che siano stati effettivamente incassati; conseguentemente, sia l'attivo netto disponibile per le prestazioni sia le posizioni individuali vengono incrementate solo a seguito dell'incasso dei contributi. Pertanto, i contributi dovuti, ma non ancora incassati, sono evidenziati nei conti d'ordine.

La tassazione è stata applicata secondo le innovazioni introdotte dal Decreto Legislativo 18 febbraio 2000 n. 47, che qualificano i Fondi Pensione come soggetti cosiddetti "lordisti": pertanto non più sottoposti al prelievo alla fonte dei redditi di capitale percepiti, ma sono soggetti all'11% sul risultato netto maturato (ai fini fiscali) in ciascun periodo di imposta.

COMMENTO ALLE VOCI DI STATO PATRIMONIALE E CONTO ECONOMICO

STATO PATRIMONIALE

ATTIVITA'

Investimenti

Depositi bancari
La voce comprende il saldo del c/c afflussi (sul quale vengono accreditati i contributi mensili versati dagli aderenti) per Euro 9,28 e del c/c gestione (utilizzato come conto di appoggio per l'investimento dei contributi appena citati) Euro 25,34

Titoli Emessi da Stati o da Organismi Internazionale.
L'importo di euro 201,11 è costituito esclusivamente da CCT-1DC06 T.V.

Ratei e risconti attivi
Sono esclusivamente composti dai ratei di interesse sul titolo sopra citato per Euro 0,58

Crediti di imposta
L' importo di euro 7,70 è relativo al credito per l'imposta sostitutiva maturato nel periodo.

PASSIVITA'

Passività della gestione finanziaria

Altre passività della Gestione Finanziaria
L'importo totale di euro 14,08 è costituito dall'imposta di bollo sui conti correnti per euro 13,94 (addebitata trimestralmente) e dalle commissioni di Gestione Fondo da versare per Euro 0,14.

Attivo netto

L'*Attivo netto destinato alle prestazioni* è pari a euro 229,93 suddiviso in n. 32,906 quote da euro 6,986 ciascuna.

CONTI D'ORDINE

Contributi attesi da incassare

Sono relativi ai contributi del mese di dicembre versati a gennaio 2002 ed ammontano ad euro 1.162,02

CONTO ECONOMICO

Saldo della gestione previdenziale

Contributi per le prestazioni

I contributi incassati nel corso dell'anno ammontano a totali euro 361,51 e sono tutti completamente provenienti da adesioni individuali. L'importo è comprensivo delle commissioni di sottoscrizione e dei premi per le prestazioni accessorie.

Premi per le Prestazioni accessorie

I premi per le prestazioni accessorie ammontano a euro 17,64.

Risultato della gestione finanziaria

Dividendi ed interessi

I conti correnti bancari hanno prodotto interessi netti per euro 0,24, mentre il rateo di interesse maturato sul titolo descritto nella sezione investimenti ammonta a euro 0,21.

Profitti e perdite da operazioni finanziarie

L'importo di euro 70,16 è principalmente composto dall'imposta di bollo su c/c (pari a euro 41,82), dalle spese e commissioni su c/c (pari a euro 28,27) e per la restante parte (euro 0,07) dalle minusvalenze su titoli.

Oneri di Gestione

Società di Gestione

L'importo è principalmente costituito dalle Commissioni di sottoscrizione versate all'Ente Istitutore che ammontano a euro 51,64. I restanti euro 0,29 sono relativi alle Commissione di Gestione Fondo, calcolate in misura percentuale come da art. 15 del Regolamento.

Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva

Tale variazione ammonta a euro 222,23.

Imposta sostitutiva

Nell'esercizio 2001 si è verificato un Credito di Imposta pari a euro 7,70.

Variazione attivo netto destinato alle prestazioni

La variazione dell'attivo netto destinato alle Prestazioni ammonta a euro 229,93.

Comparto 2

STATO PATRIMONIALE - Fase di accumulo

Attività

10 Investimenti		**18.294,59**
a) Depositi bancari	231,02	
b) Crediti per operazioni pronti contro termine	-	
c) Titoli emessi da Stati o da Organismi internazionali	-	
d) Titoli di debito quotati	-	
e) Titoli di capitale quotati	-	
f) Titoli di debito non quotati	-	
g) Titoli di capitale non quotati	-	
h) Quote di O.I.C.R.	18.063,57	
i) Opzioni acquistate	-	
l) Ratei e risconti attivi	-	
m) Garanzie di risultato rilasciate al fondo pensione	-	
n) Altre Attività di gestione finanziaria	-	
20 Garanzie di risultato acquisite sulle posizioni individuali		**-**
30 Crediti di imposta		**31,25**
TOTALE ATTIVITA'		**18.325,84**

Passività

10 Passività della gestione previdenziale		**-**
a) Debiti della gestione previdenziale	-	
20 Garanzie di risultato riconosciute sulle posizioni individuali		**-**
30 Passività della gestione finanziaria		**(27,94)**
a) Debiti per operazioni pronti contro termine	-	
b) Opzioni emesse	-	
c) Ratei e risconti passivi	-	
d) Altre passività della gestione finanziaria	(27,94)	
40 Debiti di imposta		**-**
TOTALE PASSIVITA'		**(27,94)**
100 Attivo netto destinato alle prestazioni		**18.297,90**

CONTI D'ORDINE

Contributi attesi da incassare	**29.763,29**

Conto economico - Fase di accumulo

10 Saldo della gestione previdenziale		**19.170,44**
a) Contributi per le prestazioni	19.571,67	
b) Anticipazioni	-	
c) Trasferimenti e riscatti	-	
d) Trasformazioni in rendita	-	
e) Erogazioni in conto capitale	-	
f) Premi per prestazioni accessorie	(401,23)	
20 Risultato della gestione finanziaria		**(237,94)**
a) Dividendi e interessi	0,24	
b) Profitti e perdite da operazioni finanziarie	(238,18)	
c) Commissioni e provvigioni su prestito titoli	-	
d) Proventi e oneri per operazioni pronti c/termine	-	
e) Differenziale su garanzie di risultato rilasciate al fondo pensione	-	
30 Oneri di gestione		**(665,85)**
a) Società di gestione	(665,85)	
40 Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva (10)+(20)+(30)		**18.266,65**
50 Imposta sostitutiva		31,25
VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI (40)+(50)		18.297,90

Nota integrativa – Fase di accumulo

INFORMAZIONI GENERALI

Il "Fondo Pensione Aperto C.R.F. PREVIDENZA" è stato istituito dalla Cassa di Risparmio di Firenze S.p.A. con delibera del Consiglio di Amministrazione del 13 novembre 2000.
E' un fondo pensione complementare costituito in conformità alle disposizioni del D.Lgs. n.124 del 21/4/1993 e successive modificazioni e integrazioni, operante in regime di contribuzione definita e capitalizzazione individuale, autorizzato all'esercizio dalla commissione di vigilanza sui Fondi Pensione con delibera del 7 novembre 2000.

Lo scopo del Fondo è quello di garantire agli associati aventi diritto, prestazioni complementari al sistema obbligatorio pubblico, al fine di assicurare più elevati livelli di copertura previdenziale.

Possono aderire al Fondo, in forma individuale, i soggetti destinatari delle forme pensionistiche di cui all'art. 9 bis del decreto sopra citato, e, su base collettiva, i destinatari di cui all'art. 2, comma 1, del medesimo decreto.

Principali attività svolte

Le principali attività svolte nel corso dell'esercizio, sono relative alla raccolta dei contributi ed al relativo investimento.

Criteri di valutazione

Le poste patrimoniali del presente bilancio sono iscritte al valore nominale ad eccezione degli investimenti finanziari, per i quali si è adottato il valore di mercato dell'ultimo giorno di valorizzazione dell'esercizio.

Le poste del conto economico sono esposte in bilancio secondo i principi di prudenza e di competenza economica.

In ossequio agli orientamenti emanati dalla Commissione di Vigilanza sui fondi pensione, i contributi non vengono rilevati per competenza ma secondo il principio di cassa.
I contributi dovuti dagli aderenti vengono registrati tra le entrate, in espressa deroga al principio della competenza, solo una volta che siano stati effettivamente incassati; conseguentemente, sia l'attivo netto disponibile per le prestazioni sia le posizioni individuali vengono incrementate solo a seguito dell'incasso dei contributi. Pertanto, i contributi dovuti, ma non ancora incassati, sono evidenziati nei conti d'ordine.

La tassazione è stata applicata secondo le innovazioni introdotte dal Decreto Legislativo 18 febbraio 2000 n. 47, che qualificano i Fondi Pensione come soggetti cosiddetti "lordisti": pertanto non più sottoposti al prelievo alla fonte dei redditi di capitale percepiti, ma sono soggetti all'11% sul risultato netto maturato (ai fini fiscali) in ciascun periodo di imposta.

COMMENTO ALLE VOCI DI STATO PATRIMONIALE E CONTO ECONOMICO

STATO PATRIMONIALE

ATTIVITA'

Investimenti

Depositi bancari
La voce comprende il saldo del c/c afflussi (sul quale vengono accreditati i contributi mensili versati dagli aderenti) per Euro 4,63 e del c/c gestione (utilizzato come conto di appoggio per l'investimento dei contributi appena citati) 226,39

Quote di OICR.
L'importo di euro 18063,57 è costituito dai seguenti Fondi Comuni di investimento:
S.PAOLO BONDS per euro 14.324,25 e S.PAOLO INTERNATIONAL per euro 3.739,32

Crediti di imposta

L' importo di euro 31,25 è relativo al credito per l'imposta sostitutiva.

PASSIVITA'

Passività della gestione finanziaria

Altre passività della Gestione Finanziaria
L'importo totale di euro 27,94 è costituito dall'imposta di bollo sui conti correnti per euro 13,94 (addebitata trimestralmente) e dalle commissioni di Gestione Fondo da versare per Euro 13,97 e da 0,03 euro da arrotondamenti su operazioni in titoli regolate nel corso del mese di gennaio 2002.

Attivo netto

L'*Attivo netto destinato alle prestazioni* è pari a euro 18.297,90 suddiviso in n. 1.870,887 quote da euro 9,780 ciascuna.

CONTI D'ORDINE

Contributi attesi da incassare
Sono relativi ai contributi del mese di dicembre versati a gennaio 2002 ed ammontano ad euro 29.763,29

CONTO ECONOMICO

Saldo della gestione previdenziale

Contributi per le prestazioni

I contributi incassati nel corso dell'anno ammontano a totali euro 19.571,67 e sono tutti completamente provenienti da adesioni individuali. L'importo è comprensivo delle commissioni di sottoscrizione e dei premi per le prestazioni accessorie.

Premi per le Prestazioni accessorie

I premi per le prestazioni accessorie ammontano a euro 401,23.

Risultato della gestione finanziaria

Dividendi ed interessi

I conti correnti bancari hanno prodotto interessi netti per euro 0,24.

Profitti e perdite da operazioni finanziarie

L'importo di euro 238,18 è principalmente composto dall'imposta di bollo su c/c (pari a euro 97,59), dalle spese e commissioni su c/c (pari a euro 38,15) e dalle minusvalenze su quote di OICR (euro 102,44).

Oneri di Gestione

Società di Gestione

L'importo è principalmente costituito dalle Commissioni di sottoscrizione versate all'Ente Istitutore che ammontano a euro 619,68. I restanti euro 46,17 sono relativi alle Commissione di Gestione Fondo, calcolate in misura percentuale come da art. 15 del Regolamento.

Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva

Tale variazione ammonta a euro 18.266,65.

Imposta sostitutiva

Nell'esercizio 2001 si è verificato un Credito di Imposta pari a euro 31,25.

Variazione attivo netto destinato alle prestazioni

La variazione dell'attivo netto destinato alle Prestazioni ammonta a euro 18.297,90.

Comparto 3

STATO PATRIMONIALE - Fase di accumulo

Attività

10 Investimenti		**19.630,29**
a) Depositi bancari	97,14	
b) Crediti per operazioni pronti contro termine	-	
c) Titoli emessi da Stati o da Organismi internazionali	-	
d) Titoli di debito quotati	-	
e) Titoli di capitale quotati	-	
f) Titoli di debito non quotati	-	
g) Titoli di capitale non quotati	-	
h) Quote di O.I.C.R.	19.533,15	
i) Opzioni acquistate	-	
l) Ratei e risconti attivi	-	
m) Garanzie di risultato rilasciate al fondo pensione	-	
n) Altre Attività di gestione finanziaria	-	
20 Garanzie di risultato acquisite sulle posizioni individuali		**-**
30 Crediti di imposta		**45,17**
TOTALE ATTIVITA'		**19.675,46**

Passività

10 Passività della gestione previdenziale		**-**
a) Debiti della gestione previdenziale	-	
20 Garanzie di risultato riconosciute sulle posizioni individuali		**-**
30 Passività della gestione finanziaria		**(30,62)**
a) Debiti per operazioni pronti contro termine	-	
b) Opzioni emesse	-	
c) Ratei e risconti passivi	-	
d) Altre passività della gestione finanziaria	(30,62)	
40 Debiti di imposta		**-**
TOTALE PASSIVITA'		**(30,62)**
100 Attivo netto destinato alle prestazioni		**19.644,84**

CONTI D'ORDINE

Contributi attesi da incassare	**37.240,14**

Conto economico - Fase di accumulo

10 Saldo della gestione previdenziale		**20.500,82**
a) Contributi per le prestazioni	20.665,46	
b) Anticipazioni	-	
c) Trasferimenti e riscatti	-	
d) Trasformazioni in rendita	-	
e) Erogazioni in conto capitale	-	
f) Premi per prestazioni accessorie	(164,64)	
20 Risultato della gestione finanziaria		**(344,42)**
a) Dividendi e interessi	0,15	
b) Profitti e perdite da operazioni finanziarie	(344,57)	
c) Commissioni e provvigioni su prestito titoli	-	
d) Proventi e oneri per operazioni pronti c/termine	-	
e) Differenziale su garanzie di risultato rilasciate al fondo pensione	-	
30 Oneri di gestione		**(556,73)**
a) Società di gestione	(556,73)	
40 Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva (10)+(20)+(30)		**19.599,67**
50 Imposta sostitutiva		45,17
VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI (40)+(50)		19.644,84

Nota integrativa - Fase di accumulo

INFORMAZIONI GENERALI

Il "Fondo Pensione Aperto C.R.F. PREVIDENZA" è stato istituito dalla Cassa di Risparmio di Firenze S.p.A. con delibera del Consiglio di Amministrazione del 13 novembre 2000.
E' un fondo pensione complementare costituito in conformità alle disposizioni del D.Lgs. n.124 del 21/4/1993 e successive modificazioni e integrazioni, operante in regime di contribuzione definita e capitalizzazione individuale, autorizzato all'esercizio dalla commissione di vigilanza sui Fondi Pensione con delibera del 7 novembre 2000.

Lo scopo del Fondo è quello di garantire agli associati aventi diritto, prestazioni complementari al sistema obbligatorio pubblico, al fine di assicurare più elevati livelli di copertura previdenziale.

Possono aderire al Fondo, in forma individuale, i soggetti destinatari delle forme pensionistiche di cui all'art. 9 bis del decreto sopra citato, e, su base collettiva, i destinatari di cui all'art. 2, comma 1, del medesimo decreto.

Principali attività svolte

Le principali attività svolte nel corso dell'esercizio, sono relative alla raccolta dei contributi ed al relativo investimento.

Criteri di valutazione

Le poste patrimoniali del presente bilancio sono iscritte al valore nominale ad eccezione degli investimenti finanziari, per i quali si è adottato il valore di mercato dell'ultimo giorno di valorizzazione dell'esercizio.

Le poste del conto economico sono esposte in bilancio secondo i principi di prudenza e di competenza economica.

In ossequio agli orientamenti emanati dalla Commissione di Vigilanza sui fondi pensione, i contributi non vengono rilevati per competenza ma secondo il principio di cassa.
I contributi dovuti dagli aderenti vengono registrati tra le entrate, in espressa deroga al principio della competenza, solo una volta che siano stati effettivamente incassati; conseguentemente, sia l'attivo netto disponibile per le prestazioni sia le posizioni individuali vengono incrementate solo a seguito dell'incasso dei contributi. Pertanto, i contributi dovuti, ma non ancora incassati, sono evidenziati nei conti d'ordine.

La tassazione è stata applicata secondo le innovazioni introdotte dal Decreto Legislativo 18 febbraio 2000 n. 47, che qualificano i Fondi Pensione come soggetti cosiddetti "lordisti": pertanto non più sottoposti al prelievo alla fonte dei redditi di capitale percepiti, ma sono soggetti all'11% sul risultato netto maturato (ai fini fiscali) in ciascun periodo di imposta.

COMMENTO ALLE VOCI DI STATO PATRIMONIALE E CONTO ECONOMICO

STATO PATRIMONIALE

ATTIVITA'

Investimenti

Depositi bancari

La voce comprende il saldo del c/c afflussi (sul quale vengono accreditati i contributi mensili versati dagli aderenti) per Euro 4,64 e del c/c gestione (utilizzato come conto di appoggio per l'investimento dei contributi appena citati) 92,50.

Quote di OICR.

L'importo di euro 19.533,15 è costituito dai seguenti Fondi Comuni di investimento:
S.PAOLO BONDS per euro 9.603,4 e S.PAOLO INTERNATIONAL per euro 9.930,11

Crediti di imposta

L' importo di euro 45,17 è relativo al credito per l'imposta sostitutiva.

PASSIVITA'

Passività della gestione finanziaria

Altre passività della Gestione Finanziaria

L'importo totale di euro 30,62 è costituito dall'imposta di bollo sui conti correnti per euro 13,94 (addebitata trimestralmente) e dalle commissioni di Gestione Fondo da versare per Euro 16,66 e da 0,02 euro da arrotondamenti su operazioni in titoli regolate nel corso del mese di gennaio 2002.

Attivo netto

L'*Attivo netto destinato alle prestazioni* è pari a euro 19.644,84 suddiviso in n. 2.027,377 quote da euro 9,690 ciascuna.

CONTI D'ORDINE

Contributi attesi da incassare

Sono relativi ai contributi del mese di dicembre versati a gennaio 2002 ed ammontano ad euro 37.240,14.

CONTO ECONOMICO

Saldo della gestione previdenziale

Contributi per le prestazioni

I contributi incassati nel corso dell'anno ammontano a totali euro 20.665,46 e sono tutti completamente provenienti da adesioni individuali. L'importo è comprensivo delle commissioni di sottoscrizione e dei premi per le prestazioni accessorie.

Premi per le Prestazioni accessorie

I premi per le prestazioni accessorie ammontano a euro 164,64.

Risultato della gestione finanziaria

Dividendi ed interessi

I conti correnti bancari hanno prodotto interessi netti per euro 0,15.

Profitti e perdite da operazioni finanziarie

L'importo di euro 344,57 è principalmente composto dall'imposta di bollo su c/c (pari a euro 97,59), dalle spese e commissioni su c/c (pari a euro 38,13) e dalle minusvalenze su quote di OICR (euro 208,83).

Oneri di Gestione

Società di Gestione

L'importo è principalmente costituito dalle Commissioni di sottoscrizione versate all'Ente Istitutore che ammontano a euro 490,58. I restanti euro 66,15 sono relativi alle Commissione di Gestione Fondo, calcolate in misura percentuale come da art. 15 del Regolamento.

Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva

Tale variazione ammonta a euro 19.599,67.

Imposta sostitutiva

Nell'esercizio 2001 si è verificato un Credito di Imposta pari a euro 45,17.

Variazione attivo netto destinato alle prestazioni

La variazione dell'attivo netto destinato alle Prestazioni ammonta a euro 19.644,84.

Comparto 4
STATO PATRIMONIALE - Fase di accumulo
Attività

10 Investimenti		**16.003,18**
a) Depositi bancari	80,06	
b) Crediti per operazioni pronti contro termine	-	
c) Titoli emessi da Stati o da Organismi internazionali	-	
d) Titoli di debito quotati	-	
e) Titoli di capitale quotati	-	
f) Titoli di debito non quotati	-	
g) Titoli di capitale non quotati	-	
h) Quote di O.I.C.R.	15.923,12	
i) Opzioni acquistate	-	
l) Ratei e risconti attivi	-	
m) Garanzie di risultato rilasciate al fondo pensione	-	
n) Altre Attività di gestione finanziaria	-	
20 Garanzie di risultato acquisite sulle posizioni individuali		**-**
30 Crediti di imposta		**26,76**
TOTALE ATTIVITA'		**16.029,94**

Passività

10 Passività della gestione previdenziale		**-**
a) Debiti della gestione previdenziale	-	
20 Garanzie di risultato riconosciute sulle posizioni individuali		**-**
30 Passività della gestione finanziaria		**(30,25)**
a) Debiti per operazioni pronti contro termine	-	
b) Opzioni emesse	-	
c) Ratei e risconti passivi	-	
d) Altre passività della gestione finanziaria	(30,25)	
40 Debiti di imposta		**-**
TOTALE PASSIVITA'		**(30,25)**
100 Attivo netto destinato alle prestazioni		**15.999,69**

CONTI D'ORDINE

Contributi attesi da incassare	**13.069,03**

Conto economico - Fase di accumulo

10	**Saldo della gestione previdenziale**		**16.731,47**
	a) Contributi per le prestazioni	16.979,61	
	b) Anticipazioni	-	
	c) Trasferimenti e riscatti	-	
	d) Trasformazioni in rendita	-	
	e) Erogazioni in conto capitale	-	
	f) Premi per prestazioni accessorie	(248,14)	
20	**Risultato della gestione finanziaria**		**(110,08)**
	a) Dividendi e interessi	0,24	
	b) Profitti e perdite da operazioni finanziarie	(110,32)	
	c) Commissioni e provvigioni su prestito titoli	-	
	d) Proventi e oneri per operazioni pronti c/termine	-	
	e) Differenziale su garanzie di risultato rilasciate al fondo pensione	-	
30	**Oneri di gestione**		**(648,46)**
	a) Società di gestione	(648,46)	
40	**Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva (10)+(20)+(30)**		**15.972,93**
50	**Imposta sostitutiva**		26,76
	VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI (40)+(50)		15.999,69

Nota integrativa – Fase di accumulo

INFORMAZIONI GENERALI

Il "Fondo Pensione Aperto C.R.F. PREVIDENZA" è stato istituito dalla Cassa di Risparmio di Firenze S.p.A. con delibera del Consiglio di Amministrazione del 13 novembre 2000.
E' un fondo pensione complementare costituito in conformità alle disposizioni del D.Lgs. n.124 del 21/4/1993 e successive modificazioni e integrazioni, operante in regime di contribuzione definita e capitalizzazione individuale, autorizzato all'esercizio dalla commissione di vigilanza sui Fondi Pensione con delibera del 7 novembre 2000.

Lo scopo del Fondo è quello di garantire agli associati aventi diritto, prestazioni complementari al sistema obbligatorio pubblico, al fine di assicurare più elevati livelli di copertura previdenziale.

Possono aderire al Fondo, in forma individuale, i soggetti destinatari delle forme pensionistiche di cui all'art. 9 bis del decreto sopra citato, e, su base collettiva, i destinatari di cui all'art. 2, comma 1, del medesimo decreto.

Principali attività svolte

Le principali attività svolte nel corso dell'esercizio, sono relative alla raccolta dei contributi ed al relativo investimento.

Criteri di valutazione

Le poste patrimoniali del presente bilancio sono iscritte al valore nominale ad eccezione degli investimenti finanziari, per i quali si è adottato il valore di mercato dell'ultimo giorno di valorizzazione dell'esercizio.

Le poste del conto economico sono esposte in bilancio secondo i principi di prudenza e di competenza economica.

In ossequio agli orientamenti emanati dalla Commissione di Vigilanza sui fondi pensione, i contributi non vengono rilevati per competenza ma secondo il principio di cassa.
I contributi dovuti dagli aderenti vengono registrati tra le entrate, in espressa deroga al principio della competenza, solo una volta che siano stati effettivamente incassati; conseguentemente, sia l'attivo netto disponibile per le prestazioni sia le posizioni individuali vengono incrementate solo a seguito dell'incasso dei contributi. Pertanto, i contributi dovuti, ma non ancora incassati, sono evidenziati nei conti d'ordine.

La tassazione è stata applicata secondo le innovazioni introdotte dal Decreto Legislativo 18 febbraio 2000 n. 47, che qualificano i Fondi Pensione come soggetti cosiddetti "lordisti": pertanto non più sottoposti al prelievo alla fonte dei redditi di capitale percepiti, ma sono soggetti all'11% sul risultato netto maturato (ai fini fiscali) in ciascun periodo di imposta.

COMMENTO ALLE VOCI DI STATO PATRIMONIALE E CONTO ECONOMICO

STATO PATRIMONIALE

ATTIVITA'

Investimenti

Depositi bancari
La voce comprende il saldo del c/c afflussi (sul quale vengono accreditati i contributi mensili versati dagli aderenti) per Euro 4,66 e del c/c gestione (utilizzato come conto di appoggio per l'investimento dei contributi appena citati) 75,40.

Quote di OICR.
L'importo di euro 15.923,12 è costituito dai seguenti Fondi Comuni di investimento:
S.PAOLO BONDS per euro 4.580,40 e S.PAOLO INTERNATIONAL per euro 11.342,72

Crediti di imposta
L' importo di euro 26,76 è relativo al credito per l'imposta sostitutiva.

PASSIVITA'

Passività della gestione finanziaria

Altre passività della Gestione Finanziaria
L'importo totale di euro 30,25 è costituito dall'imposta di bollo sui conti correnti per euro 13,94 (addebitata trimestralmente) e dalle commissioni di Gestione Fondo da versare per Euro 16,30 e da 0,01 euro da arrotondamenti su operazioni in titoli regolate nel corso del mese di gennaio 2002.

Attivo netto

L'*Attivo netto destinato alle prestazioni* è pari a euro 15.999,69 suddiviso in n. 1.651,12 quote da euro 9,690 ciascuna.

CONTI D'ORDINE

Contributi attesi da incassare
Sono relativi ai contributi del mese di dicembre versati a gennaio 2002 ed ammontano ad euro 13.069,03.

CONTO ECONOMICO

Saldo della gestione previdenziale

Contributi per le prestazioni

I contributi incassati nel corso dell'anno ammontano a totali euro 16.979,61 e sono tutti completamente provenienti da adesioni individuali. L'importo è comprensivo delle commissioni di sottoscrizione e dei premi per le prestazioni accessorie.

Premi per le Prestazioni accessorie

I premi per le prestazioni accessorie ammontano a euro 248,14.

Risultato della gestione finanziaria

Dividendi ed interessi

I conti correnti bancari hanno prodotto interessi netti per euro 0,24.

Profitti e perdite da operazioni finanziarie

L'importo di euro 110,32 è principalmente composto dall'imposta di bollo su c/c (pari a euro 97,59), dalle spese e commissioni su c/c (pari a euro 37,87) e dalle minusvalenze su quote di OICR (euro 25,14).

Oneri di Gestione

Società di Gestione

L'importo è principalmente costituito dalle Commissioni di sottoscrizione versate all'Ente Istitutore che ammontano a euro 593,86. I restanti euro 54,60 sono relativi alle Commissione di Gestione Fondo, calcolate in misura percentuale come da art. 15 del Regolamento.

Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva

Tale variazione ammonta a euro 15.972,93.

Imposta sostitutiva

Nell'esercizio 2001 si è verificato un Credito di Imposta pari a euro 26,76.

Variazione attivo netto destinato alle prestazioni

La variazione dell'attivo netto destinato alle Prestazioni ammonta a euro 15.999,69.

ELENCO DELLE OBBLIGAZIONI CONVERTIBILI

Descrizione	Scadenza	Valore nominale (in lire)	Valore di bilancio (in lire)	Prezzo medio di carico (in lire)
OLIVETTI 1,5% 01/10 CV	01/01/2010	148.318.282	210.738.922	129,20

BILANCIO DELL'IMPRESA IN EURO

STATO PATRIMONIALE

VOCI DELL'ATTIVO		31 dicembre 2001		31 dicembre 2000
10 Cassa e disponibilità presso banche centrali e uffici postali		**119.239.778**		**54.089.693**
20 Titoli del Tesoro e valori assimilati ammissibili al rifinanziamento presso banche centrali		**73.771.348**		**109.197.841**
30 Crediti verso banche		**1.082.878.987**		**951.528.118**
(a) a vista	145.468.342		265.979.492	
(b) altri crediti	937.410.645		685.548.626	
40 Crediti verso clientela		**7.366.264.065**		**7.164.678.196**
di cui:				
- fondi di terzi in amministrazione	880.490		825.486	
50 Obbligazioni e altri titoli di debito		**1.342.761.665**		**1.465.801.740**
(a) di emittenti pubblici	1.067.516.391		1.147.165.393	
(b) di banche	169.544.284		229.894.427	
di cui:				
- titoli propri	49.169.375		97.161.128	
(c) di enti finanziari	59.057.916		35.617.151	
(d) di altri emittenti	46.643.074		53.124.769	
60 Azioni, quote e altri titoli di capitale		**30.650.774**		**170.859.568**
70 Partecipazioni		**295.581.121**		**283.944.429**
80 Partecipazioni in imprese del gruppo		**534.127.294**		**357.561.183**
90 Immobilizzazioni immateriali		**42.436.114**		**38.239.379**
100 Immobilizzazioni materiali		**274.828.632**		**237.316.954**
120 Azioni o quote proprie (VN 206.583)		**437.440**		**0**
130 Altre attività		**991.005.460**		**920.426.079**
140 Ratei e risconti attivi		**54.988.341**		**55.389.433**
(a) ratei attivi	52.591.196		53.603.731	
(b) risconti attivi	2.397.145		1.785.702	
di cui:				
- disaggio di emissione titoli	0		59.022	
TOTALE DELL'ATTIVO		**12.208.971.019**		**11.809.032.613**

BILANCIO DELL'IMPRESA IN EURO

STATO PATRIMONIALE

VOCI DEL PASSIVO	31 dicembre 2001		31 dicembre 2000	
10 Debiti verso banche		**1.758.941.885**		**1.430.552.956**
(a) a vista	901.505.459		408.490.170	
(b) a termine o con preavviso	857.436.426		1.022.062.786	
20 Debiti verso clientela		**5.237.960.547**		**5.167.930.930**
(a) a vista	4.633.708.913		4.464.700.300	
(b) a termine o con preavviso	604.251.634		703.230.630	
30 Debiti rappresentati da titoli		**2.526.743.184**		**2.464.505.508**
(a) obbligazioni	2.125.842.761		1.866.134.987	
(b) certificati di deposito	299.993.105		476.111.071	
(c) altri titoli	100.907.318		122.259.450	
40 Fondi di terzi in amministrazione		**3.619.249**		**3.949.318**
50 Altre passività		**894.522.284**		**1.193.075.640**
60 Ratei e risconti passivi		**56.608.291**		**74.838.003**
(a) ratei passivi	52.622.537		68.562.987	
(b) risconti passivi	3.985.754		6.275.016	
70 Trattamento di fine rapporto di lavoro *subordinato*		**104.745.817**		**98.286.295**
80 Fondi per rischi ed oneri		**221.577.674**		**194.154.135**
(a) fondi di quiescenza e per obblighi simili	109.792.605		111.625.324	
(b) fondi imposte e tasse	76.325.538		55.590.698	
(c) altri fondi	35.459.531		26.938.113	
90 Fondi rischi su crediti		**20.947.131**		**11.433.101**
100 Fondo per rischi bancari generali		**62.474.879**		**51.645.690**
110 Passività subordinate		**454.190.080**		**351.190.691**
120 Capitale		**560.994.279**		**550.216.278**
130 Sovrapprezzi di emissione		**326.585**		**326.586**
140 Riserve		**168.561.406**		**137.074.348**
(a) riserva legale	110.504.017		109.888.139	
(b) riserva per azioni o quote proprie	437.440		0	
(c) riserve statutarie	11.070.030		12.365.616	
(d) altre riserve	46.549.919		14.820.593	
150 Riserve di rivalutazione		**51.839.107**		**0**
170 Utile d'esercizio		**84.918.622**		**79.853.135**
TOTALE DEL PASSIVO		**12.208.971.019**		**11.809.032.613**

GARANZIE E IMPEGNI

VOCI	31 dicembre 2001		31 dicembre 2000	
10 Garanzie rilasciate		**493.280.128**		**448.634.613**
di cui:				
- accettazioni	11.794.050		20.557.450	
- altre garanzie	481.486.078		428.077.163	

BILANCIO DELL'IMPRESA IN EURO

CONTO ECONOMICO

	VOCI	31 dicembre 2001		31 dicembre 2000	
10	*Interessi attivi e proventi assimilati*		**605.340.713**		**531.444.307**
	di cui:				
	- su crediti verso clientela	505.770.818		403.168.640	
	- su titoli di debito	65.532.926		79.147.548	
20	**Interessi passivi e oneri assimilati**		**-298.605.393**		**-256.427.034**
	di cui:				
	- su debiti verso clientela	-97.783.971		-98.031.367	
	- su debiti rappresentati da titoli	-108.710.147		-95.911.157	
30	**Dividendi e altri proventi**		**51.267.779**		**34.586.416**
	(a) su azioni, quote e altri titoli di capitale	572.236		326.404	
	(b) su partecipazioni	24.381.135		18.405.575	
	(c) su partecipazioni in imprese del gruppo	26.314.408		15.854.437	
40	***Commissioni attive***		**206.724.641**		**222.448.462**
50	**Commissioni passive**		**-14.066.497**		**-17.612.414**
60	**Profitti (Perdite) da operazioni finanziarie**		**13.586.297**		**17.728.420**
65	**Ricavi su investimenti dei fondi di quiescenza e per obblighi simili**		**1.216.262**		**7.954.286**
70	***Altri proventi di gestione***		**75.373.903**		**67.343.961**
80	**Spese amministrative**		**-387.738.212**		**-378.153.950**
	(a) spese per il personale	-238.448.567		-231.856.534	
	di cui:				
	- salari e stipendi	-174.768.861		-166.228.903	
	- oneri sociali	-43.214.206		-39.859.049	
	- trattamento di fine rapporto	-14.392.801		-14.930.652	
	- *trattamento di quiescenza e simili*	-2.391.252		-5.812.913	
	(b) altre spese amministrative	-149.289.645		-146.297.416	
85	**Accantonamenti dei ricavi su investimenti dei fondi di quiescenza e per obblighi simili**		**-1.216.262**		**-7.954.286**
90	**Rettifiche di valore su immobilizzazioni immateriali e materiali**		**-43.411.880**		**-37.150.763**
100	**Accantonamenti per rischi e oneri**		**-9.920.892**		**-4.425.267**
110	**Altri oneri di gestione**		**-11.537.294**		**-9.174.556**
120	**Rettifiche di valore su crediti e accantonamenti per garanzie e impegni**		**-56.598.257**		**-65.011.736**
130	**Riprese di valore su crediti e su accantonamenti per garanzie e impegni**		**26.659.465**		**20.178.599**
140	***Accantonamenti ai fondi rischi su crediti***		**-13.146.616**		**-1.053.560**
150	**Rettifiche di valore su immobilizzazioni finanziarie**		**-1.829.253**		**-1.876.493**
160	**Riprese di valore su immobilizzazioni finanziarie**		**431.935**		**3.671.950**
170	**Utile delle attività ordinarie**		**142.530.438**		**126.516.341**
180	**Proventi straordinari**		**14.800.957**		**25.608.797**
190	**Oneri straordinari**		**-6.585.909**		**-12.982.566**
200	**Utile (Perdita) straordinario**		**8.215.048**		**12.626.231**
210	**Variazione del Fondo per Rischi Bancari Generali**		**6.366.742**		**0**
220	**Imposte sul reddito dell'esercizio**		**-72.193.606**		**-59.289.437**
230	**Utile d'esercizio**		**84.918.622**		**79.853.135**

Relazione del Collegio Sindacale

Signori Azionisti,

il Consiglio di Amministrazione sottopone alla Vostra approvazione il Bilancio al 31 dicembre 2001 che presenta un utile netto di L./milioni 164.425, contro L./milioni 154.617 dell'esercizio precedente
Il Bilancio in esame, nonché il Bilancio consolidato, che espone un utile di L./milioni 180.903, sono redatti nel rispetto delle disposizioni di cui al Decreto Legislativo n. 87 del 27 gennaio 1992, nonché secondo le istruzioni della Banca d'Italia.
Come Vi è noto, essendo la Vostra società quotata sul mercato telematico della Borsa Valori di Milano, si rendono applicabili per l'attività di sorveglianza e controllo le norme di cui al Decreto Legislativo 24 febbraio 1998, n. 58 – Testo unico delle disposizioni in materia di intermediazione finanziaria - pertanto:
- l'attività di vigilanza è affidata al Collegio Sindacale con poteri di ispezione e controllo sull'andamento degli affari sociali;
- il controllo sulla contabilità, sui bilanci ed i pareri di congruità nelle operazioni straordinarie é affidato alla PricewaterhouseCoopers Spa, società di revisione iscritta all'Albo Consob. (incaricata, previo parere di questo Collegio, della revisione contabile, in seguito alla delibera della Vostra Assemblea del 27 marzo 2000)
Nell'ambito dei compiti del Collegio segnaliamo che nel corso dell'esercizio 2001 abbiamo partecipato alle riunioni del Consiglio di Amministrazione (in numero di 15) e del Comitato esecutivo (n. 30) ed abbiamo ricevuto dagli amministratori adeguate e tempestive informazioni sull'attività svolta e sulle operazioni di maggior rilievo economico, finanziario e patrimoniale effettuate dalla società.
Tra queste ricordiamo l'incorporazione del Credito Fondiario Toscano Spa, l'incremento delle quote di partecipazione nelle controllate Cassa di Risparmio di Mirandola Spa. e Cassa di Risparmio di Orvieto S.p.A., l'acquisizione di una quota in Cassa dei Risparmi di Forlì Spa, l'incremento della quota di partecipazione in Findomestic Banca Spa (che ha portato al controllo congiunto di questa società insieme alla controllata Cassa di Risparmio Pistoia e Pescia Spa ed al socio Cetelem S.A, del gruppo BNP Paribas), la costituzione di CERIT Spa cui, con effetto dal 1 gennaio 2002, è stato conferito il ramo d'azienda operante nell'ambito dell'attività di Concessionario per la riscossione dei tributi.
Operazioni che hanno teso alla razionalizzazione dei servizi, al consolidamento ed allargamento della funzione di capogruppo, così come alla assunzione di legami ritenuti strategici ed interessanti insieme ai partner bancari.
Nel corso dell'esercizio non sono state compiute operazioni atipiche e/o inusuali, né sono state ricevute denuncie o esposti.
L'informativa resa dal Consiglio di Amministrazione circa le operazioni ordinarie di natura commerciale e finanziaria, infragruppo o con parti correlate, risulta adeguata rispetto a quanto previsto dalle Comunicazioni Consob in materia di controlli societari; in proposito il Collegio segnala che tali operazioni sono state poste in essere nel rispetto delle disposizioni di legge vigenti, sulla base di valutazioni di reciproca convenienza economica.

In merito ai richiami di informativa di cui alle Relazioni della società di revisione, questi riguardano il cambiamento del criterio di valutazione dei titoli non immobilizzati e la rivalutazione degli immobili strumentali, argomenti di cui anche il Collegio riferirà nella presente Relazione.

Si sono verificati i conferimenti di ulteriori incarichi alla PricewaterhouseCoopers Spa relativi a:

- verifica congruità rapporto cambio azioni nell'occasione della incorporazione Credito Fondiario Toscano Spa (costo L./milioni 181,9)
- attività di verifica connesse all'operazione di incorporazione del Credito Fondiario Toscano Spa
(costo L./milioni 64)
- verifiche su calcolo contributi al Fondo Nazionale Garanzia (costo L./milioni 15,8)
- verifiche per operazione emissione Euro Obbligazioni della Cassa Risparmio Firenze S.p.A. (costo L./milioni 41).
- traduzioni in inglese Relazioni e Bilanci (costo L./milioni 24).

Il Collegio ha fornito il proprio parere circa l'operazione di incorporazione del Credito Fondiario Toscano Spa.

Il Collegio nel corso delle proprie riunioni dell'esercizio (n. 10) in stretta collaborazione con la società di revisione e con il servizio di auditing interno, ha vigilato e verificato l'adeguatezza della struttura organizzativa della società e il rispetto dei principi di corretta amministrazione, mediante osservazioni dirette e raccolta di informazioni dai responsabili della funzione organizzativa.

Ha inoltre valutato e vigilato sull'adeguatezza del sistema di controllo interno e sull'affidabilità di quest'ultimo a rappresentare correttamente i fatti di gestione, ottenendo debite informazioni dai responsabili delle varie funzioni e analizzando i risultati del lavoro svolto, in proposito, dalla società di revisione, cui sono stati talvolta richiesti approfondimenti e verifiche.

E' stata inoltre verificata, anche tramite la presenza di componenti di questo Collegio nelle controllate e collegate, l'adeguatezza delle disposizioni impartite dalla società alle società controllate ai sensi dell'art. 114, comma 2, del D. Lgs. 58/1998; raccomandando, se del caso, di sollecitare decisamente le aziende minori del gruppo al rispetto dei tempi.

Segnaliamo inoltre che la Vostra società aderisce al codice di autodisciplina del Comitato per la Corporate Governance delle società quotate.

Abbiamo verificato l'osservanza delle norme di legge riguardanti la formazione, l'impostazione del Bilancio dell'azienda e di quello consolidato; così come di quelle attinenti ai contenuti e alle notizie fornite nella Relazione sulla gestione.

Tramite le informazioni assunte dalla società di revisione ed a mezzo di controlli diretti abbiamo condiviso relativamente al Bilancio dell'azienda (e a quello consolidato) i criteri di valutazione dei titoli, dei crediti e delle immobilizzazioni.

In proposito ricordiamo la modifica del criterio di valutazione dei titoli non immobilizzati da Lifo a prezzo medio di mercato (media aritmetica dei prezzi dell'ultimo mese). Il Collegio ha all'uopo verificato che gli effetti positivi di tale modifica nel corso d'anno e al 31 dicembre 2001 non concorressero, quali utili non ancora realizzati, alla distribuzione del dividendo.

Il Collegio ha inoltre espresso il proprio consenso alla iscrizione tra i beni immateriali delle "Altre Immobilizzazioni" relative a lavori eseguiti su beni immobili di terzi.

Tra le immobilizzazioni immateriali segnaliamo l'iscrizione dell'avviamento connesso all'incorporazione del Credito Fondiario Toscano Spa che al 31 dicembre 2001 compare in

L./milioni 4.846.
Il Collegio fa presente che l'ammontare complessivo delle immobilizzazioni immateriali figuranti in Bilancio ammonta a L./milioni 82.168.
Le riserve disponibili sono ampiamente sufficienti a coprire l'ammontare di dette immobilizzazioni ed ancor più di quelle riferite ad "Altri costi pluriennali" (Lit./milioni 3.592), per cui non vige il divieto di cui all'art. 2426 C.C.,1° comma,n.5.
Diamo atto che la società ha provveduto al 31 dicembre 2001 a rivalutare i beni immobili strumentali sulla base della legge 21/11/2000 n. 342, iscrivendo ad apposita riserva la differenza di valore, al netto della relativa imposizione fiscale. Il Collegio dà atto che il valore di detti beni, costituenti categoria omogenea, dopo la rivalutazione, non è superiore a quello corrente di mercato tenuto conto delle residue possibilità di utilizzo.
Segnaliamo che in sede di Assemblea straordinaria il proposto aumento gratuito di Capitale, con aumento del valore nominale delle azioni da 0,52 a 0,57 Euro, viene prevalentemente effettuato con integrale utilizzo della Riserva di rivalutazione sopra indicata.
In merito al Capitale sociale facciamo inoltre presente che con delibera del Consiglio di Amministrazione del 15 ottobre 2001, lo stesso, già ammontante a Lit./milioni 1.086.236 è stato convertito, con effetto dal 1 gennaio 2002, in 564.842.924,36 Euro, suddiviso in azioni del valore nominale di 0,52 Euro cadauna, mediante ricorso alla procedura semplificata di cui al Decreto Legislativo 206/1999.
Conformemente a tale procedura il Consiglio ne dà la prevista comunicazione alla Vostra Assemblea.
Dal 1 gennaio 2002 la contabilità viene dunque tenuta nella nuova valuta europea la cui adozione non ha comportato particolari criticità, essendosi svolte regolarmente le complesse operazioni di "change over".
Le Relazioni sulla gestione della azienda bancaria e consolidata, contengono le informazioni richieste dalle disposizioni emanate dalla Consob.
Il Collegio in questa Relazione ha fatto particolare riferimento, tra le altre, alla Comunicazione DEM/1025564 del 6 aprile 2001.
Il Collegio dà atto che nella nota integrativa al Bilancio dell'azienda e in quella consolidata sono state inserite le informazioni in materia di agevolazioni tributarie di cui alla legge Ciampi e quelle sulla rinegoziazione dei mutui agevolati e rientranti nel fenomeno "usura".
In merito alle agevolazioni tributarie di cui alla Legge Ciampi, dopo la pronuncia in sede Europea, la Vostra società ha tenuto un comportamento cautelativo accantonando tra i Fondi per rischi ed oneri le imposte che risulterebbero da versare in caso di eventuale abolizione delle agevolazioni.
Si segnala che al momento della redazione di questo Rapporto è in corso di emanazione, in sede governativa, un provvedimento di sospensione dell'agevolazione sopra ricordata, che obbligherà al versamento di quanto accantonato per l'anno 2001.
Le Relazioni sull'andamento della gestione, dell'azienda bancaria e consolidata, sono state trasmesse al Collegio nei termini di legge e risultano redatte e diffuse al pubblico con le modalità indicate dalla Consob. Lo stesso dicasi per le situazioni semestrale e trimestrali.
Nel corso dell'esercizio il Collegio ha svolto l'attività di vigilanza prevista dalla normativa vigente, seguendo i principi raccomandati in merito dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri.

In seguito all'attività svolta il Collegio non ritiene di dover rilevare fatti significativi tali da richiedere segnalazioni specifiche agli organi di vigilanza e di controllo.
Il Collegio ha infine esaminato il contenuto delle relazioni redatte dalla società di revisione PricewaterhouseCoopers, sia per il Bilancio dell'azienda bancaria che per il consolidato, e ritiene di esprimere parere favorevole alla proposta di approvazione del Bilancio chiuso al 31 dicembre 2001, così come formato dal Vostro Consiglio di Amministrazione, dando atto che la proposta di destinazione dell'utile è conforme ai dettami di legge e di Statuto, oltre a risultare adeguatamente motivata riguardo alla situazione economica e patrimoniale della Società.
Relativamente alla richiesta autorizzazione all'acquisto di azioni proprie, si dà atto che la delibera è conforme alle prescrizioni di cui agli artt. 2357 e 2357 ter C.C., all'art. 132 del D.Lgs. 58/1998 e alle disposizioni emanate dalla Consob.
Il Collegio segnala che nel corso dell'esercizio 2001 la Vostra azienda bancaria è stata sottoposta ad accertamento ispettivo dell'Autorità di vigilanza, con esito sostanzialmente positivo.
Nel corso dell'ispezione vi sono stati molteplici contatti tra il Collegio Sindacale e gli Ispettori di Banca d'Italia.
L'ispezione si è conclusa con una serie di raccomandazioni e suggerimenti tendenti a migliorare l'efficienza dell'azienda e la sua omologazione nella funzione di capogruppo.
Tutte le sollecitazioni dell'Autorità Ispettiva sono state adeguatamente recepite dalla struttura che ha disposto una serie di interventi la cui effettiva attuazione viene sistematicamente controllata dal servizio Auditing e da questo Collegio.

Firenze, 12 aprile 2002

Il collegio Sindacale
Il Presidente del Collegio Dr. Vieri Fiori
Il Sindaco effettivo Dr. Franco Caleffi
Il Sindaco effettivo Dr. Marco Sacconi

BILANCIO D'ESERCIZIO AL 31 DICEMBRE 2001

RELAZIONE DELLA SOCIETÀ DI REVISIONE AI SENSI DELL'ARTICOLO 156 DEL DLGS 24 FEBBRAIO 1998, N° 58

Agli azionisti della
CASSA DI RISPARMIO DI FIRENZE SPA

1 Abbiamo svolto la revisione contabile del bilancio d'esercizio della Cassa di Risparmio di Firenze SpA chiuso al 31 dicembre 2001. La responsabilità della redazione del bilancio compete agli amministratori della Cassa di Risparmio di Firenze SpA. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2 Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio d'esercizio sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

I bilanci di alcune società controllate e collegate sono stati esaminati da altri revisori che ci hanno fornito le relative relazioni. Il nostro giudizio, espresso in questa relazione, per quanto riguarda circa il 20 per cento del valore iscritto alla voce "Partecipazioni", il 27 per cento del valore iscritto alla voce "Partecipazioni in imprese del gruppo" e l'1,7 per cento del totale dell'attivo, è basato anche sulla revisione svolta da altri revisori.

Per il giudizio relativo al bilancio dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione da noi emessa in data 9 aprile 2001.

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta all'Albo Consob – Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 – **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Milano** 20122 Corso Europa 2 Tel. 0277851 – **Napoli** 80121

PRICEWATERHOUSECOOPERS

3 A nostro giudizio, il bilancio d'esercizio della Cassa di Risparmio di Firenze SpA al 31 dicembre 2001 è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico della società.

4 Richiamiamo la Vostra attenzione sui seguenti aspetti di rilievo descritti nella Nota Integrativa:

- A partire dal 1° gennaio 2001 la Banca ha cambiato i criteri di contabilizzazione e di valutazione dei titoli quotati non immobilizzati. Il commento a tale cambiamento ed i relativi effetti sono indicati nella sezione 1 della Parte A della Nota Integrativa.

- La Banca ha effettuato la rivalutazione dei beni immobili strumentali, ai sensi della legge 21 novembre 2000, n. 342. Gli effetti di tale rivalutazione sono illustrati nella sezione 4 della Parte B della Nota Integrativa.

5 La società detiene partecipazioni di controllo, iscritte in bilancio secondo il criterio del costo rettificato per perdite durevoli di valore, ed ha pertanto redatto il bilancio consolidato di Gruppo. Tale bilancio rappresenta un'integrazione del bilancio d'esercizio ai fini di un'adeguata informazione sulla situazione patrimoniale, finanziaria ed economica della società e del Gruppo. Il bilancio consolidato è stato da noi esaminato e lo stesso, con la relativa relazione, è presentato unitamente al bilancio d'esercizio.

Firenze, 12 aprile 2002

PricewaterhouseCoopers SpA

Lamberto Tommasi

Lamberto Tommasi
(Revisore contabile)

Bilancio Consolidato 2001

CASSA DI RISPARMIO DI FIRENZE

DATI DI SINTESI DEL CONSOLIDATO CASSA DI RISPARMIO DI FIRENZE (*)

Importi in miliardi di lire (salvo diversa indicazione)	31/12/2001	31/12/2000 pro-forma	31/12/2000	Variazione percentuale 31/12/2001 - 31/12/2000 pro-forma
DATI ECONOMICI CONSOLIDATI				
Margine di interesse	1.115	1.004	769	*11,1%*
Commissioni ed altri proventi di gestione netti	621	627	593	*-1,0%*
Spese amministrative	-1.098	-1.067	-900	*2,9%*
Accantonamenti e rettifiche nette su crediti ed immobilizzazioni finanziarie	-163	-157	-131	*3,6%*
Utile ordinario	358	352	330	*1,7%*
Utile netto di Gruppo	181	181	183	*0,0%*
DATI PATRIMONIALI CONSOLIDATI				
Totale attività	33.019	32.319	29.531	*2,2%*
Crediti netti verso clientela (esclusi crediti netti in sofferenza)	21.947	21.135	17.931	*3,8%*
Titoli	4.059	5.119	5.086	*-20,7%*
Partecipazioni	742	622	768	*19,3%*
Debiti verso la clientela, debiti rappresentati da titoli e fondi di terzi in amministrazione	20.465	20.225	19.968	*1,2%*
Passività subordinate	947	728	680	*30,1%*
Patrimonio netto di gruppo (incluso l'utile del periodo)	1.864	1.485	1.692	*25,6%*
ATTIVITA' FINANZIARIE DELLA CLIENTELA				
Attività finanziarie totali	48.697	48.049	47.580	*1,3%*
Raccolta diretta	21.412	20.953	20.648	*2,2%*
Raccolta indiretta	27.285	27.096	26.932	*0,7%*
- Risparmio amministrato	11.741	13.471	13.393	*-12,8%*
- Risparmio gestito	15.544	13.625	13.539	*14,1%*
- Gestioni patrimoniali (GPM - GPS - GPF)	4.531	5.204	5.137	*-12,9%*
- Fondi	7.918	5.770	5.715	*37,2%*
- Assicurazioni (riserve tecniche)	3.095	2.651	2.687	*16,7%*
INDICI DI REDDITIVITA' (IN %)				
ROE **1)**	11,32%	12,04%	11,97%	
Cost / Income ratio **2)**	67,00%	67,04%	65,70%	
Commissioni nette / spese amministrative	42,44%	44,80%	53,22%	
INDICI DI RISCHIOSITA' DEL CREDITO (IN %)				
Crediti netti in sofferenza / Crediti netti verso clientela	1,74%	1,84%	2,21%	
Crediti dubbi netti (escluso sofferenze) / Crediti netti verso clientela	1,72%	1,81%	1,81%	
COEFFICIENTI DI SOLVIBILITA' (IN %)				
Patrimonio di base / Attivo ponderato	5,87%	n.d.	7,67%	
Patrimonio di Vigilanza / Attivo ponderato	8,33%	n.d.	8,54%	
TITOLO AZIONARIO				
Numero azioni in circolazione (in milioni)	1.086	1.065	1.065	*2,0%*
Quotazione per azione (in €)				
- media	1,144	1,199	1,199	*-4,6%*
- minima	0,976	1,077	1,077	*-9,4%*
- massima	1,250	1,306	1,306	*-4,3%*
Utile unitario sul numero medio di azioni in circolazione (in €)	0,087	0,088	0,089	*-1,0%*
Dividendo unitario (in €)	0,0520	0,0516	0,5216	*0,8%*
Dividendo / prezzo medio annuo (%)	4,55%	n.d.	n.d.	n.d
Patrimonio netto unitario per azione (in €)	0,886	0,720	0,821	*23,1%*
STRUTTURA OPERATIVA				
Dipendenti delle società consolidate integralmente	5.199	5.282	5.284	*-1,6%*
Dipendenti società consolidate proporzionalmente	1.680	1.563	186	*7,5%*
Filiali bancarie (di cui n. 24 di CR Mirandola al 31 dicembre 2001)	416	404	404	*3,0%*

(*) I dati relativi al 31 dicembre 2000 pro-forma includono il Gruppo Findomestic, consolidato proporzionalmente a partire dal 30 giugno 200

1) Utile netto / Patrimonio netto medio escluso l'utile del periodo
2) Spese amministrative ed ammortamenti (escluso gli ammortamenti delle differenze positive di consolidamento e di patrimonio netto) al netto dei recuperi di spese / margine di intermediazione

La valuta utilizzata per la redazione del bilancio è la Lira italiana. Pertanto, salvo divers indicazione, tutti i dati successivamente riportati sono espressi in tale valuta.

Indice

Relazione sulla gestione

La composizione del Gruppo

Nell'esercizio chiuso al 31 dicembre 2001, il Gruppo Cassa di Risparmio di Firenze ha ulteriormente ampliato il proprio perimetro, principalmente tramite il completamento di operazioni già avviate negli anni precedenti, per cui, a fine esercizio 2001, la configurazione del Gruppo è la seguente:

- Cassa di Risparmio di Firenze Spa (con funzioni di Capogruppo)
- Cassa di Risparmio di Pistoia e Pescia Spa
- Cassa di Risparmio di Civitavecchia Spa
- Cassa di Risparmio di Orvieto Spa
- CFT Finanziaria Spa
- CR Firenze Gestion Internationale S.A.
- Infogroup Spa
- Data Centro Spa
- Perseo Finance Srl
- Sogetes Spa

All'inizio del 2001 l'interessenza totale del Gruppo in CR Mirandola Spa ha raggiunto il 50,691%, restando peraltro limitato il suo diritto di voto della Capogruppo in Assemblea al 35%, in base alle previsioni statutarie ed ai patti in essere.
Peraltro in data 1° marzo 2002 la Società ha approvato una modifica statutaria che elimina tali limitazioni di voto. CR Mirandola viene attualmente consolidata con il metodo proporzionale al 50,691%.
Nell'ultimo trimestre dell'anno è stata acquistata parte del pacchetto azionario posseduto dal Banco di Sardegna Spa in Findomestic Banca Spa e Findomestic Sviluppo Spa; il Gruppo ha raggiunto così il 50% del capitale delle due società (47,17% Banca CR Firenze e 2,83% CR Pistoia e Pescia, mentre l'altro 50% è detenuto da Cetelem Sa).
Queste ultime due società vengono attualmente consolidate con il metodo proporzionale.
La Capogruppo controlla anche Centrovita Assicurazioni Spa, che svolge attività assicurativa e che viene pertanto consolidata con il metodo del "patrimonio netto". La controllata Informatica Casse Toscane Spa, in liquidazione, viene valutata al costo. Vengono anche consolidate con il metodo del "patrimonio netto" la quota del 50% detenuta nella società di servizi Centro di Telemarketing Spa e la partecipazione del 60% detenuta nella Società del Gruppo Perseo Finance Srl, "veicolo" dell'operazione di cartolarizzazione di crediti a sofferenza perfezionata a fine 1999.
Nel seguito della presente relazione, quando si farà riferimento al Gruppo, dovrà intendersi generalmente richiamato il perimetro di consolidamento come sopra descritto.

Il Gruppo e le principali partecipazioni al 31.12.2001.

Società del Gruppo	CR FIRENZE SPA capogruppo	CR PISTOIA SPA	CR CIVITAVECCHIA SPA	CR ORVIETO SPA	CR MIRANDOLA SPA	INFOGROUP SPA	INFO 2B SPA	TOTALE
CASSA DI RISPARMIO DI CIVITAVECCHIA SPA	51,000%							*51,000%*
CASSA DI RISPARMIO DI ORVIETO SPA	73,570%							*73,570%*
CASSA DI RISPARMIO DI PISTOIA E PESCIA SPA	51,000%							*51,000%*
CFT FINANZIARIA SPA	57,692%	9,853%						*67,545%*
CR FIRENZE GESTION INTERNATIONALE SA	80,000%							*80,000%*
DATA CENTRO SPA	82,474%	15,709%	1,816%					*100,000%*
INFOGROUP SPA	94,000%	4,000%	1,000%	1,000%				*100,000%*
PERSEO FINANCE SRL	60,000%							*60,000%*
SOGETES SPA		100,000%						*100,000%*
Altre società controllate								
CENTRO RISCOSSIONE TRIBUTI - CERIT SPA	100,000%							*100,000%*
CASSA DI RISPARMIO DI MIRANDOLA SPA	45,691%	5,000%						*50,691%*
CENTROVITA ASSICURAZIONI SPA	43,000%	8,000%						*51,000%*
INFO 2B SPA	60,000%					40,000%		*100,000%*
Società bancarie e finanziarie partecipate oltre il 20%								
CENTRO FACTORING SPA	40,863%	5,052%		0,033%	0,004%			*45,952%*
CENTRO LEASING SPA	20,922%	6,695%	0,561%	1,314%	0,006%			*29,498%*
EPTACONSORS SPA	20,240%							*20,240%*
FINDOMESTIC BANCA SPA	47,170%	2,830%						*50,000%*
FINDOMESTIC SVILUPPO SPA	47,170%	2,830%						*50,000%*
SVILUPPO INDUSTRIALE PISTOIA SPA		30,100%						*30,100%*
Altre società partecipate oltre il 20%								
PROFESSIONAL DUCATO SERVIZI SPA	41,036%	6,793%						*47,829%*
ARVAL SERVICE LEASE ITALIA SPA	22,500%							*22,500%*
CENTRO DI TELEMARKETING SPA	50,000%							*50,000%*
CENTRO SPERIMENTALE VIVAISMO SRL		20,010%						*20,010%*
CITYLIFE SPA	37,500%							*37,500%*
ET GROUP SPA							30,000%	*30,000%*
(E' esclusa Informatica Casse Toscane Spa che è in liquidazione)								

Il Gruppo e le principali partecipazioni al 28.02.2002.

Società del Gruppo	CR FIRENZE SPA capogruppo	CR PISTOIA SPA	CR CIVITAVECCHIA SPA	CR ORVIETO SPA	CR MIRANDOLA SPA	INFOGROUP SPA	INFO 2B SPA	TOTALE
CASSA DI RISPARMIO DI CIVITAVECCHIA SPA	51,000%							***51,000%***
CASSA DI RISPARMIO DI ORVIETO SPA	73,570%							***73,570%***
CASSA DI RISPARMIO DI PISTOIA E PESCIA SPA	51,000%							***51,000%***
CENTRO RISCOSSIONE TRIBUTI - CERIT SPA*	100,000%							***100,000%***
CFT FINANZIARIA SPA	84,102%	9,853%						***93,955%***
CR FIRENZE GESTION INTERNATIONALE SA	80,000%							***80,000%***
DATA CENTRO SPA	82,474%	15,709%	1,816%					***100,000%***
INFOGROUP SPA	94,000%	4,000%	1,000%	1,000%				***100,000%***
PERSEO FINANCE SRL	60,000%							***60,000%***
SOGETES SPA		100,000%						***100,000%***
Altre società controllate								
CASSA DI RISPARMIO DI MIRANDOLA SPA	45,691%	5,000%						***50,691%***
CENTROVITA ASSICURAZIONI SPA	43,000%	8,000%						***51,000%***
INFO 2B SPA	60,000%					40,000%		***100,000%***
Società bancarie e finanziarie partecipate oltre il 20%								
CENTRO FACTORING SPA	40,863%	5,052%		0,033%	0,004%			***45,952%***
CENTRO LEASING SPA	32,522%	6,695%	0,561%	1,314%	0,006%			***41,098%***
EPTACONSORS SPA	20,240%							***20,240%***
FINDOMESTIC BANCA SPA	47,170%	2,830%						***50,000%***
FINDOMESTIC SVILUPPO SPA	47,170%	2,830%						***50,000%***
SVILUPPO INDUSTRIALE PISTOIA SPA		30,100%						***30,100%***
Altre società partecipate oltre il 20%								
PROFESSIONAL DUCATO SERVIZI SPA	41,036%	6,793%						***47,829%***
ARVAL SERVICE LEASE ITALIA SPA	22,500%							***22,500%***
CENTRO DI TELEMARKETING SPA	50,000%							***50,000%***
CENTRO SPERIMENTALE VIVAISMO SRL		20,010%						***20,010%***
CITYLIFE SPA	37,500%							***37,500%***
ET GROUP SPA							30,000%	***30,000%***
(E' esclusa Informatica Casse Toscane Spa che è in liquidazione)								

*Società inclusa dalla Banca d'Italia nel Gruppo bancario CR Firenze con decorrenza 1/1/2002.

Relazione sulla gestione

L'analisi dei risultati consolidati

In relazione alle variazioni intervenute nell'area di consolidamento, con particolare riferimento all'acquisizione del controllo congiunto del Gruppo Findomestic, avvenuta in seguito agli accordi stipulati nel giugno 2001 con il Gruppo BNP Paribas, al fine di rendere significativo ed omogeneo il raffronto tra i dati patrimoniali ed economici degli esercizi 2001 e 2000 è stato predisposto un bilancio consolidato al 31 dicembre 2000 su base "pro-forma", redatto ipotizzando di retrodatare convenzionalmente gli effetti delle suddette variazioni al 1° gennaio 2000. Il suddetto bilancio consolidato "pro-forma" non è stato assoggettato a revisione contabile.
L'attività del Gruppo si è sviluppata nel 2001 nel perseguimento di azioni commerciali coerenti con gli obiettivi indicati nel budget e nel piano commerciale nonché nella ricerca di assetti organizzativi sempre più efficienti, per il miglior servizio alla clientela e finalizzati al contenimento dei costi.
Il negativo andamento dei mercati non ha favorito gli sforzi compiuti, ma risultati significativi sono stati comunque raggiunti, in termini di incremento della raccolta gestita e degli impieghi, con una sempre maggiore incidenza del comparto mutui ipotecari, in un quadro di forte attenzione verso la migliore e più efficienti allocazione del capitale a rischio e verso il presidio della redditività e della creazione di valore.

L'andamento reddituale complessivo

L'esercizio 2001 si chiude con un utile netto consolidato pari a circa 181 miliardi di lire, in linea con il risultato del 2000.

Il margine d'interesse

Esercizio 2001	Esercizio 2000 pro - forma	*Importi in miliardi di lire*	Variazione 2001 - 2000 pro - forma assoluta	%
1.115	1.004	Margine d'interesse	111	11,1%
1.781	1.735	Margine d'intermediazione	46	2,7%
560	550	Risultato di gestione	10	1,8%
358	352	Utile delle attività ordinarie	6	1,7%
398	375	Utile al lordo delle imposte	23	6,1%
181	**181**	**Utile netto**	**0**	**0,0%**

L'elevato incremento del margine d'interesse è essenzialmente dovuto all'aumento degli interessi netti da clientela. In particolare, la notevole crescita degli interessi attivi legata all'incremento degli impieghi ed al favorevole andamento dei tassi, ha più che compensato gli effetti negativi derivanti dal ricorso a forme di raccolta onerose (interbancario e titoli). Da rilevare anche l'aumento dei dividendi, prevalentemente riferibile alla partecipazione in Nuova Holding SANPAOLO IMI Spa.

Esercizio 2001	Esercizio 2000 pro-forma	Importi in miliardi di lire	Variazione 2001 - 2000 pro-forma assoluta	%
1.681	1.420	Interessi attivi clientela	261	18,4%
-258	-253	Interessi passivi clientela	-5	2,0%
1.423	**1.167**	**Interessi netti clientela**	**256**	**21,9%**
193	231	Interessi attivi su titoli	-38	-16,5%
-299	-268	Interessi passivi su titoli	-31	11,6%
-106	**-37**	**Interessi netti su titoli**	**-69**	**186,5%**
50	104	Interessi attivi istituzioni creditizie	-54	-51,9%
-284	-248	Interessi passivi istituzioni creditizie	-36	14,5%
-234	**-144**	**Interessi netti istituzioni creditizie**	**-90**	**62,5%**
1.083	**986**	**Interessi netti**	**97**	**9,8%**
32	18	Dividendi	14	77,8%
1.115	**1.004**	**Margine d'interesse**	**111**	**11,1%**

Il margine d'intermediazione

Rispetto all'esercizio precedente il margine d'intermediazione registra un aumento del 2,7%. Le sinergie di Gruppo hanno permesso di fronteggiare efficacemente le difficoltà riscontrate nel mercato mobiliare, che hanno avuto inevitabili negative ripercussioni sull'attività di intermediazione e sul risparmio amministrato, consentendo di mantenere pressoché invariate le commissioni ed altri proventi di gestione netti. Da evidenziare, inoltre, la rilevante diminuzione degli utili delle società valutate al patrimonio netto, che nell'anno precedente includevano un risultato eccezionalmente positivo conseguito dal Gruppo Eptaconsors.

Esercizio 2001	Esercizio 2000 pro-forma	Importi in miliardi di lire	Variazione 2001 - 2000 pro-forma assoluta	%
1.115	**1.004**	**Margine d'interesse**	**111**	**11,1%**
621	**626**	**Commissioni e altri proventi netti**	**-5**	**-0,8%**
559	558	Commissioni attive	1	0,2%
-93	-80	Commissioni passive	-13	16,3%
239	221	Altri proventi di gestione	18	8,1%
-84	-73	Altri oneri di gestione	-11	15,1%
26	**36**	**Profitti da operazioni finanziarie**	**-10**	**-27,8%**
19	**68**	**Utili delle società valutate al patrimonio netto**	**-49**	**-72,1%**
1.781	**1.735**	**Margine d'intermediazione**	**46**	**2,7%**



Composizione % delle commissioni attive
100%
80%
60%
40%
20%
0%
10,4%
15,1%
25,8%
28,6%
8,9%
21,1%
44,7%
23,2%
9,9%
20,5%
27,5%
39,8%
1999
2000
2001
Garanzie rilasciate
Altri servizi
Esercizio di esattorie e ricevitorie
Servizi di gestione e consulenza
Servizi di incasso e pagamento

Il risultato di gestione

Nell'esercizio 2001 la tenace e meticolosa opera per il contenimento dei costi da parte delle società del Gruppo ha permesso, pur in presenza di un'espansione dell'attività, di contenere al 2,9% l'aumento delle spese amministrative rispetto all'esercizio precedente.
L'incremento delle rettifiche di valore sulle immobilizzazioni materiali ed immateriali è riconducibile all'ammortamento del maggior valore determinato dalla rivalutazione dei beni immobili strumentali effettuata dalla Capogruppo nel bilancio 2001, nonché all'ammortamento del 50% dell'avviamento iscritto nel medesimo periodo in seguito all'annullamento delle azioni dell'incorporato Credito Fondiario Toscano Spa.
Le circostanze sopra descritte hanno portato ad un incremento del risultato di gestione rispetto all'esercizio 2000 di circa 10 miliardi di lire (+1,8%).

Esercizio 2001	Esercizio 2000 pro-forma	*Importi in miliardi di lire*	Variazione 2001 - 2000 pro-forma assoluta	%
1.781	**1.735**	**Margine d'intermediazione**	**46**	**2,7%**
-1.098	**-1.067**	**Spese amministrative**	**-31**	**2,9%**
-695	-674	*Spese per il personale*	-21	3,1%
-403	*-393*	*Altre spese amministrative*	-10	2,5%
-123	-118	**Rettifiche di valore su immobilizzazioni materiali e immateriali (escluso l'ammortamento delle differenze positive di consolidamento e di patrimonio netto)**	-5	4,2%
560	550	Risultato di gestione	10	1,8%

L'utile netto

L'ammontare degli accantonamenti e delle rettifiche nette su crediti risulta complessivamente in linea con l'esercizio precedente, includendo peraltro un rilevante accantonamento in sospensione d'imposta ai Fondi rischi su crediti (voce 90 del

passivo dello stato patrimoniale) per crediti in conto capitale, di importo pari a 21 miliardi di lire, effettuato prudenzialmente dalla Capogruppo per la prima volta nel corrente esercizio.
L'utile delle attività ordinarie presenta un incremento di circa 6 miliardi di lire (+1,7%) rispetto all'anno 2000.
La variazione positiva del Fondo per rischi bancari generali deriva dall'obbligo da parte della Capogruppo di utilizzare, in base a quanto richiesto dalla vigente normativa fiscale (articolo 71 del DPR 917/1986) relativamente alla copertura delle perdite su crediti, la quota di tale fondo fiscalmente in sospensione d'imposta riferita ad accantonamenti per rischi su crediti in conto capitale, già iscritta nel bilancio del Credito Fondiario Toscano Spa; dopo tale utilizzo, il Fondo per rischi bancari generali risulta comunque in aumento da 111 a 127 miliardi di lire ed interamente tassato, senza aver calcolato sullo stesso alcun importo a titolo di fiscalità anticipata, non essendo al momento previsto il suo futuro utilizzo.

Esercizio 2001	Esercizio 2000 pro-forma	*Importi in miliardi di lire*	Variazione 2001 - 2000 pro-forma assoluta	Variazione 2001 - 2000 pro-forma %
560	**550**	**Risultato di gestione**	**10**	**1,8%**
-38	-40	Ammortamento delle differenze di consolidamento e di patrimonio netto	2	-5,0%
-158	-153	Accantonamenti e rettifiche netti su crediti	-5	3,3%
-6	-5	Rettifiche nette su immobilizzazioni finanziarie	-1	20,0%
358	**352**	**Utile delle attività ordinarie**	**6**	**1,7%**
28	29	Utile (Perdita) straordinario	-1	-3,4%
12	-6	Variazione del Fondo per rischi bancari generali	18	n.s.
398	**375**	**Utile al lordo delle imposte**	**23**	**6,1%**
-193	-175	Imposte sul reddito dell'esercizio	-18	10,3%
-24	-19	Utile dell'esercizio di pertinenza di terzi	-5	26,3%
181	**181**	**Utile d'esercizio**	**0**	**0,0%**

Il ROE ed i ratios

Il ROE del Gruppo, calcolato in termini di utile di esercizio sul patrimonio netto contabile medio dell'esercizio ed escludendo l'utile in formazione, risulta di conseguenza pari al 13,7% senza tener conto dell'ammortamento delle differenze positive di consolidamento, ovvero pari all'11,3% includendo tale ammortamento; in proposito si ricorda inoltre che alla fine dell'esercizio 2001 la Capogruppo ha effettuato la rivalutazione dei beni immobili strumentali, che ha comportato l'iscrizione tra le poste del patrimonio netto di un importo di circa 95 miliardi di lire.
Per quanto riguarda l'andamento di alcuni ratios economici del Gruppo rispetto all'esercizio precedente, si rileva la sostanziale stabilità dell'incidenza delle spese amministrative e del costo del personale sul totale attivo, rispettivamente pari al 3,3% ed al 2,1%, nonché del cost/income, calcolato rapportando le spese amministrative e le rettifiche di valore su immobilizzazioni materiali ed immateriali al margine d'intermediazione ed escludendo i recuperi di spese, che per l'anno 2001 risulta pari al 67,0%.


Utile netto e ROE
14,0%
12,0%
10,0%
8,0%
6,0%
4,0%
2,0%
0,0%
200
150
100
50
0
1999
2000 pro-forma
2001
Utile d'esercizio
ROE

La situazione del Gruppo

La raccolta da clientela ordinaria

Rispetto all'esercizio precedente la raccolta complessiva da clientela delle società del Gruppo ha registrato, pur in presenza di un contesto di mercato non favorevole, un incremento dell'1,3%.

Esercizio 2001	Esercizio 2000 pro-forma	*Importi in miliardi di lire*	Variazione 2001 - 2000 pro-forma assoluta	%
21.412	20.953	Raccolta diretta	459	2,2%
27.285	27.096	Raccolta indiretta	189	0,7%
48.697	**48.049**	**Raccolta totale da clientela ordinaria**	**648**	**1,3%**

La raccolta diretta

L'analisi dell'aggregato in esame evidenzia la crescita delle obbligazioni e delle forme tecniche a vista, con particolare riferimento ai conti correnti passivi, in parte compressa dalla marcata riduzione dei certificati di deposito (in linea peraltro con la tendenza comune all'intero sistema bancario), nonché dei pronti contro termine.

Esercizio 2001	Esercizio 2000 pro-forma	*Importi in miliardi di lire*	Variazione 2001 - 2000 pro-forma assoluta	%
11.928	11.375	Raccolta a vista (conti correnti passivi, depositi a risparmio e fondi di terzi in amministrazione)	553	4,9%
876	1.260	Certificati di deposito	-384	-30,5%
6.567	6.118	Obbligazioni (comprese subordinate)	449	7,3%
19.371	**18.753**	**Raccolta tradizionale**	**618**	**3,3%**
1.810	1.905	Pronti contro Termine	-95	-5,0%
231	295	Altri titoli ed assegni circolari	-64	-21,7%
21.412	**20.953**	**Raccolta diretta**	**459**	**2,2%**



Composizione % della raccolta diretta
8,5%
1,1%
30,7%
55,7%
4,1%
Raccolta a vista
Certificati di deposito
Obbligazioni
Pronti contro Termine
Altri titoli ed assegni circolari

La raccolta indiretta

Il contenuto incremento (+0,7%) della raccolta indiretta deriva dai problemi riscontrati nel mercato finanziario a partire dal secondo semestre dell'anno 2001, che hanno depresso il controvalore dei titoli e, conseguentemente, l'ammontare delle consistenze di fine periodo. Gli effetti originati da tale situazione sono stati peraltro più che compensati dalla significativa crescita della raccolta gestita (+14,1%), con particolare riferimento al comparto dei Fondi (2.156 miliardi di lire, pari a +37,2%).

Esercizio 2001	Esercizio 2000 pro-forma	*Importi in miliardi di lire*	Variazione 2001 - 2000 pro-forma assoluta	%
11.741	**13.471**	**Raccolta amministrata**	**-1.730**	**-12,8%**
15.544	**13.625**	**Raccolta gestita**	**1.919**	**14,1%**
4.531	5.204	Gestioni patrimoniali (GPM - GPS - GPF)	-673	-12,9%
7.918	5.770	Fondi	2.148	37,2%
3.095	2.651	Assicurazioni (riserve tecniche)	444	16,7%
27.285	**27.096**	**Raccolta indiretta**	**189**	**0,7%**


Composizione % della raccolta indiretta
16,6%
43,0%
29,0%
11,3%
Gestioni
Fondi
Assicurazioni (riserve tecniche)
Raccolta amministrata

Gli impieghi a clientela ordinaria

Come per gli esercizi precedenti, l'aumento degli impieghi alla clientela ordinaria risulta principalmente dovuto all'incremento nel settore dei mutui ipotecari.

Esercizio 2001	Esercizio 2000 pro-forma	*Importi in miliardi di lire*	Variazione 2001 - 2000 pro-forma	
			assoluta	%
14.467	14.411	Conti correnti e finanziamenti	56	0,4%
328	427	Portafoglio sconto	-99	-23,2%
6.900	6.151	Mutui ipotecari e ad Enti pubblici	749	12,2%
115	135	Tesoreria Provinciale dello Stato - Tesoreria Unica	-20	-14,8%
312	216	Altri impieghi	96	44,4%
22.122	**21.340**	**Impieghi a clientela ordinaria**	**782**	**3,7%**


Composizione % degli impieghi a clientela ordinaria
0,5%
1,4%
31,2%
1,5%
65,4%
Conti correnti e finanziamenti
Portafoglio sconto
Mutui ipotecari e ad Enti pubblici
Tesoreria Unica
Altri impieghi

Le partite a rischio

Il grado di copertura delle partite a rischio risulta pari al 40,0% ed evidenzia, rispetto all'esercizio 2000, un incremento per tutti i comparti, con particolare riferimento ai crediti incagliati e ristrutturati, a conferma della tendenza di tutte le aziende del Gruppo a rafforzare il criterio di prudenza adottato nella valutazione delle suddette attività.

Esercizio 2001	Esercizio 2000 pro-forma	*Importi in miliardi di lire*	Variazione 2001 - 2000 pro-forma assoluta	%
794	794	Sofferenze lorde	0	0,0%
-413	-405	Dubbi esiti	-8	2,0%
381	**389**	**Sofferenze nette**	**-8**	**-2,1%**
52,0%	**51,0%**	**Grado di copertura sofferenze**		**1,0%**
471	468	Incagliate e ristrutturate lorde	3	0,6%
-93	-86	Dubbi esiti	-7	8,1%
378	**382**	**Incagliate e ristrutturate nette**	**-4**	**-1,0%**
19,7%	**18,4%**	**Grado di copertura incagliate e ristrutturate**		**1,3%**
1.265	1.262	Partite a rischio lorde	3	0,2%
-506	-491	Dubbi esiti complessivi	-15	3,1%
759	**771**	**Partite a rischio nette**	**-12**	**-1,6%**
40,0%	**38,9%**	**Grado di copertura delle partite a rischio**		**1,1%**

Inoltre, tenendo conto anche dei Fondi rischi su crediti (voce 90 del passivo dello stato patrimoniale), il grado di copertura delle partite a rischio al 31 dicembre 2001 risulta pari al 45,5% rispetto al 43,2% dell'esercizio precedente.


Rischiosità netta dei crediti
6,00%
5,00%
4,00%
3,00%
2,00%
1,00%
0,00%
2,82%
1,84%
1,74%
1999
2000 pro-forma
2001
Incagliate e ristrutturate nette/crediti netti verso clientela
Sofferenze nette/crediti netti verso clientela

I titoli

Il portafoglio titoli presenta una riduzione nel comparto immobilizzato, relativa alla vendita di titoli immobilizzati detenuti dalla Cassa di Risparmio di Pistoia e Pescia Spa ed allo smobilizzo dei titoli di pertinenza del Fondo Integrativo Pensioni della Capogruppo, che rappresenta un patrimonio separato ai sensi dell'articolo 2117 del codice civile.

Esercizio 2001	Esercizio 2000 pro-forma	*Importi in miliardi di lire*	Variazione 2001 - 2000 pro-forma	
			assoluta	**%**
435	873	Titoli del tesoro rifinanziabili	-438	-50,2%
3.529	3.733	Obbligazioni ed altri titoli di debito	-204	-5,5%
95	513	Azioni ed altri titoli di capitale	-418	-81,5%
4.059	**5.119**	**Totale Titoli**	**-1.060**	**-20,7%**
768	*1.189*	*di cui immobilizzati*	*-421*	*-35,4%*

Il patrimonio netto

Rispetto all'anno 2000 il patrimonio netto consolidato risulta incrementato in seguito all'attribuzione alle riserve di rilevanti quote degli utili delle società relativi a tale esercizio nonché all'iscrizione, da parte della Capogruppo, di una riserva di rivalutazione pari a circa 95 miliardi di lire, effettuata ai sensi della Legge n. 342/2000.

Esercizio 2001	Esercizio 2000 pro-forma	Esercizio 2000	*Importi in miliardi di lire*	Variazione 2001 - 2000 pro-forma assoluta	%
1.086	1.065	1.065	Capitale sociale	21	2,0%
1	1	1	Sovrapprezzi di emissione	0	0,0%
364	267	306	Riserve	97	36,3%
103	13	14	Riserva di rivalutazione	90	692,3%
127	111	111	Fondo per rischi bancari generali	16	14,4%
-	7	8	Differenze negative di consolidamento	-7	-100,0%
2	2	4	Differenze negative di patrimonio netto	0	0,0%
181	181	183	Utile d'esercizio	0	0,0%
1.864	**1.647**	**1.692**	**Patrimonio netto consolidato**	**217**	**13,2%**

Al 31 dicembre 2001 il patrimonio netto consolidato include inoltre una riserva per acquisto azioni proprie di importo pari a circa 13.785 milioni di lire, relativa alle azioni della Capogruppo detenute a tale data dalle società consolidate integralmente, per un valore nominale complessivo di 6.422 milioni di lire.

Il patrimonio ed i requisiti di vigilanza

Per quanto riguarda i dati forniti all'Organo di vigilanza, l'analisi delle variazioni rispetto all'esercizio precedente viene svolta con riferimento a quanto contenuto nelle segnalazioni inviate alla Banca d'Italia, non ritenendo significativa l'individuazione di dati "pro-forma" relativi al comparto in esame.
Rispetto all'esercizio 2000 il patrimonio di vigilanza consolidato risulta incrementato principalmente in relazione all'emissione di prestiti subordinati ed all'iscrizione, da parte della Capogruppo, della riserva di rivalutazione effettuata ai sensi della legge n. 342/2000, nonché per la riduzione degli elementi da dedurre in seguito al consolidamento proporzionale del Gruppo Findomestic.
Per contro gli interventi partecipativi in società controllate hanno comportato una riduzione nel "patrimonio di terzi" compreso nel Tier 1.
Al 31 dicembre 2001 il coefficiente di solvibilità calcolato secondo le normative di Vigilanza risulta pari all'8,46% ed è pertanto superiore al limite dell'8% stabilito per i gruppi bancari.

Esercizio 2001	Esercizio 2000	Importi in miliardi di lire	Variazione 2001 - 2000 assoluta	%
1.521	1.605	Patrimonio di base (tier 1)	-84	-5,2%
879	568	Patrimonio supplementare (tier 2)	311	54,8%
-240	-386	Elementi da dedurre	146	-37,8%
2.160	**1.787**	**Patrimonio di vigilanza**	**373**	**20,9%**
2.043	1.567	Rischi di credito	476	30,4%
17	93	Rischi di mercato	-76	-81,7%
15	13	Altri requisiti prudenziali	2	15,4%
2.075	**1.673**	**Totale requisiti prudenziali**	**402**	**24,0%**
25.930	20.913	Attività di rischio ponderate	5.028	24,0%
5,87%	7,67%	Patrimonio di base / Attività di rischio ponderate		-1,8%
8,33%	8,54%	Patrimonio di vigilanza / Attività di rischio ponderate		-0,2%

L'attività di organizzazione del Gruppo

Nel 2001 è stato conseguito l'obiettivo di dotare il Gruppo di uno strumento informativo di controllo della redditività della Rete filiali.
Secondo quanto previsto, sono stati estesi alle Banche controllate il processo di budget e gli strumenti operativi per la gestione ed il controllo della spesa esterna già adottati dalla Capogruppo.
Per quanto riguarda l'estensione al Gruppo degli strumenti di monitoraggio e gestione dei rischi aziendali si precisa che presso la Capogruppo è in uso lo strumento applicativo *Alms-Pro* di Prometeia, che assicura il controllo del rischio di tasso secondo il modello interno come previsto dal Comitato di Basilea. Presso le altre Banche, in attesa di estendere non appena possibile il medesimo strumento, si ricorre in prevalenza ai modelli standard di Banca d'Italia.
La Capogruppo ha inoltre in corso uno studio di fattibilità, relativamente al tema Credit Risk Management, che si propone di consentire al Gruppo di anticipare l'applicazione degli indirizzi del Comitato di Basilea sui requisiti patrimoniali.
Nell'area dello sviluppo delle Risorse le più recenti iniziative di integrazione hanno riguardato i processi di valutazione premianti ed incentivanti che, a partire da quest'anno, saranno analoghi.
Il sistema incentivante della Rete filiali delle Banche controllate seguirà l'approccio in fase di definizione presso la Capogruppo, con gli eventuali necessari adattamenti. Per quanto attiene al sistema premiante complessivo le Banche, già dallo scorso anno, adottano una logica comune di Gruppo e si adeguano agli indirizzi della Capogruppo.
Il nuovo assetto organizzativo dell'area che pone la Direzione Clienti e Marketing della Capogruppo in posizione centrale, quale interfaccia delle reti distributive di tutte le Casse del Gruppo, sta progressivamente prendendo forma. Tutte le più importanti iniziative dell'Area Commerciale si stanno sviluppando nel contesto di Gruppo, orientate fra l'altro alla focalizzazione dell'offerta verso specifici segmenti di clientela (ad esempio il conto package "ioimpresa" nonché la ristrutturazione del portale "LiberaMente.net").

Da parte della controllata Info2B S.p.A. è stato rilasciato operativo dal 1° ottobre 2001, un portale "orizzontale" dedicato alle imprese (www.ioimpresa.it), attraverso il quale la clientela del Gruppo può accedere ai servizi bancari e finanziari, nonché a servizi complementari (es. informazioni e consulenze) forniti da altre società terze. Inoltre Info2B ha un ruolo importante in un'iniziativa di creazione di un portale verticale dedicato al settore tessile.

Il Piano Sportelli 2002 del Gruppo è stato messo a punto con una appropriata metodologia comune di analisi e di valutazione orientata all'opportunità di espansione del Gruppo nel suo insieme.

La Centrale dei Rischi di Gruppo e la normativa che disciplina il comportamento sulle posizioni creditizie condivise nell'ambito del Gruppo ed il Regolamento del credito sono stati estesi e/o adottati presso le altre Casse.

Sono state accentrate l'operatività sul mercato interbancario, l'intermediazione su mercati finanziari e valutari, la partecipazione ai consorzi di collocamento ed alle aste dei titoli pubblici.

E' stata completata l'estensione al Gruppo del Regolamento per l'assunzione dei rischi finanziari.

E' stato completato l'accentramento presso la Capogruppo di tutta l'attività di gestione su base individuale dei portafogli di investimento per conto della clientela.

Sono stati completati i progetti riguardanti l'area dei sistemi applicativi distribuiti, finalizzati alla diffusione presso tutte postazioni di lavoro delle Banche del Gruppo di un unico modello architetturale, nonché quelli di potenziamento e razionalizzazione della rete trasmissiva dei dati.

E' stato completato il progetto di accentramento presso la Capogruppo dell'area Contabilità e Segnalazioni che ha eliminato duplicazioni funzionali, mantenendo all'interno delle singole banche le funzioni non delegabili e/o specifiche delle realtà locali.

Presso la Capogruppo è operante un nucleo per la gestione delle attività accentrate: mantenimento e controllo dei Sistemi informatici di supporto, mantenimento di un efficace piano dei conti contabili, verifica e sistemazione delle alimentazioni contabili, stesura di disposizioni operative per gli uffici contabili periferici, predisposizione del giornale bollato oltre ai dati per la redazione dei bilanci, verifica e sistemazione delle alimentazioni per le segnalazioni Banca d'Italia, invio delle segnalazioni periodiche, interpretazione della normativa sulle segnalazioni oltreché gestione dei rilievi della Banca d'Italia stessa.

Dal 1° settembre 2001 è stato completato l'accentramento, condotto attraverso accordi contrattuali, delle funzioni di Revisione Interna di tutte le Banche del Gruppo presso il Servizio Auditing e Controlli della Capogruppo.

L'attività progettuale condotta in comune con il coordinamento della Capogruppo riconducibile all'insieme delle attività necessarie per assicurare alle Banche ed alle altre società del Gruppo il passaggio definitivo all'Euro (change-over) si è conclusa nel rispetto delle scadenze e con il conseguimento degli obiettivi prefissati.

E' stato avviato un progetto denominato "Integrazione e Governo di Gruppo – fase II°" finalizzato all'efficientamento dei processi di governo che investono i rapporti fra la Capogruppo e le controllate, e ad un definitivo ridisegno dell'assetto organizzativo complessivo del Gruppo stesso.

A tale riguardo è stato effettuato un *assessment* complessivo sulle attività, l'organizzazione e le risorse delle Banche del Gruppo per la valutazione degli impatti

complessivi del modello di integrazione, giungendo ad una prima quantificazione delle potenzialità di recupero di efficienza.
La pianificazione degli interventi attuativi entrerà a far parte di quella complessiva del prossimo Piano Strategico di Gruppo, in corso di elaborazione.

Risk Management

Nel 2001 si è consolidato anche per le banche del Gruppo il monitoraggio della rischiosità con cadenza trimestrale. L'attività si è concentrata sul presidio dei principali indicatori di rischio previsti dall'Autorità di Vigilanza. Il livello di rischiosità creditizia ha subito un deciso miglioramento, a testimonianza dei positivi effetti gestionali ed organizzativi indotti dall'introduzione dei sistemi di rating già in uso presso la Capogruppo.
Il 2002 sarà un anno di notevole sviluppo dell'attività di risk management in funzione di quanto previsto dal nuovo accordo di Basilea sull'adeguatezza patrimoniale. Di particolare rilievo, oltre alla disciplina del rischio di credito mediante il rating, sarà l'introduzione di uno specifico requisito patrimoniale riferito ai rischi operativi. Allo scopo è già iniziata la partecipazione alle iniziative in corso in sede di sistema bancario, nonché l'analisi di dettaglio di tutte le necessarie realizzazioni organizzative ed informatiche.

Risorse Umane

La gestione delle risorse umane, condotta con prospettiva di Gruppo, ha portato a diversi innesti di risorse della Capogruppo all'interno nelle Banche controllate.
Nel 2001 sono stati anche attivati diversi progetti finalizzati all'adeguamento dei processi gestionali delle risorse umane a livello di Gruppo; in particolare:
- sono stati estesi alle singole banche del Gruppo i sistemi incentivanti relativi ai canali di vendita;
- è stato uniformato il processo di valutazione delle prestazioni che sostituisce, a partire dall'anno 2001, le note caratteristiche;
- è stato allineato a livello di Gruppo anche il sistema premiante che applica una nuova metodologia volta a favorire un maggior coinvolgimento di tutto il Personale.

Le relazioni sindacali di tutte le società del Gruppo sono coordinate dalla Capogruppo attraverso comitati d'indirizzo ed un supporto consulenziale sui temi più complessi sul piano tecnico-legale, anche se le trattative con le OO.SS. vengono al momento condotte dalle singole aziende.
Prosegue la gestione integrata dell'attività formativa, che si estende alle fasi di analisi dei fabbisogni e, di concerto con i referenti delle altre Banche, all'individuazione dei partecipanti alle attività. Le attività di formazione a favore del personale di tutte le Banche del Gruppo sono da tempo in gran parte accentrate presso l'apposita struttura della Capogruppo che sta progressivamente estendendo l'ambito del proprio intervento all'analisi delle necessità, alla progettazione degli interventi ed al monitoraggio dei risultati.
Sono gradualmente diffusi alle Banche controllate anche gli strumenti innovativi di apprendimento a distanza.
Le varie attività di comunicazione interna stanno progressivamente assumendo valenza di Gruppo soprattutto attraverso l'utilizzo di supporti comuni, quali l'house organ "Gruppo CRF Flash" e la rete Intranet.

Il personale e la rete territoriale

DIPENDENTI DEL GRUPPO			
	2001	2000	Variazione
Società consolidate integralmente			
CR Firenze Spa*	3.699	3.768	-69
CR Pistoia e Pescia Spa	748	756	-8
CR Civitavecchia Spa	199	214	-15
CR Orvieto Spa	174	174	0
CFT	0	43	-43
CFT Finanziaria Spa	0	0	0
Infogroup Spa	327	276	51
Data Centro Spa	51	51	0
CR Firenze Gestion Internationale S.A.	1	0	1
Totale	5.199	5.282	-83
Società consolidate proporzionalmente			
Findomestic Banca Spa	1.487	1.377	110
CR Mirandola Spa	193	186	7
Totale	1.680	1.563	117
Altre Società controllate			
Centrovita Assicurazioni Spa	21	15	6
Perseo Finance Spa	0	0	0
Info2B Spa	4	5	-1
Sogetes spa	2	2	0
Totale	27	22	5
TOTALE	**6.906**	**6.867**	**39**

**dal 1° gennaio 2002, 224 unità operano alle dipendenze della Società CERIT; il dato relativo al 2001 comprende 41 dipendenti di CFT.*

Le filiali del Gruppo, operative al 31 dicembre 2001, sono così suddivise:

Provincia	Cassa di Risparmio di Firenze Spa *	Cassa di Risparmio di Pistoia e Pescia Spa *	Cassa di Risparmio di Civitavecchia Spa *	Cassa di Risparmio di Orvieto Spa	Cassa di Risparmio di Mirandola Spa	Gruppo
Firenze	129	4				133
Arezzo	34					34
Siena	18					18
Grosseto	16					16
Lucca	15	7				22
Prato	11	3				14
Pistoia	2	48				50
Massa Carrara	10					10
Pisa	13					13
Livorno	8					8
Perugia	13			2		15
Roma	2		22			24
Bologna		1				1
Viterbo			3	9		12
Terni				22		22
Totali	**271**	**63**	**25**	**33**		**392**
Modena					16	16
Mantova					8	8
TOTALI	**271**	**63**	**25**	**33**	**24**	**416**

* compreso uno sportello per attività di prestiti su pegno

L'attività di comunicazione

Il 2001 ha rappresentato un anno fondamentale per la comunicazione commerciale in quanto è stato perseguito con determinazione l'obiettivo di razionalizzare e di consolidare l'attività di comunicazione a livello di Gruppo. Il supporto fornito per il lancio dei nuovi prodotti –e, in particolare dei conti package- è stato infatti motivo per la realizzazione di campagne pubblicitarie che fossero anche in grado di comunicare all'esterno continuità e coerenza di immagine per le banche del Gruppo.

Il lancio di "ioimpresa", il primo conto package per le imprese, è stato caratterizzato dalla realizzazione di materiale coordinato e da una immagine fortemente innovativa anche in termini di colori e di grafica pubblicitaria.

La campagna "Gestiti e Riveriti", che ha riguardato il comparto del risparmio gestito, ha previsto per la prima volta un'offerta particolarmente interessante in termini di premi: 612 regali sicuri – a scelta tra un telefono cellulare, una TV a schermo piatto e una

macchina fotografica digitale – e 20 super-premi ad estrazione – tra cui splendidi viaggi ai castelli della Loira, televisori al plasma e un esclusivo viaggio con meta a piacere, con aereo privato.

In occasione del change-over sono state realizzate numerose iniziative in grado di supportare la nostra clientela nel delicato passaggio alla nuova moneta: dalle campagne di informazione "Chiama, Euro risponde" e "Euro no problem", alla distribuzione degli euro convertitori (di cui 100.000 elettronici e 750.000 cartacei).

Un'intensa campagna promozionale interna ha riguardato il comparto delle carte di pagamento Bancomat/Visa Electron, il cui utilizzo è stato incentivato in occasione del passaggio alla nuova moneta.

Per il segmento dei pensionati, oltre al lancio dei nuovi conti "Età libera" oro e argento, è stata realizzata la rivista TamTam, ad essi specificamente dedicata, e trimestralmente distribuita a livello di Gruppo.

Un notevole supporto pubblicitario – attraverso campagne radiofoniche e apposita cartellonistica - è stato assicurato anche all'apertura dei nuovi negozi finanziari "LiberaMente Network" a Roma.

Le partecipazioni

Società consolidate integralmente

Cassa di Risparmio di Pistoia e Pescia Spa

La Cassa di Risparmio di Pistoia e Pescia Spa ha chiuso il bilancio relativo all'esercizio 2001 con un utile netto di lire 36 miliardi, superiore del 19,1% a quello conseguito nell'esercizio precedente.
Al positivo risultato fa riscontro una favorevole evoluzione degli indici di performance, in particolare del ROE, che sale al 9,7%, e del cost/income che si colloca al 68,9%, entrambi con un miglioramento di circa un punto percentuale.
Anche per quanto concerne le masse intermediate la CR Pistoia e Pescia ha fatto registrare una crescita soddisfacente; la migliore performance, anche in rapporto all'andamento del sistema, è stata registrata dal lato degli impieghi lordi che si sono attestati a lire 2.717 miliardi con un incremento del 7,0%.
La raccolta diretta ammonta a lire 3.133 miliardi (+3,1%).
Sul versante della raccolta indiretta, positiva è la dinamica della raccolta gestita, che ha raggiunto 2.333 miliardi (+25,1).
La gestione della banca è stata caratterizzata da interventi di rinnovamento organizzativo - orientato all'efficientamento dei servizi e al potenziamento della rete commerciale - e dal processo di integrazione a livello di Gruppo, in linea con le direttive del Piano Industriale.
Il presidio del territorio di marchio è stato ulteriormente potenziato con l'apertura di 3 nuove filiali nella provincia di Pistoia; il totale degli sportelli è salito a 63.
E' stata incrementata la gamma di prodotti anche innovativi offerti alla clientela, con ampio utilizzo di canali telematici.
Il margine d'interesse è di lire 137 miliardi (+7,0% rispetto all'esercizio precedente). Altrettanto positivo l'aumento del margine d'intermediazione, pari a lire 223 miliardi (+5,0%) e del risultato di gestione pari a lire 69,2 miliardi (+8,8%), per effetto di una più controllata dinamica delle spese amministrative e degli ammortamenti che per altro scontano oneri per il passaggio all'Euro ed un prudenziale accantonamento sul premio aziendale di produttività erogabile nel 2002.
I risultati in crescita degli ultimi esercizi, con il conseguente naturale autofinanziamento, consentono un consolidamento del patrimonio netto contabile su livelli che prefigurano ampi margini di sviluppo della Banca.

Cassa di Risparmio di Orvieto Spa

L'utile netto della Banca si è attestato a lire 5 miliardi, in crescita del 13,1% rispetto al 2000, pur a seguito di scelte prudenziali operate in sede di valutazione delle rettifiche di valore sui crediti e degli accantonamenti ai Fondi rischi su crediti cresciuti, al netto delle riprese di valore, di lire 5 miliardi. Il ROE raggiunge il 7,1%.
La consistenza della raccolta totale ha superato lire 1.274 miliardi con un incremento del 2,5%, la raccolta diretta si è attestata a lire 778 miliardi, in aumento del 4,4%; la raccolta indiretta ammonta a lire 496 miliardi, con una flessione dello 0,3%. In

particolare, il comparto del risparmio gestito, cresciuto di ben il 19,6%, rappresenta il 53,7% della raccolta indiretta, rispetto al 44,8% dello scorso anno.
L'incremento degli impieghi economici netti, che hanno superato lire 492 miliardi con una crescita del 6,5%, ha trovato supporto nel consolidamento dei nuovi processi di erogazione e gestione del credito e degli strumenti di Gruppo per la valutazione del rischio.
Per quanto riguarda i risultati economici, il margine di interesse ha evidenziato una crescita dell'8,2%, derivante dall'incremento dei volumi medi degli impieghi; il margine d'intermediazione rimane pressoché stabile (+0,2%), a seguito della flessione registrata dai profitti da operazioni finanziarie e dai ricavi netti da servizi, conseguente all'andamento sfavorevole dei mercati mobiliari.
Il risultato di gestione, pari a lire 12,7 miliardi (-15,0%), sconta la crescita dei costi del personale (+4,5%) e delle altre spese amministrative (+10,6%), connesse agli investimenti per l'espansione territoriale e per il passaggio all'Euro.
Le componenti straordinarie, pari a lire 3,8 miliardi, ricomprendono la registrazione contabile delle plusvalenze di lire 3,3 miliardi rilevate al 1° gennaio 2001 nel comparto "titoli quotati non immobilizzati" a seguito dell'adozione, a partire da tale data, del nuovo criterio di valutazione "mark to market"; peraltro, in seguito alla cessione di titoli di stato a reddito fisso, le suddette plusvalenze hanno in parte compensato le minusvalenze sul portafoglio affidato in gestione.
La CR Orvieto ha attivato nel 2001 una nuova Filiale in provincia di Viterbo, raggiungendo complessivamente 33 unità posizionate nelle province di Terni, Viterbo e Perugia.
Durante l'anno la Fondazione CR Orvieto ha ceduto un'ulteriore quota del 22% del capitale della Banca alla Capogruppo CR Firenze, che risulta così attualmente titolare di una partecipazione pari al 73,57%.

Cassa di Risparmio di Civitavecchia Spa
L'utile di esercizio ammonta a lire 2 miliardi, rispetto ad un risultato negativo per lire 8,7 miliardi del 2000, a testimonianza della netta inversione di tendenza già annunciata in sede di approvazione del precedente bilancio annuale.
Il 2001 è stato molto importante per le azioni che si sono intraprese al fine di ricondurre la Banca ad un soddisfacente livello di efficienza ed al ruolo che le compete nel territorio di riferimento. I risultati raggiunti sono stati incoraggianti per le future attività.
La raccolta diretta è aumentata rispetto all'esercizio precedente del 14,4% (+10,1% in termini di giacenza media annua).
La raccolta indiretta ha subito una flessione complessiva di circa lire 29 miliardi (pari al 5,1%). Alla base di questo fenomeno vi è peraltro una significativa ricomposizione qualitativa che, a fronte di un decremento della raccolta amministrata di lire 72 miliardi (-16,9%), registra una forte crescita della componente gestita, in fondi ed in assicurazioni pari a lire 65 miliardi (+65,7%).
Per effetto di queste dinamiche, la raccolta totale è aumentata di lire 70 miliardi, pari al 5,5%.
Gli impieghi hanno registrato un incremento del 27,1%, in particolare nella componente commerciale. Le sofferenze nette sono diminuite del 10,6%.
Sotto il profilo reddituale, il margine di interesse è aumentato di lire 3,1 miliardi (+9,8%); il margine di intermediazione passa da lire 41,8 miliardi nel 2000 a lire 48,3 miliardi nel 2001, con un incremento del 15,4%. Il risultato di gestione è risultato pari a lire 6,8 miliardi.

Gli obiettivi di crescita sono stati perseguiti anche attraverso l'attivazione di gruppi di sviluppatori, di specialisti di prodotto e di settoristi del credito. Parallelamente sono stati effettuati profondi interventi sulla rete di vendita, con 5 filiali ristrutturate e due nuove aperture in provincia di Roma.

C.F.T. Finanziaria Spa

La Società, partecipata complessivamente al 67,545%, gestisce il portafoglio di crediti in sofferenza che le è stato attribuito al momento della costituzione, avvenuta nel 1998 mediante scissione dal Credito Fondiario Toscano Spa e si avvale attualmente di personale della Capogruppo in distacco, non avendo un proprio organico di dipendenti.
L'esercizio 2001 chiude con utile di lire 547 milioni che consente di ripianare le perdite riportate a nuovo.

C.R. Firenze Gestion Internationale S.A.

La Società è stata costituita nell'ottobre del 2000 dalla Capogruppo, che la controlla con l'80% delle quote, e da SANPAOLO IMI Spa, che detiene il restante 20%.
La sede sociale è posta nel Granducato del Lussemburgo e l'oggetto sociale prevede la gestione di fondi d'investimento e SICAV, con il marchio Giotto-Lux.
Al 31 dicembre 2001 la Società ha registrato un utile netto di lire 7,9 miliardi.
A fine esercizio il patrimonio gestito era pari a circa 3.600 miliardi di lire.

Infogroup Spa

Infogroup, controllata al 100% dal Gruppo CR Firenze, si conferma uno dei principali produttori di software nel segmento dell'informatica bancaria e finanziaria sul mercato italiano. E' leader nell'applicazione dei sistemi connessi alla banca-assicurazione, all'utilizzo di carte di credito, di debito e privative, nonché nello sviluppo di prodotti di banca virtuale e di servizi per l'e-commerce.
Nel 2001 particolarmente rilevante è stata l'attività di Infogroup rivolta alle attività connesse al passaggio all'Euro. In particolare il supporto tecnologico offerto alle banche del Gruppo CR Firenze ha permesso di superare la fase di change over senza significative difficoltà.
Nel corso dell'esercizio, sono stati sviluppati prodotti di Financial Planning, fra i quali "Pianoforte" che ha ottenuto notevoli apprezzamenti da parte delle filiali del Gruppo.
Sono state inoltre rilasciate piattaforme di formazione a distanza ed il prodotto di formazione multimediale Didaxis&Multimedia.
Infine hanno avuto particolare impulso le attività di monetica, con il lancio di nuove iniziative legate allo sviluppo di carte fidelity e di carte a microprocessore.
Si è sviluppata nel 2001 anche la Server Farm Infogroup, struttura specializzata alla quale le aziende possono affidare l'outsourcing del proprio portale e dei servizi Internet, per il quale Infogroup garantisce un'architettura tecnologicamente evoluta e risorse qualificate con un elevato standard qualitativo permettendo ai clienti di godere di servizi disponibili continuativamente.
I costanti investimenti in infrastrutture per l'erogazione dei servizi sul canale Internet hanno dotato l'azienda degli strumenti necessari per erogare servizi ad alto livello basati su questa tecnologia. Tutte le attrezzature hardware e le componenti di software di base sono state scelte conformemente agli standard di mercato e predisposte per crescere nel tempo con investimenti contenuti.

Nel 2001 Infogroup ha infine acquisito un contratto pluriennale per il servizio di applicativi management del sistema informativo del Gruppo Cassa di Risparmio di Firenze.
Il valore complessivo della produzione 2001 si attesta a lire 67,8 miliardi, con un incremento del 19,7% rispetto all'anno precedente.
L'organico al 31.12.2001 è pari a 327 dipendenti.
L'utile netto 2001 ammonta a lire 3,8 miliardi, in linea con quello dell'esercizio precedente.

Data Centro Spa
La Società, controllata integralmente dalle Banche del Gruppo, ha continuato nel 2001 a fornire capacità elaborativa e servizi di elaborazione dati alle Società del Gruppo stesso e collegate, facendo a sua volta ricorso ai servizi prestati dall'IBM-Italia.
L'aumento dei costi per i servizi IBM (di circa 5 miliardi) è stato parzialmente compensato dall'aumento dei ricavi per servizi prestati (+4,6 miliardi).
Il contenimento delle spese per il personale dipendente (stabile nel numero di 51 unità) consente di mantenere l'equilibrio economico.
La Società è coinvolta nel processo tendente ad un'ulteriore razionalizzazione del modello complessivo dei servizi di Information Communication Technology per il Gruppo, per conseguire una riduzione dei costi complessivi.

Società consolidate con il metodo proporzionale

Cassa di Risparmio di Mirandola Spa
Al 31 dicembre 2001 l'ammontare della raccolta diretta è aumentato, rispetto all'anno precedente, di lire 60,8 miliardi, con un incremento dell'8,9% (da 682 a 743 miliardi di lire).
La raccolta indiretta ha raggiunto lire 1.148 miliardi e registra un decremento di lire 26 miliardi, pari al 2,2%.
Il comparto del Risparmio Gestito è passato da lire 395 miliardi del 31.12.2000 a lire 460 miliardi del 31.12.2001, con un incremento pari al 16,5%.
Il rapporto raccolta gestita/totale indiretta e' passato dal 33,6% del 31.12.2000 al 40,1% del 31.12.2001.
Complessivamente, quindi, la raccolta diretta e indiretta con clienti è aumentata dell'1,8% attestandosi a lire 1.891 miliardi.
Alla fine del 2001 i crediti verso la clientela ammontano a 689 miliardi di lire, con un incremento annuo di oltre 52 miliardi di lire, pari all'8,2%.
Il rapporto sofferenze/impieghi è pari al 2,7%, sostanzialmente invariato rispetto all'esercizio 2000.
L'andamento della raccolta e degli impieghi e la dinamica dei tassi di interesse, tesa al contenimento dell'aumento dei tassi passivi ed al razionale intervento su quelli attivi, hanno prodotto una crescita del margine di interesse di 1,6 miliardi di lire (+5,2%).
Il margine sui servizi è in calo per l'andamento negativo dei mercati mobiliari, con conseguente calo dell'attività di trading e di raccolta ordini.
Il margine di intermediazione è risultato comunque superiore a quello dell'anno precedente di 233 milioni di lire (+0,5%).
I costi operativi (spese amministrative ed ammortamenti) sono passati da 33,8 a 35,7 miliardi di lire, con un aumento di lire 1,8 miliardi (+ 5,5%).

Il risultato di gestione è stato di lire 15,6 miliardi contro lire 17,2 miliardi dell'anno precedente. La riduzione è stata determinata principalmente dal minor apporto del settore intermediazione mobiliare i cui proventi non hanno compensato i maggiori costi operativi, assorbiti in particolare dall'espansione territoriale.
Le rettifiche ed accantonamenti su crediti e per rischi ed oneri ammontano a lire 3,7 miliardi.
L'utile netto ammonta a lire 3,8 miliardi con una diminuzione, rispetto all'anno precedente, di lire 965 milioni. Il risultato può essere considerato positivo se si considera che sul conto economico hanno inciso svalutazioni dei titoli detenuti in portafoglio, con un onere netto a carico del conto economico di circa 3,5 miliardi di lire.

Findomestic Banca Spa
Findomestic Banca, leader assoluta in Italia nel credito al consumo sia per importi che per numero di operazioni effettuate, ha chiuso l'esercizio 2001 con lire 7.086 miliardi di erogato (+15,8%) a fronte di 6.549.000 di operazioni perfezionate nell'anno (+42%). Gli impieghi in gestione sono saliti ad oltre lire 8,8 miliardi.
Il capitale sociale è passato a lire 290 miliardi ed attualmente è detenuto pariteticamente dal Gruppo Cassa di Risparmio di Firenze e dal Gruppo francese BNP Paribas.
Nel corso dell'anno si è continuata l'opera di diversificazione delle fonti di approvvigionamento finanziario, intensificando i rapporti bilaterali con i più solidi Istituti di Credito italiani ed esteri.
E' stato portato a compimento il primo "Programma di emissione di titoli obbligazionari sul mercato euroobbligazionario" detto "EMTN Programme" avvalendosi della collaborazione di Deutsche Bank e Banca d'Intermediazione Mobiliare IMI Spa. Tale programma rende possibile emettere obbligazioni sui mercati interni ed esteri. L'emissione di euroobbligazioni per collocamento pubblico che ha inaugurato il programma ha riscosso notevole successo.
Con tale emissione sull'Euromercato, oltre a differenziare le fonti di raccolta finanziaria, si sta progressivamente consolidando il nome di Findomestic sul mercato della finanza strutturata.
Per quanto riguarda la ripartizione del giro d'affari nel 2001 Carta Aura, che è detenuta da oltre 2 milioni di italiani ed è accettata presso 80.000 esercizi convenzionati, ha rappresentato, con 1.880 miliardi di lire (+19,4%), il 26,5% del totale. Nell'esercizio sono stati inoltre finanziati veicoli per lire 2.038 miliardi (+7,9%), elettrodomestici mobili e Hi-Fi TV per 1.678 miliardi (+8,6%), mentre lire 1.490 miliardi (+34,3%) sono stati erogati sotto forma di prestito personale.
Il personale del Gruppo Findomestic, che è presente in tutta Italia con 94 uffici, supera le 1.500 unità.
L'esercizio si chiude con un utile netto di oltre lire 96 miliardi, notevolmente superiore a quello realizzato nel 2000 (lire 60 miliardi).

Società controllate e consolidate con il metodo del patrimonio netto per la natura dell'attività esercitata

Centrovita Assicurazioni Spa

Società controllata dal Gruppo al 51% che operando nel settore assicurativo non entra nell'area di consolidamento integrale, bensì in quella del consolidamento a patrimonio netto, per effetto del disposto dell'art. 36 comma 3° del D. Lgs. 87/92.

Centrovita ha registrato nel corso dell'anno un graduale aumento delle masse gestite, che si riflette nella crescita delle riserve matematiche, che raggiungono lire 3.125 miliardi, con un progresso del 17% rispetto all'anno precedente e nel contestuale incremento degli investimenti mobiliari, che si sono assestati a lire 3.165 miliardi (+16%).

Nel 2001 la raccolta ha avuto un ulteriore periodo di assestamento con premi netti contabilizzati per lire 738 miliardi a fronte dei 936 miliardi di lire dello scorso esercizio. Tale riduzione è stata determinata dall'introduzione della nuova normativa fiscale del comparto assicurativo, nonché dal rallentamento dei primi mesi del 2001 di tutto il mercato dei prodotti di bancassicurazione e nell'ultima parte dell'esercizio dalle modificazione del contesto economico e finanziario e dal correlato andamento negativo dei mercati mobiliari.

Nel corso dell'esercizio è proseguito il potenziamento della struttura, reso necessario dall'aumento delle masse e dei contratti in gestione e propedeutico allo sviluppo dell'attività di assistenza e supporto alla rete delle banche collocatrici ed alla clientela, con un incremento delle spese generali e degli ammortamenti del 10%.

L'utile netto 2001, dopo aver spesato minusvalenze sui titoli azionari in portafoglio, correlate al negativo andamento dei mercati mobiliari di fine anno, si attesta a 11,5 miliardi di lire, a fronte degli 11 miliardi di lire dell'esercizio 2000 (+4,6%).

Perseo Finance Srl

La Società, controllata dalla Capogruppo al 60%, viene consolidata con il metodo del patrimonio netto in virtù dell'esonero dal consolidamento integrale disposto dall'Autorità di Vigilanza.

La società ha come oggetto la realizzazione di una o più operazioni di cartolarizzazione di crediti ai sensi della Legge n. 130 del 30 aprile 1999, mediante l'acquisto a titolo oneroso di crediti pecuniari, sia esistenti che futuri, finanziato attraverso il ricorso all'emissione di titoli, con modalità tali da escludere l'assunzione di qualsiasi rischio di credito da parte della Società. I crediti relativi a ciascuna operazione di cartolarizzazione costituiscono patrimonio separato a tutti gli effetti da quello della Società e da quelli relativi alle altre operazioni sul quale non sono ammesse azioni da parte di creditori diversi dai portatori dei titoli emessi per finanziare l'acquisto dei crediti suddetti.

La società non possiede azioni proprie né delle proprie controllanti.

Questi aspetti, unitamente alla mancanza di una struttura operativa (la società non ha dipendenti), fanno sì che i dati patrimoniali ed economici del bilancio della Perseo Finance Srl siano di entità molto limitata. L'utile netto è di circa 11 milioni di lire. Nella Nota Integrativa della Capogruppo è illustrato il positivo andamento della securitization nel suo complesso.

Nel gennaio 2001 la Banca d'Italia ha comunicato l'inclusione della Società nel Gruppo Bancario Cassa di Risparmio di Firenze, con decorrenza dal 24 novembre 2000, pur mantenendo l'esenzione dal consolidamento integrale.

Info-2b Spa
Dopo l'avvio dell'operatività a pieno regime, nel 2002 se ne prospetta l'ingresso nel Gruppo come società di servizi.
Nel dicembre 2001, in occasione dell'aumento di capitale da lire 193 milioni a lire 968 milioni e della sua trasformazione da Srl a Spa, si è modificata la partecipazione azionaria di CR Firenze Spa in Info2b, passata dal 10% al 60%. Il rimanente 40% è detenuto dalla controllata Infogroup Spa.
La società, costituita nel luglio del 2000 per fornire servizi professionali di consulenza e di formazione nell'area dell'e-business, ha concluso questo primo anno di attività con il raggiungimento di importanti obiettivi, come l'attivazione del portale ioimpresa che rappresenta l'offerta on-line del Gruppo per la piccola e media impresa, la predisposizione di un progetto di e.procurement per il Gruppo e la costituzione di pacchetti di servizi per le imprese forniti al Gruppo CR Firenze, al Gruppo SANPAOLO IMI, al Gruppo Cardine, al Banco di Napoli Spa ed alla CR Forlì Spa.
L'esercizio si chiude con una perdita di lire 506 milioni.

Società collegate e consolidate con il metodo del patrimonio netto

Sono di seguito brevemente comunicati i dati salienti delle Società dei comparti di maggiore interesse per il Gruppo.

Eptaconsors Spa
La Società, di cui la Capogruppo detiene il 20,24%, è a sua volta Capogruppo di un insieme di società, ciascuna delle quali attiva in differenti comparti nel settore dei servizi finanziari: Eptasim Spa, Eptafund S.G.R. Spa, Eptafid Spa ed Epta Global Investments.
Il Gruppo mantiene la propria posizione di mercato (decima nella classifica di Assogestioni), con una quota del 2,41%.
Al 31 dicembre 2001 l'utile netto della Eptaconsors Spa è di 15,6 miliardi di lire, contro 209,8 miliardi di lire al 31 dicembre 2000.

Centro Leasing Spa
La società, al cui capitale il Gruppo partecipa al 31 dicembre 2001 per il 29,366%, salito al 40,966% a seguito di un'acquisizione eseguita nel febbraio 2002, effettua finanziamenti alle imprese sotto forma di contratti di leasing.
Nell'esercizio 2001 la società ha registrato una notevole espansione conseguente alla politica di rinnovamento e di riorganizzazione attuata negli anni precedenti. Nel corso dell'anno è stata particolarmente sviluppata l'attività commerciale privilegiando operazioni di importo più contenuto ma con maggiore redditività e minore rischio.
Il totale dei contratti stipulati è stato di quasi 18.000 per 2.079,64 miliardi di lire (+27% rispetto al 2000). L'importo medio dei nuovi contratti si attesta intorno a 114 milioni. La quota di mercato coperta da Centro Leasing è leggermente cresciuta attestandosi sul 3,4%; ancora più significativa nel settore strumentale (5,05%) e dei veicoli industriali (6,63%).

La consistenza degli impieghi si è attestata su 4.027,4 miliardi superiore di 654,5 miliardi di lire (19,4%) al 2000. Grazie alla citata crescita commerciale l'organico della società è aumentato di 13 unità rispetto all'anno precedente.
L'utile netto è stato di 25,4 miliardi, in crescita del 26,3% rispetto al 2000.

Centro Factoring Spa
Anche nel 2001 la società, della quale il Gruppo detiene il 45,952%, ha proseguito nell'espansione della propria attività, registrando un turnover intermediato di lire 3.142 miliardi, con un incremento del 15% rispetto all'anno precedente. Al 31 dicembre 2001 i crediti iscritti in bilancio per operazioni di factoring ammontavano a lire 975 miliardi; alla stessa data, a fronte di tali crediti la società aveva effettuato anticipazioni ai cedenti e concesso dilazioni ai debitori ceduti nell'ambito di rapporti di maturity instaurati con i rispettivi cedenti, per complessive lire 735 miliardi. Le sofferenze, al netto delle rettifiche di valore, ammontano a lire 19,7 miliardi.
Nel corso dell'anno sono stati effettuati consistenti investimenti per la sostituzione del sistema informatico con l'acquisto di licenze software e attrezzature informatiche necessarie per la gestione autonoma del Facility Management. In conseguenza di tali investimenti si registra un aumento delle spese amministrative, che sono risultate pari a lire 18,7 miliardi.
Le rettifiche di valore su crediti e gli accantonamenti per garanzie e impegni sono risultati pari a circa lire 44,1 miliardi; il valore delle commissioni attive ha raggiunto gli 11,8 miliardi.
La società ha chiuso l'esercizio con un utile di lire 3,5 miliardi (a fronte dei 2 miliardi di lire del 2000) che consente, dopo diversi anni, di riprendere la distribuzione di dividendi.

Centro di Telemarketing Spa
La società, della quale la Capogruppo detiene il 50%, (il restante 50% appartiene a Banque Cortal S.A.) ha per oggetto l'attività di agenzia di affari per conto terzi, principalmente a mezzo telefono, nel campo della promozione marketing e nella vendita di prodotti e servizi.
Centro di Telemarketing ha iniziato l'attività nel 1998 e dopo un periodo di crescita, che aveva portato a raggiungere ricavi per circa 2 miliardi di lire nell'anno 2000, ha subito una fase di assestamento nel decorso esercizio, nonostante gli interventi informatici per ottimizzare il servizio informativo con Banca CR Firenze Spa, cliente di riferimento come negli anni precedenti.
L'esercizio 2001 si chiude con una perdita netta di circa lire 350 milioni, contro un utile di lire 229 milioni del 2000.

I risultati per area operativa

I risultati per Aree del Gruppo determinati includendo anche le più rilevanti "società prodotto", sono in sintesi i seguenti:

Esercizio 2001	Esercizio 2000 pro - forma	*Area operativa* *Importi in miliardi di lire*	Variazione 2001 - 2000 pro - forma assoluta	%
99	93	Retail banking	6	6,5%
49	33	Credito al consumo	16	48,5%
30	51	Società prodotto	-21	-41,2%
3	4	Società di servizi	-1	-25,0%
181	**181**	**Utile netto di Gruppo**	**0**	**0,0%**

L'apporto alla formazione dell'utile di Gruppo dell'esercizio 2001 da parte del retail banking è pari al 54,7%. In tale area sono ricomprese le seguenti società:

CR Firenze Spa
CR Pistoia e Pescia Spa
CR Orvieto Spa
Cr Civitavecchia Spa
Cr Mirandola Spa (consolidata con il metodo proporzionale al 50,691%)
CFT Finanziaria Spa

Esercizio 2001	Esercizio 2000 pro-forma	***Conto economico*** *Importi in miliardi di lire*	Variazione 2001 - 2000 pro-forma assoluta	%
793	**740**	**Margine d'interesse**	**53**	**7,2%**
527	554	Commissioni e altri proventi di gestione netti	-27	-4,9%
26	36	Profitti da operazioni finanziarie	-10	-27,8%
56	46	Dividendi	10	21,7%
1.402	**1.376**	**Margine d'intermediazione**	**26**	**1,9%**
-996	-974	Costi operativi	-22	2,3%
406	**402**	**Risultato di gestione**	**4**	**1,0%**
-34	-35	Ammortamento differenze positive di consolidamento	1	-2,9%
-119	-135	Accantonamenti e rettifiche netti	16	-11,9%
27	26	Utile straordinario	1	3,8%
-161	-151	Imposte sul reddito	-10	6,6%
-20	-14	Utile di pertinenza di terzi	-6	42,9%
99	**93**	**Utile netto retail banking**	**6**	**6,5%**

Il contributo del comparto **retail banking** è preponderante nell'ambito della formazione dell'utile del Gruppo; di conseguenza, l'andamento gestionale è strettamente legato a tale area d'affari. In sintesi possono essere evidenziati i seguenti principali aspetti:
la positiva dinamica del margine di interesse, determinata in maniera significativa dal favorevole andamento dei tassi praticati alla clientela;
l'andamento negativo dei mercati finanziari, che ha penalizzato i profitti da operazioni finanziarie ed i ricavi derivanti dalla raccolta indiretta;
la sostanziale stabilità dei costi operativi.

Per quanto riguarda il settore del **credito al consumo** il Gruppo Findomestic, consolidato con il metodo proporzionale al 50% e leader nel proprio comparto, ha contribuito alla formazione dell'utile netto consolidato per il 27,1%. Le operazioni finanziarie risultano pertanto in forte crescita, con particolare riguardo ai settori auto-moto, arredamento, carta Aura e prestiti personali.
Il contributo delle **società prodotto** è fortemente diminuito rispetto all'esercizio precedente in relazione al minor apporto del Gruppo Eptaconsors, che nell'anno 2000 aveva conseguito un utile netto eccezionalmente positivo. Le principali società appartenenti al suddetto comparto sono la controllata CR Firenze Gestion Internationale SA, società consolidata integralmente, che gestisce fondi di investimento con il marchio Giotto-Lux ed ha chiuso l'esercizio con un utile netto di circa 8 miliardi di lire, la controllata Centrovita Assicurazioni Spa, società consolidata con il metodo del patrimonio netto, che costituisce la "fabbrica" di prodotti assicurativi del Gruppo ed ha chiuso l'esercizio 2001 con un utile netto di oltre 11 miliardi di lire, nonché Centro Leasing Spa, Centro Factoring Spa e le società del Gruppo Eptaconsors (società collegate).
Tra le **società di servizi** rientrano Infogroup Spa e Data Centro Spa, consolidate integralmente.

Le operazioni infragruppo e con parti correlate

Le operazioni tra la Capogruppo, le società controllate e le società sottoposte ad influenza notevole sono state poste in essere, nel rispetto delle disposizioni di legge vigenti, sulla base di valutazioni di reciproca convenienza economica. Il dettaglio dei rapporti infragruppo è riportato nella Nota Integrativa del Bilancio dell'Impresa.
Le operazioni con parti correlate, come definite dalla Consob con le comunicazioni del 20 febbraio 1997 e del 27 febbraio 1998, ed in particolare quelle con gli azionisti della Capogruppo che hanno conferito quote partecipative in un patto di sindacato nonché con le imprese ad essi eventualmente riconducibili, sono poste in essere nel rispetto delle disposizioni di legge vigenti e sono regolate a prezzi di mercato.

Fatti di rilievo avvenuti dopo la chiusura dell'esercizio

Con decorrenza dal 1° gennaio 2002, a seguito di autorizzazione della Banca d'Italia, la Centro Riscossione Tributi CERIT Spa, conferitaria del corrispondente ramo d'azienda della Cassa di Risparmio di Firenze Spa, è entrata a far parte del Gruppo Cassa di Risparmio di Firenze.
Nel 2001 la CERIT Spa è stata esclusa dall'area del consolidamento in quanto dimensionalmente "irrilevante", non essendo ancora avvenuto il conferimento del ramo d'azienda.
E' in corso presso la Banca d'Italia la richiesta per l'inserimento nel Gruppo della Società "strumentale" Info2b Spa.
Il 2 marzo 2002 l'Assemblea della Cassa di Risparmio di Mirandola Spa ha deliberato l'eliminazione dallo statuto delle clausole che limitavano l'esercizio del diritto di voto ad una quota massima del 35% del capitale per ogni socio.
La quota di maggioranza assoluta del 50,691% posseduta dalla Capogruppo potrà quindi esercitare integralmente il diritto di voto assembleare. Si sta operando per l'inserimento nel Gruppo della CR Mirandola Spa e per il conseguente consolidamento integrale.

Relazione sulla gestione

L'evoluzione prevedibile della gestione

Le più accreditate analisi del quadro macroeconomico italiano fanno ritenere possibile una ripresa, in accelerazione dal secondo semestre, che dovrebbe risultare favorita dalle politiche economiche e dalla domanda interna, la cui espansione è prevista per gli ultimi mesi dell'anno in corso.

Per quanto riguarda gli aggregati creditizi, le previsioni sono di crescita dei prestiti bancari, più contenuta rispetto allo scorso esercizio, mentre sul lato della raccolta si dovrebbe registrare un aumento, in particolare delle componenti più liquide. Le più accreditate analisi del quadro macroeconomico italiano prevedono una ripresa dell'economia nella parte finale dell'anno e la possibilità che i mercati azionari possano segnare performance positive dopo le correzioni dell'ultimo biennio, elementi che dovrebbero favorire il recupero della raccolta indiretta in genere e della gestita in particolare.

In conseguenza della dinamica delle masse e dei relativi *spread*, il margine di interesse dovrebbe evolvere positivamente, come pure il margine di intermediazione, sostenuto dalla crescita dei ricavi da servizi.

Anche in questo esercizio verranno colte le opportunità che possono consentire di consolidare, o di ampliare, il perimetro del Gruppo, a sostegno delle strategie aziendali oltre a dar corso agli incrementi partecipativi correlati agli accordi in essere, in un quadro complessivo di ulteriore razionalizzazione della struttura del Gruppo stesso.

Per quanto concerne l'assetto distributivo, si prevede di rinforzare la presenza territoriale con aperture mirate e selettive nelle aree di tradizionale insediamento e di svilupparne alcune contigue e di particolare interesse.

Pur nell'attuale ancora incerta congiuntura economica, la situazione del nostro Gruppo permane positiva per la robustezza intrinseca dei contenuti patrimoniali e dei legami commerciali con la clientela, nonché per la tradizione di conoscenza e di affidabilità quale valore dei marchi che lo compongono.

GRUPPO CASSA DI RISPARMIO DI FIRENZE

BILANCIO CONSOLIDATO 2001

INTRODUZIONE

La Cassa di Risparmio di Firenze SpA è iscritta all'Albo dei Gruppi Bancari, in qualità di Capogruppo ai sensi dell'articolo 25 del Decreto Legislativo 87/1992, ed è pertanto tenuta a predisporre il bilancio consolidato dell'omonimo Gruppo, in conformità alla normativa del suddetto Decreto Legislativo ed ai successivi Provvedimenti della Banca d'Italia.

Il bilancio consolidato dell'esercizio 2001 è costituito dallo stato patrimoniale, dal conto economico e dalla nota integrativa, predisposti secondo gli schemi previsti dalla normativa sopra indicata, ed è corredato dalla relazione degli amministratori della Capogruppo sull'andamento della gestione.

I dati esposti nello stato patrimoniale, nel conto economico e nella nota integrativa sono espressi in milioni di lire, in conformità a quanto previsto dalle vigenti disposizioni.

Le voci dello stato patrimoniale e del conto economico indicano i corrispondenti dati dell'esercizio precedente. Inoltre, in relazione alle variazioni intervenute nell'area di consolidamento, con particolare riferimento al consolidamento proporzionale del 50% del Gruppo Findomestic in seguito all'acquisizione del controllo congiunto, avvenuta in base agli accordi stipulati con il Gruppo BNP-Paribas nell'anno 2001, al fine di rendere omogeneo il confronto tra i dati patrimoniali ed economici consolidati degli esercizi 2001 e 2000 è stato predisposto un bilancio consolidato "pro-forma" al 31 Dicembre 2000 secondo le disposizioni previste in materia dalla Consob, ipotizzando di retrodatare convenzionalmente al 1° gennaio 2000 gli effetti finanziari ed economici derivanti dalle suddette variazioni; di conseguenza, gli schemi di stato patrimoniale e conto economico consolidati, ufficiali e riclassificati, vengono forniti anche in versione "pro-forma". Il bilancio consolidato "pro-forma" non è stato oggetto di revisione contabile.

Al bilancio consolidato sono allegati i seguenti documenti:

- conto economico consolidato riclassificato;
- prospetto delle variazioni dei conti di patrimonio netto consolidato;
- rendiconto finanziario consolidato;
- prospetto di raccordo tra utile d'esercizio e patrimonio netto della Capogruppo ed i rispettivi dati consolidati.

Il bilancio consolidato viene sottoposto a revisione contabile a cura della società di revisione PricewaterhouseCoopers SpA, in esecuzione della delibera assembleare del 27 marzo 2000 che ha attribuito l'incarico alla suddetta società per il triennio 2000/2002.

Si ricorda infine che il 31 dicembre 2001 è terminata la fase transitoria di introduzione della moneta unica dell'Unione Europea; non essendo previsto in tale fase alcun obbligo di adozione della nuova valuta, la moneta di conto adottata per la redazione del bilancio consolidato al 31 dicembre 2001 è stata, come per il passato, la lira italiana. In ogni caso, si è ritenuto opportuno allegare al bilancio consolidato gli schemi di stato patrimoniale e di conto economico in migliaia di Euro, in accordo con la normativa emanata in materia dalla Banca d'Italia e dalla Consob.

BILANCIO CONSOLIDATO

STATO PATRIMONIALE CONSOLIDATO

VOCI DELL'ATTIVO	31 dicembre 2001		31 dicembre 2000 pro-forma		31 dicembre 2000	
10 Cassa e disponibilità presso banche centrali e uffici postali		286.206		149.832		143.362
20 Titoli del Tesoro e valori assimilati ammissibili al rifinanziamento presso banche centrali		435.264		873.168		862.816
30 Crediti verso banche		1.838.138		1.701.795		2.046.747
(a) a vista	205.585		511.589		515.173	
(b) altri crediti	1.632.553		1.190.206		1.531.574	
40 Crediti verso clientela		22.327.556		21.531.638		18.327.209
di cui:						
- crediti con fondi di terzi in amministrazione	2.184		2.396		2.396	
50 Obbligazioni e altri titoli di debito		3.529.057		3.732.822		3.711.363
(a) di emittenti pubblici	2.925.988		2.995.527		2.963.197	
(b) di banche	378.568		524.416		536.658	
di cui:						
- titoli propri	*103.324*		*241.634*		*241.634*	
(c) di enti finanziari	116.397		80.689		79.947	
(d) di altri emittenti	108.104		132.190		131.561	
60 Azioni, quote e altri titoli di capitale		94.948		512.771		512.182
70 Partecipazioni		696.284		590.241		737.186
(a) valutate al patrimonio netto	196.526		192.012		344.624	
(b) altre	499.758		398.229		392.562	
80 Partecipazioni in imprese del gruppo		46.026		31.523		30.370
(a) valutate al patrimonio netto	34.985		27.955		27.955	
(b) altre	11.041		3.568		2.415	
90 Differenze positive di consolidamento		281.552		328.883		200.433
100 Differenze positive di patrimonio netto		1.690		605		605
110 Immobilizzazioni immateriali		119.893		106.174		96.155
di cui:						
- costi d'impianto	47		95		95	
- avviamento	4.850		8		8	
120 Immobilizzazioni materiali		700.307		642.790		590.720
140 Azioni o quote proprie (Valore nominale 6.422)		13.785		1.664		659
150 Altre attività		2.443.845		1.910.558		2.118.731
160 Ratei e risconti attivi		204.540		204.581		152.110
(a) ratei attivi	148.234		164.688		146.081	
(b) risconti attivi	56.306		39.893		6.029	
di cui:	0					
- disaggio di emissione titoli	*0*		*521*		*521*	
TOTALE DELL'ATTIVO		33.019.091		32.319.045		29.530.648

BILANCIO CONSOLIDATO

STATO PATRIMONIALE CONSOLIDATO

VOCI DEL PASSIVO	31 dicembre 2001		31 dicembre 2000 pro-forma		31 dicembre 2000	
10 **Debiti verso banche**		5.969.687		5.447.169		3.167.509
(a) a vista	1.657.808		985.149		948.911	
(b) a termine o con preavviso	4.311.879		4.462.020		2.218.598	
20 **Debiti verso clientela**		13.730.042		13.270.615		13.131.108
(a) a vista	11.919.735		11.365.887		11.281.205	
(b) a termine o con preavviso	1.810.307		1.904.728		1.849.903	
30 **Debiti rappresentati da titoli**		6.726.894		6.945.254		6.828.537
(a) obbligazioni	5.619.878		5.389.638		5.292.520	
(b) certificati di deposito	876.323		1.260.368		1.240.769	
(c) altri titoli	230.693		295.248		295.248	
40 **Fondi di terzi in amministrazione**		7.764		8.722		8.722
50 **Altre passività**		2.281.480		2.781.360		2.639.084
60 **Ratei e risconti passivi**		201.981		250.245		184.437
(a) ratei passivi	155.837		206.379		168.764	
(b) risconti passivi	46.145		43.866		15.673	
70 **Trattamento di fine rapporto di lavoro subordinato**		270.995		260.598		246.269
80 **Fondi per rischi ed oneri**		663.973		603.068		566.265
(a) fondi di quiescenza e per obblighi simili	297.369		303.800		302.272	
(b) fondi imposte e tasse	246.459		196.753		167.602	
(d) altri fondi	120.145		102.515		96.391	
90 **Fondi rischi su crediti**		68.581		54.145		55.753
100 **Fondo per rischi bancari generali**		127.049		111.167		110.749
110 **Passività subordinate**		947.205		728.407		680.000
120 **Differenze negative di consolidamento**		217		7.491		7.491
130 **Differenze negative di patrimonio netto**		2.185		1.797		4.248
140 **Patrimonio di pertinenza di terzi**		286.624		322.294		331.362
150 **Capitale**		1.086.236		1.065.367		1.065.367
160 **Sovrapprezzi di emissione**		632		632		632
170 **Riserve**		363.536		267.384		306.209
(a) riserva legale	216.571		216.303		216.304	
(b) riserva per azioni prorpie in portafoglio	13.785		1.664		659	
(c) riserve statutarie	33.892		31.933		31.933	
(d) altre riserve	99.288		17.484		57.313	
180 **Riserve di rivalutazione**		103.107		12.532		13.735
200 **Utile d'esercizio**		180.903		180.798		183.171
TOTALE DEL PASSIVO		33.019.091		32.319.045		29.530.648

GARANZIE ED IMPEGNI

VOCI						
10 **Garanzie rilasciate**		1.227.517		1.143.972		1.118.395
di cui:						
- accettazioni	27.426		47.753		47.707	
- altre garanzie	1.200.091		1.096.219		1.070.688	
20 **Impegni**		362.382		976.705		956.073

BILANCIO CONSOLIDATO

CONTO ECONOMICO CONSOLIDATO

	VOCI	31 dicembre 2001		31 dicembre 2000 pro-forma		31 dicembre 2000	
10	**Interessi attivi e proventi assimilati**		**1.925.817**		**1.754.631**		**1.405.032**
	di cui:						
	- su crediti verso clientela	1.680.690		1.419.994		1.064.478	
	- su titoli di debito	193.168		230.707		230.876	
20	**Interessi passivi e oneri assimilati**		**-842.653**		**-768.715**		**-653.517**
	di cui:						
	- su debiti verso clientela	-259.311		-253.364		-249.493	
	- su debiti rappresentati da titoli	-274.025		-268.264		-266.370	
30	**Dividendi e altri proventi**		**31.687**		**18.094**		**17.921**
	(a) su azioni, quote e altri titoli di capitale	1.520		1.001		975	
	(b) su partecipazioni	30.166		17.093		16.946	
	(c) su partecipazioni in società del gruppo	0		0		0	
40	**Commissioni attive**		**558.774**		**558.383**		**518.999**
50	**Commissioni passive**		**-92.807**		**-79.843**		**-39.809**
60	**Profitti (Perdite) da operazioni finanziarie**		**26.115**		**36.387**		**35.753**
65	**Ricavi su investimenti FIP**		**3.017**		**16.964**		**16.964**
70	**Altri proventi di gestione**		**239.101**		**220.989**		**186.179**
80	**Spese amministrative**		**-1.098.449**		**-1.067.446**		**-900.156**
	(a) spese per il personale	-695.705		-674.707		-604.424	
	di cui:						
	- salari e stipendi	*-506.107*		*-479.841*		*-430.511*	
	- oneri sociali	*-127.907*		*-120.040*		*-106.646*	
	- trattamento di fine rapporto	*-40.250*		*-41.830*		*-38.088*	
	- trattamento di quiescenza e simili	*-11.723*		*-18.445*		*-16.889*	
	(b) altre spese amministrative	-402.744		-392.739		-295.732	
85	**Costi per investimenti in FIP**		**-3.017**		**-16.964**		**-16.964**
90	**Rettifiche di valore su immobilizzazioni immateriali e materiali**		**-161.088**		**-157.969**		**-125.409**
100	**Accantonamenti per rischi e oneri**		**-31.876**		**-24.939**		**-18.389**
110	**Altri oneri di gestione**		**-83.952**		**-72.915**		**-72.797**
120	**Rettifiche di valore su crediti e accantonamenti per garanzie e impegni**		**-169.649**		**-192.019**		**-171.854**
130	**Riprese di valore su crediti e su accantonamenti per garanzie e impegni**		**73.898**		**73.286**		**72.259**
140	**Accantonamenti ai fondi rischi su crediti**		**-30.193**		**-8.672**		**-8.597**
150	**Rettifiche di valore su immobilizzazioni finanziarie**		**-7.523**		**-4.934**		**-4.155**
160	**Riprese di valore su immobilizzazioni finanziarie**		**2.038**		**7**		**7**
170	**Utili (Perdite) delle partecipazioni valutate al patrimonio netto**		**19.185**		**68.133**		**88.847**
180	**Utile delle attività ordinarie**		**358.426**		**352.458**		**330.314**
190	**Proventi straordinari**		**51.243**		**83.257**		**81.625**
200	**Oneri straordinari**		**-23.654**		**-54.874**		**-59.931**
210	**Utile (Perdita) straordinario**		**27.589**		**28.383**		**21.694**
230	**Variazione del Fondo per rischi bancari generali**		**12.328**		**-6.238**		**-5.649**
240	**Imposte sul reddito dell'esercizio**		**-193.637**		**-175.032**		**-142.736**
250	**Utile d'esercizio di pertinenza di terzi**		**-23.803**		**-18.773**		**-20.452**
260	**Utile d'esercizio**		**180.903**		**180.798**		**183.171**

NOTA INTEGRATIV
CONSOLIDAT/

INDICE

PARTE A

CRITERI DI VALUTAZIONE

SEZIONE

L'illustrazione dei criteri di valutazione

Si precisa che ad eccezione delle metodologie applicate a partire dal 1° gennaio 2001 per la contabilizzazione e la valutazione dei titoli non immobilizzati, successivamente descritte, i criteri di valutazione risultano invariati rispetto a quelli adottati per la redazione del bilancio chiuso al 31 dicembre 2000. Relativamente al bilancio consolidato al 31 dicembre 2001 tali variazioni, in base a quanto previsto dalla normativa vigente, hanno comportato un incremento:

- delle rimanenze iniziali dei "Titoli di debito e di capitale" per circa 5,2 miliardi di lire, la cui contropartita è stata iscritta tra i proventi straordinari del conto economico;
- dei "Profitti (perdite) da operazioni finanziarie" del conto economico per circa 4,0 miliardi di lire;
- dell'utile netto consolidato per circa 5,5 miliardi di lire;

si fa inoltre presente che alla stessa data le minusvalenze latenti su titoli non immobilizzati, pari a circa 24,8 miliardi di lire, sono state anch'esse contabilizzate alla voce "Profitti (perdite) da operazioni finanziarie", analogamente a quanto effettuato nei precedenti esercizi.

AREA DI CONSOLIDAMENTO

Il bilancio consolidato comprende il bilancio della Cassa di Risparmio di Firenze SpA (Capogruppo) e delle seguenti società operanti nei settori creditizio e finanziario ovvero che esercitano, in via esclusiva o principale, attività strumentale a quella delle società del Gruppo, così come definito dall'articolo 59 del Decreto Legislativo n. 385/1993:

- Cassa di Risparmio di Pistoia e Pescia SpA - società bancaria
- Cassa di Risparmio di Civitavecchia SpA - società bancaria
- Cassa di Risparmio di Orvieto SpA - società bancaria
- Cassa di Risparmio di Mirandola SpA - società bancaria
- Findomestic Banca SpA - società bancaria (*)
- Findomestic Sviluppo SpA - società finanziaria (*)
- Findomestic Leasing SpA - società finanziaria (*)
- C.F.T. Finanziaria SpA - società finanziaria
- CR Firenze Gestion Internationale SA - società finanziaria
- Data Centro SpA - società strumentale
- Infogroup SpA - società strumentale

(*) società appartenenti al Gruppo Findomestic

Per quanto riguarda le suddette società la Capogruppo alla data di chiusura dell'esercizio possedeva, direttamente od indirettamente, la maggioranza dei diritti di voto in assemblea ordinaria, ad eccezione della Cassa di Risparmio di Mirandola SpA e delle società appartenenti al Gruppo Findomestic sulle quali esercita, in seguito agli accordi sottoscritti rispettivamente con la Fondazione Cassa di Risparmio di Mirandola e con il Gruppo BNP Paribas, il controllo congiunto ai sensi dell'articolo 35 del Decreto Legislativo n. 87/1992.

Il bilancio consolidato non comprende i bilanci delle società controllate per le quali si è ravvisata una delle fattispecie dei casi di esclusione dal consolidamento integrale previsti dalla legge ovvero dalle disposizioni della Banca d'Italia in materia di bilanci consolidati bancari.

METODI DI CONSOLIDAMENTO

Le sopramenzionate società sono state incluse nel bilancio consolidato con il metodo integrale, ad eccezione di quelle appartenenti al Gruppo Findomestic e della Cassa di Risparmio di Mirandola SpA, che vengono consolidate con il metodo proporzionale.

Il valore di carico delle partecipazioni detenute nelle società consolidate viene annullato contro la frazione di patrimonio netto contabile di pertinenza del Gruppo calcolata con riferimento agli importi risultanti dai bilanci al 31 dicembre 1992, data di primo consolidamento delle partecipazioni, ovvero alla data di acquisizione delle stesse, se successiva. Dall'elisione del valore di carico delle partecipazioni con la corrispondente frazione di patrimonio netto contabile scaturiscono, sussistendone i presupposti, differenze positive o negative di consolidamento, le quali

vengono iscritte nelle pertinenti voci del bilancio consolidato, senza ricorrere alla possibilità di compensare tra loro tali differenze.

L'eventuale maggior valore di carico delle partecipazioni rispetto alle relative frazioni di patrimonio netto contabile risultante dai bilanci alle date sopra indicate viene iscritto nella voce "Differenze positive di consolidamento" e sistematicamente ammortizzato in quote costanti in 10 esercizi, in considerazione del tempo occorrente per il recupero economico dei relativi investimenti; l'eventuale minor valore di carico è invece iscritto nella voce "Differenze negative di consolidamento", dopo aver verificato che non è riferibile ad attività e passività iscritte nei bilanci delle partecipate.

Le quote di patrimonio netto e di risultato economico attribuibili alle interessenze di terzi sono iscritte nel bilancio consolidato, rispettivamente, nelle voci "Patrimonio di pertinenza di terzi" e "Utile (perdita) d'esercizio di pertinenza di terzi", come indicato dall'articolo 33 del Decreto Legislativo n. 87/1992.

I rapporti di credito/debito e le operazioni economiche intercorse fra le società incluse nel consolidamento sono eliminati e gli sbilanci delle eventuali differenze non esattamente riconciliabili vengono ricondotti alle voci "Altre attività"/"Altre passività", se riferite a rapporti patrimoniali, ovvero "Oneri straordinari"/"Proventi straordinari", se relative ad operazioni economiche.

Gli utili e le perdite derivanti da operazioni effettuate fra le società incluse nel consolidamento diverse da quelle su titoli, valute ed altri strumenti finanziari, concluse a normali condizioni di mercato, sono eliminati se relativi a valori ancora compresi nel patrimonio del Gruppo.

I dividendi, le rettifiche e le riprese di valore riguardanti partecipazioni nelle società incluse nel consolidamento vengono eliminati.

BILANCI UTILIZZATI PER LA REDAZIONE DEL BILANCIO CONSOLIDATO

Per la redazione del bilancio consolidato vengono utilizzati i bilanci al 31 dicembre 2001 approvati dai Consigli di Amministrazione delle singole società inserite nell'area di consolidamento riclassificati, ove necessario, in base ai criteri di valutazione adottati dalla Capogruppo.

CREDITI, GARANZIE E IMPEGNI

I crediti iscritti in bilancio, comprensivi degli interessi contrattuali e di mora maturati, sono valutati al presumibile valore di realizzo. L'iscrizione in bilancio segue i criteri di seguito esposti.

Crediti vantati nei confronti di banche:

- valore nominale per i crediti che non presentano situazioni negative in relazione alla solvibilità dei debitori italiani e stranieri;
- valore nominale, decurtato delle previsioni di perdita, calcolate in modo forfettario, per i crediti verso banche estere le quali, pur non mostrando attualmente difficoltà finanziarie, sono residenti in "paesi a rischio", così come definiti dalla normativa della Banca d'Italia.

Crediti vantati nei confronti di clientela ordinaria:

- valore nominale per i crediti "in bonis", decurtato di previsioni di perdita forfettarie per tenere conto delle perdite di valore latenti, misurate con metodologie in grado di monitorare tempestivamente l'evoluzione del rischio. In particolare, si è tenuto conto del presumibile passaggio a sofferenza nell'esercizio successivo su base storica e della percentuale media di perdita verificatasi sulle sofferenze negli ultimi anni;
- valore nominale decurtato delle previsioni di perdita analitiche per tutte quelle posizioni per le quali, esistendo obiettive situazioni di difficoltà di recupero, sono state individuate e quantificate perdite in corso o che potrebbero manifestarsi in futuro. Trattasi in concreto dei crediti "in sofferenza", dei crediti per interessi verso contribuenti morosi derivanti dallo svolgimento del servizio di Concessione e Riscossione Tributi, dei crediti "incagliati", "ristrutturati" ed "in corso di ristrutturazione" nonché dei crediti verso clienti residenti in paesi terzi considerati "a rischio" (così come definiti dalla Banca d'Italia) per i quali ultimi sono state calcolate "svalutazioni

forfettarie". A fronte dei crediti per interessi di mora iscritti nell'attivo in quanto ritenuti recuperabili, figurano prudenzialmente nel passivo fondi rischi di pari importo.

Garanzie e impegni

Le garanzie rilasciate e gli impegni ad erogare fondi sono iscritti per l'importo dell'impegno assunto. Sono state formulate previsioni di perdita forfettarie per i crediti di firma rilasciati a favore di residenti in paesi "a rischio", analogamente a quanto già detto in precedenza, e previsioni di perdita analitiche per quelli verso clientela residente. Le previsioni di perdita, come sopra determinate, sono scritturate in una specifica posta tra i "Fondi per rischi ed oneri per garanzie e impegni".

TITOLI E OPERAZIONI FUORI BILANCIO (diverse da quelle in valuta)

Titoli immobilizzati

I titoli immobilizzati, destinati ad essere mantenuti nel patrimonio aziendale a scopo di stabile investimento, sono valutati al costo di acquisto o di sottoscrizione, rettificato dalle quote di scarto di emissione e di negoziazione maturate; tali titoli vengono svalutati in presenza di un deterioramento duraturo della situazione di solvibilità dell'emittente, nonché della capacità di rimborso del debito da parte del paese di residenza dell'emittente stesso.

La differenza positiva o negativa tra il costo di acquisto ed il valore di rimborso dei titoli immobilizzati è computata tra gli interessi di periodo, secondo un criterio di rilevazione pro-rata temporis.

In presenza di titoli emessi in Paesi terzi considerati "a rischio" (così come definiti dalla Banca d'Italia) vengono calcolate svalutazioni "forfettarie", con criteri analoghi a quelli adottati per i crediti.

Titoli non immobilizzati

I titoli a reddito fisso ed i titoli azionari *quotati* in mercati organizzati vengono valutati al valore di mercato, come previsto dall'art. 20, 1° comma, lettera b) del Decreto Legislativo n. 87/1992. L'applicazione di tale criterio di valutazione, che risulta modificato rispetto a quello adottato sino allo scorso esercizio, ha comportato il cambiamento della metodologia di contabilizzazione, passata dal "LIFO a scatti annuale" al "costo medio ponderato continuo", che consiste nello "scarico" contabile dei titoli venduti al costo medio di tutta la categoria omogenea, indipendentemente dal periodo di acquisto. Il valore di mercato dei titoli viene calcolato secondo lo stesso principio indicato dalla normativa fiscale (art. 61 del D.P.R. n. 917/1986), ove per valore di mercato si intende la media aritmetica dei prezzi rilevati nei mercati di quotazione nell'ultimo mese; tutte le plusvalenze e le minusvalenze rilevate secondo tale metodologia vengono contabilizzate nella voce di conto economico "Profitti (perdite) da operazioni finanziarie".

I titoli a reddito fisso ed i titoli azionari *non quotati* vengono valutati al costo di acquisto, determinato applicando la stessa metodologia di contabilizzazione adottata per i titoli non immobilizzati quotati; il suddetto costo viene rettificato, ove necessario, per tener conto dell'andamento e delle perdite di valore, secondo il disposto dell'art. 20, 2° comma, del Decreto Legislativo n. 87/1992, prendendo a base il valore di mercato di titoli aventi analoghe caratteristiche, negoziati in mercati italiani ed esteri.

I titoli non immobilizzati inclusi nel patrimonio di destinazione del FIP costituito ai sensi dell'art. 2117 c.c. vengono valutati, in base a quanto deciso dal Comitato referente del FIP, al prezzo di mercato dell'ultimo giorno dell'anno, se quotati, ovvero al costo di acquisto, se non quotati.

I titoli rinvenienti da operazioni di cartolarizzazione dei crediti vengono valutati tenendo conto del grado di recuperabilità del portafoglio crediti ceduto.

In presenza di titoli emessi in Paesi terzi considerati "a rischio" (così come definiti dalla Banca d'Italia) vengono calcolate svalutazioni "forfettarie", con criteri analoghi a quelli adottati per i crediti.

I certificati di deposito bancari sono valutati al costo di acquisto.

Operazioni fuori bilancio

A fronte del minore o maggiore valore dei titoli da ricevere e da consegnare emergente dal raffronto tra i rispettivi prezzi di regolamento e di mercato, quest'ultimo determinato applicando i criteri di contabilizzazione previsti per i titoli non immobilizzati, viene iscritta una specifica posta fra le "Altre passività" ovvero tra le "Altre attività".

I contratti derivati su titoli, effettuati nell'ambito di mercati regolamentati, vengono valutati, per le operazioni di "negoziazione", al valore di mercato e, nel caso di operazioni di "copertura", in modo coerente con le attività e passività coperte secondo il criterio della competenza temporale.

Per i contratti derivati relativi alla gestione del patrimonio conferito al FIP viene iscritta, in base a quanto deciso dal Comitato referente del FIP, una specifica posta tra i "Fondi per rischi ed oneri per garanzie e impegni".

PARTECIPAZIONI

Le partecipazioni iscritte nel bilancio consolidato sono valutate come segue:

a) alla frazione di patrimonio netto contabile, per le società diverse da quelle controllate in cui la Capogruppo possiede, direttamente od indirettamente, una percentuale dei diritti di voto esercitabili nell'assemblea ordinaria pari o superiore al 20%, ovvero per le società controllate per le quali si sia riscontrata una delle fattispecie di esclusione dall'area di consolidamento; laddove tali società siano poste in liquidazione volontaria, la loro valutazione viene peraltro effettuata al costo. L'eventuale eccedenza del valore contabile rispetto a quello della frazione di patrimonio netto della partecipata di pertinenza del Gruppo è iscritta, ove ne ricorrano i presupposti, nella voce "Differenze positive di patrimonio netto", ed è sistematicamente ammortizzata in quote costanti in 10 esercizi, in considerazione del tempo occorrente per il recupero economico dei relativi investimenti; l'eventuale minor valore contabile viene invece iscritto nella voce "Differenze negative di patrimonio netto", dopo aver verificato che non è riferibile ad attività e passività iscritte nei bilanci delle partecipate;
b) al costo di acquisto o sottoscrizione, svalutato in presenza di perdite di valore ritenute durature, per le altre società.

Le partecipazioni espresse in valuta estera sono valutate al tasso di cambio corrente alla data della loro acquisizione.

Il credito d'imposta sui dividendi viene rilevato al momento dell'incasso degli stessi vale a dire, di norma, nell'esercizio in cui ne è deliberata la distribuzione.

ATTIVITA', PASSIVITA' E OPERAZIONI FUORI BILANCIO IN VALUTA

Le operazioni in valuta sono contabilizzate tenendo conto della data di regolamento.

Le attività, le passività e le operazioni fuori bilancio *a pronti*, non ancora regolate, sono valutate al tasso di cambio a pronti corrente alla data di chiusura dell'esercizio. Le operazioni fuori bilancio *a termine* sono valutate al tasso di cambio a termine corrente alla data di chiusura dell'esercizio, per scadenze corrispondenti a quelle delle operazioni oggetto di valutazione. Le altre operazioni fuori bilancio, rappresentate da contratti derivati, sono valutate al valore di mercato nel caso di operazioni di "negoziazione", mentre quelle di "copertura" sono trattate in modo coerente con le attività o passività coperte.

Per quanto riguarda le attività, le passività e le operazioni fuori bilancio espresse nelle valute dei Paesi facenti parte dell'area Euro, le stesse sono convertite in base ai tassi di cambio stabiliti dalla Banca Centrale Europea.

IMMOBILIZZAZIONI MATERIALI

Gli immobili, gli impianti, i mobili ed i macchinari sono iscritti al costo di acquisto, comprensivo degli oneri accessori ed aumentato, per quanto riguarda gli immobili, delle spese incrementative.

Le spese di manutenzione, riparazione, ammodernamento e trasformazione aventi natura ordinaria vengono addebitate al conto economico nell'esercizio in cui vengono sostenute.

Sugli immobili sono state effettuate, nel passato nonché nell'esercizio 2001, rivalutazioni in applicazione di disposizioni di legge.

Il costo di acquisto delle immobilizzazioni materiali viene rettificato delle quote di ammortamento ritenute idonee a misurarne l'usura fisica e l'obsolescenza economica. Tali ammortamenti sono calcolati in base alle aliquote massime previste dalle disposizioni fiscali ("ordinarie" per la generalità dei cespiti ed anche "anticipate" per le macchine elettroniche EAD).

Le opere d'arte, il cui valore va progressivamente incrementandosi rispetto al costo di acquisto, non sono soggette ad ammortamento.

IMMOBILIZZAZIONI IMMATERIALI

Le spese di ristrutturazione degli immobili non di proprietà, locati per essere adibiti ad uso aziendale, vengono ammortizzate in base alla durata residua del contratto di locazione, considerata comunque non superiore a 5 anni in ossequio al disposto dell'art. 16 del Decreto Legislativo n. 87/1992.

L'avviamento viene ammortizzato in relazione alla durata della sua utilizzazione, in accordo con quanto previsto dall'art. 16, 2° comma, del Decreto Legislativo n. 87/1992.

I costi pluriennali sono iscritti nell'attivo col consenso del Collegio Sindacale.

I costi relativi all'acquisto di programmi per l'elaborazione automatica dei dati ad uso pluriennale vengono ammortizzati in relazione alla loro residua possibilità di utilizzazione.

RATEI E RISCONTI

I ratei ed i risconti sono calcolati nel rispetto della competenza temporale.

TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO

Tale voce viene adeguata ai crediti maturati dal personale alla data di chiusura dell'esercizio, calcolati come previsto dalle disposizioni di legge e dai contratti di lavoro vigenti.

FONDI PER RISCHI ED ONERI

A) - Fondi di quiescenza e per obblighi simili

I suddetti fondi risultano congrui per fronteggiare gli impegni a carico delle banche del Gruppo in base all'entità delle riserve matematiche maturate alla data di chiusura dell'esercizio ed a quanto previsto dagli accordi aziendali.

B) - Fondi imposte e tasse

La consistenza dei fondi imposte e tasse è adeguata a fronteggiare le presumibili occorrenze per le imposte correnti e differite nonché per gli eventuali oneri che potrebbero derivare dal mancato riconoscimento delle agevolazioni previste dal Decreto Legislativo n. 153/1999 per la costituzione della "speciale riserva". L'importo corrispondente alle imposte prepagate risulta esposto in bilancio tra le "Altre attività", secondo le disposizioni impartite dalla Banca d'Italia nell'agosto 1999.

C) - Altri Fondi

Fondi per rischi ed oneri per garanzie e impegni

Tali fondi includono, come previsto dal Decreto Legislativo 87/1992 e dai successivi Provvedimenti della Banca d'Italia, gli accantonamenti destinati a far fronte alle presunte perdite

sulle garanzie da noi rilasciate e sugli impegni da noi assunti, anche in qualità di concessionari del servizio di Riscossione Tributi ed in relazione alla gestione del patrimonio conferito al Fondo Integrativo Pensioni.

Fondo per rischi su revocatorie ed altre cause legali

Tale fondo è destinato a fronteggiare le passività potenziali che potrebbero derivare dalla definizione di cause di revocatoria, calcolate sulla base degli esiti di analoghi precedenti contenziosi, ed di altre cause legali intentate nei confronti delle banche del Gruppo, sulla base del prudente apprezzamento degli amministratori.

Fondo oneri per il personale

Il fondo serve a fronteggiare le presumibili occorrenze connesse ad eventuali oneri relativi al personale dipendente.

Fondo oneri per la rinegoziazione dei tassi sui mutui agevolati

Il suddetto fondo, costituito in esercizi precedenti, è destinato a fronteggiare gli oneri che potrebbero derivare dall'adeguamento dei tassi di interesse applicati ai mutui edilizi in seguito alle disposizioni dettate dall'articolo 29 della legge n. 133/1999 e dall'articolo 145, 62° comma, della legge n. 342/2000 (finanziaria 2001).

Fondo a disposizione dell'Assemblea

Il suddetto fondo include gli importi destinati, in base alle delibere assembleari di ripartizione dell'utile dell'esercizio, ad essere erogati per gli scopi indicati dalle Assemblee dei soci delle banche del Gruppo.

FONDI RISCHI SU CREDITI

Tali fondi si riferiscono a crediti in conto capitale ed a tutti i crediti per interessi di mora per i quali non sono ad oggi previste perdite. Detti fondi sono in esenzione fiscale e non rappresentano posta rettificativa dell'attivo essendo costituiti a fronte di rischi solo eventuali, in quanto in futuro potrebbero manifestarsi riduzioni di valore del portafoglio crediti superiori a quelle stimate, in sede valutativa, sia su base analitica che su base forfettaria.

FONDO PER RISCHI BANCARI GENERALI

Il fondo per rischi bancari generali è iscritto a generale copertura del rischio di impresa e, di conseguenza, dei rischi propri delle operazioni bancarie.

RISERVA STATUTARIA

Alla voce in parola vengono apportati, a norma dell'art. 14 della Legge 10/5/1938 n. 745, i resti di vendita su pegno prescritti dell'Azienda dei Presti della Capogruppo.

SEZIONE :

Le rettifiche e gli accantonamenti fisca

Non sono state effettuate rettifiche di valore e accantona
esclusivamente in applicazione di norme tribut

NOTA INTEGRATIVA

PARTE B

INFORMAZIONI SULLO STATO PATRIMONIALE CONSOLIDATO

SEZIONE 1 - I CREDITI

1.1 Dettaglio della voce 30 - Crediti verso banche **1.838.138**

a) crediti verso banche centrali	967.353	
b) effetti ammissibili al rifinanziamento presso banche centrali	0	
c) crediti per contratti di locazione finanziaria	0	
d) operazioni pronti contro termine	11.419	
e) prestito di titoli	0	

La voce 30 è così composta:

- depositi e conti correnti	200.335
- finanziamenti	497.999
- vaglia e assegni	7.898
- riserva obbligatoria presso Banca d'Italia	227.752
- deposito presso Banca d'Italia per prealimentazione Euro	739.601
- crediti in sofferenza	0
- altri crediti	164.645
Totale crediti lordi	1.838.230
- Fondo svalutazione crediti rettificativo	-92
Valore di bilancio	1.838.138

La situazione dei crediti per cassa verso banche è la seguente:

Categorie/Valori	Esposizione lorda	Rettifiche di valore complessive	Esposizione netta
A. Crediti dubbi	*307*	*92*	*215*
A.1. Sofferenze	0	0	0
A.2. Incagli	0	0	0
A.3. Crediti in corso di ristrutturazione	0	0	0
A.4. *Crediti ristrutturati*	*0*	*0*	*0*
A.5. Crediti non garantiti verso Paesi a rischio	307	92	215
B. Crediti in bonis	*1.837.923*	*0*	*1.837.923*

La dinamica dei crediti dubbi verso banche è la seguente:

Categorie/Valori	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti ristrutturati	Crediti non garantiti verso Paesi a rischio
A. Esposizione lorda iniziale al 1/1/2001	*0*	*0*	*0*	*0*	*1.352*
A.1. di cui: per interessi di mora	0	0	0	0	0
B. Variazioni in aumento	*0*	*0*	*0*	*0*	*1.070*
B.1. ingressi da crediti in bonis	0	0	0	0	
B.2. interessi di mora	0	0	0	0	0
B.3. trasferimenti da altre categorie di crediti dubbi	0	0	0	0	0
B.4. altre variazioni in aumento	0	0	0	0	1.070
C. Variazioni in diminuzione	*0*	*0*	*0*	*0*	*2.115*
C.1. uscite verso crediti in bonis	0	0	0	0	16
C.2. cancellazioni	0	0	0	0	0
C.3. incassi	0	0	0	0	2.099
C.4. realizzi per cessioni	0	0	0	0	0
C.5. trasferimenti ad altre categorie di crediti dubbi	0	0	0	0	0
C.6. altre variazioni in diminuzione	0	0	0	0	0
D. Esposizione lorda finale al 31/12/2001	*0*	*0*	*0*	*0*	*307*
D.1. di cui: per interessi di mora	0	0	0	0	*0*

La dinamica delle rettifiche di valore complessive verso banche è la seguente:

Categorie/Valori	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti ristrutturati	Crediti non garantiti verso Paesi a rischio	Crediti in bonis
A. Rettifiche complessive iniziali al 1/1/2001	*0*	*0*	*0*	*0*	*406*	*0*
A.1. di cui: per interessi di mora	0	0	0	0	0	0
B. Variazioni in aumento	*0*	*0*	*0*	*0*	*61*	*0*
B.1. rettifiche di valore	0	0	0	0	61	0
B.1.1. di cui: per interessi di mora	0	0	0	0	61	0
B.2. utilizzi dei fondi rischi su crediti	0	0	0	0	0	0
B.3. trasferimenti da altre categorie di crediti	0	0	0	0	0	0
B.4. altre variazioni in aumento	0	0	0	0	0	0
C. Variazioni in diminuzione	*0*	*0*	*0*	*0*	*375*	*0*
C.1. riprese di valore da valutazione	0	0	0	0	57	0
C.1.1. di cui: per interessi di mora	0	0	0	0	0	0
C.2. riprese di valore da incassi	0	0	0	0	318	0
C.2.1. di cui: per interessi di mora	0	0	0	0	0	0
C.3. cancellazioni	0	0	0	0	0	0
C.4. trasferimenti ad altre categorie di crediti	0	0	0	0	0	0
C.6. altre variazioni in diminuzione	0	0	0	0	0	0
D. Rettifiche complessive finali al 31/12/2001	*0*	*0*	*0*	*0*	*92*	*0*
D.1. di cui: per interessi di mora	0	0	0	0	0	0

1.2 Dettaglio della voce 40 - Crediti verso clientela **22.327.556**

a) effetti ammissibili al rifinanziamento presso banche centrali	4.234
b) crediti per contratti di locazione finanziaria	32.164
c) operazioni pronti contro termine	104
d) prestito di titoli	0

La voce 40 è così composta:

- conti correnti e finanziamenti	14.466.948
- Tesoreria Provinciale dello Stato-Tesoreria Unica	115.120
- portafoglio sconto	328.352
- mutui chirografari, ipotecari e ad enti pubblici	6.899.451
- prestiti su pegno	15.293
- prestiti contro cessione stipendio	11.147
- crediti in sofferenza	794.321
- altri crediti	285.322
Totale crediti lordi	22.915.954
- Fondo svalutazione crediti rettificativo	-588.398
Valore di bilancio	22.327.556

La situazione dei crediti per cassa verso clientela è la seguente:

Categorie/Valori	Esposizione lorda	Rettifiche di valore complessive	Esposizione netta
A. Crediti dubbi	*1.265.877*	*506.341*	*759.536*
A.1. Sofferenze	794.321	413.582	380.739
A.2. Incagli	466.436	91.667	374.769
A.3. Crediti in corso di ristrutturazione	0	0	0
A.4. Crediti ristrutturati	4.288	843	3.445
A.5. Crediti non garantiti verso Paesi a rischio	832	249	583
B. Crediti in bonis	*21.650.077*	*82.057*	*21.568.020*

La rettifica di valore sui crediti "in bonis" corrisponde alle perdite di valore "latenti" relative a tali crediti che per il nostro Gruppo, in considerazione della tipologia di rischio insita nel portafoglio impieghi, non particolarmente concentrato per settore ovvero per paese, possono interamente ascriversi al c.d. "rischio fisiologico". Tale rischio è stato pertanto coperto tramite una svalutazione forfettaria, determinata come segue:

a) sono stati stimati "i crediti dubbi" dell'anno successivo che, in base a serie storiche, dovrebbero provenire direttamente dai "crediti in bonis";

b) è stata calcolata la percentuale media "storica" delle perdite su crediti verso clientela verificatesi nei più recenti esercizi;

c) la suddetta percentuale media di perdita storica è stata applicata all'importo dei "crediti dubbi" stimati di cui al punto a).

La dinamica dei crediti dubbi verso clientela è la seguente:

Categorie/Valori	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti ristrutturati	Crediti non garantiti verso Paesi a rischio
A. Esposizione lorda iniziale al 1/1/2001	*764.068*	*437.914*	*0*	*5.958*	*499*
A.1. di cui: per interessi di mora	173.000	628	0	0	0
B. Variazioni in aumento	*259.377*	*480.058*	*0*	*2.358*	*793*
B.1. ingressi da crediti in bonis	43.063	389.194	0	0	0
B.2. interessi di mora	24.751	982	0	0	0
B.3. trasferimenti da altre categorie di crediti dubbi	125.061	752	0	99	0
B.4. altre variazioni in aumento	66.502 (1)	89.130 (2)	0	2.259	793
C. Variazioni in diminuzione	*229.124*	*451.536*	*0*	*4.028*	*460*
C.1. uscite verso crediti in bonis	26.794	126.809	0	2.612	90
C.2. cancellazioni	103.746	2.165	0	0	0
C.3. incassi	58.886	197.685	0	630	362
C.4. realizzi per cessioni	902	0	0	0	0
C.5. trasferimenti ad altre categorie di crediti dubbi	596	124.523	0	786	8
C.6. altre variazioni in diminuzione	38.200	354	0	0	0
D. Esposizione lorda finale al 31/12/2001	*794.321*	*466.436*	*0*	*4.288*	*832*
D.1. di cui: per interessi di mora	168.180	1223	0	0	0

(1) dovuta per 36.861 milioni di lire alla variazione del perimetro del Gruppo
(2) dovuta per 52.752 milioni di lire alla variazione del perimetro del Gruppo

La dinamica delle rettifiche di valore complessive verso clientela è la seguente:

Categorie/Valori	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti ristrutturati	Crediti non garantiti verso Paesi a rischio	Crediti in bonis
A. Rettifiche complessive iniziali al 1/1/2001	*368.215*	*60.732*	*0*	*868*	*149*	*68.493*
A.1. di cui: per interessi di mora	115.841	3	0	0	0	0
B. Variazioni in aumento	*196.332*	*105.383*	*0*	*502*	*167*	*65.113*
B.1. rettifiche di valore	103.417	37.227	0	499	167	17.554
B.1.1. di cui: per interessi di mora	18.709	128	0	0	0	0
B.2. utilizzi dei fondi rischi su crediti	4.828	235	0	3	0	22
B.3. trasferimenti da altre categorie di crediti	43.555	42.142	0	0	0	10.974
B.4. altre variazioni in aumento	44.532 (1)	25.779 (2)	0	0	0	36.563
C. Variazioni in diminuzione	*150.965*	*74.448*	*0*	*527*	*67*	*51.549*
C.1. riprese di valore da valutazione	3.447	10.758	0	411	41	21.074
C.1.1. di cui: per interessi di mora	890	0	0	0	0	0
C.2. riprese di valore da incassi	18.558	7.874	0	0	26	6.502
C.2.1. di cui: per interessi di mora	3.909	3	0	0	0	0
C.3. cancellazioni	127.986	2.162	0	0	0	4.320
C.4. trasferimenti ad altre categorie di crediti	466	53.654	0	116	0	19.554
C.6. altre variazioni in diminuzione	508	0	0	0	0	99
D. Rettifiche complessive finali al 31/12/2001	*413.582*	*91.667*	*0*	*843*	*249*	*82.057*
D.1. di cui: per interessi di mora	120.815	3	0	0	0	0

(1) dovuta per 38.993 milioni di lire alla variazione del perimetro del Gruppo
(2) dovuta per 23.433 milioni di lire alla variazione del perimetro del Gruppo

1.3 Crediti verso clientela garantiti		**10.657.440**
a) da ipoteche	6.409.324	
b) da pegni su:	373.197	
1. depositi di contante	35.651	
2. titoli	246.714	
3. altri valori	90.833	
c) da garanzie di:	3.874.919	
1. Stati	0	
2. altri enti pubblici	0	
3. banche	154.561	
4. altri operatori	3.720.358	

1.4 Crediti in sofferenza (inclusi interessi di mora)		**380.739**
Valore nominale	794.321	
Rettifiche di valore	-413.582	
Valore di bilancio	380.739	

1.5 Crediti per interessi di mora		**48.585**

SEZIONE 2 - I TITOLI

2.1 Titoli immobilizzati

Voci/Valori		valore di bilancio	valore di mercato
1. Titoli di debito		**768.202**	**760.491**
1.1 Titoli di Stato		**608.794**	**601.666**
	- quotati	608.794	601.666
	- non quotati	0	0
1.2 Altri titoli		**159.408**	**158.825**
	- quotati	157.992	157.406
	- non quotati	1.416	1.419
2 Titoli di capitale		**253**	**163**
	- quotati	253	163
	- non quotati	0	0
Totali		**768.455**	**760.654**

I titoli immobilizzati vengono tenuti distinti dai titoli non immobilizzati tramite la gestione separata a livello di procedura informatica di elaborazione elettronica dei dati relativi all'intero portafoglio titoli.

2.2 Variazioni annue dei titoli immobilizzati

A. Esistenze iniziali			**1.175.778**
B. Aumenti			**35.877**
B1. Acquisti		0	
B2. Riprese di valore		0	
B3. Trasferimenti dal portafoglio non immobilizzato		0	
B4. Altre variazioni		35.877	
C. Diminuzioni			**443.200**
C1. Vendite		263.799	
C2. Rimborsi		0	
C3. Rettifiche di valore		3.039	
di cui: svalutazioni durature	0		
C4. Trasferimenti al portafoglio non immobilizzato		173.822	
C5. Altre variazioni		2.540	
D. Rimanenze finali			**768.455**

La Voce B4 "Altre variazioni" è relativa per 26.685 milioni di lire alla variazione del perimetro del Gruppo.
La Voce C5 "Altre variazioni" è relativa agli scarti di negoziazione negativi ed alle differenze cambio sui Titoli di Stato inglesi.
La Voce C.1 "Vendite" si riferisce per 251.022 milioni di lire al parziale smobilizzo del portafoglio titoli immobilizzato da parte della Cassa di Risparmio di Pistoia e Pescia SpA, che ha prodotto utili da realizzo per 4.476 milioni di lire, nonché al rimborso di titoli immobilizzati detenuti dalla Cassa di Risparmio di Mirandola SpA per 12.777 milioni di lire.
La Voce C.4 "Trasferimenti al portafoglio non immobilizzato" è interamente relativa a titoli di pertinenza del FIP, smobilizzati nel mese di dicembre 2001 in seguito ad apposita delibera da parte del Comitato Referente di tale Fondo.

Le differenze tra il valore iscritto in bilancio ed il valore di rimborso alla scadenza dei titoli immobilizzati sono le seguenti:

Descrizione	Valore di bilancio	Valore di rimborso	Differenza
Titoli di stato comunitari quotati	741.442	739.036	-2.406
Titoli di stato non comunitari quotati	1.225	3.858	2.633
Altri titoli quotati	25.285	26.800	1.515
Altri titoli non quotati	503	503	0
	768.455	770.197	1.742

2.3 Titoli non immobilizzati

Voci/Valori		valore di bilancio	valore di mercato
1. Titoli di debito		**3.196.119**	**3.197.017**
1.1 Titoli di Stato		**2.575.524**	**2.575.524**
	- quotati	2.575.506	2.575.506
	- non quotati	18	18
1.2 Altri titoli		**620.595**	**621.493**
	- quotati	234.228	234.228
	- non quotati (1)	386.367	387.265
2 Titoli di capitale		**94.695**	**95.181**
	- quotati	47.374	47.374
	- non quotati	47.321	47.807
Totali		**3.290.814**	**3.292.198**

Al 31 dicembre 2001 i titoli non immobilizzati includono un importo di 223.094 milioni di lire relativo ai titoli di pertinenza dei FIP della Capogruppo, della Cassa di Risparmio di Pistoia e Pescia SpA e della Cassa di Risparmio di Civitavecchia SpA. Tali titoli vengono valutati in base alle disposizioni dei comitati di controllo dei FIP delle suddette banche.

(1) Si segnala che in tale posta sono compresi titoli emessi dalla Perseo Finance Srl, nell'ambito dell'operazione di cartolarizzazione effettuata dalla Capogruppo nell'anno 1999, appartenenti alla "Classe B" e da questa sottoscritti al valore nominale per complessivi 85.196 milioni di lire; i suddetti titoli sono iscritti in bilancio a tale valore, in considerazione del previsto grado di recuperabilità del portafoglio crediti ceduto.

2.4 Variazioni annue dei titoli non immobilizzati

A. Esistenze iniziali			**3.910.483**
B. Aumenti			**134.920.568**
B1. Acquisti		134.645.276	
- Titoli di debito	132.571.796		
+ titoli di Stato	*129.156.310*		
+ altri titoli	*3.415.485*		
- Titoli di capitale	2.073.480		
B2. Riprese di valore e rivalutazioni		12.731	
B3. Trasferimenti dal portafoglio immobilizzato		173.822	
B4. Altre variazioni		88.739	
C. Diminuzioni			**135.540.237**
C1. Vendite e rimborsi		135.445.789	
- Titoli di debito	132.990.209		
+ titoli di Stato	*129.408.424*		
+ altri titoli	*3.581.785*		
- Titoli di capitale	2.455.580		
C2. Rettifiche di valore		33.091	
C3. Trasferimenti al portafoglio immobilizzato		0	
C5. Altre variazioni		61.357	
D. Rimanenze finali			**3.290.814**

La voce B.1 "Acquisti" comprende azioni ordinarie della Capogruppo per 13.785 milioni di lire
Le voci B.2 "Riprese di valore e rivalutazioni" e C.2 "Rettifiche di valore" includono importi rispettivamente pari a 543 milioni di lire e 8.844 milioni di lire relativi ai titoli di pertinenza del FIP.

La voce B.4 "Altre variazioni" si riferisce per 34.609 milioni di lire alla variazione del perimetro del Gruppo.

SEZIONE 3 - LE PARTECIPAZIONI

Le partecipazioni risultano dalle seguenti voci :

70 - Partecipazioni	**696.284**
80 - Partecipazioni in imprese del gruppo	**46.026**
	742.310

3.1 Partecipazioni rilevanti

Denominazione	Sede	Tipo di rapporto (1)	Patrimonio netto	Utile / Perdita	Rapporto di partecipazione - Impresa partecipante	Rapporto di partecipazione - Quota %	Disponibilità voti nell'assemblea ordinaria	Valore di bilancio consolidato
A. Imprese incluse nel consolidamento								
A.1 metodo integrale								
1) CASSA DI RISPARMIO DI FIRENZE SPA	Firenze	1	1.838.730	164.425		-	-	-
2) CASSA DI RISPARMIO DI PISTOIA E PESCIA SPA	Pistoia	1	409.505	36.471	A.1.1	51,000	51,000	-
3) CASSA DI RISPARMIO DI ORVIETO SPA	Orvieto (TR)	1	80.043	5.000	A.1.1	51,570	73,570	-
4) CASSA DI RISPARMIO DI CIVITAVECCHIA SPA	Civitavecchia (RM)	1	123.803	2.013	A.1.1	51,000	51,000	-
5) CR FIRENZE GESTION INTERNATIONALE SA	Lussemburgo (Lux)	1	8.685	7.917	A.1.1	80,000	80,000	-
6) CFT FINANZIARIA SPA	Firenze	1	68.241	547	A.1.1	57,692	67,545	-
					A.1.2	9,853		
7) DATA CENTRO SPA	Pistoia	1	6.640	50	A.1.1	82,474	100,000	-
					A.1.2	15,709		
					A.1.4	1,816		
8) INFOGROUP SPA	Firenze	1	10.981	3.751	A.1.1	94,000	100,000	-
					A.1.2	4,000		
					A.1.3	1,000		
					A.1.4	1,000		
A.2 metodo proporzionale								
9) CASSA DI RISPARMIO DI MIRANDOLA SPA	Mirandola (MO)	7	124.478	3.752	A.1.1	45,691	50,691	-
					A.1.2	5,000		
10) FINDOMESTIC BANCA SPA (3)	Firenze	7	729.137	97.367	A.1.1	47,170	50,000	-
					A.1.2	2,830		
11) FINDOMESTIC SVILUPPO SPA (3)	Firenze	7	15.431	-2.676	A.1.1	47,170	50,000	-
					A.1.2	2,830		
B. Partecipazioni valutate al patrimonio netto								**231.511**
12) INFO 2B SPA	Firenze	1	464	-506	A.1.1	60,000	100,000	464
					A.1.8	40,000		
13) PERSEO FINANCE SRL	Conegliano (TV)	1	42	11	A.1.1	60,000	60,000	25
14) CENTROVITA ASSICURAZIONI SPA	Firenze	1	67.640	11.449	A.1.1	43,000	51,000	34.496
					A.1.2	8,000		
15) PROFESSIONAL DUCATO SERVIZI SPA	Pisa	8	14.917	805	A.1.1	41,036	47,829	7.029
					A.1.2	6,793		
16) CENTRO FACTORING SPA	Firenze	8	72.828	3.496	A.1.1	40,863	45,954	33.463
					A.1.2	5,052		
					A.1.3	0,037		
					A.2.9	0,002		
					A.1.2	2,000		
17) ARVAL SERVICE LEASE ITALIA SPA	Firenze	8	15.104	3.876	A.1.1	22,500	30,000	4.531
					A.2.10	7,500		
18) CENTRO LEASING SPA	Firenze	8	269.914	25.432	A.1.1	20,922	29,493	79.608
					A.1.2	6,695		
					A.1.3	1,314		
					A.1.4	0,561		
					A.2.9	0,001		
19) EPTACONSORS SPA (4)	Milano	8	354.887	15.600	A.1.1	20,240	20,240	71.895
C. Altre partecipazioni rilevanti (2)								**13.120**
20) CERIT SPA	Firenze	1	5.907	-72	A.1.1	100,000	100,000	5.809
21) CENTRO DI TELEMARKETING SPA	Firenze	8	1.198	287	A.1.1	50,000	50,000	500
22) INFORMATICA CASSE TOSCANE SPA IN LIQUIDAZIONE	Lucca	1	3.929	-49	A.1.1	49,700	60,700	1.953
					A.1.2	11,000		432
23) CITY LIFE SPA	Firenze	8	633	-1.157	A.1.1	37,500	37,500	400
24) SOGETES SPA	Pistoia	1	1.646	1.202	A.1.2	100,000	100,000	2.848
24) SVILUPPO INDUSTRIALE SPA	Pistoia	8	2.603	52	A.1.2	30,099	30,099	718
25) CENTRO SPERIMENTALE VIVAISMO SRL	Pistoia	8	2.499	-203	A.1.2	20,015	20,015	460

(1) Tipo di rapporto espresso secondo la codifica stabilita dalla Banca d'Italia, dove 1 individua il controllo ex articolo 2359 c.c., comma 1, n. 1, 7 definisce il controllo congiunto ed 8 si riferisce all'impresa associata.

(2) Comprende società controllate e collegate escluse dal perimetro di consolidamento ai sensi dell'articolo 29 comma 1 lett. a) del Decreto Legislativo n. 87/1992, fattispecie prevista anche dalle istruzioni per la compilazione del bilancio consolidato dei gruppi bancari, con la circolare n. 115 del 7 agosto 1990, ultimo aggiornamento del 24 maggio 2001.

(3) Società facenti parte del Gruppo Findomestic; per l'elisione di tali partecipazioni è stato utilizzato il bilancio consolidato del Gruppo.

(4) Dati del bilancio consolidato del Gruppo Eptaconsors.

3.2 Attività e passività verso imprese del Gruppo

a) Attività		**23.857**
1) crediti verso banche	0	
2) crediti verso enti finanziari	0	
3) crediti verso altra clientela	23.857	
4) obbligazioni e altri titoli di debito	0	
b) Passività		**1.080.145**
1) debiti verso banche	0	
2) debiti verso enti finanziari	28.181	
3) debiti verso altra clientela	53.852	
4) debiti rappresentati da titoli	998.112	
5) passività subordinate	0	
c) Garanzie e impegni		**104.779**
1) garanzie rilasciate	7.966	
2) impegni	96.813	

3.3 Attività e passività verso imprese partecipate (diverse dalle imprese del Gruppo)

a) Attività		**989.292**
1) crediti verso banche	187.362	
2) crediti verso enti finanziari	721.568	
3) crediti verso altra clientela	80.362	
4) obbligazioni e altri titoli di debito	0	
b) Passività		**193.232**
1) debiti verso banche	88.253	
2) debiti verso enti finanziari	40.496	
3) debiti verso altra clientela	64.483	
4) debiti rappresentati da titoli	0	
5) passività subordinate	0	
c) Garanzie e impegni		**300.216**
1) garanzie rilasciate	48.618	
2) impegni	251.598	

3.4 Composizione della voce 70 "Partecipazioni"

a) in banche		**182.381**
1. quotate	67.150	
2. non quotate	115.231	
b) in enti finanziari		**198.950**
1. quotate	0	
2. non quotate	198.950	
c) altre		**314.953**
1. quotate	7.722	
2. non quotate	307.231	
TOTALE VOCE 70		**696.284**

3.5 Composizione della voce 80 "Partecipazioni in imprese del Gruppo"

a) in banche		**0**
1. quotate	0	
2. non quotate	0	
b) in enti finanziari		**8.682**
1. quotate	0	
2. non quotate	8.682	
c) altre		**37.344**
1. quotate	0	
2. non quotate	37.344	
TOTALE VOCE 80		**46.026**

3.6 Variazioni annue delle partecipazioni

3.6.1 Partecipazioni in imprese del gruppo

A. Esistenze iniziali			**30.370**
B. Aumenti			**15.680**
B1. Acquisti		5.809	
B2. Riprese di valore		1.202	
B3. Rivalutazioni		0	
B4. Altre variazioni		8.669	
C. Diminuzioni			**24**
C1. Vendite		0	
C2. Rettifiche di valore		24	
di cui:			
- svalutazioni durature	*24*		
C3. Altre variazioni		0	
D. Rimanenze finali			**46.026**
E. Rivalutazioni totali			**0**
F. Rettifiche totali			**14.651**

La voce B.1 si riferisce alla costituzione della CERIT SpA alla quale è previsto il conferimento del ramo d'azienda "concessione riscossione tributi", precedentemente esercitato dalla Capogruppo per le concessioni ministeriali delle provincie di Firenze e Massa Carrara.
La voce B.4 si riferisce, per 5.372 milioni di lire, all'incremento del valore delle partecipazioni consolidate con il metodo del patrimonio netto, per effetto dell'attribuzione delle quote di pertinenza del Gruppo degli utili d'esercizio.

3.6.2 Altre partecipazioni

A. Esistenze iniziali			**737.186**
B. Aumenti			**127.061**
B1. Acquisti		112.411	
B2. Riprese di valore		837	
B3. Rivalutazioni		0	
B4. Altre variazioni		13.813	
C. Diminuzioni			**167.963**
C1. Vendite		4.593	
C2. Rettifiche di valore		4.499	
di cui:			
- svalutazioni durature	*4.499*		
C3. Altre variazioni		158.871	
D. Rimanenze finali			**696.284**
E. Rivalutazioni totali			**175.471** (*)
F. Rettifiche totali			**61.303**

(*) Effettuate ex lege 218/90

La voce B1 si riferisce, per 108.875 milioni di lire, all'acquisto operato dalla Capogruppo di n.1.086.200 azioni ordinarie della Cassa dei Risparmi di Forlì SpA.
La voce B4 si riferisce all'incremento del valore delle partecipazioni consolidate con il metodo del patrimonio netto, per effetto dell'attribuzione delle quote di pertinenza del gruppo degli utili d'esercizio.
La voce C3 è relativa, per 152.612 milioni di lire, alla diminuzione per il passaggio di Findomestic Banca SpA e Findomestic Sviluppo SpA da società consolidate con il metodo del patrimonio netto a società consolidate con il metodo proporzionale.

SEZIONE 4 - LE IMMOBILIZZAZIONI MATERIALI E IMMATERIALI

4.1 Variazioni annue delle immobilizzazioni materiali

A. Esistenze iniziali			**590.720**
B. Aumenti			**207.901**
B1. Acquisti		38.768	
B2. Riprese di valore		14	
B3. Rivalutazioni		117.099	
B4. Altre variazioni		52.020	
C. Diminuzioni			**98.314**
C1. Vendite		32.303	
C2. Rettifiche di valore:		65.117	
(a) ammortamenti	65.117		
(b) svalutazioni durature	0		
C3. Altre variazioni		894	
D. Rimanenze finali			**700.307**
E. Rivalutazioni totali			**615.441**
F. Rettifiche totali:			**410.162**
(a) ammortamenti		410.162	
(b) svalutazioni durature		0	

L'importo indicato nella sottovoce "B3" è interamente relativo alla rivalutazione dei beni immobili strumentali effettuata dalla Capogruppo ai sensi della Legge n. 342/2000. In seguito a tale rivalutazione è stato iscritto tra le riserve di rivalutazione un importo pari a 94.851 milioni di lire ed è stato rilevato tra le altre passività un debito di 22.248 milioni di lire per la relativa imposta sostitutiva.

La voce B.4 "Altre variazioni" si riferisce, per 24.303 milioni di lire, alla variazione del perimetro di consolidamento.

Dettaglio delle immobilizzazioni materiali	**Valore di bilancio**
Immobili (1)	578.834
Impianti, macchine e attrezzature	80.309
Altri beni materiali	41.164
Totale immobilizzazioni materiali	**700.307**

(1) Gli immobili utilizzati per l'attività bancaria ammontano a 447.605 milioni di lire.

4.2 Variazioni annue delle immobilizzazioni immateriali

A. Esistenze iniziali			**96.155**
B. Aumenti			**81.961**
B1. Acquisti		69.085	
B2. Riprese di valore		0	
B3. Rivalutazioni		0	
B4. Altre variazioni		12.876 (*)	
C. Diminuzioni			**58.223**
C1. Vendite		108	
C2. Rettifiche di valore:		57.770	
(a) ammortamenti	57.770		
(b) svalutazioni durature	0		
C3. Altre variazioni		345	
D. Rimanenze finali			**119.893**
E. Rivalutazioni totali			**0**
F. Rettifiche totali:			**151.800**
(a) ammortamenti		151.526	
(b) svalutazioni durature		274	

La voce B.4 "Altre variazioni" si riferisce, per 9.927 milioni di lire, alla variazione del perimetro di consolidamento.

Dettaglio delle immobilizzazioni immateriali

Alla data di chiusura dell'esercizio la voce 90 "Immobilizzazioni immateriali" comprende le seguenti tipologie:

Diritti di utilizzazione delle opere dell'ingegno	90.970
Costi d'impianto	47
Avviamento	4.850
Altri costi pluriennali	24.026
Totale immobilizzazioni immateriali	**119.893**

Gli "Altri costi pluriennali" sono essenzialmente relativi a spese su immobili di terzi presi in locazione.

SEZIONE 5 - ALTRE VOCI DELL'ATTIVO

5.1 *Composizione della voce 150 - Altre Attività* **2.443.845**

La voce comprende le seguenti partite:

- scritture viaggianti fra filiali per operazioni impostate negli ultimi giorni dell'anno ed eseguite dopo la data di chiusura dell'esercizio	595.261
- assegni di c/c tratti sull'azienda e su terzi	64.745
- conti debitori della gestione "concessione riscossione tributi"	829.572
- conti debitori presso dipendenze	47.601
- credito d'imposta verso l'erario	324.471
- altre partite	582.195

5.2 *Composizione della voce 160 - Ratei e risconti attivi* **204.540**

La voce è così composta:

a) **Ratei attivi**		**148.234**
- su c/c e finanziamenti a clientela ordinaria	32.935	
- su mutui	24.349	
- su titoli	79.373	
- su operazioni in valuta	3.188	
- *su depositi presso Banca d'Italia per riserva obbligatoria*	*166*	
- su depositi e c/c presso banche	3.317	
- su polizze pegni	644	
- su altri ricavi	4.262	
b) **Risconti attivi**		**56.306**
- su fitti passivi	822	
- su disaggi emissione nostre obbligazioni	1.807	
- su assicurazioni	3.328	
- su altri costi	50.349	

SEZIONE 6 - I DEBITI

1.1 Dettaglio della voce "Debiti verso banche"

a) operazioni pronti contro termine	**264.167**
b) prestito di titoli	**0**

1.2 Dettaglio della voce "Debiti verso clientela"

a) operazioni pronti contro termine	**1.778.885**
b) prestito di titoli	**0**

Composizione delle voci 10 - 20 - 30

10 - Debiti verso banche			**5.969.687**
a) a vista		1.657.808	
- depositi liberi	1.396.269		
- c/c di corrispondenza	250.541		
- altri rapporti a vista	10.998		
b) a termine		4.311.879	
- depositi vincolati	1.146.606		
- altre sovvenzioni	3.165.273		

20 - Debiti verso clientela			**13.730.042**
a) a vista		11.919.735	
- depositi a risparmio liberi	1.175.054		
- conti correnti	10.744.161		
- altri rapporti a vista	520		
b) **a termine con preavviso**		1.810.307	
- depositi a risparmio vincolati	2.654		
- c/c vincolati	230		
- pronti contro termine passivi	1.622.989		
- altri debiti	184.434		

30 - Debiti rappresentati da titoli			**6.726.894**
a) obbligazioni		5.619.878	
b) certificati di deposito		876.323	
- certificati di deposito non scaduti	316.249		
- certificati di deposito scaduti da rimborsare	1.627		
- interessi e cedole scadute e non pagate	558.447		
c) altri titoli		230.693	
- assegni circolari di propria emissione in circolazione	230.693		

SEZIONE 7 - I FONDI

Trattamento di fine rapporto lavoro subordinato (voce 70) **270.995**

Il movimento del conto è stato il seguente:

Saldo iniziale	246.269	
- accantonamento per adeguare il trattamento di fine rapporto ai diritti maturati alla data di chiusura dell'esercizio	38.288	
- utilizzo per pagamento indennità di fine rapporto liquidate nell'esercizio	-26.785	
- altre variazioni in aumento	14.208	(*)
- altri utilizzi	-985	
Saldo finale	270.995	

(*) relativo, per 12.317 milioni di lire, all'allargamento del perimentro del Gruppo.

7.1 Composizione della voce 90 "Fondi rischi su crediti"

Fondi rischi su crediti verso clientela in conto capitale e per interessi di mora (costituiti ai sensi dell'articolo 71 del DPR 917/1986)		**68.581**
- Fondi rischi su crediti di pertinenza della Capogruppo	40.460	
- Fondi rischi su crediti di pertinenza del Gruppo	12.294	
- Fondi rischi su crediti di pertinenza di terzi	15.728	

7.2 Variazioni nell'esercizio dei "Fondi rischi su crediti" (voce 90)

A. Esistenze iniziali		**55.753**
B. Aumenti		**42.758**
B1. Accantonamenti	30.193	
B2. Altre variazioni	12.565 (*)	
C Diminuzioni		**29.930**
C1. Utilizzi	25.870	
C2. Altre variazioni	4.060	
D. Rimanenze finali		**68.581**

(*) relativa, per 11.366 milioni di lire, all'allargamento del perimetro del Gruppo.

Fondi per rischi e oneri (voce 80) **663.973**

a) Fondi di quiescenza e per obblighi simili **297.369**

I Fondi hanno avuto il seguente movimento:

Saldo iniziale	302.272	
- accantonamenti	7.548	
- utilizzi	-15.066	
- altre variazioni in aumento	2.672	(*)
- altre variazioni in diminuzione	-57	
Saldo finale	297.369	

(*) dovuta all'allargamento del perimetro del Gruppo.

b) *Fondo imposte e tasse* **246.459**

Il Fondo ha avuto il seguente movimento:		
Saldo iniziale	167.602	
- utilizzi	-137.021	
- onere dell'esercizio per imposte e tasse	188.870	
- altre variazioni in aumento	59.720	(*)
- altre variazioni in diminuzione	-32.712	
Saldo finale	246.459	

(*) dovuta per 20.712 milioni di lire all'allargamento del perimetro del Gruppo.

Nel corso dell'anno 2001 sono stati versati acconti per imposte dirette (IRPEG ed IRAP) per un importo complessivamente pari a 150.066 milioni di lire, ammontare esposto nella voce 130 - "Altre Attività".
L'onere dell'esercizio per imposte correnti è stato determinato senza tener conto delle agevolazioni previste dagli articoli 22 e 23 del Decreto Legislativo n. 153/1999 ("Legge Ciampi"), attualmente al vaglio degli Organi Comunitari.
Si precisa che anche per l'anno 2001 la Capogruppo, uniformandosi alle indicazioni fornite in materia dall'ABI, ha intenzione di avvalersi delle suddette agevolazioni in sede di redazione della dichiarazione dei redditi per l'anno 2001 (Mod. UNICO 2002) e di versamento all'erario delle relative imposte, in analogia al comportamento tenuto per gli esercizi precedenti. Con riferimento ai risparmi d'imposta ottenuti a seguito delle agevolazioni previste dalla Legge Ciampi per gli esercizi dal 1999 al 2001, complessivamente pari a 12.164 milioni di lire ed interamente accantonati al Fondo imposte e tasse, si precisa che non è stata calcolata alcuna fiscalità anticipata e/o differita.
L'onere dell'esercizio per imposte correnti include un ulteriore accantonamento, pari a circa 2,5 miliardi di lire, destinato alla copertura di eventuali passività che potrebbero derivare dalla definizione di contenziosi fiscali in essere. In proposito si fa presente che gli ultimi esercizi definiti per decorrenza dei termini previsti per l'accertamento in materia di imposte dirette ed IVA sono, rispettivamente, il 1995 ed il 1996.
Si p Si precisa infine che ai fini del calcolo delle imposte correnti (IRPEG) è stato provveduto ad usufruire delle agevolazioni previste dalla Leg; Legge n. 133/1999 ("Legge Visco") e dal Decreto Legislativo n. 466/1997 ("DIT"), nonché dalla Legge n. 383/2001 ("Tremonti-bis") per la parte rigu: riguardante le agevolazioni per le spese di formazione del personale dipendente.

Si ricorda che a partire dal bilancio chiuso al 31 dicembre 1999 viene iscritta la "fiscalità differita", in base a quanto previsto in materia dalla Banca d'Italia. A tal fine, tenendo conto della situazione fiscale del Gruppo e, di conseguenza, della previsione per i futuri esercizi di rilevanti redditi imponibili, sono state contabilizzate tutte le imposte anticipate e differite, applicando con criteri prudenziali le vigenti aliquote fiscali IRPEG ed IRAP, rispettivamente variabili dal 36% al 35% e dal 4,75% al 4,25% in funzione dell'esercizio in cui è previsto il "rigiro" delle imposte; non è stato peraltro tenuto conto di quanto appostato al Fondo per rischi bancari generali (127.049 milioni di lire), non essendo previste perdite da fronteggiare tramite l'utilizzo di tale posta; in proposito si precisa inoltre che le suddette imposte si riferiscono principalmente a svalutazioni di crediti effettuate in esercizi precedenti senza i requisiti previsti dalla normativa fiscale per la loro deducibilità, nonché a fondi per rischi ed oneri costituiti con accantonamenti interamente ripresi a tassazione. Relativamente alle fattispecie per le quali il differimento dell'onere tributario è subordinato all'iscrizione di appositi accantonamenti destinati ad alimentare fondi in sospensione d'imposta, si segnala che la sola posta presente nel nostro bilancio e per la quale non è prevista la contabilizzazione della relativa passività fiscale differita è costituita dai "Fondi rischi su crediti" (voce 90 del passivo); l'ammontare di tale teorica passività al 31 dicembre 2001 e della variazione in aumento della stessa intervenuta nell'esercizio risultano rispettivamente pari a 28.118 milioni di lire e 5.919 milioni di lire. Non sono state iscritte attività e/o passività per imposte anticipate e/o differite riguardanti poste di patrimonio netto; in proposito si precisa che tali poste includono riserve in sospensione d'imposta (ex Leggi n. 823/1973, 576/1975, 72/1983, 408/1990, 413/1991e 342/2000), complessivamente pari a 533.800 milioni di lire ed aumentate, rispetto all'esercizio precedente, di 86.112 milioni di lire, per effetto dell'incremento della Riserva di rivalutazione della Capogruppo, pari a 94.851 milioni di lire e dell'utilizzo della stessa riserva da parte della Cassa di Risparmio di Civitavecchia SpA a copertura delle perdite dell'esercizio 2000, per 8.729 milioni di lire. Su tali poste non è stata rilevata fiscalità differita passiva, il cui ammontare teorico sarebbe di 218.858 milioni di lire, in quanto non è prevista da parte delle società del Gruppo la distribuzione agli azionisti delle riserve stesse.
Si precisa infine che non esistono attività per imposte anticipate relative a perdite fiscali.

Si riporta di seguito la movimentazione delle "Attività per imposte anticipate" e delle "Passività per imposte differite" avvenuta nell'esercizio:

Attività per imposte anticipate

1.	Importo iniziale		**96.756**
2.	Aumenti		**62.961**
	2.1 Imposte anticipate sorte nell'esercizio	25.766	
	2.2 Altri aumenti	37.195	
3.	Diminuzioni		**38.483**
	3.1 Imposte anticipate annullate nell'esercizio	29.676	
	3.2 Altre diminuzioni	8.807	
4	Importo finale		**121.234**

[illegible] milioni di lire, alla variazione del perimetro di consolidamento

Passività per imposte differite

1.	Importo iniziale		**4.057**
2.	Aumenti		**9.099**
	2.1 Imposte differite sorte nell'esercizio	6.671	
	2.2 Altri aumenti	2.428	
3.	Diminuzioni		**1.602**
	3.1 Imposte differite annullate nell'esercizio	1.551	
	3.2 Altre diminuzioni	51	
4.	Importo finale		**11.554**

La sottovoce 2.2 - "Altri aumenti" si riferisce interamente alla variazione del perimetro di consolidamento.

---

c) Altri fondi **120.145**

Nel corso dell'esercizio la suddetta voce si è movimentata come segue:

Saldo iniziale	96.351
- accantonamenti	19.367
- utilizzi	-12.274
- altre variazioni in aumento	22.916
- altre variazioni in diminuzione	-6.215
Saldo finale	120.145

7.3 Composizione della voce 80 c "Fondi per rischi ed oneri: altri fondi"

Fondo per rischi su revocatorie ed altre cause legali	36.166
Fondo per garanzie ed impegni su crediti cartolarizzati	16.935
Fondo per rischi ed oneri per garanzie e impegni	17.038
Fondo oneri per il personale	23.308
Fondo per rischi relativi al Servizio di Concessione e Riscossione Tributi	6.208
Fondi a disposizione delle Assemblee	2.865
Fondo oneri per la rinegoziazione dei tassi su mutui agevolati	8.700
Fondi diversi	8.925
Totale	120.145

Il "Fondo oneri per la rinegoziazione dei tassi su mutui agevolati" è interamente riferito ai presumibili oneri derivanti dall'applicazione delle disposizioni previste dall'articolo 29 della Legge n. 133/1999 e dall'articolo 145, comma 66, della Legge n. 388/2000 (finanziaria 2001), in relazione all'adeguamento dei tassi di interesse praticati sui mutui edilizi agevolati concessi da una banca del Gruppo; il suddetto fondo, costituito in esercizi precedenti, è stato prudenzialmente mantenuto invariato, in attesa di un quadro normativo definitivo.

SEZIONE 8 - IL CAPITALE, LE RISERVE, IL FONDO PER RISCHI BANCARI GENERALI E LE PASSIVITA' SUBORDINATE

Fondo per rischi bancari generali (voce 100) **127.049**

Il Fondo per rischi bancari generali è costituito a generale copertura del rischio d'impresa e, di conseguenza, dei rischi propri delle operazioni bancarie. Rispetto all'esercizio precedente il fondo presenta un incremento di 28.628 milioni di lire, corrispondente alla quota di pertinenza di terzi su tale fondo relativa al Credito Fondiario Toscano SpA, incorporato dalla Capogruppo con effetto 1° gennaio 2001, nonché una diminuzione di 12.328 milioni di lire, in relazione all'utilizzo della quota in sospensione d'imposta del medesimo fondo, in accordo con quanto previsto dalla vigente normativa fiscale. In seguito al suddetto utilizzo, al 31 dicembre 2001 il Fondo per rischi bancari generali risulta interamente tassato, senza aver contabilizzato sullo stesso alcun importo a titolo di fiscalità anticipata.

Passività subordinate (voce 110) **947.205**

Le passività subordinate sono relative ai seguenti prestiti obbligazionari:

a) prestito obbligazionario subordinato in lire collocato presso la clientela della Capogruppo nel giugno del 1997 con scadenza 1° luglio 2004. A fronte di tale prestito viene corrisposto alla clientela un tasso di interesse che alla data di chiusura dell'esercizio era pari al 2,2% semestrale. Il prestito in oggetto può essere rimborsato anticipatamente dopo che siano trascorsi 60 mesi dalla sua sottoscrizione, previa autorizzazione da parte della Banca d'Italia. Tale prestito è nel secondo anno di ammortamento ai fini della computabilità nel patrimonio di vigilanza.	400.000
b) prestito obbligazionario subordinato in lire collocato presso la clientela della Capogruppo nel marzo del 1998 con scadenza 19 marzo 2008. A fronte di tale prestito viene corrisposto alla clientela un tasso di interesse che alla data di chiusura dell'esercizio era pari all'1,9% semestrale. Il prestito in oggetto può essere rimborsato anticipatamente dopo che siano trascorsi 60 mesi dalla sua sottoscrizione, previa autorizzazione da parte della Banca d'Italia.	280.000
c) prestito obbligazionario subordinato di 78 milioni di euro collocato presso la clientela della Capogruppo nel giugno 2001 con scadenza 29 giugno 2008. A fronte di tale prestito viene corrisposto alla clientela un tasso di interesse che alla data di chiusura dell'esercizio era pari all'1,636% semestrale.	151.029
d) *prestito obbligazionario subordinato di terzo livello di 25 milioni di euro, collocato sull'euromercato* nel dicembre 2001, avente una durata di 27 mesi e, di conseguenza, non computabile nel Patrimonio di Vigilanza ma comunque dedotto dai rischi di mercato. A fronte di tale prestito viene corrisposto un tasso di interesse che alla data di chiusura dell'esercizio era pari allo 0,985% trimestrale.	48.406
e) prestito obbligazionario subordinato in euro emesso dalla Findomestic Banca SpA nel settembre 1999 con scadenza 22 marzo 2009. A fronte di tale prestito viene corrisposto alla clientela un tasso di interesse che alla data di chiusura dell'esercizio era pari al 2,228% semestrale. La facoltà di rimborso anticipato di detto prestito è contemplata solo a favore dell'emittente a partire dal 22 marzo 2004, previa autorizzazione della Banca d'Italia e comunicazione agli obbligazionisti con un preavviso di almeno 30 giorni.	67.770

Si precisa infine che per nessuno dei prestiti obbligazionari subordinati sopra riportati sono previste clausole che ne consentano la conversione in azioni od in altre forme di passività.

Differenze positive di consolidamento (voce 90 dell'attivo)		**281.552**
Saldo iniziale	200.433	
Incremento per acquisto del 30,691% della Cassa di Risparmio di Mirandola SpA	58.548	
Incremento per acquisto del 22% della Cassa di Risparmio di Orvieto SpA	20.374	
Incremento per acquisto del 14,67% del Gruppo Findomestic	40.050	
Ammortamento dell'esercizio	-37.853	

Differenze positive di patrimonio netto (voce 100 dell'attivo)		**1.690**
Saldo iniziale	605	
Incremento per acquisto dell'1,314% di Centro Leasing SpA	1.433	
Ammortamento dell'esercizio	-348	

Azioni o quote proprie (voce 140 dell'attivo) **13.785**

Trattasi della quota di pertinenza del Gruppo delle azioni della Capogruppo detenute dalle società consolidate con il metodo proporzionale e con il metodo integrale.

Differenze negative di consolidamento (voce 120)		**217**
Saldo iniziale	7.491	
Decremento per l'incorporazione del Credito Fondiario Toscano SpA	-7.274	

Differenze negative di patrimonio netto (voce 130)		**2.185**
Saldo iniziale	4.248	
Decremento relativo al passaggio del Gruppo Findomestic tra le società consolidate proporzionalmente	-2.063	

Patrimonio di pertinenza di terzi (voce 140)		**286.624**
Saldo iniziale	331.362	
Diminuzione per l'allargamento del Gruppo	-16.530	
Diminuzione per l'incorporazione del Credito Fondiario Toscano SpA	-40.335	
Risultati netti dell'esercizio di pertinenza terzi al netto dell'elisione dei dividendi distrubuiti	12.127	

Capitale (voce 120) **1.086.236**

Al 31 dicembre 2001 il capitale sociale della Capogruppo è formato da n. 1.086.236.393 azioni del valore nominale di L. 1.000 ciascuna, così ripartite:

	N° azioni	Quota %
- Ente Cassa di Risparmio di Firenze	454.026.608	41,799
- Sanpaolo IMI SpA	203.409.515	18,726
- BNP Paribas SA	74.468.217	6,856
- Ente Cassa di Risparmio di Pistoia e Pescia	42.050.703	3,871
- Cassa di Risparmio di Ravenna SpA	6.000.000	0,552
- Cardine Banca SpA	8.766.953	0,807
- Banca Carige SpA	8.766.953	0,807
- Altri	288.747.444	26,582
	1.086.236.393	100,000

Rispetto all'esercizio precedente il capitale sociale è aumentato di 20.869 milioni di lire dovuti, per 1.879 milioni di lire, all'assegnazione gratuita di n. 500 azioni a 3.758 dipendenti della Capogruppo, con la contestuale riduzione della riserva statutaria, e per 18.990 milioni di lire all'incorporarzione del Credito Fondiario Toscano SpA nella Cassa di Risparmio di Firenze SpA, avvenuta in data 1° agosto 2001.

Riserve (voce 170)		**363.536**
a) Riserva legale (1)	216.571	
b) Riserva per azioni o quote proprie (2)	13.785	
c) Riserve statutarie (3)	33.892	
e) *Altre riserve* (4)	99.288	

(1) di cui 2.575 milioni di lire costituiti dalla quota di pertinenza del Gruppo degli utili degli esercizi precedenti conseguiti dalle società consolidate col metodo integrale e proporzionale ed accantonati a riserva legale
(2) costituite dalla corrispondente riserva della Capogruppo nonchè, per quanto riguarda le azioni detenute da società consolidate col metodo integrale o proporzionale, mediante l'utilizzo della riserva di consolidamento
(3) di cui 12.547 milioni di lire costituiti dalla quota di pertinenza del Gruppo degli utili degli esercizi precedenti conseguiti dalle società consolidate col metodo integrale e proporzionale ed accantonati a riserva statutaria
(4) comprende 29.246 milioni di lire relativi alla riserva di consolidamento

Riserve di rivalutazione (voce 180) **103.107**

L'ammontare della voce in oggetto si riferisce alle riserve costituite ai sensi della Legge n. 342/2000 e relative alla Capogruppo nonché, per 2.732 milioni di lire, alla quota di pertinenza del Gruppo di tali riserve.

Utile d'esercizio (voce 200) **180.903**

Patrimonio e requisiti prudenziali di vigilanza al 31 dicembre 2001

Categorie/Valori		Importo
A. Patrimonio di vigilanza		
A.1 Patrimonio di base (tier 1)		1.521.093
A.2 Patrimonio supplementare (tier 2)		879.263
A.3 Elementi da dedurre		-240.051
A.4 Patrimonio di vigilanza		2.160.305
B. Requisiti prudenziali di vigilanza		
B.1 Rischi di credito		2.041.680
B.2 Rischi di mercato		17.105
di cui:		
- rischi del portafoglio non immobilizzato	17.105	
- rischi di cambio	0	
B.3 *Altri requisiti prudenziali*		15.624
B.4 Totale requisiti prudenziali		2.074.409
C. Attività di rischio e coefficenti di vigilanza		
C.1 Attività di rischio ponderate		25.930.113
C.2 Patrimonio di base/Attività di rischio ponderate		5,87%
C.3 Patrimonio di vigilanza/Attività di rischio ponderate		8,33%

SEZIONE 9 - ALTRE VOCI DEL PASSIVO

9.1 - Composizione della voce 50 "ALTRE PASSIVITA'" **2.281.480**

La voce comprende le seguenti poste:

- scritture viaggianti fra filiali per operazioni impostate negli ultimi giorni dell'anno ed eseguite dopo la data di chiusura dell'esercizio	101.949
- rettifiche per portafoglio	87.451
- conti creditori della gestione "concessione riscossione tributi" per sgravi, tolleranze, sospensioni, ecc.	713.662
- importi da versare al fisco per conto terzi	74.680
- somme a disposizione della clientela	185.012
- conti creditori presso dipendenze	120.529
- competenze e contributi relativi al personale da erogare	52.565
- fornitori	98.966
- Enti Previdenziali per contributi da versare nell'esercizio successivo	19.710
- bonifici su base monetaria	384.492
- altre partite	442.462

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9 .2 - Composizione della voce 60 "RATEI E RISCONTI PASSIVI" **201.981**

La voce è così composta:

a) Ratei passivi		**155.837**
- su obbligazioni	86.014	
- su raccolta clientela	17.700	
- su rapporti con banche	9.128	
- su altre operazioni	42.995	
b) Risconti passivi		**46.145**
- su portafoglio sconto	5.575	
- su contributi vari Enti e fitti attivi	151	
- su altre operazioni	40.419	

SEZIONE 10 - LE GARANZIE E GLI IMPEGNI

10.1 Composizione della voce 10 "Garanzie rilasciate"			**1.227.517**
a) crediti di firma di natura commerciale		497.909	
b) crediti di firma di natura finanziaria		729.164	
c) attività costituite in garanzia		444	

10.2 Composizione della voce 20 "Impegni"			**362.382**
a) impegni a erogare fondi a utilizzo certo		328.384	
b) impegni a erogare fondi a utilizzo incerto		33.998	
Gli impegni ad erogare fondi ad utilizzo certo sono relativi a:		328.384	
- margini disponibili su linee di credito irrevocabili - banche	61.053		
- altri impegni	267.331		
Gli impegni ad erogare fondi ad utilizzo incerto sono relativi a:		33.998	
- margini disponibili su linee di credito irrevocabili verso banche	21.667		
- margini disponibili su linee di credito irrevocabili verso clienti	3.776		
- altri impegni	8.555		

10.3 Attività costituite in garanzia di propri debiti		**2.186.684**
- Anticipazioni Banca d'Italia - titoli	69.812	
- Emissione assegni circolari - titoli	49.455	
- Operazioni pronti contro termine - titoli	2.022.541	
- Altre attività	44.876	

10.4 Margini attivi utilizzabili su linee di credito		**767.200**
a) banche centrali		
- riserva obbligatoria mobilizzabile alla data di chiusura dell'esercizio	352.634	
b) altre banche		
- linee di credito concesseci da banche	414.566	

10.5 Operazioni a termine

Categoria di operazioni	Di copertura	Di negoziazione	Altre operazioni
1 Compravendite			
1.1 Titoli			
- acquisti		133.569	
- vendite		121.857	
1.2 Valute			
- valute contro valute		3.846	
- acquisti contro euro		639.179	
- vendite contro euro		1.005.446	
2.Depositi e finanziamenti			
- da erogare		19.036	57.464
- da ricevere		9.966	285.856
3. Contratti derivati			
3.1 Con scambio di capitali			
a) titoli			
- acquisti		89.024	
- vendite		552.450	
b) valute			
- valute contro valute			
- acquisti contro euro			
- vendite contro euro			
c) altri valori			
- acquisti			
- vendite			
3.2 Senza scambio di capitali			
a) valute			
- valute contro valute			
- acquisti contro euro	31.352		
- vendite contro euro			
b) altri valori			
- acquisti	3.327.971		9.681
- vendite	2.917.344	102.049	1.541.137

I contratti derivati sopra riportati sono stati pressoché interamente stipulati dalla Capogruppo, il cui dettaglio è riportato in calce alla tabella 10.5 della Nota Integrativa del bilancio dell'impresa; si segnala peraltro che le operazioni "Di copertura" includono vendite di IRS per 2.750.781 milioni di lire relative al Gruppo Findomestic.

SEZIONE 11 - CONCENTRAZIONE E DISTRIBUZIONE DELLE ATTIVITA' E DELLE PASSIVITA'

11.1 Grandi rischi

a) ammontare	963.443
b) numero	3

11.2 Distribuzione dei crediti verso clientela per principali categorie di debitori

		Composizione percentuale
a) Stati	264.909	1,19%
b) altri enti pubblici	318.348	1,43%
c) società non finanziarie	10.167.521	45,54%
d) società finanziarie	1.446.510	6,48%
e) famiglie produttrici	1.722.251	7,71%
f) altri operatori	8.408.017	37,66%
Totale	**22.327.556**	**100,00%**

11.3 Distribuzione dei crediti verso imprese non finanziarie e famiglie produttrici residenti

		Composizione percentuale
a) Servizi del commercio	2.394.659	20,31%
b) Prodotti tessili, cuoio, calzature e abbigliamento	1.421.633	12,05%
c) Altri servizi destinati alla vendita	1.660.347	14,08%
d) Edilizia e opere pubbliche	1.303.657	11,05%
e) Prodotti dell'agricoltura	187.231	1,59%
f) Servizi alberghieri	565.886	4,80%
g) Altre branche	4.259.742	36,12%
Totale	**11.793.155**	**100,00%**

11.4 Distribuzione delle garanzie rilasciate per principali categorie di controparti

		Composizione percentuale
a) Stati	116	0,01%
b) altri enti pubblici	11.069	0,90%
c) banche	267.531	21,79%
d) società non finanziarie	825.903	67,28%
e) società finanziarie	45.307	3,69%
f) famiglie produttrici	40.412	3,29%
g) altri operatori	37.178	3,03%
Totale	**1.227.517**	**100,00%**

11.5 Distribuzione territoriale delle attività e delle passività

Voci/Paesi	Italia	Altri Paesi della U.E.	Altri Paesi	Totali
1. Attivo	**27.403.463**	**731.085**	**90.415**	**28.224.963**
1.1 Crediti verso banche	1.643.704	134.709	59.725	1.838.138
1.2 Crediti verso clientela	22.206.812	112.064	8.680	22.327.556
1.3 Titoli	3.552.947	484.312	22.010	4.059.269
2. Passivo	**26.005.443**	**1.175.347**	**200.802**	**27.381.592**
2.1 Debiti verso banche	4.916.496	906.625	146.566	5.969.687
2.2 Debiti verso clientela	13.580.608	96.117	53.317	13.730.042
2.3 Debiti rappresentati da titoli	6.602.422	123.963	509	6.726.894
2.4 Altri conti	905.917	48.642	410	954.969
3. Garanzie e impegni	**1.470.450**	**113.729**	**5.719**	**1.589.898**

.6 Distribuzione temporale delle attività e delle passività

ci/Durate residue	Durata determinata								
				oltre 1 anno fino a 5 anni		oltre 5 anni			
	a vista	fino a 3 mesi	oltre 3 mesi fino a 12 mesi	tasso fisso	tasso indi-cizzato	tasso fisso	tasso indi-cizzato	Durata indeter-minata	Totale Generale
Attivo	**5.422.281**	**6.669.041**	**7.360.296**	**5.494.640**	**4.308.218**	**2.099.372**	**4.279.626**	**1.487.018**	**37.120.492**
1 Titoli del Tesoro rifinanziabili	786	61.420	46.101	121.617	76.448	127.242	1.650	0	435.264
2 Crediti verso banche	221.161	628.407	736.596	0	14.522	0	0	237.452	1.838.138
3 *Crediti verso clientela*	5.041.776	3.332.809	3.164.223	2.699.519	3.033.666	579.102	3.227.118	1.249.343	22.327.556
4 Obbligazioni e altri titoli di debito	8.516	31.688	301.069	416.895	1.069.179	694.086	1.007.624	0	3.529.057
5 Operazioni "fuori bilancio"	150.042	2.614.717	3.112.307	2.256.609	114.403	698.942	43.234	223	8.990.477
. Passivo	**13.745.273**	**5.126.751**	**6.787.708**	**4.568.111**	**4.583.914**	**679.141**	**870.315**	**3.092**	**36.364.305**
1 Debiti verso banche	1.129.228	1.928.799	1.087.709	114.563	1.556.402	152.986	0	0	5.969.687
2 Debiti verso clientela	11.920.887	1.716.323	70.362	1.090	12.250	45	9.060	25	13.730.042
3 Debiti rappresentati da titoli									
- obbligazioni	46.368	8.125	1.083.355	1.532.881	2.541.061	137.250	270.838	0	5.619.878
- certificati di deposito	36.650	382.316	317.927	127.779	11.651	0	0	0	876.323
- altri titoli	230.693	0	0	0	0	0	0	0	230.693
4 Passività subordinate	0	0	0	0	400.000	0	547.205	0	947.205
5 Operazioni "fuori bilancio"	381.447	1.091.188	4.228.355	2.791.798	62.550	388.860	43.212	3.067	8.990.477

11.7 - Attività e passività in valuta

a) attività		**898.037**
1. Crediti verso banche	247.977	
2. Crediti verso clientela	495.062	
3. Titoli	149.343	
4. Partecipazioni	0	
5. Altri conti	5.655	
b) passività		**533.027**
1. Debiti verso banche	456.352	
2. Debiti verso clientela	76.675	
3. Debiti rappresentati da titoli	0	
4. Altri conti	0	

SEZIONE 12 - GESTIONE E INTERMEDIAZIONE PER CONTO TERZI

12.1 Negoziazione di titoli

a) acquisti		
1. regolati		-
2. non regolati		-
b) vendite		
1. regolate		
2. non regolate		-

12.2 Gestioni patrimoniali		**4.649.121**
1. titoli emessi dalla banca che redige il bilancio	1.390	
2. altri titoli	4.647.731	

12.3 Custodia e amministrazione di titoli

a) titoli di terzi in deposito (escluse gestioni patrimoniali)	**56.295.839**
b) titoli di terzi depositati presso terzi	**45.628.855**
c) titoli di proprietà depositati presso terzi	**7.629.648**

12.4 Incasso di crediti per conto di terzi: rettifiche dare e avere

a) rettifiche "dare"		**12.292.422**
1. conti correnti	130.496	
2. portafoglio centrale	8.033.282	
3. cassa	60	
4. *altri conti*	4.128.584	
B) *rettifiche* "avere"		**12.453.779**
1. conti correnti	5.194	
2. cedenti effetti e documenti	10.648.266	
3. altri conti	1.800.319	

12.5 Altre operazioni		**4.972.041**
- Ruoli esattoriali ricevuti e non ancora incassati	3.101.851	
- Operazioni di finanziamento gestite come capofila e altre	1.870.190	

Sintesi delle informazioni riguardanti le operazioni di cartolarizzazione eseguite da società del Gruppo

Nome della società veicolo: Perseo Finance Srl

Società Controllante: Cassa di Risparmio di Firenze SpA

Descrizione dell'operazione in essere
Cartolarizzazione di un portafoglio crediti in sofferenza di proprietà della Cassa di Risparmio di Firenze SpA, compiuta ai sensi della Legge n. 130/1999, in data 16/09/1999. L'ammontare delle sofferenze nette cartolarizzate è di 305,9 miliardi di lire, costitutiti da crediti garantiti da ipoteche (mutui e conti correnti ipotecari) per un ammontare netto di 81,7 miliardi di lire e da crediti non garantiti (conti correnti, linee di credito, anticipi su fatture, anticipi export, *specialprestiti) per un ammontare netto di 224,2 miliardi di lire.*
A fronte di tale portafoglio crediti la società veicolo ha pagato un corrispettivo di 243,5 miliardi di lire ed ha emesso obbligazioni per un ammontare complessivo di 129 milioni di Euro, così suddivisi:

Titoli classe A - tasso Euribor 6 mesi + 140 bp - rating emissione (Fitch/Moody's) A/A2	85 milioni di Euro
Titoli classe B - tasso 2% fisso - interamente sottoscritto dalla Cassa di Risparmio di Firenze SpA	44 milioni di Euro

I titoli di classe B sono subordinati al rimborso del capitale e degli interessi relativi alla classe A; entrambe le categorie di titoli hanno scadenza convenzionale all'anno 2015, con possibilità di rimborso anticipato in relazione all'evoluzione del portafoglio crediti ceduto.

Al 31/12/2001 i titoli della classe A sono stati rimborsati per un importo pari a 33 milioni di Euro. Per quanto riguarda l'andamento dell'operazione, si precisa che al 31/12/2001 il valore residuo dei crediti è sufficiente a rimborsare sia il capitale che gli interessi di tutte le obbligazioni emesse: di conseguenza i titoli della classe B nel portafoglio della Cassa di Risparmio di Firenze SpA sono stati *mantenuti* al valore di acquisto, non ravvisando necessità di svalutazione.

Nome della società veicolo: SICARC SpA

Società controllante: Società Italiana Gestione Crediti SpA (Roma)

Descrizione dell'operazione in essere
Cartolarizzazione di un portafoglio crediti in sofferenza di proprietà della Cassa di Risparmio di Mirandola SpA, compiuta ai sensi della Legge n. 130/1999, in data 16/09/1999. L'ammontare delle sofferenze nette cartolarizzate è di 5,7 miliardi di lire, costituiti da crediti garantiti da ipoteche (mutui e conti correnti ipotecari) per un ammontare netto di 1,6 miliardi di lire e da crediti non garantiti (conti correnti, linee di credito, anticipi su fatture, anticipi export, specialprestiti) *per un ammontare netto di 4,1 miliardi di lire.*

A fronte di tale portafoglio crediti la società veicolo ha pagato un corrispettivo di 800 milioni di lire ed ha emesso obbligazioni per un ammontare complessivo di 452.416 Euro, così suddivisi:

Titoli classe A - tasso 4% fisso	158.416 Euro
Titoli classe B - tasso 4% fisso - interamente sottoscritto dalla Cassa di Risparmio di Mirandola SpA	294.000 Euro

I titoli di classe B sono subordinati al rimborso del capitale e degli interessi relativi alla classe A; entrambe le categorie di titoli hanno scadenza 31/12/2007, con possibilità di rimborso anticipato in relazione all'evoluzione del portafoglio crediti ceduto. Gli interessi saranno pagati in un'unica soluzione, alla data di scadenza del prestito.

Per quanto riguarda l'andamento dell'operazione, si precisa che i recuperi effettuati alla data di chiusura dell'esercizio, pari a 238 milioni di lire, nonché la performance complessiva del portafoglio crediti cartolarizzato è tale da renderne il valore residuo idoneo a garantire il rimborso ed il pagamento delle cedole delle obbligazioni emesse; di conseguenza non è stata operata alcuna rettifica di valore sui titoli di classe B detenuti dalla Cassa di Risparmio di Mirandola SpA.

Nome della società veicolo: ISIS Factor SpA

Società controllante: BNP Paribas SA

Descrizione dell'operazione in essere
Cartolarizzazione di un portafoglio crediti di proprietà della Findomestic Banca SpA compiuta ai sensi della Legge n. 130/1999, nel mese di luglio 1998. L'ammontare dei crediti netti ceduti al 31/12/2001 è di 210.609 milioni di lire e sono possibili ulteriori cessioni di crediti aventi caratteristiche similari fino a tutto l'anno 2003.
Il portafoglio crediti ceduto, costituito da crediti al consumo non in sofferenza, è caratterizzato da una redditività molto elevata, la quale implica una limitata esigenza di linee di credito di liquidità da parte del cessionario.
A fronte di tale portafoglio crediti la società veicolo ha pagato un corrispettivo pari al valore nominale dei crediti ceduti, maggiorato di un premio di vendita da corrispondersi trimestralmente, commisurato alla performance dei crediti stessi.
La ISIS Factor SpA ha ottenuto i mezzi finanziari per operare il suddetto acquisto mediante la stipula di due finanziamenti, un "senior loan" erogato dalla BNP Paribas SA della durata di 12 mesi rinnovabile ogni anno ed un "junior loan" di 3 miliardi di lire erogato dalla Findomestic Banca SpA, della stessa durata. I pagamenti relativi ad entrambi i prestiti possono essere fatti valere soltanto sugli incassi derivanti dai crediti ceduti ed il finanziatore non ha la possibilità di rivalersi sul patrimonio *della società veicolo in caso di insolvenza, se non per quanto riguarda la liquidità derivante dal portafoglio ceduto.*
Il "junior loan" ha natura subordinata rispetto alle altre forme di finanziamento ottenute dal veicolo; la Findomestic Banca SpA potrà pertanto essere rimborsata sia nel capitale che negli interessi soltanto dopo che il "senior loan" sarà stato integralmente rimborsato.
La BNP Paribas SA ha inoltre emesso delle Crediti Link Notes legate al portafoglio ceduto, che sono state sottoscritte da una seconda società veicolo, la Dolfin n.1 ltd, con sede a Jersey. Quest'ultima ha reperito la liquidità mediante una emissione di Asset Backed Notes, che sono state collocate presso investitori istituzionali.
I titoli emessi hanno le seguenti caratteristiche:

Dolfin Asset Backed Note Classe A - tasso Euribor 3 mesi + 17 bp - rating Fitch AAA Moody's Aaa
Dolfin Asset Backed Note Classe B - tasso Euribor 3 mesi + 40 bp - rating Fitch AAA Moody's A2

La dinamica degli incassi e delle valutazioni del portafoglio crediti ceduto ad oggi fanno ritenere che sia il senior che il junior loan saranno regolarmente rimborsati, pertanto non si è resa necessaria alcuna svalutazione del credito vantato dalla Findomestic Banca SpA nei confronti della società veicolo.

Nome della società veicolo: Findomestic Securitisation Vehicle

Società controllante: Finanziaria Internazionale Securitisation Group SpA

Descrizione dell'operazione in essere
Cartolarizzazione di un portafoglio crediti di proprietà della Findomestic Banca SpA compiuta ai sensi della Legge n. 130/1999, nel mese di dicembre 2000. L'ammontare dei crediti netti ceduti al 31/12/2001 è di 644.868 milioni di lire e sono possibili ulteriori cessioni di crediti aventi caratteristiche similari, fino a tutto l'anno 2008.
Il portafoglio crediti ceduto è costituito da crediti al consumo rappresentati dall'utilizzo della carta di credito emessa dalla Findomestic Banca SpA e denominata "Carta Aura" e corrispondente a 454.000 utilizzi di carte di credito fino al 01/12/2001.
A fronte di tale portafoglio crediti la società veicolo ha pagato un corrispettivo pari al valore nominale dei crediti ceduti, maggiorato di un premio di vendita da corrispondersi trimestralmente, commisurato alla performance dei crediti stessi.
La società veicolo ha ottenuto i mezzi finanziari per operare il suddetto acquisto mediante l'emissione di titoli "senior" (classe A), titoli "mezzanine" (classi B e C) e titoli "junior" (classe D) aventi le seguenti caratteristiche:

Findomestic securitisation calsse A - tasso Euribor 3 mesi + 0,30% p.a. - rating S&P AAA Fitch AAA
Findomestic securitisation calsse B - tasso Euribor 3 mesi + 0,75% p.a. - rating S&P A Fitch A
Findomestic securitisation calsse C - tasso Euribor 3 mesi + 1,50% p.a. - rating S&P BBB Fitch BBB
Findomestic securitisation calsse D - tasso excess spread su performance - senza rating

I titoli di classe superiore hanno precedenza nel rimborso del capitale e degli interessi rispetto a quelli di classe inferiore; i titoli di classe A, B e C sono stati collocati presso investitori istituzionali, mentre quelli di classe D sono stati interamente sottoscritti dalla Findomestic Banca SpA. Tutti i titoli hanno una durata di 8 anni con facoltà di rimborso anticipato a partire da quinto anno dall'emissione, avvenuta il 28/12/2000.

La dinamica degli incassi e delle valutazioni del portafoglio crediti ceduto ad oggi fanno ritenere che i titoli ed i relativi interessi saranno regolarmete rimborsati, pertanto non si è resa necessaria alcune svalutazione dei titoli junior detenuti *dalla Findomestic Banca SpA* .

NOTA INTEGRATIVA

PARTE C

INFORMAZIONI SUL CONTO ECONOMICO CONSOLIDATO

SEZIONE 1 - GLI INTERESSI

1.1 Composizione della Voce 10 "Interessi attivi e proventi assimilati"			**1.925.817**
a) **su crediti verso banche**		**49.403**	
- di cui: su crediti verso banche centrali	11.438		
b) **su crediti verso clientela**		**1.680.690**	
- di cui: su crediti con fondi di terzi in amministrazione	0		
c) **su titoli di debito**		**193.168**	
d) **altri interessi attivi**		**2.556**	
e) **saldo positivo dei differenziali su operazioni "di copertura"**		**0**	

1.2 Composizione della Voce 20 "Interessi passivi e oneri assimilati"			**842.653**
a) **su debiti verso banche**		**283.919**	
b) **su debiti verso clientela**		**259.311**	
c) ***su debiti rappresentati da titoli***		**274.025**	
- di cui: su certificati di deposito	35.306		
d) **su fondi di terzi in amministrazione**		**0**	
e) **su passività subordinate**		**767**	
f) **saldo negativo dei differenziali su operazioni di "copertura"**		**24.038**	
g) **altri**		**593**	

1.3 Dettaglio della Voce 10 " Interessi attivi e proventi assimilati"		
a) **su attività in valuta**		**46.737**
- banche	8.318	
- clientela ordinaria	31.932	
- titoli in valuta	6.487	

1.4 Dettaglio della Voce 20 " Interessi passivi e oneri assimilati"		
a) **su passività in valuta**		**62.677**
- banche	60.303	
- clientela ordinaria	2.374	

SEZIONE 2 - LE COMMISSIONI

2.1 Composizione della Voce 40 "Commissioni attive" 558.774

a) garanzie rilasciate				12.360
b) derivati su crediti				0
c) servizi di gestione, intermediazione e consulenza:				222.667
1. *negoziazione di titoli*			477	
2. negoziazione di valute			8.591	
3. gestioni patrimoniali:			49.920	
3.1. individuali		49.920		
3.2. collettive		0		
4. custodia e amministrazione di titoli			6.750	
5. banca depositaria			7.109	
6. *collocamento di titoli*			9.237	
7. raccolta di ordini			9.981	
8. attività di consulenza			0	
9. distribuzione di servizi di terzi:			130.602	
9.1. gestioni patrimoniali		405		
a) individuali	405			
b) collettive	0			
9.2. prodotti assicurativi		43.390		
9.3. altri prodotti		86.807		
d) servizi di incasso e pagamento				114.790
e) servizi di servicing per operazioni di cartolarizzazione				21.564
f) esercizio di esattorie e ricevitorie				55.440
g) altri servizi				131.953

2.2 Dettaglio della Voce 40 "Commissioni attive"

a) presso propri sportelli:		175.028
1. gestioni patrimoniali	30.502	
2. collocamento di titoli	13.966	
3. servizi e prodotti di terzi	130.560	
b) offerta fuori sede:		42
1. gestioni patrimoniali	0	
2. collocamento di titoli	0	
3. servizi e prodotti di terzi	42	

2.3 Composizione della Voce 50 "Commissioni passive" 92.807

a) garanzie ricevute			1.166
b) derivati su crediti			0
c) servizi di gestione, intermediazione e consulenza:			13.104
1. negoziazione di titoli		1.177	
2. negoziazione di valute		10	
3. gestioni patrimoniali:		9.532	
3.1. portafoglio proprio	740		
3.2. portafoglio di terzi	8.792		
4. custodia e amministrazione di titoli		1.551	
5. *collocamento di titoli*		177	
6. offerta fuori sede di titoli, prodotti e servizi		657	
d) servizi di incasso e pagamento			26.778
e) altri servizi			51.759

SEZIONE 3 - I PROFITTI E LE PERDITE DA OPERAZIONI FINANZIARIE

3.1 - Composizione della voce 60 "Profitti/perdite da operazioni finanziarie" **26.115**

Voci/Operazioni	Operazioni su titoli	Operazioni su valute	Altre operazioni
A.1 Rivalutazioni	12.131	0	0
A.2 Svalutazioni	*-24.850*	*0*	*-56*
B. Altri profitti/perdite	19.400	18.035	1.455
TOTALI	**6.681**	**18.035**	**1.399**
1. Titoli di Stato	20.943		
2. Altri titoli di debito	-6.682		
3. Titoli di capitale	-13.884		
4. Contratti derivati su titoli	6.304		

SEZIONE 4 - LE SPESE AMMINISTRATIVE

4.1 Numero medio dei dipendenti per categoria

	2001	*2000*
a) dirigenti	61	48
b) funzionari	580	566
c) restante personale	4.645	4.561
Totale Società consolidate integralmente	5.286	5.175
a) dirigenti	18	2
b) funzionari	157	14
c) restante personale	1.526	165
Totale Società consolidate prorporzionalmente	1.701	181
Totale generale Gruppo	6.987	5.356

L'incremento del numero medio di dipendenti delle società consolidate col metodo proporzionale è dovuto all'ingresso nel perimetro del Gruppo delle società appartenenti al Gruppo Findomestic. A tal proposito si precisa che il personale della Findomestic Banca SpA è aumentato di n. 110 unità rispetto all'esercizio precedente.

Le spese per il personale ammontano a 695.705 milioni di lire, con un incremento di 20.998 milioni di lire, pari al 3,11%, rispetto al dato al 31 dicembre 2000 determinato su base pro-forma. Tale aumento deriva dalla rilevazione del premio di produttività relativo anche all'anno in corso, con maggiori costi complessivamente pari ad oltre 20 miliardi di lire.

La sottovoce "altre spese amministrative" ha avuto un incremento di circa 10 miliardi di lire rispetto al dato dell'esercizio 2000 determinato su base pro-forma; tale incremento è da ricondursi essenzialmente all'espansione dell'attività del Gruppo Findomestic, che ha registrato un aumento della suddetta sottovoce di circa 20 miliardi di lire rispetto all'esercizio 2000.

Composizione della voce 80 b "Altre spese amministrative"

Spese per servizi professionali	42.295
Spese per acquisto di beni e servizi non professionali	76.833
Fitti e canoni passivi	72.447
Premi per assicurazioni	13.486
Imposte indirette e tasse	99.996
Altre spese amministrative	97.687
Totale voce 80 b "Altre spese amministrative"	**402.744**

SEZIONE 5 - LE RETTIFICHE, LE RIPRESE E GLI ACCANTONAMENTI

Composizione della voce 90 "Rettifiche di valore su immobilizzazioni immateriali e materiali"			**161.088**
Ammortamento di immobilizzazioni materiali		65.117	
Ammortamento di immobilizzazioni immateriali		57.770	
Ammortamento differenze positive di consolidamento		37.853	
Ammortamento differenze positive di patrimonio netto		348	

Composizione della voce 100 "Accantonamenti per rischi ed oneri"			**31.876**
La voce si riferisce ad accantonamenti per:			
oneri relativi al personale		7.046	
oneri per controversie legali		5.902	
oneri per impegni relativi a crediti cartolarizzati		4.800	
oneri per revocatorie		3.485	
altri accantonamenti		10.643	

5.1 - Composizione della voce 120 "Rettifiche di valore su crediti e accantonamenti per garanzie e impegni"			**169.649**
a) rettifiche di valore su crediti		**169.470**	
di cui:			
- rettifiche forfettarie per rischio paese	152		
- *altre rettifiche forfettarie*	6.844		
b) accantonamenti per garanzie e impegni		**179**	
di cui:			
- accantonamenti forfettari per rischio paese	76		
- altri accantonamenti forfettari	103		

Composizione della voce 130 "Riprese di valore su crediti e su accantonamenti per garanzie e impegni"			**73.898**
a) su clientela:		**73.523**	
sofferenze	22.218		
altri crediti dubbi	18.863		
interessi di mora su sofferenze	4.799		
svalutazioni forfettarie	27.643		
b) su banche		**375**	
svalutazioni analitiche			
svalutazioni forfettarie	375		

Composizione della voce 140 del conto economico "Accantonamenti ai fondi rischi su crediti" **30.193**

L'importo del suddetto accantonamento, effettuato in sospensione d'imposta ai sensi dell'articolo 71 del DPR 917/1986, è relativo a crediti in conto capitale ed ai crediti per interessi di mora maturati nell'esercizio e per i quali non sono ad oggi previste perdite.

Composizione della voce 150 "Rettifiche di valore su immobilizzazioni finanziarie"			**7.523**
rettifiche di valore su partecipazioni in imprese del gruppo		24	
rettifiche di valore su altre partecipazioni		7.499	

Composizione della voce 160 "Riprese di valore su immobilizzazioni finanziarie"			**2.038**
riprese di valore su partecipazioni in imprese del gruppo		1.202	
riprese di valore su altre partecipazioni		836	

Composizione della voce 170 "Utili (Perdite) delle partecipazioni valutate al patrimonio netto"			**19.185**
a) Utili delle partecipazioni valutate al patrimonio netto		**19.691**	
partecipazioni del gruppo	5.878		
altre partecipazioni	13.813		
b) Perdite delle partecipazioni valutate al patrimonio netto		**-506**	
partecipazioni del gruppo	-506		
altre partecipazioni	0		

Voce 230 "Variazione del Fondo per rischi bancari generali" **12.328**

La suddetta variazione, avente segno positivo, deriva dall'obbligo di utilizzare, in base a quanto richiesto dalla vigente normativa fiscale relativamente alla copertura delle perdite su crediti (articolo 71 del DPR n. 917/1986), la quota di tale fondo fiscalmente in sospensione d'imposta riferita ad accantonamenti per rischi su crediti in conto capitale, iscritta in bilancio a seguito dell'incorporazione da parte della Capogruppo del Credito Fondiario Toscano SpA, avvenuta con effetto 1° gennaio 2001.

SEZIONE 6 - ALTRE VOCI DEL CONTO ECONOMICO

In accordo con quanto riportato nella nota tecnica diffusa dalla Banca d'Italia in data 25/10/2000, nel presente bilancio viene fornita specifica evidenza dei ricavi e dei costi connessi agli investimenti di pertinenza dei Fondi Integrativi di Previdenza "interni", tramite l'inserimento nello schema di conto economico delle Voci 65 - "Ricavi su investimenti dei fondi di quiescenza e per obblighi simili" e 85 - "Accantonamenti dei ricavi su investimenti dei fondi di quiescenza e per obblighi simili", aventi l'identico saldo di 3.017 milioni di lire. Secondo quanto richiesto dalla suddetta nota tecnica viene inoltre fornita, nella presente sezione della nota integrativa, la composizione della Voce 65.

Composizione della voce 65 "Ricavi su investimenti dei fondi di quiescenza e per obblighi simili"			**3.017**
Interessi attivi su titoli		9.853	
Premi su opzioni (al netto dei premi pagati)		10.128	
Accantonamento al Fondo per rischi ed oneri per operazioni fuori bilancio del FIP		-1.177	
Pagamento imposta sostitutiva ex Legge n. 239/96		-54	
Svalutazione dei titoli non immobilizzati		-9.261	
Rivalutazione dei titoli non immobilizzati		569	
Altri ricavi netti di pertinenza del FIP		-7.041	

6.1 Composizione della voce 70 "Altri proventi di gestione"			**239.101**
Recupero spese su depositi a risparmio e su conto creditori		86.120	
Recupero spese da clientela per:		79.518	
- bolli su documenti contabili	70.657		
- crediti in sofferenza	3.812		
- altri recuperi	5.049		
Proventi per commesse software		51.126	
Fitti attivi su immobili		5.527	
Recupero spese per il personale distaccato presso altre società		4.735	
Proventi diversi		12.075	

6.2 Composizione della voce 110 "Altri oneri di gestione"		**83.952**
Oneri per acquisizione affari e servizi	8.876	
Premi pagati per opzioni	13.904	
Retrocessioni e abbuoni alla clientela	201	
Canoni passivi immobilizzazioni in leasing	785	
Costi industriali delle società strumentali	58.767	
Altri oneri di gestione	1.419	

6.3 Composizione della voce 190 "Proventi straordinari"		**51.243**
Utilizzo dei Fondi rischi su crediti (voce 90 del passivo) e di altri fondi divenuti esuberanti	11.431	
Utili da realizzi di immobilizzazioni materiali	15.659	
Utili da realizzi di titoli immobilizzati	7.808	
Rivalutazione delle rimanenze iniziali dei titoli non immobilizzati quotati derivante dal cambiamento dei criteri di contabilizzazione e valutazione dei titoli	5.228	
Utili da realizzi di partecipazioni	3.478	
Altre sopravvenienze attive	7.639	

6.4 Composizione della voce 200 "Oneri straordinari"		**23.654**
Oneri per esodi incentivati in seguito a ristrutturazioni interne	9.392	
Perdite per rapina in franchigia assicurativa	1.149	
Ripianamento perdite società partecipate	1.061	
Aggiustamento da consolidamento	8.018	
Altre sopravvenienze passive	4.034	

6.5 Composizione della voce 240 "Imposte sul reddito dell'esercizio"		**193.637**
1. Imposte correnti	184.682	
2. Variazione delle imposte anticipate	3.839	
3. Variazione delle imposte differite	5.116	
4. Imposte sul reddito dell'esercizio (1 +/-2 -/+3)	193.637	

SEZIONE 7 - ALTRE INFORMAZIONI SUL CONTO ECONOMICO

7.1 Distribuzione territoriale dei proventi

La società non svolge attività bancaria al di fuori dello Stato Italiano, non avendo filiali estere; tutti i proventi sono pertanto attribuibili al mercato nazionale.

GRUPPO CASSA DI RISPARMIO DI FIRENZE

NOTA INTEGRATIVA
PARTE D

Altre informazioni

SEZIONE 1 - GLI AMMINISTRATORI E I SINDACI

1.1 Compensi	
a) amministratori	5.681
b) sindaci	1.247
1.2 Crediti e garanzie rilasciate	
a) amministratori	350.015
b) sindaci	10.488

ALLEGATI AL BILANCIO CONSOLIDATO

ONTO ECONOMICO CONSOLIDATO RICLASSIFICATO

VOCI	31/12/2001		31/12/2000 pro-forma		VARIAZIONI importi	%
10 *Interessi attivi e proventi assimilati*		1.925.817		1.754.631	171.186	9,76
0 Interessi passivi e oneri assimilati		-842.653		-768.715	-73.938	9,62
0 Dividendi ed altri proventi		31.687		18.094	13.593	75,12
Margine di interesse		**1.114.851**		**1.004.010**	**110.841**	**11,04**
0 Commissioni attive		558.774		558.383	391	0,07
50 Commissioni passive		-92.807		-79.843	-12.964	16,24
60 Profitti (perdite) da operazioni finanziarie		26.115		36.387	-10.272	-28,23
0 *Altri proventi di gestione*		239.101		220.989	18.112	8,20
10 Altri oneri di gestione		-83.952		-72.915	-11.037	15,14
70 Utile delle partecipazioni valutate al patrimonio netto		19.185		68.133	-48.948	-71,84
Margine d'intermediazione		**1.781.267**		**1.735.144**	**46.123**	**2,66**
0 Spese amministrative		-1.098.449		-1.067.446	-31.003	2,90
- spese per il personale	-695.705		-674.707		-20.998	3,11
- altre spese amministrative	-402.744		-392.739		-10.005	2,55
0 Rettifiche di valore su *immobilizzazioni immateriali e materiali* (escluso l'ammortamento delle differenze positive di consolidamento e di patrimonio netto)		-122.887		-117.536	-5.351	4,55
Risultato di gestione		**559.931**		**550.162**	**9.769**	**1,78**
90 Ammortamento delle differenze positive di consolidamento e di patrimonio netto		-38.201		-40.433	2.232	-5,52
00 Accantonamenti per rischi ed oneri		-31.876		-24.939	-6.937	27,82
20 Rettifiche *di valore su crediti e accantonamenti* per garanzie e impegni		-169.649		-192.019	22.370	-11,65
130 Riprese di valore su crediti e su accantonamenti per garanzie e impegni		73.898		73.286	612	0,84
40 Accantonamenti ai Fondi rischi su crediti		-30.193		-8.672	-21.521	248,17
50 Rettifiche di valore su immobilizzazioni finanziarie		-7.523		-4.934	-2.589	52,47
160 Riprese di valore su immobilizzazioni finanziarie		2.038		7	2.031	29.014,29
80 Utile delle attività ordinarie		**358.425**		**352.458**	**5.967**	**1,69**
190 Proventi straordinari		51.243		83.257	-32.014	-38,45
200 Oneri straordinari		-23.653		-54.874	31.221	-56,90
30 Variazione del Fondo per rischi bancari generali		12.328		-6.238	18.566	-297,63
Utile al lordo delle imposte		**398.343**		**374.603**	**23.740**	**6,34**
40 *Imposte sul reddito dell'esercizio*		-193.637		-175.032	-18.605	10,63
50 Utile d'esercizio di pertinenza di terzi		-23.803		-18.773	-5.030	26,79
230 Utile d'esercizio		**180.903**		**180.798**	**105**	**0,06**

LLE VARIAZIONI DEI CONTI CAPITALE, RISERVE, DIFFERENZE NEGATIVE DI CONSOLIDAMENTO E DI PATRIMONIO NETTO, FONDO PER RISCHI BANCARI GENERALI CIZIO

	CAPITALE	SOVRAPPREZZI DI EMISSIONE	RISERVA LEGALE	RISERVA PER AZIONI O QUOTE PROPRIE	RISERVE STATUTARIE	ALTRE RISERVE	DIFFERENZE NEGATIVE DI CONSOLIDAMENTO E DI PATRIMONIO NETTO	FONDO PER RISCHI BANCARI GENERALI	RISERVE DI RIVALUTAZIONE	UTILE D'ESERCIZIO	TOTALE
ıbre 2000	**1.065.367**	**632**	**216.304**	**659**	**31.933**	**57.313**	**11.739**	**110.749**	**13.735**	**183.171**	**1.691.602**
le dell'esercizio 2000 della Capogruppo			1.193			44.589				-154.617	-108.835 (*)
e sociale *mediante utilizzo della riserva statutaria in* ɪione gratuita di n. 500 azioni a 3.758 dipendenti della	1.879				-1.879						0
e sociale, delle riserve e del fondo per rischi bancari generali della ıito alla fusione per incorporazione del Credito Fondiario Toscano SpA, agosto 2001.	18.990					16.846	-7.274	28.628	-5.523		51.667
erva per azioni proprie, a fronte delle azioni della Capogruppo consolidate, mediante l'utilizzo della riserva di consolidamento				13.126		-13.126					0
e Statutarie dei "Resti di vendita su pegno prescritti" ul pegno					223						223
erve di rivalutazione della Capogruppo, in seguito alla rivalutazione ɪumentali, effettuata in applicazione della *Legge n. 342/2000*									94.851		94.851
lla Capogruppo della quota in sospensione d'imposta del fondo per rali incorporato dal Credito Fondiario Toscano SpA, come richiesto omma, del DPR 917/1986.								-12.328			-12.328
ni delle interessenze ed altri movimenti di consolidamento			-926		3.615	-6.334	-2.063		44	-28.554	-34.218
2001										180.903	180.903
nbre 2001	**1.086.236**	**632**	**216.571**	**13.785**	**33.892**	**99.288**	**2.402**	**127.049**	**103.107**	**180.903**	**1.863.865**

dell'utile della Capogruppo a:	
lividendi	106.537
osizione dell'Assemblea	2.298
	108.835

RENDICONTO FINANZIARIO CONSOLIDATO

	31 dicembre 2001		31 dicembre 2000	
Fondi generati e raccolti				
Fondi generati dalla gestione reddituale:				
Utile d'esercizio		180.903		183.171
Accantonamenti a:		411.128		378.563
- Fondi trattamento di fine rapporto	40.179		51.486	
- Fondi rischi su crediti	42.758		21.768	
- Fondo per rischi bancari generali	28.626		5.649	
- Fondi di quiescenza e per obblighi simili	8.692		69.332	
- Fondi imposte e tasse	248.590		192.169	
- Altri fondi	42.283		38.159	
Rettifiche di valore su:		168.552		129.561
- Partecipazioni	7.523		4.155	
- Immobilizzazioni immateriali	57.773		38.576	
- Immobilizzazioni materiali	65.055		60.669	
- Differenze positive di consolidamento	37.853		25.956	
- Differenze positive di patrimonio netto	348		205	
Totale fondi generati dalla gestione		760.583		691.295
Incremento (decremento) di altre passività:		2.674.968		1.630.741
- Debiti verso banche	2.802.178		885.349	
- Passività subordinate	267.205		0	
- Altre passività	(357.886)		623.084	
- Ratei e risconti passivi	17.544		32.757	
- Patrimonio di pertinenza di terzi	(44.736)		90.227	
- Differenze negative di consolidamento e patrimonio netto	(9.337)		(676)	
Incremento (decremento) della raccolta:		496.333		1.264.968
- Debiti verso clientela e fondi di terzi in amministrazione	597.976		1.147.750	
- Debiti rappresentati da titoli	(101.643)		117.218	
Aumenti del capitale sociale e delle riserve		223		207
- Apporto alle riserve statutarie dei resti di vendita su pegno prescritti	223		207	
TOTALE FONDI GENERATI E RACCOLTI		3.932.107		3.587.211
Fondi utilizzati e impiegati				
Utilizzo di fondi generati dalla gestione reddituale:		259.380		264.441
- Utilizzo dei Fondi trattamento di fine rapporto	27.770		57.931	
- Utilizzo dei Fondi rischi su crediti	29.930		37.096	
- Utilizzo dei Fondi per rischi bancari generali	12.328		0	
- Utilizzo dei Fondi di quiescenza e per obblighi simili	13.595		19.116	
- Utilizzo dei Fondi imposte e tasse	169.698		125.037	
- Utilizzo di altri Fondi	6.059		25.261	
Incremento (decremento) di altre attività:		735.028		776.728
- Partecipazioni	(19.074)		158.294	
- Immobilizzazioni materiali	174.642		45.945	
- Immobilizzazioni immateriali	81.511		70.484	
- Differenze positive di consolidamento	118.972		130.416	
- Differenze positive di patrimonio netto	1.433		(24.287)	
- Altre attività	325.114		371.202	
- Ratei e risconti attivi	52.430		24.674	
Incremento (decremento) degli impieghi:		2.907.544		2.473.081
- Cassa e disponibilità presso banche centrali	142.844		19.647	
- Titoli di proprietà e certificati di deposito	(1.027.038)		(549.732)	
- Crediti verso banche	(208.609)		(573.074)	
- Crediti verso clientela	4.000.347		3.576.240	
Variazioni del patrimonio netto		30.155		72.961
- Utile della Capogruppo distribuito agli azionisti	106.537		74.468	
- Utile della Capogruppo destinato al Fondo a disposizione dell'Assemblea	2.298		2.055	
- Variazioni delle interessenze ed altri movimenti di consolidamento	(78.680)		(3.562)	
TOTALE FONDI UTILIZZATI E IMPIEGATI		3.932.107		3.587.211

La quota parte delle variazioni generate dalla variazione del perimetro del Gruppo è indicata nelle singole sezioni della nota integrativa consolidata.

RACCORDO TRA PATRIMONIO NETTO E UTILE D'ESERCIZIO DELLA CASSA DI RISPARMIO DI FIRENZE SPA ED I CORRISPONDENTI VALORI DEL BILANCIO CONSOLIDATO

Descrizione	31 dicembre 2001 Patrimonio Netto	31 dicembre 2001 Utile d'esercizio	31 dicembre 2000 Patrimonio Netto	31 dicembre 2000 Utile d'esercizio
Capitale Sociale	1.086.236		1.065.367	
Azioni proprie in portafoglio	-847			
Sovrapprezzi di emissione	632		632	
Riserve	326.381		265.413	
Fondo per rischi bancari generali	120.969		100.000	
Fondi rischi su crediti	40.559		22.138	
Riserve di rivalutazione	100.375			
Utile d'esercizio		164.425		154.617
Totale Cassa di Risparmio di Firenze SpA	**1.674.305**	**164.425**	**1.453.550**	**154.617**
Riserva di consolidamento e quota di pertinenza delle altre riserve	-25.424		-8.488	
Azioni della Capogruppo detenute da società incluse nel consolidamento integrale o proporzionale	-12.938		-659	
Fondo per rischi bancari generali di pertinenza del Gruppo	6.080		10.750	
Riserve di rivalutazione comprese nel patrimonio di pertinenza di terzi	2.732		13.735	
Fondi rischi su crediti delle società consolidate integralmente	38.740		46.006	
Utilizzo dei Fondi rischi su crediti per compensazione delle differenze positive di consolidamento	-10.619		-12.391	
Differenze negative di consolidamento	7.491		7.491	
Differenze positive di consolidamento e relativo ammortamento	-281.552	-37.853	-200.433	-25.956
Utili netti delle società consolidate col metodo integrale o proporzionale		105.997		39.350
Attribuzione degli utili netti a terzi		-23.000		-15.272
Svalutazione parziale dell'onere di acquisizione del controllo della Cassa di Risparmio di Civitavecchia SpA		0		-16.228
Eliminazione dei dividendi infragruppo		-28.987		-17.291
Eliminazione delle rettifiche di valore su partecipazioni in imprese del Gruppo		0		224
Totale società consolidate con il metodo integrale o proporzionale	**-275.490**	**16.157**	**-143.989**	**-35.173**
Riserva di consolidamento	55.206		49.283	
Differenze negative di patrimonio netto	1.870		4.248	
Differenze positive di patrimonio netto e relativo ammortamento	-1.375	-348	-605	-205
Eliminazione dei dividendi infragruppo		-17.713		-16.702
Eliminazione delle perdite su partecipazioni		0		447
Eliminazione delle riprese di valore su partecipazioni valutate col metodo del patrimonio netto		0		-7.662
Utili netti delle società valutate con il metodo del patrimonio netto		19.185		88.847
Attribuzione degli utili netti a terzi		-803		-998
Totale società consolidate con il metodo del patrimonio netto	**55.701**	**321**	**52.926**	**63.727**
Totale Gruppo Cassa di Risparmio di Firenze	**1.454.516**	**180.903**	**1.362.487**	**183.171**

Il Patrimonio netto consolidato del Gruppo Cassa di Risparmio di Firenze risulta pertanto così composto:

Capitale	1.086.236		1.065.367	
Sovrapprezzi di emissione	632		632	
Riserva legale	216.571		216.304	
Riserva per azioni o quote proprie	13.785		659	
Riserve statutarie	33.892		31.933	
Altre riserve	99.288		57.313	
Azioni o quote proprie	-13.785		-659	
Fondo per rischi bancari generali	127.049		110.749	
Riserve di rivalutazione	103.107		13.735	
Fondi rischi su crediti	68.581		55.753	
Differenze positive di consolidamento	-281.552		-200.433	
Differenze negative di consolidamento	217		7.491	
Differenze positive di patrimonio netto	-1.690		-605	
Differenze negative di patrimonio netto	2.185		4.248	
Utile d'esercizio		180.903		183.171
Totale	**1.454.516**	**180.903**	**1.362.487**	**183.171**

BILANCIO CONSOLIDATO IN MIGLIAIA DI EURO

STATO PATRIMONIALE CONSOLIDATO

VOCI DELL'ATTIVO	31 dicembre 2001		31 dicembre 2000 pro -forma		31 dicembre 2000	
10 Cassa e disponibilità presso banche centrali e uffici postali		147.813		77.382		74.040
20 Titoli del Tesoro e valori assimilati ammissibili al rifinanziamento presso banche centrali		224.795		450.954		445.607
30 Crediti verso banche		949.319		878.904		1.057.057
(a) a vista	106.176		264.214		266.065	
(b) altri crediti	843.143		614.690		790.992	
40 Crediti verso clientela		11.531.220		11.120.163		9.465.214
di cui:						
- fondi di terzi in amministrazione	*1.128*		1.237		*1.237*	
50 Obbligazioni e altri titoli di debito		1.822.607		1.927.843		1.916.759
(a) di emittenti pubblici	1.511.147		1.547.061		1.530.364	
(b) di banche	195.514		270.838		277.161	
di cui:						
- titoli propri	53.362		124.794		*124.794*	
(c) di enti finanziari	60.114		41.672		41.289	
(d) di altri emittenti	55.831		68.270		67.946	
60 Azioni, quote e altri titoli di capitale		49.037		264.824		264.520
70 Partecipazioni		359.600		304.834		380.725
(a) valutate al patrimonio netto	101.497		99.166		177.983	
(b) altre	258.103		205.668		202.741	
80 Partecipazioni in imprese del gruppo		23.770		16.280		15.685
(a) valutate al patrimonio netto	18.068		14.438		14.438	
(b) altre	5.702		1.843		1.247	
90 Differenze positive di consolidamento		145.409		169.854		103.515
100 Differenze positive di patrimonio netto		873		312		312
110 Immobilizzazioni immateriali		61.920		54.834		49.660
di cui:						
- costi d'impianto	24		49		49	
- avviamento	2.505		4		4	
120 Immobilizzazioni materiali		361.678		331.973		305.081
140 Azioni o quote proprie (valore nominale 3.317)		7.119		859		340
150 Altre attività		1.262.140		986.721		1.094.233
160 Ratei e risconti attivi		105.636		105.657		78.558
(a) ratei attivi	76.557		85.054		75.445	
(b) risconti attivi	29.079		20.603		3.114	
di cui:						
- disaggio di emissione titoli	*0*		*269*		*269*	
TOTALE DELL'ATTIVO		17.052.937		16.691.394		15.251.308

BILANCIO CONSOLIDATO IN MIGLIAIA DI EURO

STATO PATRIMONIALE CONSOLIDATO

VOCI DEL PASSIVO	31 dicembre 2001		31 dicembre 2000 pro - forma		31 dicembre 2000	
10 Debiti verso banche		**3.083.086**		**2.813.228**		**1.635.882**
(a) a vista	856.186		508.787		490.072	
(b) a termine o con preavviso	2.226.900		2.304.441		1.145.810	
20 Debiti verso clientela		**7.090.975**		**6.853.701**		**6.781.651**
(a) a vista	6.156.029		5.869.991		5.826.256	
(b) a termine o con preavviso	934.946		983.710		955.395	
30 Debiti rappresentati da titoli		**3.474.152**		**3.586.925**		**3.526.645**
(a) obbligazioni	2.902.425		2.783.516		2.733.358	
(b) certificati di deposito	452.583		650.926		640.804	
(c) altri titoli	119.143		152.483		152.483	
40 Fondi di terzi in amministrazione		**4.010**		**4.505**		**4.505**
50 Altre passività		**1.178.286**		**1.436.453**		**1.362.973**
60 Ratei e risconti passivi		**104.315**		**129.241**		**95.254**
(a) ratei passivi	80.483		106.586		87.159	
(b) risconti passivi	23.832		22.655		8.094	
70 Trattamento di fine rapporto di lavoro subordinato		**139.957**		**134.588**		**127.187**
80 Fondi per rischi ed oneri		**342.913**		**311.459**		**292.451**
(a) fondi di quiescenza e per obblighi simili	153.578		156.900		156.110	
(b) fondi imposte e tasse	127.285		101.614		86.559	
(c) altri fondi	62.050		52.945		49.782	
90 Fondi rischi su crediti		**35.419**		**27.964**		**28.794**
100 Fondo per rischi bancari generali		**65.615**		**57.413**		**57.197**
110 Passività subordinate		**489.190**		**376.191**		**351.191**
120 Differenze negative di consolidamento		**112**		**3.869**		**3.869**
130 Differenze negative di patrimonio netto		**1.128**		**928**		**2.194**
140 Patrimonio di pertinenza di terzi		**148.029**		**166.451**		**171.134**
150 Capitale		**560.994**		**550.216**		**550.216**
160 Sovrapprezzi di emissione		**326**		**326**		**326**
170 Riserve		**187.750**		**138.091**		**158.144**
(a) riserva legale	111.850		111.711		111.712	
(b) riserva per azioni proprie	7.119		859		340	
(c) riserve statutarie	17.504		16.492		16.492	
(d) altre riserve	51.278		9.030		29.600	
180 Riserve di rivalutazione		**53.250**		**6.472**		**7.094**
200 Utile d'esercizio		**93.429**		**93.374**		**94.600**
TOTALE DEL PASSIVO		17.052.937		16.691.394		15.251.30

GARANZIE E IMPEGNI

VOCI						
10 Garanzie rilasciate		**633.960**		**590.812**		**577.60**
di cui:						
- accettazioni	14.164		24.662		24.639	
- altre garanzie	619.795		566.150		552.964	
20 Impegni		**187.155**		**504.426**		**493.77**

BILANCIO CONSOLIDATO IN MIGLIAIA DI EURO

CONTO ECONOMICO CONSOLIDATO

	VOCI	31 dicembre 2001		31 dicembre 2000 pro - forma		31 dicembre 2000	
10	**Interessi attivi e proventi assimilati**		994.601		906.191		725.638
	di cui:						
	- su crediti verso clientela	868.004		733.366		549.757	
	- su titoli di debito	99.763		119.150		119.238	
20	**Interessi passivi e oneri assimilati**		-435.194		-397.008		-337.513
	di cui:						
	- su debiti verso clientela	-133.923		-130.852		-128.852	
	- su debiti rappresentati da titoli	-141.522		-138.547		-137.569	
30	**Dividendi e altri proventi**		16.365		9.345		9.255
	(a) su azioni, quote e altri titoli di capitale	785		517		504	
	(b) su partecipazioni	15.580		8.828		8.752	
40	**Commissioni attive**		288.583		288.381		268.041
50	**Commissioni passive**		-47.931		-41.235		-20.560
60	**Profitti (Perdite) da operazioni finanziarie**		13.487		18.792		18.465
65	**Ricavi su investimenti dei fondi di quiescenza e per obblighi simili**		1.558		8.761		8.761
70	**Altri proventi di gestione**		123.485		114.131		96.153
80	**Spese amministrative**		-567.303		-551.291		-464.892
	(a) spese per il personale	-359.302		-348.457		-312.159	
	di cui:						
	- salari e stipendi	-261.383		-247.817		-222.340	
	- oneri sociali	-66.058		-61.995		-55.078	
	- trattamento di fine rapporto	-20.788		-21.603		-19.671	
	- trattamento di quiescenza e simili	-6.054		-9.526		-8.722	
	(b) altre spese amministrative	-208.000		-202.833		-152.733	
85	**Accantonamenti dei ricavi su investimenti dei fondi di quiescenza e per obblighi simili**		-1.558		-8.761		-8.761
90	**Rettifiche di valore su immobilizzazioni immateriali e materiali**		-83.195		-81.584		-64.768
100	**Accantonamenti per rischi e oneri**		-16.462		-12.880		-9.497
110	**Altri oneri di gestione**		-43.357		-37.657		-37.597
120	**Rettifiche di valore su crediti e accantonamenti per garanzie e impegni**		-87.617		-99.170		-88.755
130	**Riprese di valore su crediti e su accantonamenti per garanzie e impegni**		38.165		37.849		37.319
140	**Accantonamenti ai fondi rischi su crediti**		-15.593		-4.479		-4.440
150	**Rettifiche di valore su immobilizzazioni finanziarie**		-3.885		-2.548		-2.146
160	**Riprese di valore su immobilizzazioni finanziarie**		1.053		4		4
170	**Utili (Perdite) delle partecipazioni valutate al patrimonio netto**		9.908		35.188		45.886
180	**Utile delle attività ordinarie**		185.112		182.029		170.593
190	**Proventi straordinari**		26.465		42.999		42.156
200	**Oneri straordinari**		-12.216		-28.340		-30.952
210	**Utile (Perdita) straordinario**		14.249		14.659		11.204
230	**Variazione del Fondo per rischi bancari generali**		6.367		-3.222		-2.917
240	**Imposte sul reddito dell'esercizio**		-100.005		-90.396		-73.717
250	**Utile d'esercizio di pertinenza di terzi**		-12.293		-9.695		-10.563
260	**Utile d'esercizio**		93.429		93.374		94.600

BILANCIO CONSOLIDATO AL 31 DICEMBRE 2001

RELAZIONE DELLA SOCIETÀ DI REVISIONE AI SENSI DELL'ARTICOLO 156 DEL DLGS 24 FEBBRAIO 1998, N° 58

Agli azionisti della
CASSA DI RISPARMIO DI FIRENZE SPA

1 Abbiamo svolto la revisione contabile del bilancio consolidato della Cassa di Risparmio di Firenze SpA e controllate (Gruppo Cassa di Risparmio di Firenze) chiuso al 31 dicembre 2001. La responsabilità della redazione del bilancio consolidato compete agli amministratori della Cassa di Risparmio di Firenze SpA. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2 Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio consolidato sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonchè la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

I bilanci di alcune società controllate e collegate sono stati esaminati da altri revisori che ci hanno fornito le relative relazioni. Il nostro giudizio, espresso in questa relazione, per quanto riguarda circa il 12,6 per cento delle attività consolidate ed il 19,4 per cento dei proventi ordinari consolidati, è basato anche sulla revisione svolta da altri revisori.

Per il giudizio relativo al bilancio dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione da noi emessa in data 9 aprile 2001.

3 A nostro giudizio, il bilancio consolidato del Gruppo Cassa di Risparmio di Firenze al 31 dicembre 2001 è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico del Gruppo.

PRICEWATERHOUSECOOPERS

4 Richiamiamo la Vostra attenzione sui seguenti aspetti di rilievo descritti nella Nota Integrativa:

- A partire dal 1° gennaio 2001 il Gruppo ha cambiato i criteri di contabilizzazione e di valutazione dei titoli quotati non immobilizzati. Il commento a tale cambiamento ed i relativi effetti sono indicati nella sezione 1 della Parte A della Nota Integrativa.

- La Capogruppo ha effettuato la rivalutazione dei beni immobili strumentali, ai sensi della legge 21 novembre 2000, n. 342. Gli effetti di tale rivalutazione sono illustrati nella sezione 4 della Parte B della Nota Integrativa.

Firenze, 12 aprile 2002

PricewaterhouseCoopers SpA

Lamberto Tommasi

Lamberto Tommasi
(Revisore contabile)

Elenco delle Filiali

Direzione Generale - Via M. Bufalini, 6 – Firenze

Area Firenze - Via dei Pucci, 1 – Firenze
Area Toscana Sud – Piazzale Cosimini, 2 - Grosseto
Area Toscana Ovest - Via Pievano Rolando, 6 - Empoli (FI)
Area Toscana Nord - Viale Montegrappa, 302/g - Prato
Area Toscana Est - Via Roma, 36 – Montevarchi (AR)

FIRENZE E PROVINCIA

Firenze – Via M. Bufalini, 4
Private Banking – Via M. Bufalini, 6
Corporate Banking – Via M. Bufalini, 6
Filiale Enti e Tesorierie – Via Monalda, 7/9/13
Azienda dei Presti – Via Palazzuolo, 7/9
Firenze Sportello I.U.E – Via Badia dei Roccettini – San Domenico
Firenze Sportello Commiliter – Via Cavour, 39
Firenze Sportello C.I.A.A. – Piazza dei Giudici, 3
Firenze Sportello C.T.O – Largo Palagi, 1
Agenzia Agraria – Piazza Signoria, 20/r
Agenzia 1 – Viale Matteotti, 20
Agenzia 2 – Via de' Serragli, 126
Agenzia 3 – Via della Cernaia, 82
Agenzia 4 – Piazza Dalmazia, 37/r
Agenzia 5 – Via Gioberti, 163/r
Agenzia 6 – Via Nazionale, 93/95/r
Agenzia 7 – Via degli Alfani, 79/r
Agenzia 8 – Via il Prato, 109/r
Agenzia 9 – Viale dei Mille, 26/r
Agenzia 10 – Via F. De Sanctis, 48/50
Agenzia 11 – Via L. Bartolini, 20/r
Agenzia 12 – Via dei Bardi, 50/52/r
Agenzia 13 – Via Baldovini, 4/r
Agenzia 14 – Via Tornabuoni, 23/r ang. Via del Parione 1/r
Agenzia 15 – Piazza degli Ottaviani, 13/r
Agenzia 16 – Via degli Speziali, 14/16/r
Agenzia 17 – Via Martiri del Popolo, 35/39/r
Agenzia 19 – Piazza Puccini, 2-2/a/r
Agenzia 20 – Via del Gelsomino, 101/b
Agenzia 21 – Via Casentino, 57
Agenzia 22 – Viale E. Duse, 24/a
Agenzia 23 – Via A. del Pollaiolo, 152
Agenzia 24 – Via Aretina, 265/a
Agenzia 25 – Viale Europa, 27/a/b
Agenzia 26 – Via S. Caterina D'Alessandria, 14
Agenzia 27 – Via Cecioni, 86
Agenzia 28 – Piazza Adua, 1/b
Agenzia 29 – Piazza Artom, 7
Agenzia 30 – Viale Petrarca, 120/b/c/d
Agenzia 31 – Via Locchi, 108
Agenzia 32 – Via Baracchini, ang.Via Baracca
Agenzia 33 – Via Doni, angolo Via Maragliano
Agenzia 34 – Via Masaccio, 41/43
Agenzia 35 – Viale Pieraccini, 17
Agenzia 36 – Via Perfetti Ricasoli

Agenzia 38 – Viale Europa, 181/183
Agenzia 39 – Via Montelatici, 5
Agenzia 40 – Piazza delle Cure, 17/18/r
Agenzia 41 – Piazza Gualfredotto da Milano, 19/r
Agenzia 42 – Via Starnina, 41
Agenzia 43 – Via Comparetti, 32/34
Antella –Via U. Peruzzi, 36
Badia a Settimo – Via del Botteghino, 162
Bagno a Ripoli – Via F.lli Orsi, 4/6
Barberino di Mugello – Viale Matteotti, 2/b
Barberino di Mugello Centro – Via della Repubblica, 2
Barberino Val d'Elsa – Via Cassia, 61
Borgo S. Lorenzo – Piazza M. della Libertà, 12
Caldine – Via Faentina, 264/268
Calenzano – Via G. Puccini, 167/169
Campi Bisenzio – Via Rucellai, 2/2/a
Capalle – Via Val di Setta
Capalle – Sportello Direzione del Quarto Tronco
Capraia – Via G. La Pira, 27/29
Casellina – Via Baccio da Montelupo, 20
Castelfiorentino – Piazza Cavour, 19
Certaldo –Via 2 Giugno, 7
Contea – Strada Statale, 67 ang. Via Mozza
Dicomano – Via Dante Alighieri
Empoli –Via Pievano Rolando, 6
Empoli Ag. 1 – Via G. del Papa, 43
Empoli Ag.2 – Via Ponzano, 58
Fiesole –Piazza Garibaldi, 24
Figline Valdarno – Piazza Marsilio Ficino, 33
Figline Valdarno – Sportello Boehringer Ingelheim – Loc Prulli
Figline Valdarno Ag. 1 –Via Copernico, 72/74/76
Firenzuola – Corso Villani, 54
Fucecchio – Piazza Montanelli, 27
Galliano – Via 1° Maggio, 68
Galluzzo – Piazza Acciaioli, 1/2/r
Grassina – Piazza Umberto I°, 12
Greve in Chianti – Piazza Matteotti, ang. Via Roma
Impruneta – Viale della Libertà, 1
Incisa Valdarno – Via XX Settembre, 38
Lastra a Signa – Piazza Firenze, 1
Le Bagnese – Via Silvestro Lega, 12
Londa – Via Roma, 35
Marcialla – Piazza Brandi, 15
Marradi – Via Talenti, 21
Matassino – Via F.lli Rosselli, 4 – ang. Via Urbinese
Mercatale Val di Pesa –Via Mattoncetti, 16
Montaione – Piazza Cavour, 14
Montelupo Fiorentino –Piazza della Libertà, 1
Montespertoli – Piazza del Popolo, 41
Neto – Via G. di Vittorio, 14/18
Osmannoro –Via Volturno, 10/12
Palazzuolo sul Senio – Via Roma, 19
Pelago – Via della Rimembranza, 19
Peretola – Via I° Settembre, 34/44
Pietramala – Via Nazionale, 88
Pontassieve – Piazza Cairoli, 2/a
Ponte a Greve – Via Baccio da Montelupo, 64

Reggello – Via Dante Alighieri, 20
Rignano sull'Arno – Via Unità Italiana, 34
Ronta – Via Faentina, 54
Rufina – Via Piave, 28/c
San Bartolo a Cintoia –Viale Canova, 164
San Casciano Val di Pesa – Piazza delle Erbe, 1
San Donnino – Via Pistoiese, 375
San Francesco di Pelago – Via Bettini, 38
San Godenzo – Via Matteotti, 6
San Mauro a Signa – Piazza A. Ciampi, 8
San Piero a Sieve – Via Provinciale, 18/a
Santa Brigida – Via Piana, 13/e
Scandicci – Via Pantin, 1
Scandicci Ag. 1 – Piazza Matteotti, 18
Scarperia – Viale Kennedy
Sesto Colonnata – Viale 1° Maggio, 324/a
Sesto Fiorentino – Via Dante Alighieri, 38
Sesto Fiorentino Ag. 1 –Via Alcide De Gasperi, 11/13
Sieci – Via Aretina, 31/c
Sovigliana – Via Silvio Pellico, 41
Signa – Via Roma, 324
Tavarnelle Val di Pesa –Via Roma, 85
Tavarnuzze – Via Montebuoni, 200
Vicchio di Mugello – Piazza Giotto, 10

AREZZO E PROVINCIA

Arezzo – Via Roma, 4
Arezzo Ag. 1 – Via V. Veneto, 43
Arezzo Ag. 2 – Via Don Luigi Sturzo, 14
Arezzo Ag. 3 – Viale S. Margherita, 43/a
Bibbiena – Strada Statale, 208 ang. Via G. di Vittorio
Bucine – Via Roma, 37
Camucia – Viale Regina Elena, 3
Castelfranco di Sopra – Piazza V. Emanuele, 18/20
Castiglion Fiorentino – Corso Italia, 28/a
Cortona – Piazza Signorelli, 7
Foiano della Chiana – Corso V. Emanuele, 34
Levane – Piazza del Secco, 15/16
Loro Ciuffenna – Piazza Matteotti, 7
Lucignano – Via Provinciale Senese
Mercatale di Cortona - Via dei Ponti, 2
Montemignaio – Via della Pieve, 22/r
Monterchi – Via Pier della Francesca, 54/56
Monte San Savino – Via della Pace, 25
Montevarchi – Via Roma, 36
Pian di Scò - Via Marconi ang. Via Roma
Pieve al Toppo – Via Dante Alighieri, 1/b
Pieve Santo Stefano – Piazza Logge del Grano, 3
Ponte a Poppi – Via Roma, 204
Rassina – Piazza Mazzini, 57
Rigutino – Via Nazionale Ovest, 90/91
San Giovanni Valdarno – Corso Italia, 20
Sansepolcro – Via XX Settembre, 82/a/b
Sestino – Via Roma, 5
Stia – Piazza Tanucci, 70
Strada Casentino – Via Roma, 29/t

Terontola – Via XX Settembre, 27
Terranuova Bracciolini – Piazza della Repubblica, 15

GROSSETO E PROVINCIA

Arcidosso – Corso Toscana, 60
Bagno di Gavorrano - Via G. Marconi, 88
Castell'Azzara - Piazza Martiri Niccioleta, 3
Castel del Piano – Viale Imberciadori, 1
Castiglion della Pescaia – Via Roma, 1
Follonica – Via Litoranea, 87
Giglio Porto – Via Cardinale Oneglia
Grosseto – Piazza F.lli Rossselli, 7
Grosseto Ag. 1 – Via Senese, 2/8
Grosseto Ag. 2 – Via Giovanni XXIII°, 31
Grosseto Ag. 3 – Via Stati Uniti d'America
Manciano - Via Marsala, 118
Porto Ercole - Via Fosso delle Buche, 77
Porto S. Stefano – Piazzale dei Rioni, 5
Roccastrada – Piazza Gramsci, 22
Sorano – Piazza Busatti, 3

LIVORNO E PROVINCIA

Cecina – Via Diaz, 14/16
Livorno – Via dei Fulgidi, 12
Livorno Ag. 1 – Via dell'Artigianato, 35/b
Livorno Ag. 2 – Viale della Libertà, 57
Marina di Campo - Via Mascagni, 7
Porto Azzurro - Via Provinciale Est, 6
Portoferraio - Piazza Cavour, 60
Portoferraio Ag. 1 – Via Carpani, 68

LUCCA E PROVINCIA

Barga - Via Giovanni Pascoli, 36/38
Capannori - Piazza Aldo Moro
Fornaci di Barga - Via della Repubblica, 251
Lido di Camaiore - Viale Colombo, ang. Via Veneto
Marina di Pietrasanta – Via Versilia, 26
Marlia - Strada Statale 12, n.44
Pietrasanta - Piazza Carducci, 6
Pietrasanta – Sportello Ospedale Pietrasanta – Via Martiri S. Anna
Seravezza - Via Roma, 31
Viareggio - Via San Francesco, 1
Viareggio Ag. 2 - Piazza Dante, 6
Viareggio Ag. 3 - Via Ferruccio Parri, 42
Viareggio Ag. 4 – Via F.lli Cervi
Viareggio – Sportello Ospedale Tabarracci Via Fratti, 530
Viareggio – Sportello Mercato Ittico Via Salvatori, 13

MASSA E PROVINCIA

Aulla - Piazza Mazzini, 9/10
Avenza – Via XX Settembre, 248
Bagnone – Via della Repubblica, 54
Carrara -. Via Roma, ang. Via Groppini

Gragnola – Via Nuova, 66
Massa – Via F. Crispi, 26
Pontremoli – Via Ricci Armani, 2
Villafranca Lunigiana – Piazza della Vittoria, 5

PERUGIA E PROVINCIA

Bastia Umbra –Via Roma, 101/103
Citta' di Castello – Via S. S. Tiberina, 3 bis
Deruta – Via Tiberina, 250
Ellera – Via di Vittorio, 106/108
Foligno – Via Nazario Sauro, 4a/4c
Gualdo Tadino – Via Flaminia, ang.Via Tagliamento
Gubbio – Via Campo di Marte, 39/41/43
Perugia – Via Settevalli
Perugia Ag. 1 – Piazza della Repubblica, 63
Ponte S. Giovanni – Via Quintina, 2
San Sisto - Viale S. Sisto, 333
Trestina - Via G. Parini, 20
Umbertide - Via della Repubblica

PISA E PROVINCIA

Bientina - Largo Roma, 13
Cascina - Viale Comaschi, 1
Castelfranco di Sotto – Piazza XX Settembre, ang. Gramsci
Castelnuovo Val di Cecina - Via della Repubblica, 49/51
Pisa - Via San Martino, 82
Pisa Cisanello - Via Matteucci
Pomarance - Piazza Sant'Anna, 2
Pontedera – Via Castelli, 36
Ponsacco - Via Carducci, ang. Via XXV Aprile
Ponte a Egola - Via Curtatone e Montanara, 49/a
Santa Croce sull'Arno – Via Cavour, ang. Via Basili
San Miniato Basso - Piazzale della Pace, 9
Volterra - Via Matteotti, 1

PISTOIA E PROVINCIA

Montecatini Terme – Via IV Novembre, 69
San Marcello Pistoiese – Via Pietro Leopoldo, 33

PRATO E PROVINCIA

Oste Montemurlo - Via di Oste, 130 ang. Via San Babila
Poggio a Caiano - Via G. Masi, 39 ang. Via Maccanti
Prato – Via Fabbroni, 1/7
Prato Ag. 1 – Via Pistoiese, 115
Prato Ag. 2 - Via Mozza sul Gorone
Prato Ag. 3 - Viale Montegrappa, 302/g/h
Prato Macrolotto - Via dei Fossi, 14
Prato Vergaio - Via Tobbianese, ang. Via di Vergaio
San Giorgio a Colonica – Via del Leone, 27/a
Seano – Via Baccheretana, 158
Vaiano – Via Val di Bisenzio, 205/c

ROMA E PROVINCIA

Roma – Via Paisiello, 38
Roma Ag. 1 – Piazza della Chiesa Nuova, 25

SIENA E PROVINCIA

Castellina in Chianti - Via Ferruccio, 45
Castellina Stazione - Via E. Berrettini, 42
Castelnuovo Berardenga - Via della Società Operaia, 1
Chianciano Terme – Viale della Libertà 503/505/507
Chiusi Stazione - Via Cassia Aurelia, 85
Colle Val d'Elsa - Via Arnolfo di Cambio, 33/34
Gaiole in Chianti - Via Ricasoli, 76
Monteroni d'Arbia - Via Roma, 134
Piancastagnaio - Via delle Acacie, 6/8
Pieve di Sinalunga - Viale Trieste, 39
Poggibonsi - Largo A. Gramsci, 15
Poggibonsi Ag. 1 - Via Senese, 123/f
Poggibonsi Ag. 2 -Via Pisana, 110
Rapolano Terme - Via Prov.le Sud, 35
Siena - Piazza Tolomei, 11
Siena San Marco - Via Massetana, 2
San Gimignano - Piazza della Cisterna, 2
Torrita di Siena - Via Mazzini, 12